Exhibit 8 - Material Contracts filed with the Registrant's Prospectus
8.1	May 29, 2003	Warrant Indenture
8.2	May 29, 2003	Underwriting Agreement
8.3	May 29, 2003	Indenture Amendment Agreement
8.4	May 29, 2003	Special Warrant Indenture
8.5	April 2, 2003	Agreement for sale and purchase of the Alumbrera Interests
8.6	June 16, 2003	Management Contract
8.7	June 16, 2003	Management Contract
8.8	April 23, 2003	LLC Interest Purchase Agreement

NORTHERN ORION EXPLORATIONS LTD.

and

PACIFIC CORPORATE TRUST COMPANY

WARRANT INDENTURE

Stikeman Elliott LLP

Dated as of May 29, 2003

ARTICLE 1
INTERPRETATION

1.1 Definitions 2
1.2 Meaning of "outstanding" for Certain Purposes 6
1.3 Gender and Number 7
1.4 Interpretation Not Affected by Headings 7
1.5 Day Not a Business Day 7
1.6 Time of the Essence 7
1.7 Applicable Law 7
1.8 Language Clause 7
1.9 Statutory references 7
1.10 Currency 7
1.11 Schedules 8

ARTICLE 2
ISSUE OF WARRANTS

2.1 Issue of Warrants 8
2.2 Terms of Warrants 8
2.3 Warrant Certificates 8
2.4 Signing of Warrant certificates 11
2.5 Certification by the Trustee 11
2.6 Warrantholder not a Shareholder 11
2.7 Issue in Substitution for Lost Warrant certificate 11
2.8 Issue of Global Certificates 12
2.9 Transfer of Warrants Represented by Global Certificates 14

ARTICLE 3
EXCHANGE, OWNERSHIP AND TRANSFER OF WARRANTS

3.1 Exchange of Warrants 14
3.2 Charges for Exchange 14
3.3 Ownership of Warrants 15
3.4 Registration and Transfer of Warrants 15

ARTICLE 4
EXERCISE OF WARRANTS

4.1 Method of Exercise of Warrants 16
4.2 Effect of Exercise of Warrants 17
4.3 No Fractional Common Shares 18
4.4 Expiration of Warrants 18
4.5 Accounting and Recording 18

ARTICLE 5
ADJUSTMENT OF EXCHANGE NUMBER

- ii -

5.3 No Adjustment for Stock Options, etc. 22
5.4 Determination by Company's Auditors 23
5.5 Proceedings Prior To Any Action Requiring Adjustment 23
5.6 Action Requiring Adjustment 23
5.7 Certificate Of Adjustment 23
5.8 Notice Of Special Matters 23
5.9 No Action After Notice 24
5.10 Protection Of Trustee 24
5.11 Corresponding Changes to Exchange Number 24
5.12 Adjustments Cumulative 25

ARTICLE 6
PURCHASES BY THE COMPANY

6.1 Company May Purchase 25

ARTICLE 7
COVENANTS OF THE COMPANY

7.1 Issuance Of Warrants 25
7.2 No Amendment To Common Shares 25
7.3 Prospectus Clearance 25
7.4 To Maintain Corporate Existence 25
7.5 To Maintain Listing 26
7.6 To Pay Trustee Remuneration and Expenses 26
7.7 Financial Statements 26
7.8 To Perform Covenants 26
7.9 Trustee May Perform Covenants 26
7.10 Certificates Of No Default 27
7.11 Reporting Issuer Status 27

ARTICLE 8
ENFORCEMENT

8.1 Suits by Warrantholders 27
8.2 Immunity of Shareholders 27
8.3 Limitation of Liability 27

ARTICLE 9
MEETINGS OF WARRANTHOLDERS

9.1 Right to Convene Meeting 28
9.2 Notice of Meetings 28
9.3 Chairman 28
9.4 Quorum 28
9.5 Power to Adjourn 29
9.6 Show of Hands 29
9.7 Poll 29
9.8 Voting 29
9.9 Regulations 29
9.10 Company and Trustee may be Represented 30
9.11 Powers Exercisable by Extraordinary Resolution 30
9.12 Meaning of "Extraordinary Resolution" 31

- iii -

9.13 Powers Cumulative 32
9.14 Minutes 32
9.15 Instruments in Writing 32
9.16 Binding Effect of Resolutions 33
9.17 Holdings by the Company or Subsidiaries of the Company Disregarded 33

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1 Provision for Supplemental Indentures for Certain Purposes 33

ARTICLE 11
SUCCESSOR COMPANIES

ARTICLE 12
CONCERNING THE TRUSTEE

12.1 Trust Indenture Legislation 35
12.2 Rights and Duties of Trustee 35
12.3 Evidence, Experts and Advisers 36
12.4 Securities, Documents and Monies Held by Trustee 36
12.5 Action by Trustee to Protect Interests 37
12.6 Trustee Not Required to Give Security 37
12.7 Protection of Trustee 37
12.8 Replacement of Trustee 38
12.9 No Conflict of Interest 39
12.10 Acceptance of Trust 39
12.11 Indemnification 39

ARTICLE 13
NOTICES

13.1 Notice to Company and Trustee 40
13.2 Notice to Warrantholders 41
13.3 Mail Service Information 41

ARTICLE 14
GENERAL PROVISIONS

14.1 Satisfaction and Discharge of Indenture 41
14.2 Sole Benefit of Parties and Warrantholders 42
14.3 Counterparts and Formal Date 42

SCHEDULES

THIS WARRANT INDENTURE is dated as of May 29, 2003 and made

BETWEEN

NORTHERN ORION EXPLORATIONS LTD., a company incorporated under the laws of British Columbia and having a head office at Suite 250 - 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 (the "Company")

AND

PACIFIC CORPORATE TRUST COMPANY, having an office at 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 (the "Trustee")

WHEREAS:

A.

all capitalized terms used in these recitals have the meanings ascribed to them in section 1.1 below;

B.

the Company proposes to issue up to 463,645,943 Warrants (or up to 46,364,594 Warrants if the Company effects the Consolidation prior to the issuance of the Warrants) upon the exercise or deemed exercise of 842,992,624 Special Warrants pursuant to the Special Warrant Indenture (with up to 421,496,312 Warrants being issuable upon the exercise of such Special Warrants if the penalty provided for in subsection 2.2(2) of the Special W arrant Indenture does not take effect);

C.

each Warrant shall entitle the Holder thereof to acquire one Common Share at a price of $0.20 (or $2.00 if the Company effects the Consolidation prior to the issuance of the Warrants), subject to adjustments in certain events, upon the terms and conditions herein set forth;

D.

the Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E.

all things necessary have been done and performed to make the Warrants, when issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

F.

the Trustee has agreed to act as the trustee of the Warrants on behalf of those persons who become Warrantholders from time to time on the terms and conditions herein set forth; and

G.

the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1

DEFINITIONS

In this Indenture, including the recitals and schedules hereto, the following words and phrases shall have the following meanings:

(a)

"Acquisition" means the acquisition by the Company with Wheaton River Minerals Ltd. of a 25% indirect interest in the Bajo de la Alumbrera gold/copper mine in Argentina from Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton, for a purchase price of US$180 million;

(b)

"Applicable Legislation" means the provisions of the statutes of Canada and its provinces and territories and the regulations under those statutes relating to trust indentures or the rights, duties or obligations of corporations and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

(c)

"Beneficial Owner" means a person that has a beneficial interest in a Warrant that is represented by a Global Certificate;

(d)

"Business Day" means any day (other than a Saturday, Sunday or statutory holiday) on which the principal transfer office of the Trustee in Vancouver, British Columbia is open for business;

(e)

"Common Shares" means the common shares in the capital of the Company, as  such common shares are presently constituted;

(f)

"Company" means Northern Orion Explorations Ltd. and its lawful successors from time to time;

(g)

"Company's Auditors" means an independent firm of chartered accountants duly appointed  as auditors of the Company;

(h)

"Consolidation" means the consolidation of all of the Company's issued Common Shares on a one (1) for ten (10) basis, which consolidation is to be voted upon by the holders of Common Shares at the general and extraordinary meeting of the shareholders of the Company to be held on June 16, 2003 or any adjournment thereof;

(i)

"Convertible Security" means a security of the Company (other than the Warrants) or of any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

(j)

"Counsel" means a barrister or solicitor or firm of barristers and solicitors (who may be counsel for the Company) in any case acceptable to the Trustee, acting reasonably;

(k)

"Current Market Price" at any date, means the weighted average price per Common Share at which the Common Shares have traded:

(i)

on the TSX;

(ii)

if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Directors and approved by the Trustee; or

(iii)

if the Common Shares are not listed on any stock exchange, on any over-the-counter market as may be selected for this purpose by the Directors and approved by the Trustee;

during the last twenty (20) trading days ending the fifth trading day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares traded on the exchange or market, as the case may be, during such twenty (20) consecutive trading days by the aggregate number of Common Shares sold;

(l)

"Depository" means The Canadian Depository for Securities Limited ("CDS"), or its successor, or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Company, with the consent of the Trustee, acting reasonably, may designate;

(m)

"Director" means a director of the Company and "Directors" or "Board of Directors" means the board of directors of the Company or, whenever duly empowered, a committee of the board of directors of the Company, and reference to "action by the directors" means action by the directors of the Company as a board or acting committee as a committee;

(n)

"dividends" means dividends or distributions (payable in cash or in securities, property or assets of equivalent value) declared payable on the Common Shares;

(o)

"dividends paid in the ordinary course" means such dividends declared payable on the Common Shares in any fiscal year of the Company to the extent that such dividends or distributions do not exceed in the aggregate the greater of:

(i)

50% of the retained earnings of the Company as at the end of its immediately preceding fiscal year; and

(ii)

100% of the aggregate consolidated net income of the Company determined before computation of extraordinary or unusual items, for its immediately preceding fiscal year;

and for such purposes the amount of any dividends paid in other than cash or shares shall be the fair market value of such dividends as determined by the Directors;

(p)

"Exchange Number" shall initially be one (1) and means, at any time, that number of Common Shares or other classes of shares or securities that Warrantholders are entitled to receive for each Warrant held upon exercise of the rights attached to the Warrant as the number may be adjusted by Article 5;

(q)

"Exercise Date" with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article 4;

(r)

"Exercise Price" means the purchase price of each Common Share issuable upon exercise of each Warrant, as adjusted, such price to be $0.20 as at the date hereof (or $2.00 if the Company effects the Consolidation prior to the issuance of such Warrant);

(s)

"extraordinary resolution" has the meaning ascribed thereto in sections  and ;

(t)

"Final Receipt" means a receipt for the Prospectus from the Regulatory Authorities and, if the Regulatory Authorities do not issue receipts on the same day, means the receipt issued by the last of the Regulatory Authorities;

(u)

"Global Certificate" means a Warrant Certificate that is registered in the name of the Depository, or its nominee, pursuant to section 2.8 for the purpose of being held by or on behalf of the Depository as custodian for Participants;

(v)

"Participant" means a person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

(w)

"person" includes any individual, corporation, partnership, company, association, joint venture, trust, unincorporated association, government or governmental authority;

(x)

"Prospectus" means the final prospectus of the Company to be filed with each of the Regulatory Authorities to qualify the distribution of the Common Shares and Warrants upon exercise or deemed exercise of the Special Warrants;

(y)

"Qualification Date" means, in respect of the Qualifying Jurisdiction in which any Warrantholder resides, the date on which the Regulatory Authority therein issues a final receipt for the Prospectus;

(z)

"Qualifying Jurisdiction" means each of the provinces of Canada in which purchasers of Special Warrants are resident;

(aa)

"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

(bb)

"Regulatory Authorities" means the securities commission or similar securities regulatory authority in each of the Qualifying Jurisdictions;

(cc)

"shareholder" means an owner of record of one or more Common Shares or shares of any other class or series of the Company;

(dd)

"Special Warrant Indenture" means the special warrant indenture between the Company, Griffiths McBurney & Partners, BMO Nesbitt Burns Inc. and Pacific Corporate Trust Company (as trustee and as escrow agent) dated as of May 29, 2003;

(ee)

"Special Warrants" means the special warrants of the Company issued pursuant to the Special Warrant Indenture, entitling the holders thereof to acquire, upon the exercise or deemed exercise of such special warrants, Common Shares and Warrants;

(ff)

"subsidiary of the Company" means any corporation of which more than 50% of the votes attached to the outstanding voting shares are owned by or for the Company or for any corporation in like relation to the Company and includes any corporation in like relation to a subsidiary;

(gg)

"this Warrant Indenture", "this Indenture", "herein", "hereby" and similar expressions mean or refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "section" or "subsection" followed by a number or letter mean and refer to the specified Article, section or subsection of this Indenture;

(hh)

"Time of Expiry" means 4:00 p.m. (Vancouver time) on May 29, 2008;

(ii)

"trading day" with respect to a stock exchange means a day on which the stock exchange is open for business;

(jj)

"Transfer Agent" means the registrar and transfer agent for the Common Shares or the Warrants, as the context requires;

(kk)

"Trustee" means Pacific Corporate Trust Company or its successor or successors for the time being as trustee hereunder, at its principal office in the City of Vancouver, British Columbia;

(ll)

"TSX" means the Toronto Stock Exchange;

(mm)

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(nn)

"U.S. Person" has the meaning ascribed thereto in Rule 902(k) of Regulation S under the U.S. Securities Act;

(oo)

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(pp)

"Warrant Certificate" means a certificate in substantially the form attached as Schedule "A" hereto, or such other form as may be approved under subsection , evidencing Warrants;

(qq)

"Warrantholders" or "holders" means the registered holders of Warrants for the time being;

(rr)

"Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders entitled to purchase in the aggregate not less than 20% of the aggregate number of Common Shares that could be acquired pursuant to the exercise of all the Warrants then outstanding requesting the Trustee to take some action or proceeding specified therein;

(ss)

"Warrants" means the common share purchase warrants authorized to be created by the Company under subsection , and issued and certified under this Indenture entitling the holders to acquire Common Shares and for the time being outstanding and includes warrants evidenced by Warrant Certificates; and

(tt)

"written order of the Company", "written request of the Company", "written consent of the Company" and "certificate of the Company" mean respectively a written order, request, consent and certificate signed in the name of the Company by any one or more of the President, Secretary and any Director of the Company and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by the Company is a document signed on behalf of the Company by any one or more of such officers.

1.2

MEANING OF "OUTSTANDING" FOR CERTAIN PURPOSES

Every Warrant Certificate countersigned and delivered by the Trustee hereunder shall be deemed to be outstanding until it has been surrendered to the Trustee pursuant to this Indenture, provided however that:

(a)

a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged part of the Warrants,

(b)

where a Warrant Certificate has been issued in substitution for a Warrant Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Warrants outstanding; and

(c)

for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or beneficially by the Company or any subsidiary of the Company shall be disregarded, except that:

(i)

for the purpose of determining whether the Trustee shall be protected in relying on any vote, consent, request or other instrument or other action, only the Warrants of which the Trustee has notice that they are so owned shall be so disregarded; and

(ii)

Warrants so owned that have been pledged in good faith other than to the Company or any subsidiary of the Company shall not be so disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right to vote the Warrants in its discretion free from the control of the Company or any subsidiary of the Company pursuant to the terms of the pledge.

1.3

GENDER AND NUMBER

Words importing gender and number shall be read with such changes as the context may require.

1.4

INTERPRETATION NOT AFFECTED BY HEADINGS

The division of this Indenture into Articles, sections, subsections and paragraphs; the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5

DAY NOT A BUSINESS DAY

In the event that any day on which the Warrants expire or on or before which any action is required to be taken hereunder is not a Business Day, then the Warrants shall expire on or the action shall be required to be taken on or before the next succeeding day that is a Business Day.

1.6

TIME OF THE ESSENCE

Time shall be of the essence of this Indenture, the Warrants and the Warrant Certificates.

1.7

APPLICABLE LAW

This Indenture, the Warrants and the Warrant Certificates shall be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

1.8

LANGUAGE CLAUSE

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up in English.

1.9

STATUTORY REFERENCES

References in this Indenture to any statute will be deemed to be a reference to that statute including any regulations made under that statute, as amended, re-enacted or replaced from time to time.

1.10

CURRENCY

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.11

SCHEDULES

Schedules "A" and "B" to this Indenture are incorporated into this Indenture by reference.

ARTICLE 2
ISSUE OF WARRANTS

2.1

ISSUE OF WARRANTS

(1)

The Company hereby creates and authorizes the issuance by the Trustee on behalf of the Company of Warrants, with the aggregate number of Warrants to be issued not to exceed 463,645,943 Warrants (or 46,364,594 Warrants if the Company effects the Consolidation prior to the issuance of the Warrants), and entitling the holders thereof to acquire from the Company on exercise thereof, subject to the conditions in Article 4 and adjustment to the Common Shares as provided in Article 5, up to an aggregate of 463,645,943 Common Shares (or 46,364,594 Common Shares if the Company effects the Consolidation prior to the issuance of the Warrants) at the Exercise Price, subject to adjustment as provided for in Article 5.  Such Warrants shall be issued pursuant to and in accordance with the terms of this Indenture.

(2)

Certificates for Warrants issued pursuant to subsection  shall be executed by the Company and certified by or on behalf of the Trustee and delivered by the Company in accordance with section 2.3.

2.2

TERMS OF WARRANTS

(1)

Subject to the provisions of Articles 4 and 5, each of the Warrants issued hereunder shall entitle the holder thereof to acquire from the Company upon payment of the Exercise Price, at any time prior to the Time of Expiry, the number of Common Shares equal to the Exchange Number in effect on the Exercise Date.

(2)

Fractional Warrants shall not be issued or otherwise provided for.

(3)

The Warrants shall rank pari passu, whatever may be the actual date of issue thereof.

(4)

The Warrants and any rights thereunder shall expire in accordance with the provisions of section 4.4.

2.3

WARRANT CERTIFICATES

(1)

Subject to section 2.8, the Warrant Certificates to be issued to evidence the Warrants authorized for issuance pursuant to section  shall be issuable in registered form only, shall be in the English language and shall be substantially in the form set out in Schedule "A".  All Warrant Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as the Company may, with the approval of the Trustee, prescribe, and will be issuable in any denomination excluding fractions.  Irrespective of any adjustments pursuant to Article 5, Warrant Certificates shall continue to be in the form set out in Schedule "A" and shall continue to express the number of Common Shares that may be acquired upon the exercise of the Warrants evidenced thereby prior to any such adjustment.  Notwithstanding the foregoing, in the event that the Warrants are listed for trading on a stock exchange, the form of certificate representing the Warrants shall be amended by the Company to the extent necessary to comply with the requirements applicable to forms of certificates representing securities issued on such exchange, provided that such amendment does not, in the opinion of the Trustee, prejudice the rights of Warrantholders.  In such event, Warrantholders may exchange the certificates representing their Warrants for such replacement certificates.

(2)

Warrant Certificates evidencing the Warrants will be certified by or on behalf of the Trustee on written direction of the Company.

(3)

The Trustee understands and acknowledges that the certificates representing Warrants and Common Shares issuable upon exercise of the Warrants and all certificates issued in exchange therefor or in substitution thereof prior to four months plus a day after the date of issuance of the related Special Warrants shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [FOUR MONTHS AND A DAY FROM THE DATE OF ISSUANCE OF THE RELATED SPECIAL WARRANTS].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.";

provided that no such legends shall be placed on any such certificate issued to any holder on or after the Qualification Date for such holder's Qualifying Jurisdiction, provided such Qualification Date occurs on or before the Exercise Date for such holder's Warrants to which any such certificate relates.

(4)

The Trustee further understands and acknowledges that the Warrants and the Common Shares issuable upon exercise of the Warrants have not been registered under the U.S. Securities Act and that the Company has no current intention to effect such registration.  Each Warrant Certificate originally issued to or for the account or benefit of a U.S. Person or a person in the United States, and each Warrant Certificate issued in exchange therefor or in substitution thereof, and all certificates representing Common Shares issuable upon exercise of such Warrants and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend, in addition to the legend set forth in subsection 2.3(3), until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT

PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF AN OFFER, SALE OR TRANSFER IN ACCORDANCE WITH (C) OR (D), SELLER FURNISHES TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that, if the Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act at a time when the Company is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act, the legend may be removed by providing a declaration to the Trustee to the effect set forth in Schedule "B" to this Indenture (or as the Company may prescribe from time to time) and provided further, that, if any such Warrants or Common Shares are being sold within the United States in accordance with the exemption from registration under the U.S. Securities Act provided by Rules 144 or 144A thereunder, the legend may be removed by delivery to the Transfer Agent and the Company of an opinion of counsel of recognized standing satisfactory to the Company, acting reasonably, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(5)

If a Warrant Certificate bearing the legends set forth in subsection 2.3(3) hereof is tendered for transfer before the earlier of the date set out in such legend and the Qualification Date for the Qualifying Jurisdiction of the holder thereof and such Warrantholder has not obtained the prior written consent of the Company, the Trustee shall not register such transfer unless the holder thereof provides to the Trustee a declaration or legal opinion acceptable to the Company, confirming in reasonable detail that such transfer is permitted under applicable securities laws.

(6)

If a Warrant Certificate tendered for transfer does not bear the legends set forth in subsection 2.3(3) hereof, the Trustee shall not register such transfer if it has reason to believe that the transferee is a U.S. Person, is in the United States or is acquiring the Warrants evidenced thereby for the account or benefit of a U.S. Person or a person in the United States.

(7)

If, at the time of issue of any of the Warrants, there are restrictions on resale under applicable securities legislation on such Warrants, the Company may, on the advice of counsel, endorse the Warrant Certificates with respect to those restrictions.

2.4

SIGNING OF WARRANT CERTIFICATES

The Warrant Certificates shall be signed by the President, Secretary or any Director of the Company, or any other person who has been authorized to sign the Warrant Certificates on the Company's behalf and has established such authorization to the reasonable satisfaction of the Trustee.  The signature of such signing officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signature shall be binding upon the Company, as if they had been manually signed by such signing officer.  Notwithstanding that any individual whose manual or facsimile signature appears on any Warrant Certificate as a signing officer may no longer hold office or a directorship, as applicable, at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.5, be valid and binding upon the Company and the holder thereof shall be entitled to the benefits of this Indenture.

2.5

CERTIFICATION BY THE TRUSTEE

(1)

No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee substantially in the form approved by the Company and the Trustee and the certification by the Trustee upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(2)

The certification of the Trustee on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Warrant Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof, except as otherwise specified herein.

2.6

WARRANTHOLDER NOT A SHAREHOLDER

Nothing in this Indenture or in the holding of a Warrant itself evidenced by a Warrant Certificate, or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions except as may be provided herein or in the Warrant Certificate.

2.7

ISSUE IN SUBSTITUTION FOR LOST WARRANT CERTIFICATE

(1)

In case any of the Warrant Certificates shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.7(2) , shall issue and thereupon the Trustee shall certify and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Trustee and shall be entitled to the benefits hereof and rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)

The applicant for the issue of a new Warrant Certificate pursuant to this section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Trustee evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen satisfactory to the Company and to the Trustee in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Company and the Trustee in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of the Company and the Trustee in connection therewith.

2.8

ISSUE OF GLOBAL CERTIFICATES

(1)

The Company may, at its sole option, specify, in a written order of the Company delivered to the Trustee, that some or all of the Warrants (other than Warrants issued to or for the account or benefit of a U.S. Person or person in the United States) are to be represented by one or more Global Certificates registered in the name of the Depository or its nominee, and in such event the Company shall execute and the Trustee shall certify and deliver one or more Global Certificates that shall:

(i)

represent the aggregate number of outstanding Warrants to be represented by such Global Certificate(s);

(ii)

be delivered by the Trustee to the Depository or pursuant to the Depository's instructions; and

(iii)

bear a legend substantially to the following effect:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE COMPANY OR THE TRUSTEE, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.  THIS CERTIFICATE IS SUBJECT TO A MASTER LETTER OF REPRESENTATION OF THE COMPANY TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME."

(2)

Transfers of beneficial ownership in any Warrant represented by a Global Certificate will be effected only (i) with respect to the interest of a Participant, through records maintained by the Depository or its nominee for such Global Certificate, and (ii) with respect to the interest of any person other than a Participant, through records maintained by Participants.  Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Warrants represented by such Global Certificate may do so only through a Participant.

(3)

Notwithstanding subsection 2.8(2), no Warrant represented by a Global Certificate may be transferred or exercised at any time prior to the delivery of the Release Certificate (as defined in the Special Warrant Indenture) to the Trustee in accordance with the Special Warrant Indenture unless, prior to such transfer or exercise, the holder of such Warrant shall have (i) caused such Warrant to be represented by a definitive fully registered Warrant Certificate instead of such Global Certificate and (ii) taken all other action necessary to transfer or exercise such Warrant, as the case may be, in accordance with this Indenture.

(4)

The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(5)

Subject to subsections 2.8(6) and (7), neither the Company nor the Trustee shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Warrants.

(6)

If any Warrant is represented by a Global Certificate and any of the following events occurs:

(a)

the Depository or the Company has notified the Trustee that (1) the Depository is unwilling or unable to continue as Depository or (2) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Company is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

(b)

the Company has determined, in its sole discretion, with the consent of the Trustee, to terminate the book entry only system in respect of such Global Certificate and has communicated such determination to the Trustee in writing;

(c)

the Company or the Depository is required by applicable law to take the action contemplated in this subsection 2.8(6); or

(d)

the book entry only system administered by the Depository ceases to exist;

then one or more definitive fully registered Warrant Certificates shall be executed by the Company and certified and delivered by the Trustee to the Depository in exchange for the Global Certificate(s) held by the Depository.

(7)

Fully registered Warrant Certificates issued and exchanged pursuant to subsection 2.8(6) shall be registered in such names and in such denominations as the Depository shall instruct the Trustee, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Warrants represented by the Global Certificate(s) so exchanged.  Upon exchange of a Global Certificate for one or more Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Trustee.

(8)

Notwithstanding anything herein or in the terms of the Warrant Certificates to the contrary, neither the Company nor the Trustee nor any agent thereof shall have any responsibility or liability for (i) the records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any Global Certificate (other than the applicable Depository or its nominee), (ii) for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest, or (iii) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

2.9

TRANSFER OF WARRANTS REPRESENTED BY GLOBAL CERTIFICATES

The provisions of section 3.4 with respect to the transfer of Warrants are subject to the provisions of section 2.8.

ARTICLE 3
EXCHANGE, OWNERSHIP AND TRANSFER OF WARRANTS

3.1

EXCHANGE OF WARRANTS

(1)

One or more Warrant Certificates representing Warrants to acquire a certain number of Common Shares as determined in accordance with the provisions of this Indenture may, upon compliance with the reasonable requirements of the Trustee, be exchanged for one or more Warrant Certificates representing Warrants issued by the Company, entitling the holder thereof to acquire an equal aggregate number of Common Shares.

(2)

Warrants may be exchanged only at the principal transfer office of the Trustee in the City of Vancouver, British Columbia or at any other place that is designated by the Company. Any Warrants tendered for exchange shall be surrendered to the Trustee or to its agent and cancelled. The Company shall sign all Warrant Certificates necessary to carry out exchanges as hereinbefore provided and those Warrant Certificates shall be certified by or on behalf of the Trustee.

3.2

CHARGES FOR EXCHANGE

For each Warrant exchanged, the Trustee shall, except as otherwise herein provided, if required by the Company, charge a reasonable sum for each new Warrant Certificate issued. The party requesting the exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Trustee or the Company for all exigible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith.  Notwithstanding the foregoing, in the event that the Warrants are listed for trading on a stock exchange and the form of certificate representing the Warrants is amended as contemplated by subsection , the exchange of outstanding Warrant Certificates for replacement Warrant Certificates in such amended form shall be without charge to the Warrantholder.

3.3

OWNERSHIP OF WARRANTS

The Company and the Trustee and their respective agents may deem and treat the holder of any Warrant as the absolute owner of that Warrant for all purposes, and the Company and the Trustee and their respective agents shall not be affected by any notice or knowledge to the contrary except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.  The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Company, and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Common Shares or monies obtainable pursuant thereto shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any holder.

3.4

REGISTRATION AND TRANSFER OF WARRANTS

(1)

The Company hereby appoints the Trustee as registrar of the Warrants.  The Company may hereafter, with the consent of the Trustee, appoint one or more other additional registrars of the Warrants.

(2)

The Company shall cause a register to be kept by the Trustee at its principal transfer office in the City of Vancouver, British Columbia and in such other place or places and by such other agent as the Company with the approval of the Trustee may designate, in which shall be entered the names and addresses of the holders of Warrants and other particulars of the Warrants held by them respectively and of all transfers of Warrants. Warrants bearing the legends set out in subsection 2.3(3)  may not be transferred unless the conditions set out in such legends are met to the satisfaction of the Company.  Warrants bearing the legend set out in subsection 2.3(4)  may not be transferred unless the conditions set out in such legend are met to the satisfaction of the Company. No transfer of Warrants shall be valid unless made pursuant to the transfer form attached to the Warrant Certificates and:

(a)

it is made by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the registrar, upon compliance with such requirements as the registrar may prescribe; and

(b)

the Company and the Trustee shall have received satisfactory written representations of the transferor and transferee together with such other evidence (if any) as the Company shall reasonably require to assure that the transfer complies with applicable securities laws and the restrictions on transfer set out herein; and

(c)

the transfer shall have been duly entered on one of the appropriate registers by a registrar.

(3)

The registers referred to in this section shall at all reasonable times be open for inspection by the Company, by the Trustee and by any Warrantholder.

(4)

The holder of a Warrant may at any time and from time to time have the Warrant transferred at any of the places at which a register of transfers is kept pursuant to the provisions of this section  in accordance with such reasonable regulations as the registrar may prescribe.

(5)

Except as required by law, neither the Trustee nor any other registrar nor the Company shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant and may transfer any Warrant on the written direction of the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(6)

Except in the case of the registers required to be kept at the City of Vancouver, British Columbia, the Company by agreement shall have the power to close any branch register at any time. In the event that the register in any place is closed, notice of the closing shall be given, in the manner provided in section 13.2, to the Warrantholders.

(7)

The registrar shall, when requested to do so by the Company, furnish the Company with a list of names and addresses of the Warrantholders showing the number of Warrants held by each Warrantholder.

(8)

Any Warrant Certificate issued to a transferee in a transfer contemplated by this section 3.4 shall bear the appropriate legend(s) as set forth in subsections 2.3(3)  and (4).

ARTICLE 4
EXERCISE OF WARRANTS

4.1

METHOD OF EXERCISE OF WARRANTS

(1)

Subject to subsection 4.1(2), the holder of any Warrant may, at any time prior to the Time of Expiry, exercise the right thereby conferred on him to acquire Common Shares by:

(a)

surrendering to the Trustee at its principal transfer office in the City of Vancouver, British Columbia, or at any other place or places that may be designated by the Company with the approval of the Trustee, a certificate or certificates representing one Warrant for each Common Share to be acquired, or, if the Exchange Number has been adjusted as provided for in Article 5, that number of Warrants, which, when multiplied by the Exchange Number, equals the number of Common Shares to be acquired;

(b)

delivering to the Trustee a certified cheque, recognized bank draft or money order in lawful money of Canada payable to or to the order of the Company for the Exercise Price for the number of Common Shares to be acquired; and

(c)

delivering to the Trustee a duly completed and executed exercise form as attached to the Warrant Certificates, together with, if required by the Company pursuant to subsection 4.1(2), the opinion of counsel described therein, and the Warrants shall only be deemed to have been surrendered upon personal delivery thereof to, or if sent by mail or other means of transmission upon actual receipt thereof by, the Trustee at one of the offices specified in this subsection.

(2)

The Common Shares issuable upon exercise of the Warrants have not been registered under the U.S. Securities Act or the securities laws of any state. The Warrants may not be exercised in the United States or by or for the account or benefit of, or for resale to, a U.S. person or a person in the United States, nor shall certificates for Common Shares be registered at or delivered to an address in the United States unless the Common Shares are registered under the U.S. Securities Act and all applicable state securities laws or exemptions from registration are available, and, if required by the terms of the exercise form as completed by the holder, an opinion of counsel to such effect, addressed to the Company and the Trustee and satisfactory to the Company, is delivered in connection with the exercise.

(3)

Any exercise form referred to in subsection 4.1(1)  shall be signed by the Warrantholder or his executors or administrators or other legal representatives or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Trustee. The exercise form included in the Warrant Certificate shall be completed to specify the number of Common Shares to be acquired, the person or persons in whose name or names the Common Shares are to be issued, his or their address or addresses and the number of Common Shares to be issued to each person if more than one is so specified. If any of the Common Shares to be acquired are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall, if applicable, pay to the Trustee or to its agent all exigible transfer taxes or governmental or other charges required to be paid in respect of the transfer of the Warrants or Common Shares.

(4)

Unless the Exercise Date in respect of any Warrantholder occurs on or after the expiry of the earlier of (a) the Qualification Date for such holder's Qualifying Jurisdiction and (b) four months and a day after the date of issuance of the Special Warrants that were exercised into such Warrantholder's Warrants, all certificates representing any Common Shares issued upon exercise of Warrants by such holder will bear the legend in subsection 2.3(3), and all certificates representing any Common Shares issued upon exercise of Warrants by or on behalf of a U.S. Person or a person in the United States shall bear the legend set out in subsection 2.3(4).

(5)

If, at the time of exercise of the Warrants, there remain additional restrictions on resale under applicable securities legislation on the Common Shares acquired, the Company may, on the advice of counsel, endorse the certificates representing the Common Shares with respect to those restrictions, if applicable at the time of issuance.

4.2

EFFECT OF EXERCISE OF WARRANTS

(1)

Upon exercise of the Warrants and compliance by the holder with section 4.1 and subject to section 4.3, the holder of the Warrants shall be entitled to receive from the Company the number of Common Shares that is equal to the number of Warrants surrendered multiplied by the Exchange Number in effect at the date of the surrender and the Company shall cause the holder thereof to be entered forthwith on its register of shareholders as the holder of the Common Shares.

(2)

Upon the due exercise of the Warrants as hereinbefore provided, the Company shall, without charge therefor except as provided in subsection 4.1(3), forthwith cause to be mailed to the person or persons in whose name or names the Common Shares so acquired are to be issued as specified by the holder of Warrants in the exercise form on the Warrant Certificate at his or their respective address or addresses specified in the exercise form or, if specified in the exercise form, cause to be delivered to the person or persons at the office where the Warrants were surrendered, a certificate or certificates for the appropriate number of Common Shares that the Warrantholder is entitled to and has elected to acquire pursuant to the Warrants surrendered.

4.3

NO FRACTIONAL COMMON SHARES

Under no circumstances shall the Company be obliged to issue any fractional Common Shares upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, then such holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares. If such right is not so exercised, the Company shall be under no obligation to pay to the Holder any compensation for any such fraction of a Common Share.

4.4

EXPIRATION OF WARRANTS

After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and any such Warrant shall be void and of no effect.

4.5

ACCOUNTING AND RECORDING

The Trustee shall promptly notify the Company with respect to Warrants exercised. The Trustee shall record the particulars of the Warrants exercised which shall include the name or names and addresses of the persons who become holders of Common Shares on exercise. Within three (3) Business Days of each Exercise Date, the Trustee shall provide those particulars in writing to the Company.

ARTICLE 5
ADJUSTMENT OF EXCHANGE NUMBER

5.1

ADJUSTMENT OF NUMBER OF COMMON SHARES AND EXERCISE PRICE

The acquisition rights in effect at any date attaching to the Warrants shall be subject to adjustment from time to time as follows:

(1)

If, at any time prior to the Time of Expiry, the Company shall:

(a)

subdivide, redivide or change its then the outstanding Common Shares into a greater number of shares;

(b)

consolidate, reduce or combine its then outstanding Common Shares into a lesser number of shares (other than pursuant to the Consolidation); or

(c)

issue Common Shares or Convertible Securities to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

(any such event being herein called a "Common Share Reorganization"), then the Exercise Price shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction of which:

(d)

the numerator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization; and

(e)

the denominator shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date.

(2)

(a)

If, at any time prior to the Time of Expiry, the Company shall fix a record date for the issue to the holders of all or substantially all of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 90 days after the record date for such issue (which period is herein called the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or, in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) of less than 95% of the Current Market Price (as defined below) of the Common Shares on such record date (any such event being herein called a "Rights Offering"), the Exercise Price shall be adjusted, effective immediately after the record date, to a price determined by multiplying the Exercise Price in effect on such date by a fraction of which:

(i)

the numerator shall be the aggregate of:

(A)

the number of Common Shares outstanding on the record date for the Rights Offering; and

(B)

the number determined by dividing:

(i)

either

(A)

the product of the number of Common Shares offered for issue during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered; or

(B)

the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering are exchangeable or convertible;

as the case may be, by;

(C)

the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)

the denominator shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to such Rights Offering (or the number of Common Shares into which the securities so offered may be exchanged or converted).

(b)

If by the terms of the rights, options or warrants referred to in this subsection 5.1(2) , there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be.  Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation.  To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.1(2), as a result of the fixing by the Company of a record date or the distribution of rights, options or warrants referred to in this subsection 5.1(2), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(3)

(a)

If, at any time prior to the Time of Expiry, the Company shall issue or distribute to the holders of all or substantially all of the Common Shares:

(i)

Common Shares or other securities of the Company including, without limitation, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or asset of the Company, (other than rights, options or warrants under which shareholders of the Company are entitled during the Rights Period to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or, in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share at the date of issue of such securities to the holder) of not less than 95% of the Current Market Price of the Common Shares on such record date), and including, without limitation, evidences of indebtedness, or

(ii)

any property or other assets including, without limitation, cash and securities;

and such issuance or distribution does not constitute a Rights Offering (any such issuance or distribution being herein called a "Special Distribution"), then the Exercise Price shall be adjusted, effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution, to a price determined by multiplying the Exercise Price in effect on the record date of the Special Distribution by a fraction of which:

(iii)

the numerator shall be the difference between:

(A)

the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date; and

(B)

the fair value to the holders of Common Shares, as determined by the board of directors of the Company acting reasonably, of the securities, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution; and

(iv)

the denominator shall be the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date.

(b)

Any Common Shares owned by or held for the account of the Company or any subsidiary shall be deemed not to be outstanding for the purpose of such computation.  To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.1(3) as a result of the fixing by the Company of a record date for the distribution of exchangeable or convertible securities or rights, options or warrants referred to in this subsection 5.2(3), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect if the fair market value had been determined on the basis of the number of securities issued and remaining issuable immediately after such expiration.

(4)

If, at any time prior to the Time of Expiry, there occurs:

(a)

a reclassification or redesignation of the Common Shares or any other Capital Reorganization; or

(b)

a consolidation, merger or amalgamation of the Company with or into any other Company which results in the cancellation, reclassification or redesignation of the Common Shares or a change , exchange or conversion of the Common Shares into other shares or securities or the transfer of all or substantially all of the assets of the Company to another Company or entity or the Company being controlled (within the meaning of the Income Tax Act (Canada)) by another Company or entity;

(any such event being herein called a "Capital Reorganization"), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Warrantholder who exercises its right to acquire Warrants shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Common Shares to which it was theretofore entitled upon exercise of the Warrants the kind and aggregate number of shares or other securities or property of the Company or of the Company or other entity resulting from such Capital Reorganization or any other Company that a  Warrantholder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, it had been the registered holder of the number of Common Shares to which it was theretofore entitled upon exercise of the Warrant.

(5)

If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Warrantholders to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Warrant.  Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by the board of directors of the Company and by the Warrantholders.

(6)

The Company will not complete or facilitate a Capital Reorganization if the effect of such transaction is that:

(a)

all or substantially all of the assets of the Company become the property of, or are under the control of, or the Company is controlled (within the meaning of the Income Tax Act (Canada) by another person (an "Acquiring Person"); and

(b)

holders of Common Shares receive any other security in replacement of, or in addition to, or in consideration for their Common Shares;

unless, at or prior to the effective time of such Capital Reorganization, the Acquiring Person agrees to be bound by the terms of this Indenture by executing and delivering such supplemental indenture, warrant or other document as may be satisfactory to the Company, acting reasonably.

5.2

ENTITLEMENT TO SHARES AND OTHER SECURITIES ON EXERCISE OF WARRANTS

All shares of any class or other securities which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrants, whether or not as a result of adjustments made pursuant to this Article 5, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares or other securities which such Warrantholder is entitled to acquire pursuant to such Warrants.

5.3

NO ADJUSTMENT FOR STOCK OPTIONS, ETC.

Notwithstanding anything in this Article 5, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this Indenture or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture.

5.4

DETERMINATION BY COMPANY'S AUDITORS

In the event of any question arising with respect to the adjustments provided for in this Article 5, such question shall be conclusively determined by the Company's Auditors or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the Directors, and they shall have access to all necessary records of the Company, and such determination shall, absent manifest error, be binding upon the Company, the Trustee, all Warrantholders and all other persons interested therein.

5.5

PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company has sufficient authorized capital and that the Company may validly and legally issue as fully-paid and non-assessable all the shares, warrants and other securities which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

5.6

ACTION REQUIRING ADJUSTMENT

In case the Company, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Article 5 which, in the opinion of the Directors or the Trustee would materially affect the rights of the Warrantholders and/or the acquisition rights of the Warrantholders, then that number of Common Shares which are to be received upon the exercise of the Warrants and the Exercise Price shall be adjusted in such manner, if any, and at such time, by action of the Directors, in their discretion as they may reasonably determine to be equitable to the Warrantholders in such circumstances, subject to the prior consent of the TSX or any other exchange on which the Company's securities are then listed.

5.7

CERTIFICATE OF ADJUSTMENT

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 5, deliver a certificate of the Company to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.  The Company shall give notice to the Warrantholders of any adjustment in the manner provided for in section 13.2.

5.8

NOTICE OF SPECIAL MATTERS

The Company covenants with the Trustee that, so long as any Warrant remains outstanding, it will send notice to the Trustee and to the Warrantholders in accordance with Article 10 of any intention to fix a record date that is prior to the Time of Expiry for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares.  Such notice shall specify the particulars of such event and the record date or the effective date for such event, provided that the Company shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given.  The notice shall be sent in each case not less than 14 days prior to such applicable record date.

5.9

NO ACTION AFTER NOTICE

The Company covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the Holder of a Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notices set forth in section .

5.10

PROTECTION OF TRUSTEE

(1)

Except as provided in section , the Trustee:

(a)

shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Article 5, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)

shall not be responsible for any failure of the Company to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 5;

(d)

shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Company; and

(e)

shall be entitled to act and rely on any adjustment calculations by the Company or the Company's Auditors.

5.11

CORRESPONDING CHANGES TO EXCHANGE NUMBER

Any adjustment to the Exercise Price as set forth herein shall also include a corresponding adjustment to the Exchange Number which shall be calculated by multiplying the Exchange Number by a fraction:  (i) the numerator of which shall be the Exercise Price immediately prior to the adjustment; and (ii) the denominator of which shall be the Exercise Price immediately after the adjustment.

5.12

ADJUSTMENTS CUMULATIVE

The adjustments provided for in this Article 5 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

ARTICLE 6
PURCHASES BY THE COMPANY

6.1

COMPANY MAY PURCHASE

Subject to compliance with securities legislation and approval of applicable regulatory authorities, the Company may from time to time purchase, in the open market or by private contract or otherwise, any of the Warrants from such persons and on such terms as the Company and the sellers of such Warrants may agree.

ARTICLE 7
COVENANTS OF THE COMPANY

7.1

ISSUANCE OF WARRANTS

The Warrants, when issued and countersigned as herein provided, shall be valid and enforceable against the Company and, subject to the provisions of this Indenture, the Company shall cause the Warrants and the certificates representing such Warrants to be duly issued.  At all times prior to the Time of Expiry, while any of the Warrants are outstanding, the Company shall reserve and there shall be conditionally allotted but unissued out of its authorized capital that number of Common Shares sufficient to enable the Company to meet its obligations hereunder.  All Common Shares issued pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable.

7.2

NO AMENDMENT TO COMMON SHARES

So long as any Warrants are outstanding, the Company will not amend the attributes of the Common Shares unless consented to by the Warrantholders by extraordinary resolution.

7.3

PROSPECTUS CLEARANCE

The Company shall use its commercially reasonable best efforts to file the Prospectus and obtain the Final Receipt therefor within 90 days after the date of this Indenture.  Upon issuance of the Final Receipt, the Company shall give notice thereof to the Trustee by facsimile or courier to the address of the Trustee set out in Article 13, which notice shall be accompanied by a copy of the Final Receipt.

7.4

TO MAINTAIN CORPORATE EXISTENCE

The Company shall maintain its corporate existence, will carry on and conduct business in a prudent manner in accordance with industry standards and good business practice and keep or cause to be kept proper books of account in accordance with applicable law for a period of not less than twelve (12) months after the Time of Expiry.

7.5

TO MAINTAIN LISTING

The Company will use its commercially reasonable best efforts to ensure that all Common Shares outstanding or issuable from time to time continue to be listed or are listed and posted for trading on the TSX for a period of not less than twelve (12) months after the Time of Expiry.  The Company will also use its commercially reasonable best efforts to obtain a listing for the Warrants on the TSX and to maintain any such listing until the Time of Expiry.

7.6

TO PAY TRUSTEE REMUNERATION AND EXPENSES

The Company covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expenses, disbursement or advance as may arise out of or result from the Trustee's negligence, wilful misconduct or bad faith.  The Trustee shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees.

7.7

FINANCIAL STATEMENTS

The Company will furnish to the Trustee within 140 days (or such longer period as the Trustee in its discretion may consent to) after the end of its fiscal year a copy of the consolidated financial statements and of the report of the Company's Auditors thereon, and upon the written request of the Trustee, such other statements and reports as are furnished to the shareholders of the Company.  The Company will provide or cause to be provided to each Warrantholder copies of all financial statements sent to registered shareholders from the date hereof and while any Warrants remain outstanding.

7.8

TO PERFORM COVENANTS

The Company will perform and carry out all of the acts or things to be done by it as provided in this Indenture.  The Company will promptly advise the Trustee in writing of any default under the terms of this Indenture.

7.9

TRUSTEE MAY PERFORM COVENANTS

If the Company shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but, subject to Article 12, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it.  All sums expended or advanced by the Trustee in so doing shall be repayable as provided in section .  No such performance, expenditure or advance by the Trustee shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

7.10

CERTIFICATES OF NO DEFAULT

At any time if requested by the Trustee, the Company will deliver to the Trustee an Officers' Certificate stating that the Company has complied with all covenants, conditions or other requirements contained in this Indenture or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance.

7.11

REPORTING ISSUER STATUS

The Company shall maintain its "reporting issuer" or equivalent status in each of the Qualifying Jurisdictions not in default of the requirements of applicable securities laws for a period of not less than six (6) years after the date hereof, subject to completion of the Acquisition.

ARTICLE 8
ENFORCEMENT

8.1

SUITS BY WARRANTHOLDERS

Subject to section , all or any of the rights conferred upon a Warrantholder by the terms of the Warrant Certificate or this Indenture may be enforced by the holder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Trustee to proceed in its own name to enforce each and all the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding.  The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably consider necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

8.2

IMMUNITY OF SHAREHOLDERS

The Trustee, and by their acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, Director, officer, employee or agent of the Company, for the issue of Common Shares pursuant to any Warrants or relating to any covenant, agreement, representation or warranty by the Company contained herein or in the Warrant Certificates.

8.3

LIMITATION OF LIABILITY

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future Directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company (or any successor Company) shall be bound in respect thereof.

ARTICLE 9
MEETINGS OF WARRANTHOLDERS

9.1

RIGHT TO CONVENE MEETING

The Trustee may at any time and from time to time and shall on receipt of a written request of the Company or of a Warrantholders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing the Warrantholders' Request against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders. In the event of the Trustee failing, within 15 days after receipt of the written request of the Company or Warrantholders' Request and indemnity given as hereinbefore provided, to give notice convening a meeting, the Company or the Warrantholders, as the case may be, may convene the meeting. Every meeting shall be held in the City of Vancouver, British Columbia, or at such other place as may be approved or determined by the Trustee.

9.2

NOTICE OF MEETINGS

At least 21 days' notice of any meeting shall be given to the Warrantholders in the manner provided in section  and a copy of the notice shall be sent to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it.  Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

9.3

CHAIRMAN

An individual (who need not be a Warrant holder) designated in writing by the Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chairman.

9.4

QUORUM

Subject to the provisions of section , at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to acquire at least 20% of the aggregate number of Common Shares that could be acquired pursuant to all the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within half an hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved, but (subject to section ), in any other case the meeting shall be adjourned to the same day in the next week (unless that day is a non-Business Day, in which event the meeting shall be reconvened on the next day that is a Business Day) at the same time and place and no notice need be given. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 20% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants.

9.5

POWER TO ADJOURN

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6

SHOW OF HANDS

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7

POLL

On every extraordinary resolution, and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Warrantholders acting in person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than an extraordinary resolution shall be decided by a majority of the votes cast on a poll.

9.8

VOTING

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held by him. A proxy need not be a Warrantholder.  In the case of joint holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Warrants of which they are joint holders.  The chairman of the meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of any Warrants held or represented by him, but shall not have a second or casting vote.

9.9

REGULATIONS

(1)

Subject to the provisions of this Indenture, the Trustee, or the Company with the approval of the Trustee, may from time to time make or vary or restate such regulations as it shall from time to time think fit:

(a)

for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Trustee stating that the Warrants specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates shall entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Warrants specified therein;

(b)

for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Trustee, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c)

for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d)

for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(e)

generally, for the calling of meetings of Warrantholders and the conduct of business thereat.

(2)

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or, subject to section , be present at the meeting in respect thereof, shall be persons who are the registered holders of Warrants and persons whom holders have by instrument in writing duly appointed as their proxies.

9.10

COMPANY AND TRUSTEE MAY BE REPRESENTED

The Company and the Trustee, by their respective officers or directors, and the counsel to the Company and the Trustee, may attend any meeting of the Warrantholders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote as such unless in their capacities as Warrantholders.

9.11

POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION

Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, in addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders and/or the Trustee in its capacity as trustee hereunder or on behalf of the Warrantholders against the Company whether those rights arise under this Indenture or the Warrant Certificates or otherwise;

(b)

to direct or authorize the Trustee to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in the extraordinary resolution or to refrain from enforcing any such covenant or right;

(c)

to waive, authorize and direct the Trustee to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in the extraordinary resolution;

(d)

to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(e)

to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Warrantholder in connection therewith;

(f)

from time to time and at any time to remove the Trustee and appoint a successor trustee; and

(g)

to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders.

9.12

MEANING OF "EXTRAORDINARY RESOLUTION"

(1)

The expression "extraordinary resolution" when used in this Indenture means, subject as hereinafter provided in this section   and in sections  and , a resolution proposed at a meeting of the Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy Warrantholders entitled to acquire at least 20% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to acquire not less than 75% of the aggregate number of Common Shares that can be acquired pursuant to all the Warrants represented at the meeting and voted on the poll upon the resolution.

(2)

If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders entitled to acquire 20% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved, but, in any other case, it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of the adjourned meeting in the manner provided in section . The notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set out the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection shall be an extraordinary resolution within the meaning of this Indenture, notwithstanding that Warrantholders entitled to acquire 20% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy at the adjourned meeting.

(3)

Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

9.13

POWERS CUMULATIVE

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

9.14

MINUTES

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Trustee at the expense of the Company and any such minutes, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

9.15

INSTRUMENTS IN WRITING

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by Warrantholders entitled to acquire 75% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression "extraordinary resolution" when used in this Indenture shall include an instrument so signed.

9.16

BINDING EFFECT OF RESOLUTIONS

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 9 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from the meeting, and every instrument in writing signed by Warrantholders in accordance with section  shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.  In the case of an instrument in writing, the Trustee shall give notice in the manner contemplated in sections  and  of the effect of the instrument in writing to all Warrantholders and the Company within three (3) Business Days after receipt by the Trustee of the instrument in writing.

9.17

HOLDINGS BY THE COMPANY OR SUBSIDIARIES OF THE COMPANY DISREGARDED

(1)

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or any subsidiary of the Company or in partnership of which the Company is directly or indirectly a party to shall be disregarded.

(2)

For the purposes of disregarding any Warrants owned legally or beneficially by the Company or any subsidiary of the Company or any partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company in subsection 9.17(1), the Company shall provide to the Trustee, from time to time and upon request, a certificate of the Company setting forth as at the date of such certificate:

(a)

the names (other than the name of the Company) of the registered holders of Warrants of which, to the knowledge of the Company, are owned by or held for the account of the Company or any subsidiary of the Company or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company; and

(b)

the number of Warrants owned legally and beneficially by the Company or any subsidiary of the Company or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company;

and the Trustee in making the determination in subsection 9.17(1) shall be entitled to rely on such certificate.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1

PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES

(1)

From time to time the Company and the Trustee may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Trustee prejudicial to the interest of the Warrantholders as a group;

(b)

giving effect to any extraordinary resolution passed as provided in Article 9;

(c)

making provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that the provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Warrantholders as a group;

(d)

adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate that does not affect the substance thereof;

(e)

modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Trustee the modification or relief impairs any of the rights of the Warrantholders as a group, or of the Trustee, and provided that the Trustee may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative;

(f)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification or any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee and the Warrantholders as a group, are in no way prejudiced thereby;

(g)

evidencing any succession or successions of other bodies corporate to the Company and the assumption by any successor of the covenants of the Company contained herein, as provided in Article 11;

(h)

providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Trustee; and

(i)

setting forth adjustments in the application of Article 2.

(2)

For the purposes of section , the phrase "the Warrantholders as a group" does not include the Company or any of its subsidiaries to the extent that they hold any Warrants.

ARTICLE 11
SUCCESSOR COMPANIES

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another Company (a "successor Company"), the successor Company resulting from the consolidation, amalgamation, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company, and, if requested by the Trustee, the successor Company shall, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, expressly assume those obligations.

ARTICLE 12
CONCERNING THE TRUSTEE

12.1

TRUST INDENTURE LEGISLATION

(1)

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2)

The Company and the Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

12.2

RIGHTS AND DUTIES OF TRUSTEE

(1)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(2)

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Warrantholders hereunder shall be conditional on the Warrantholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue the act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as hereinbefore provided.

(3)

The Trustee may before commencing action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Trustee the Warrant Certificates held by them, for which Warrant Certificates the Trustee shall issue receipts.

(4)

Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, and of this section  and section .

12.3

EVIDENCE, EXPERTS AND ADVISERS

(1)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Company.

(2)

In the exercise of its rights and duties, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Trustee pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Trustee, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained which the Trustee in good faith believes to be genuine.

(3)

Whenever Applicable Legislation requires that evidence referred to in subsection  be in the form of a statutory declaration, the Trustee may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof.  Any such statutory declaration may be made by one or more of the President, Secretary and any Director of the Company.

(4)

Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other person with similar powers, that the person signing the instrument acknowledged to him the execution thereof, or by an affidavit of a witness to the execution or in any other manner that the Trustee may consider adequate.

(5)

The Trustee may, at the expense of the Company, employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them.

(6)

The Trustee may, at the expense of the Company, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

12.4

SECURITIES, DOCUMENTS AND MONIES HELD BY TRUSTEE

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Schedule I or Schedule II Canadian bank, or deposited for safekeeping with any of those Canadian chartered banks. Unless herein otherwise expressly provided, any monies held pending the application or withdrawal thereof under any provisions of this Indenture shall be invested in short-term obligations issued or guaranteed by the

Government of Canada or any province of Canada and specified by the Company, provided that such monies may be held on deposit as hereinbefore contemplated for any period of no more than 24 hours pending such investment. Subject to the provisions of this Indenture and unless the Company shall be in default hereunder, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Company.

12.5

ACTION BY TRUSTEE TO PROTECT INTERESTS

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the holders of Warrants.

12.6

TRUSTEE NOT REQUIRED TO GIVE SECURITY

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

12.7

PROTECTION OF TRUSTEE

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a)

the Trustee shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in section  or in the certificate of the Trustee on the Warrants) or required to verify the same, but all those statements or recitals are and shall be deemed to be made by the Company;

(b)

nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration (or filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)

the Trustee shall not be bound to give notice to any person or persons of the execution hereof;

(d)

the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any director, officer, employee or agent of the Company;

(e)

the Trustee shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof and the Trustee shall not be required to take notice of any default of the Company hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of such notice, the Trustee may for all purposes hereunder conclusively assume that no default by the Company hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Trustee hereunder as to whether any action is required to be taken in respect of any default hereunder;

(f)

the Trustee shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Article 5, with respect to the nature or extent of any such adjustment when made or with respect to the method used in making such adjustment;

(g)

the Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attached to any Warrant; and

(h)

the Trustee shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or certificates therefor upon the surrender of any Warrants for the purpose of the exercise of the rights attached to such Warrants or to comply with any of the covenants contained in Article 5.

12.8

REPLACEMENT OF TRUSTEE

(1)

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 45 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have power at any time to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Warrantholders. Failing such appointment by the Company, the retiring Trustee or any Warrantholder may apply to a court of competent jurisdiction, at the Company's expense, on such notice as the Justice may direct, for the appointment of a new Trustee. Any new Trustee so appointed by the Company or by the Court shall be subject to removal by the Warrantholders as hereinbefore provided. Any new Trustee appointed under any provision of this section  shall be a Company authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the Applicable Legislation of any other province, in that other province. On any appointment, the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed (provided, however, there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same of the new Trustee).

(2)

Upon the appointment of a new Trustee, the Company shall promptly give notice to the Warrantholders thereof.

(3)

Any company into or with which the Trustee may be merged or consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, or any company succeeding to the trust business of the Trustee, shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto provided that the company would be eligible for appointment as a new Trustee under subsection .

(4)

Any Warrants certified but not delivered by a predecessor Trustee may be certified by the new or successor Trustee in the name of the predecessor or new or successor Trustee.

12.9

NO CONFLICT OF INTEREST

(1)

The Trustee represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it shall, within 20 days after ascertaining that it has a material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Company.  Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificates shall not be affected in any manner whatsoever by reason hereof.

(2)

Subject to subsection , the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company, may act as Transfer Agent, may act as Escrow Agent under the Special Warrant Indenture and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company, all without being liable to account for any profit made thereby.

12.10

ACCEPTANCE OF TRUST

The Trustee hereby accepts the trusts in this Indenture declared and provided for, agrees to perform the same upon the terms and conditions herein set out and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture and for the Company, all as set out herein.

12.11

INDEMNIFICATION

Without limiting any protection or indemnity of the Trustee under any other provision hereof or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or adviser fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the negligence or fraud of the Trustee.  This indemnity shall survive the resignation or removal of the Trustee or the termination of this Indenture. The Trustee shall not be under any obligation to prosecute or to defend any action or suit at the instance of the Company which, in the opinion of its Counsel, may subject the Trustee to expense or liability, unless the Company shall, so often as required, furnish the Trustee with satisfactory indemnity against or funding in respect of such expense or liability.

ARTICLE 13
NOTICES

13.1

NOTICE TO COMPANY AND TRUSTEE

(1)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Trustee shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by facsimile transmission:

if to the Company:

Northern Orion Explorations Ltd.
Suite 250 - 1075 West Georgia Street
Vancouver, BC V6E 3C9

Attention:

David Cohen
Fax:

(604) 434-1487

with a copy to:

Stikeman Elliott LLP
Barristers & Solicitors
Suite 1700, Park Place
666 Burrard Street
Vancouver, BC  V6C 2X8

Attention: Neville McClure
Fax:  (604) 681-1825

if to the Trustee:

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC   V6C 3B8

Attention:  Manager, Corporate Trust
Fax: (604) 689-8144

and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery, or, if sent by facsimile transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the day of the mailing of the notice.

(2)

The Company or the Trustee, as the case may be, may from time to time notify the other in the manner provided in subsection  of a change of address which, from the effective date of the notice and until changed by like notice, shall be the address of the Company or the Trustee, as the case may be, for all purposes of this Indenture.

13.2

NOTICE TO WARRANTHOLDERS

(1)

Unless herein otherwise expressly provided, any notice to be given hereunder to Warrantholders shall be deemed to be validly given if the notice is sent by mail, prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Trustee and if, in the case of joint holders of any Warrants, more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address so appearing. No accidental error or omission in giving notice or accidental failure to give notice to any Warrantholder shall invalidate any action or proceeding founded thereon.  Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it is was mailed.  Accidental error or omission in giving notice or accidental failure to give notice to Warrantholders shall not invalidate any action or proceeding founded thereon.  In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

13.3

MAIL SERVICE INFORMATION

(1)

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Warrantholders, the Trustee or the Company would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(a)

in the case of the Trustee or the Company, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with section  by facsimile or other means of prepaid transmitted or recorded communication; and

(b)

in the case of Warrantholders, published once (i) in the Cities of Toronto and Vancouver, such publication to be made in the national edition of The Globe & Mail or in a daily newspaper of general circulation published in such cities; and (ii) in such other place or places and manner, if any, as the Trustee may require.

(2)

Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected in all of the cities in which publication is required pursuant to subsection .

ARTICLE 14
GENERAL PROVISIONS

14.1

SATISFACTION AND DISCHARGE OF INDENTURE

Upon the date by which Common Shares shall have been delivered to Warrantholders to the full extent of the rights attached to all Warrants theretofore certified hereunder and the monies to be paid hereunder have been paid, this Indenture shall cease to be of further effect, and on demand of and at the cost and expense of the Company and upon delivery to the Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Trustee of the fees and other remuneration payable to the Trustee, the parties hereto shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.  Notwithstanding the foregoing, the indemnities provided to the Trustee by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.

14.2

SOLE BENEFIT OF PARTIES AND WARRANTHOLDERS

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

14.3

COUNTERPARTS AND FORMAL DATE

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and the counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated May 29, 2003.

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

NORTHERN ORION EXPLORATIONS LTD.

Per:  _(signed) "Robert Cross"___________________

Per:  _______________________________________

PACIFIC CORPORATE TRUST COMPANY

Per:  _(signed) "Yasmine Juma"_________________

Per:  _(signed) "Dianna Reimer"_________________

SCHEDULE "A"
to the Warrant Indenture between Northern Orion Explorations Ltd.
and Pacific Corporate Trust Company dated as of May 29, 2003

FORM OF WARRANT CERTIFICATE

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 4:00 P.M. (VANCOUVER TIME) ON MAY 29, 2008, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[For U.S. Persons, persons in the United States or persons holding Warrants for the account or benefit of a U.S. Person or a person in the United States, the following legends are applied:]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF AN OFFER, SALE OR TRANSFER IN ACCORDANCE WITH (C) OR (D), SELLER FURNISHES TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

[The following legends are applied to all Warrant Certificates except those Warrant Certificates issued on or after the date which is four months and a day after the related Special Warrants were issued and those Warrant Certificates issued on or to any person in a Qualifying Jurisdiction on or after the Qualification Date for such Qualifying Jurisdiction:]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE RELATED SPECIAL WARRANTS].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.

WARRANT CERTIFICATE

CUSIP 66557D 125

NORTHERN ORION EXPLORATIONS LTD.
incorporated under the Company Act (British Columbia)

WARRANT CERTIFICATE NO. _________________	________________ PURCHASE WARRANTS ("Warrants") entitling the holder to acquire, subject to adjustment, one Common Share of Northern Orion Explorations Ltd. for every one Warrant represented hereby

THIS IS TO CERTIFY THAT, for value received,

(herein called the "holder") is entitled to receive in the manner herein provided and without further payment therefor, subject as hereinafter provided, one fully paid and non-assessable common share in the capital of Northern Orion Explorations Ltd. (the "Company") for each of the share purchase warrants (the "Warrants") evidenced by this Warrant certificate ("Warrant Certificate").

The Warrants represented by this Warrant Certificate are issued under and pursuant to a Warrant indenture (herein called the "Indenture") made as of May 29, 2003 between the Company and Pacific Corporate Trust Company (the "Trustee"), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which Warrants are, or are to be, issued, held, exchanged and surrendered, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set out, of which provisions the holder of these Warrants evidenced hereby by acceptance hereof assents. In the event of any conflict between the provisions of this Warrant Certificate and the provisions of the Indenture, the provisions of the Indenture shall prevail and govern.  Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed to them in the Indenture.

The Warrants are exercisable at any time prior to 4:00 p.m. (Vancouver time) on May 29, 2008 (the "Time of Expiry").

The Warrants represented by this Warrant Certificate may be exercised by the holder at any time prior to the Time of Expiry by:

(a)

duly completing and executing the exercise form attached to this Warrant Certificate;

(b)

delivering to the Trustee a certified cheque, recognized bank draft or money order in the lawful money of Canada, payable to or to the order of the Company for the exercise price of $0.20 [$2.00 post-Consolidation] for each Common Share to be acquired, subject to adjustment as provided in the Indenture; and

(c)

surrendering this Warrant Certificate to the Trustee at the principal transfer office of the Trustee in the City of Vancouver, British Columbia.

If the Warrants represented by this Warrant Certificate have not been exercised prior to the Time of Expiry, all rights under the Warrants represented hereby shall wholly cease and terminate and the Warrants shall be void and of no effect.

The Indenture provides for adjustments to the right of subscription, including the amount of and class and kind of securities or other property issuable upon exercise, upon the happening of certain stated events, including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities convertible into Common Shares or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations.

The holder of this Warrant Certificate may upon surrender hereof to the Trustee at its principal transfer office in the City of Vancouver, British Columbia exchange this Warrant Certificate for other Warrant Certificates evidencing Warrants entitling the holder to receive in the aggregate the same number of Common Shares as may be acquired pursuant to the Warrants evidenced by this Warrant Certificate.

The holding of the Warrants evidenced by this Warrant Certificate shall not constitute the holder hereof a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as herein and in the Indenture expressly provided.

The Indenture contains provisions making binding upon all holders of Warrant Certificates resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of Warrants entitled to acquire a specified percentage of the Common Shares which may be acquired pursuant to all of the then outstanding Warrant Certificates.

The Warrants evidenced by this Warrant Certificate may only be transferred in accordance with applicable securities laws, the rules of the stock exchanges upon which the Common Shares and, if applicable, the Warrants are listed and upon executing the transfer form attached to this certificate and, subject thereto, may be transferred on the register kept at the offices of the Trustee by the holder hereof or his legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee only upon compliance with the conditions prescribed in the Indenture and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Warrants represented hereby and securities which may be acquired hereunder have not been registered under the U.S. Securities Act and may not be transferred to or exercised by a person that is, or is acting on behalf of, any U.S. Person or person within the United States unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act.  All certificates representing Common Shares issued upon exercise of the

 Warrants by or on behalf of a U.S. Person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF AN OFFER, SALE OR TRANSFER IN ACCORDANCE WITH (C) OR (D), SELLER FURNISHES TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Trustee.

The registered holder of this Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Warrant Certificate evidencing the Warrants registered in its name and all documents relating to such Warrants. Le detenteur inscrit du present certificat de bons de souscription reconnait expressement avoir demande et consenti que le present certificat attestant qu'il est le detenteur inscrit de bons de souscription, ainsi que tous les documents s'y rapportant, soient rediges en anglais seulement.

Time shall be of the essence hereof.

This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia

IN WITNESS WHEREOF the undersigned has caused this Warrant Certificate to be duly executed as of the ____ day of _______, 2003.

NORTHERN ORION EXPLORATIONS LTD.

By:  ______________________________

Authorized Officer

Countersigned by:

PACIFIC CORPORATE TRUST COMPANY

By:  ______________________________

Authorized Officer

EXERCISE FORM

To:

NORTHERN ORION EXPLORATIONS LTD.

And To:

                PACIFIC CORPORATE TRUST COMPANY

(a)

The undersigned holder of the Warrants evidenced by the within Certificate hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below, such Common Shares being issuable upon exercise of such Warrants pursuant to the terms specified in the said Warrants and the Warrant Indenture.

(b)

The undersigned hereby acknowledges that he is aware that if the said right is being exercised before [the date which is four months and a day after the date of issuance of the related Special Warrants], the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation in Canada.

(c)

In connection with this subscription, the undersigned hereby certifies that (check the appropriate box):

[  ]  (1)(i) it is not a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), (ii) at the time of exercise it is not within the United States, and (iii) it is not exercising any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. Person or Person within the United States.  OR

[  ]  (2)(i) the Warrants are being exercised by or on behalf of a U.S. Person or a person in the United States, and (ii) the undersigned acknowledges that the Units issued upon exercise hereof are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and may not be offered or sold absent registration under the U.S. Securities Act or an exemption therefrom.

(d)

If the undersigned checked the second box in section (c) above (check the appropriate box):

[  ]  The undersigned transferee is delivering a written opinion of U.S. counsel to the effect that this transfer of Warrants and the issuance of Common Shares to be delivered upon exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.  OR

[  ]  The undersigned transferee hereby certifies as follows:

(1)

the transferee is a Person within the United States at the time of this transfer and is a Qualified Institutional Buyer as defined under Rule 144A under the U.S. Securities Act or an "accredited investor" as defined in Rule 501(a) under the U.S. Securities Act;

(2)

the transferee acknowledges that it is acquiring the Warrants and any underlying Common Shares for its own account for investment purposes only, and not with a view to any resale, distribution or other disposition in violation of the U.S. Securities Act or applicable state securities laws;

(3)

the transferee has been provided the opportunity to ask questions and solicit information concerning the business and financial condition of the Company, has utilized such access to its full satisfaction and has received from the Company all information it has requested; and

(4)

the transferee has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the Common Shares.

(e)

The undersigned hereby irrevocably directs that the Common Shares be issued and delivered as follows:

Name(s) in full	Address(es) (include Postal Code)	Number(s) of Common Shares

TOTAL

(Please print full name in which certificate(s) are to be issued. If any of the Common Shares are to be issued to a Person or Persons other than the Warrantholder, the Warrantholder must pay to the Trustee all requisite taxes or other government charges.)

Dated this _______ day of ________________________, ____________.

_______________________________________

Signature Guaranteed                                                                             Signature of Registered Warrantholder

                                        ____
Name of Registered Warrantholder

Please check box if certificates representing these Common Shares are to be delivered at the office of the Trustee where this Warrant Certificate is surrendered, failing which the certificates will be mailed to the address(es) set forth in (d) above.

Instructions:

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street Vancouver, BC, V6C 3B8.  Certificates for Common Shares will be delivered or mailed within three (3) Business Days after the exercise of the Warrants.

If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Schedule "A" major chartered bank/trust company, or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company.

TRANSFER FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To:

   NORTHERN ORION EXPLORATIONS LTD.

And To:

   PACIFIC CORPORATE TRUST COMPANY

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to ______________________________________, ________ Warrants represented by this Warrant Certificate and does hereby irrevocably appoint__________________________ _________________________as its attorney with full power of substitution to transfer the said Warrants on the appropriate register of the Trustee.  The undersigned represents and warrants that the transferee is not, and is not acquiring the Warrants for the account or benefit of, a U.S. Person or a person in the United States.

DATED this ______ day of __________________________, ____________.

_______________________________________

Signature Guaranteed                                                                             Signature of Registered Warrantholder

                                        ____
Name of Registered Warrantholder

(The following to be completed by the transferee)

In connection with this transfer: (check one)

[  ]  The undersigned transferee hereby certifies that (i) he is not a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933, as amended ('the "U.S. Securities Act")), (ii) at the time of transfer he is not within the United States, and (iii) he is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. Person or Person within the United States.  OR

[  ]  The undersigned transferee acknowledges that the Warrants issued upon exercise hereof are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and may not be offered or sold absent registration under the U.S. Securities Act or an exemption therefrom AND the undersigned transferee is delivering a written opinion of U.S. Counsel to the effect that this transfer of Warrants and the issuance of Common Shares to be delivered upon exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

______________________________

Signature Guaranteed                                                                       Signature of Transferee

______________________________

Date                                                                                                     Name of Transferee (Please Print)

Instructions:

Signature of the Warrantholder must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule "A" major chartered bank/trust company or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If page 1 of the Warrant Certificate to which this Transfer Form relates includes a legend restricting the resale of the Warrants pursuant to the U.S. Securities Act, this Transfer Form must be accompanied by a declaration addressed to the Trustee in the form required by section 2.3(4) of the Warrant Indenture unless the transferee has checked box (2) and delivered an opinion of U.S. Counsel.

Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Warrant Indenture. The transfer of Warrants may result in the Common Shares received upon the exercise of the Warrants not being freely tradable.

SCHEDULE "B"

to the Warrant Indenture between Northern Orion Explorations Ltd.
and Pacific Corporate Trust Company dated as of May 29, 2003

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO:

Pacific Corporate Trust Company
as registrar and transfer agent
for Warrants of Northern Orion Explorations Ltd.

The undersigned (a) acknowledges that the sale of the securities of Northern Orion Explorations Ltd. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Company as that term is defined in Rule 405 of the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a Designated Offshore Securities Market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any Directed Selling Efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S.

Dated:  ____________                                ___________________________

Print Name of Seller

By:  ______________________

Name:

Title:

UNDERWRITING AGREEMENT

May 29, 2003

Northern Orion Explorations Ltd.

1040 West Georgia Street

Vancouver, B.C.

V6E 3C9

Attention:

Robert Cross, Chairman

Dear Sirs:

Griffiths McBurney & Partners ("GMP"), BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Pacific International Securities Inc., Yorkton Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (collectively, the "Underwriters") understand that Northern Orion Explorations Ltd. (the "Corporation") desires to issue and sell special warrants of the Corporation (the "Special Warrants") exercisable to acquire for no additional consideration, one common share in the capital of the Corporation (a "Common Share") and one-half of one common share purchase warrant of the Corporation (a "Warrant") having the additional terms described in Schedule "A" hereto and as set forth in the Special Warrant Indenture (as hereinafter defined). The offering of the Special Warrants by the Corporation is hereinafter referred to as the "Offering". The Underwriters and the Corporation acknowledge that the schedules hereto form part of this Agreement.

Upon and subject to the terms and conditions set forth herein, the Underwriters severally in respect of the terms and conditions set forth in Section 8 of this Agreement, and not jointly, hereby agree to purchase from the Corporation 684,931,507 Special Warrants at a price of $0.13 per Special Warrant (the "Issue Price") for an aggregate purchase price of $89,041,095.91 and agree to act as Underwriters to arrange for substituted purchasers for the Special Warrants resident in all of the provinces of Canada and those jurisdictions outside of Canada where the Special Warrants may be lawfully sold pursuant to the terms and conditions hereof. The Underwriters shall also have the option (the "Over-Allotment Option") to purchase up to an additional 158,061,117 Special Warrants at the Issue Price at any time prior to the date which is 30 days following the Closing Date (as hereinafter defined).  The Over-Allotment Option shall be exercised by delivery of written notice to the Corporation prior to the expiry of the Over-allotment Option specifying the number of additional Special Warrants (the "Additional Special Warrants") to be purchased.  If the Over-Allotment Option, or any portion thereof, is exercised, a separate closing (the "Over-Allotment Closing") shall occur on the date specified by the Underwriters in such exercise notice and in any event, no later than 35 days following the Closing Date, and all applicable terms and conditions relating to the purchase of Special Warrants on the Closing Date shall apply to the Over-Allotment Closing, as agreed to by respective counsel for the Underwriters and the Corporation.

In consideration of the Underwriters' services to be rendered in connection with the Offering, the Corporation shall pay to GMP, for and on behalf of all of the Underwriters, a cash fee (the "Underwriters' Fee") in an amount equal to 5% of the gross proceeds received by the Corporation from the issue and sale of the Special Warrants in the manner as contemplated by Section 6.2 hereof.

The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them.

All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through Griffiths McBurney & Partners Corp. and BMO Nesbitt Burns Corp.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

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1.

Interpretation

1.1

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"Acquisition" means the acquisition by the Corporation with Wheaton River Minerals Ltd. of a 25% indirect interest in the Bajo de Alumbrera gold/copper mine in Argentina from Rio Algom Limited, a wholly owned subsidiary of BHP Billiton, for a purchase price of US$180 million;

"Agreement" means this Underwriting Agreement including the schedules attached hereto and any instrument amending this Agreement; "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Agreement and not to a particular Article or Section; and the expression

"AIF" means the annual information form of the Corporation dated as of May 16, 2003;

"Article" or "Section" followed by a number means and refers to the specified Article or Section of this Agreement;

"Audited Financial Statements" means the audited consolidated financial statements of the Corporation for the years ended December 31, 2000, December 31, 2001 and December 31, 2002;

"business day" means a day other than a Saturday, Sunday or statutory or banking holiday in the City of Toronto;

"Closing Date" means May 29, 2003 or such other date as may be agreed upon by the Corporation and the Underwriters;

"Common Shares" means the common shares in the capital of the Corporation;

"Corporation" means Northern Orion Explorations Ltd.;

"Corporation's Information Record" means all press releases, material change reports, financial statements and other documents, including the AIF, which have been filed on SEDAR or manually with the securities commissions in the Qualifying Jurisdictions since January 1, 2003;

"Debt Instrument" means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

"Encumbrance" means any mortgage, charge, easement, encroachment, lien, adverse claim, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement or other encumbrance;

"Escrow Agent" means Pacific Corporate Trust Company in its capacity as escrow agent pursuant to the terms and conditions of the Special Warrant Indenture;

"Expiry Date" means the earlier of the following dates:

 (i)

the later of :

(a)

the business day following the satisfaction of the Release Conditions; and

(b)

the third business day following the Qualification Date; and

(ii)

four months and a day after the Closing Date;

"Final Prospectus" means the (final) prospectus of the Corporation qualifying the distribution of the Special Warrant Shares and the Warrants as filed by the Corporation with the Securities Commissions;

"GMP" means Griffiths McBurney & Partners;

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"including" means including without limitation;

"Leased Premises" means the premises which are material to the Corporation or any of the Subsidiaries (taken as a whole) and which the Corporation or any of the Subsidiaries occupies as tenant;

"Material Agreement" means any material note, indenture mortgage or other form of indebtedness and any contract, agreement (written or oral), instrument, lease or other document, including joint venture agreements and option agreements, to which the Corporation or any of the Subsidiaries are a party or by which is material to the Corporation or its Subsidiaries;

"material change" means any change in the business, operations or capital of the Corporation that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management of the Corporation who believe that confirmation of the decision by the board of directors is probable;

"misrepresentation" means a misrepresentation as defined under the Securities Laws or any of them or where such term is not defined under the Securities Laws of a jurisdiction or in circumstances in which no particular provincial laws are applicable, a misrepresentation as defined under the Securities Act (Ontario);

"Outstanding Convertible Securities" means all rights, agreements or options, present or future, contingent or absolute, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of any shares in the capital of the Corporation or any other security convertible or exchangeable for shares in the capital of the Corporation, including options granted to officers, directors or employees, whether issued pursuant to an established plan or otherwise;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock corporation or association, joint venture association, corporation, trust, bank, trust corporation, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Personnel" shall have the meaning ascribed to the term in Section 9.1;

"Preliminary Prospectus" means the preliminary prospectus of the Corporation prepared and filed in connection with the qualification of the Special Warrant Shares and the Warrants;

"Private Placement Exemptions" means the prospectus and registration exemptions pursuant to which the Special Warrants are to be issued in the Qualifying Jurisdictions;

"Purchasers" means, collectively, each of the purchasers of the Special Warrants pursuant to the Offering;

"Qualification Deadline" means 5:00 p.m. (Toronto Time) on the date that is 90 days following the Closing Date;

"Qualifying Jurisdictions" means each of the provinces of Canada in which the Purchasers are resident;

"Release Conditions" means the occurrence of the following events:

(i)

a definitive purchase and sale agreement among the Corporation, Wheaton River Minerals Ltd. and BHP Billiton or their respective affiliates, in respect of the Acquisition in form and substance satisfactory to the Underwriters, acting reasonably, has been executed by the parties thereto;

(ii)

the Underwriters have received, in form and substance satisfactory to the Underwriters, a technical report prepared in compliance with National Instrument 43-101 with respect to the Agua Rica deposit;

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(iii)

the Underwriters have received an opinion from U.S. legal counsel to the Corporation, in form and substance acceptable to the Underwriters and their legal counsel, to the effect that, although not free from doubt, the Corporation should not be a "passive foreign investment company," as defined in Section 1297 of the Internal Revenue Code, for the taxable year including the date of the closing of the Acquisition and ending December 31, 2003, with respect to the Special Warrants, the Warrants or the Common Shares receivable upon exercise thereof; and

(iv)

the Corporation and the Underwriters, acting reasonably, having delivered a joint notice to the Escrow Agent confirming that:

(A)

all conditions precedent to the Acquisition have been satisfied or waived on terms satisfactory to the Corporation and the Underwriters (other than the payment of the cash portion of the Acquisition purchase price); and

(B)

all shareholder, regulatory and other approvals have been obtained as necessary;

"Release Deadline" means the earlier of:  (i) July 31, 2003; and (ii) any day prior to this date on which the Corporation publicly announces the termination of the Acquisition, or such other date as the holder of the Special Warrants shall determine in accordance with the terms of the Special Warrant Indenture;

"Securities Commissions" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Jurisdictions;

"Securities Laws" means, collectively, the applicable securities legislation of the Qualifying Jurisdictions, the published regulations, rules, rulings and orders made thereunder and the applicable policy statements and multilateral or national instruments issued or adopted by the Securities Commissions;

"Selling Group" means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering;

"Shareholder Approval" means the approval by a special resolution of the shareholders of the Corporation at the Shareholders Meeting of proposed amendments to the memorandum and the articles of the Corporation increasing the number of authorized Common Shares, of the Corporation to a number sufficient to permit the issuance of the Common Shares and the Warrant Shares issuable upon the exercise of or deemed exercise of the Special Warrants and the Warrants, if any;

"Shareholders Meeting" means the general and extraordinary meeting of the shareholders of the Corporation scheduled to be held on June 16, 2003;

"Special Warrant Indenture" means the special warrant indenture to be entered into between the Corporation, Pacific Corporate Trust Company, GMP and BMO Nesbitt Burns Inc. in connection with the Offering;

"Special Warrant Shares" means the Common Shares issuable upon the exercise of the Special Warrants;

"Subscription Agreements" means, collectively, the subscription agreements entered into between the Purchasers and the Corporation in respect of the Offering;

"Subsidiaries" means the subsidiaries of the Corporation described in Schedule "C" hereto, being all of the subsidiaries (as defined in the Securities Act (Ontario)) of the Corporation at the date hereof;

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"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus, Final Prospectus or any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions pursuant to the Securities Laws;

"TSX" means the Toronto Stock Exchange;

"TSX Approval" means the approval of the Offering by the TSX;

"Tax Act" means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"Time of Closing" means 10:00 a.m. (Toronto time) on the Closing Date and on any Over-Allotment Closing, as applicable, or such earlier or later time as may be agreed upon between the Corporation and the Underwriters;

"Transaction Documents" means collectively this Agreement, the Subscription Agreements, the Special Warrant Indenture and the Warrant Indenture;

"Underlying Securities" means the Special Warrant Shares, the Warrants and the Warrant Shares;

"Underwriters' Expenses"  shall have the meaning ascribed to the term in Section 11.1;

"Warrant Indenture" means the common share purchase warrant indenture to be entered into between the Corporation and Pacific Corporate Trust Company in connection with the Offering;

"Warrants" means the common share purchase warrants of the Corporation issuable upon the exercise of the Special Warrants, each whole Warrant exercisable for one Common Share at a price of $0.20 per Common Share for a period of five years from the Closing Date; and

"Warrant Shares" means the Common Shares issuable upon the exercise of the Warrants.

1.2

The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.4

Wherever in this Agreement reference is made to "generally accepted accounting principles" such reference shall be deemed to be the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor entity, applicable as at the date on which such principles are applied.

1.5

All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.6

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.7

The following are the schedules attached to this Agreement, which schedules (including the representations, warranties and covenants set out therein) are deemed to be a part hereof and are hereby incorporated by reference herein:

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Schedule "A"

- Details of the Offering

Schedule "B"

- United States Offers and Sales

Schedule "C"

- Subsidiaries

Schedule "D"

- Outstanding Convertible Securities

Schedule "E"

- Form of Opinion

Schedule "F"

- Form of US Opinion

Schedule "G"

- Encumbrances

1.8

Time shall be of the essence hereof and with respect to the parties' respective obligations hereunder.

2.

Nature of Transaction

2.1

Each Purchaser resident in Canada shall purchase Special Warrants under one or more Private Placement Exemptions so that the purchases will be exempt from the prospectus requirements of the Securities Laws. Each Purchaser who is not resident in Canada shall purchase Special Warrants in accordance with such procedures as the Corporation and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Securities Laws. The Corporation hereby agrees to comply with all securities regulatory filing requirements on a timely basis in connection with the distribution of the Special Warrants to the Purchasers, including, without limitation, by filing within the periods stipulated under Securities Laws and at the Corporation's expense, all private placement forms required to be filed by the Corporation and the Purchasers, respectively, in connection with the Offering and paying all filing fees required to be paid in connection therewith so that the distribution of the Special Warrants may lawfully occur without the necessity of filing a prospectus, a registration statement or any similar document under the Securities Laws. The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. The Underwriters will notify the Corporation with respect to the identity of each Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements under Securities Laws relating to the Offering.

2.2

Any offer and sale of Special Warrants in the United States of America shall be made in accordance with the terms and conditions set out in Schedule "B" to this Agreement.

3.

Covenants of the Underwriters

3.1

The Underwriters covenant with the Corporation that they will: (i) conduct activities in connection with the distribution of the Special Warrants in compliance with the Securities Laws, and in the case of those Underwriters, or affiliates thereof, conducting activities in the United States, applicable United States securities laws; (ii) not solicit offers to purchase or sell the Special Warrants so as to require registration thereof or filing of a prospectus with respect thereto under the laws of any jurisdiction including, without limitation, the United States of America or any state thereof, and not solicit offers to purchase or sell the Special Warrants in any jurisdiction outside of Canada where the solicitation or sale of the Special Warrants would result in any ongoing disclosure requirements in such jurisdiction or any registration requirements in such jurisdiction except for the filing of a notice or report of the solicitation or sale; (iii) on or prior to the Closing Date obtain from each Purchaser an executed Subscription Agreement in a form reasonably acceptable to the Corporation and to the Underwriters relating to the transactions herein contemplated, together with all documentation as may be necessary in connection with subscriptions for the Special Warrants; and (iv) only make offers or sales of the Special Warrants in the United States in accordance with Schedule "B", which forms part of this Agreement. The Underwriters shall use their reasonable efforts to cause members of the Selling Group, if any, to ensure that they comply with the above and shall be responsible for any contravention of the above by any such Selling Group member.

4.

Representations, Warranties and Covenants of the Corporation

The Corporation hereby represents, warrants and covenants to and with the Underwriters and the Purchasers that:

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4.1

Organization and Standing

The Corporation and each of the Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation. No proceedings have been instituted or, are pending for the dissolution or liquidation of the Corporation or any of the Subsidiaries.

4.2

Corporate Power and Authorization

The Corporation will have as of the Closing Date all requisite legal and corporate power and authority to execute and deliver the Transaction Documents, to sell, issue and deliver the Special Warrants and the Underlying Securities and to carry out and perform its obligations under the terms of the Transaction Documents. The Transaction Documents and the Special Warrants, when executed and delivered by the Corporation will constitute valid and binding obligations of the Corporation enforceable in accordance with their respective terms. The Special Warrants and the Underlying Securities have been or will be prior to the Closing Time created (in the case of the Special Warrants and the Warrants) and allotted (as applicable) and, when issued, each such securities will be validly issued, fully paid and non-assessable securities of the Corporation.  All consents, approvals, permits, authorizations and filings as may be required under Securities Laws, necessary for the execution and delivery of the Transaction Documents and the creation and issuance of the Special Warrants, and the issuance of the Underlying Securities, and completion of the Offering and the Acquisition have been made or obtained as applicable.

4.3

Standing Under Securities Laws

The Corporation is a reporting issuer, or the equivalent thereof, under the Securities Laws in the Qualifying Jurisdictions. The Corporation is not currently in default of any requirement of the Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions other than the Quebec Securities Commission in respect of the failure to file certain documents and pay certain fees.  The Corporation shall file the required documents and pay the required fees so that it is not in default of the Securities Laws of the Province of Quebec on or before June 6, 2003.  In particular, without limiting the generality of the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed. None of the Corporation's Information Record contains a misrepresentation (as such term is defined in the Securities Act (Ontario)) at the date of filing thereof which has not been corrected since filing.

The Corporation is a "qualifying issuer" within the meaning of the Canadian Securities Administrators' Multilateral Instrument 45-102. The Corporation covenants to use its commercially reasonable best efforts to maintain its status as a reporting issuer in the Qualifying Jurisdictions and to maintain such status, not in default, from the date hereof up to and including May 30, 2008.

4.4

Authorized Capital

The authorized capital of the Corporation consists of 100,000,000 shares designated as first preference shares, 100,000,000 shares designated as second preference shares issuable in series, and 500,000,000 Common Shares.

The Corporation shall seek to obtain Shareholder Approval.  Upon obtaining Shareholder Approval the authorized capital of the Corporation shall consist of 700,000,000 Common Shares.  The Underwriters acknowledge that the Corporation will not at closing have sufficient authorized capital to issue the Special Warrant Shares and the Warrant Shares unless and until Shareholder Approval is obtained at the Shareholder Meeting.

4.5

Listing of Common Shares

The currently issued and outstanding Common Shares are listed and posted for trading solely on the TSX and no order ceasing or suspending trading in any securities of the Corporation or the trading of any of the

8

Corporation's issued securities has been issued and no proceedings for such purpose are, to the knowledge of the Corporation, pending or threatened.  The Corporation shall use its commercially reasonable best efforts to ensure that the Special Warrant Shares and Warrant Shares are listed for trading on the TSX.

4.6

Listing of the Warrants

The Corporation shall use its commercially reasonable best efforts to have the Warrants listed and posted for trading on the TSX.

4.7

Transfer Agent and Registrar

Pacific Corporate Trust Company at its principal offices in the cities of Vancouver and Toronto has been duly appointed transfer agent and registrar for the Common Shares and trustee for the Special Warrants and the Warrants.

4.8

Issued Shares

Prior to the completion of the transactions contemplated by this Agreement, of the authorized capital of the Corporation, 228,600,922 Common Shares, and no preferred shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares.

4.9

Outstanding Convertible Securities

Except as disclosed in Schedule "D" hereto, no person, firm or corporation, as of the date hereof, has any Outstanding Convertible Securities or are entitled to any pre-emptive or any similar right to subscribe for any security of the Corporation or its Subsidiaries or any instrument convertible into or exchangeable for any security of the Corporation or its Subsidiaries.

4.10

Agreements Affecting Voting or Control

The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting or control of any of the securities of the Corporation or any of the Subsidiaries.

4.11

Subsidiaries

Attached as Schedule "C" is hereto a list of each of the Subsidiaries, the particulars of the jurisdiction of subsistence and percentage of the voting and equity interest in such Subsidiaries held by the Corporation. The Subsidiaries' issued and outstanding shares have been duly authorized and validly issued and are outstanding as fully paid shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right or privilege capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any Subsidiary or any other security convertible into or exchangeable for any such shares.

4.12

Conduct of Business

There has been no adverse material change to the Corporation (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation since December 31, 2002 which has not been generally disclosed to the public and the business of the Corporation has been carried on in the usual and ordinary course.

The Corporation and each of the Subsidiaries have all requisite corporate power and authority necessary to, and are qualified to, carry on each of its businesses as now conducted and to own or lease each of its properties and assets in all jurisdictions in which the Corporation and each of the Subsidiaries currently carries on business and/or owns or leases each of its properties and assets and, have conducted and are conducting each of its businesses in compliance with all applicable laws, rules, regulations and other lawful requirements of each jurisdiction in which the Corporation and each of the Subsidiaries carries on business, except where non-compliance would not have a

9

material effect, including all applicable mining laws, regulations, guidelines, and mining and related authorizations or permits and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits. The Corporation and each of the Subsidiaries are licensed, registered or qualified in all jurisdictions in which the Corporation and each of the Subsidiaries owns, leases or operates its property or carries on business to enable each of its businesses to be carried on as now or proposed to be conducted and to enable the Corporation and each of the Subsidiaries to own, lease and operate its property and assets and all such licences, registrations and qualifications are and will as at the Closing Date be valid, subsisting and in good standing.

4.13

Disclosure Documents

All information which has been prepared by the Corporation relating to the Corporation, its Subsidiaries and its business, property and liabilities and either publicly disclosed or provided to the Underwriters, including all financial, marketing and operational information, is true and correct in all material respects, and no fact or facts have been omitted therefrom that would make such information misleading.

4.14

Properties, Business and Assets

The Corporation and the Subsidiaries are the beneficial owners of the properties, business and assets or the interests in the properties, business or assets referred to as owned by them in the Corporation's Information Record. All agreements under which the Corporation or the Subsidiaries hold an interest in a property, business or asset are, in good standing, are valid and enforceable, and are free and clear of any Encumbrances except as set-out at Schedule "H" hereto.  No other property rights are necessary in order to carry out the business plan of the Corporation or its Subsidiaries and to conduct their respective businesses.  There are no restrictions on the ability of the Corporation or its Subsidiaries to use, transfer, or otherwise exploit such property rights and the Corporation and the Subsidiaries do not know of any claim or basis for a claim that may adversely affect such rights.

4.15

Disclosure of Mineral Projects

The Corporation and its Subsidiaries are in compliance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") in connection with the Agua Rica property and has prepared, filed and certified its technical reports in accordance with NI 43-101, for the Agua Rica deposit.  The Corporation is not in default of the requirements of NI 43-101 in respect of any of its other properties.

4.16

Permits, Licenses, etc.

Neither the Corporation nor any of the Subsidiaries have received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would have a material adverse effect on the Corporation and the Subsidiaries, taken as a whole.

In particular, without limiting the generality of the foregoing, neither the Corporation nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modifications of any mining or exploration authorities, permits or licenses, nor have any of them received notice of the revocations or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the resource properties described in the Corporation's AIF.

4.17

Conflicting Agreements

The Corporation and each of the Subsidiaries are not in default nor in breach in any material respect of, and the execution and delivery of the Transaction Documents, the performance and compliance with the terms thereof and the completion of the Offering and Acquisition by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Corporation or any of the Subsidiaries, the Securities Laws, any Material Agreement, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or any of the Subsidiaries.

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4.18

Auditors

The auditors of the Corporation who audited the financial statements of the Corporation most recently delivered to the security holders of the Corporation are independent public accountants as required by the Securities Laws and there has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Corporation.

4.19

Taxes

(a)

The Corporation and each of the Subsidiaries have filed all material federal, provincial, state, local and foreign tax returns declarations, remittances and filings that are required to be filed and have paid all taxes (including income tax, capital tax, payroll tax, employer health tax, workers compensation payments, property taxes, custom and land transfer taxes) duties, royalties, levees, imposts, assessments, deductions, charges, or withholdings and all liabilities with respect thereto including any penalty and interest payable (collectively in this section, the "taxes") required to be paid by and any other assessment, fine or penalty levied against the Corporation or any of the Subsidiaries, to the extent that any of the foregoing is due and payable and all such tax returns, declarations, remittances, and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any one of them misleading.

(b)

The Corporation and each of the Subsidiaries have established on its books and records reserves that are adequate for the payment of all material taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation or any of the Subsidiaries, and there are no audits known by the Corporation's management to be pending of the tax returns of the Corporation or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no outstanding claims which have been or, to the knowledge of the Corporation, may be asserted relating to any such tax returns.

(c)

No domestic or foreign taxation authority has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any of the Subsidiaries (including, without limitation, any predecessor companies) filed for any year.

4.20

Material Agreements

Neither the Corporation, any of the Subsidiaries nor, to the knowledge of the Corporation, any other person is in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default.

4.21

No Brokers or Finders Fee

Except for the Underwriters, and except for Endeavour Financial Ltd. ("Endeavour") pursuant to the terms of an agreement dated as of February 7, 2003, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder's fee in connection with the transactions contemplated by the Transaction Documents and in the event any person acting or purporting to act for the Corporation establishes a claim for any such fee from the Purchasers or the Underwriters, the Corporation covenants to indemnify and hold harmless each Purchaser and, if applicable, each Underwriter with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

4.22

Corporate Records

The minute books and records of the Corporation and each of the Subsidiaries which the Corporation has made available to the Underwriters and their counsel, Cassels Brock & Blackwell LLP, or its local agent counsel in connection with its due diligence investigation of each of the Corporation and the Subsidiaries for the periods from their respective dates of incorporation to the date of examination thereof, are all of the minute books and records of the Corporation and such Subsidiaries, respectively, and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the

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boards of directors of the Corporation and the Subsidiaries to the date of review of such corporate records and minute books. There have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation and any of the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters.

4.23

Dividends

There is not, in the Memorandum and Articles of the Corporation or in any Material Agreement, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Common Shares.

4.24

Financial Statements

The Audited Financial Statements:

(a)

have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with those of preceding fiscal periods;

(b)

present fully, fairly and correctly, in all material respects, the assets, liabilities and financial condition of the Corporation as at December 31, 2000, December 31, 2001 and December 31, 2002, respectively, and the results of its operations and the changes in its financial position for the periods then ended; and

(c)

contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation.

4.25

Leases and Leased Premises

With respect to each of the Leased Premises, the Corporation or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of the Transaction Documents and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

4.26

Employment Matters

The Corporation and its Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.  There has not been in the last three (3) years and there is not currently any labour disruption or conflict involving the Corporation or its Subsidiaries.

4.27

Litigation

There are no material actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, underwriting or instrumentality.

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4.28

Debt Instruments

Other than a US$3 million credit facility with Endeavour Mining Capital Corp., or as disclosed in Schedule "G", the Corporation and each of the Subsidiaries are not parties to, bound by or subject to either as lender or as borrower to:

(i)

any Debt Instrument; or

(ii)

any agreement, contract or commitment to create, assume or issue any Debt Instrument.

4.29

Personal Property

The Corporation and each of the Subsidiaries are the owners of all of its personal (movable) property and assets with good and marketable title thereto free of any Encumbrance.

4.30

Insurance

The assets of the Corporation and its Subsidiaries and its respective business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation and its Subsidiaries have not failed to promptly give any notice or present any material claim thereunder.

4.31

Environmental Matters

(a)

Neither the Corporation nor any of the Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively in this Section, "environmental laws").

(b)

Without limiting the generality of paragraph (a) above, the Corporation and each of the Subsidiaries:

(i)

has operated and occupied the Leased Premises;

(ii)

has owned and occupied its properties; and

(iii)

has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes;

in compliance with all applicable environmental laws.

(c)

The Corporation and the Subsidiaries have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses.

(d)

There are no orders, rulings or directives issued, pending or, to the knowledge of the Corporation, threatened against the Corporation or any of the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Subsidiaries (including the Leased Premises).

(e)

No notice with respect to any of the matters referred to in paragraphs (a), (b), or (c) above, including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries (including the Leased Premises) is, to the knowledge of the

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Corporation, in progress, pending or threatened.  There are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation and its Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise to liability under environmental laws.

4.32

The Offering and Compliance with Securities Laws

(a)

The net proceeds of the Offering will be used to pay the cash portion of the purchase consideration of the Acquisition;

(b)

The Corporation will promptly comply with all filing and other requirements under the Securities Laws in connection with the Offering;

(c)

The Corporation will ensure that as of the Closing Date, the Special Warrant Shares and the Warrant Shares, are conditionally approved for listing on the TSX, subject to the usual conditions of the TSX and Shareholder Approval;

(d)

The attributes of the Special Warrants and the Underlying Securities will conform in all material respects with the description thereof in Schedule "A" hereto and all indentures, agreements and instruments under which the Special Warrants and the Underlying Securities are created and issued, including the Transaction Documents, shall be in form and substance reasonably satisfactory to the Underwriters.

4.33

Prospectus Matters

(a)

The Corporation will cause the Preliminary Prospectus and any other related documents required to be filed in connection with the Preliminary Prospectus to be prepared and filed in accordance with the Securities Laws of the Qualifying Jurisdictions, as soon as practicable after the Closing Date, in each case in form and substance satisfactory to the Underwriters acting reasonably;

(b)

The Corporation will use its reasonable best efforts to obtain, as soon as possible, a receipt from each of the Securities Commissions for the Final Prospectus and will take all other steps and proceedings that may be necessary in order to qualify the Special Warrant Shares and the Warrants for distribution in each of the Qualifying Jurisdictions;

(c)

Prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Final Prospectus and any Supplementary Material, the Corporation will allow the Underwriters to participate fully in the preparation of, and approve the form of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, and will allow the Underwriters to conduct all due diligence which they may require to conduct in order to fulfil their obligations and in order to enable them responsibly to execute the certificate required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

(d)

All the information and statements to be contained in the Preliminary Prospectus, the Final Prospectus, and any Supplementary Material will, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to the Underlying Securities (provided that this representation is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

(e)

Neither the Preliminary Prospectus, the Final Prospectus, nor any Supplementary Material will contain a misrepresentation (provided that this representation is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

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(f)

The Preliminary Prospectus, the Final Prospectus, and any Supplementary Material will contain the disclosure required by all requirements of the Securities Laws of the Qualifying Jurisdictions;

(g)

The Corporation will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Underlying Securities, the Corporation becomes aware of any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change of fact relating solely to the Underwriters) or any event or development involving a prospective material change or change in a material fact in any or all of the business of the Corporation and its Subsidiaries, taken as a whole, or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, the Final Prospectus, or any Supplementary Material or could render any of the foregoing not in compliance with any of the Securities Laws of the Qualifying Jurisdictions;

(h)

Prior to completion of the distribution of the Underlying Securities under the Final Prospectus, the Corporation will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change of which it becomes aware referred to in the first preceding paragraph and the Corporation will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the Securities Commissions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Supplementary Material, as the case may be, or press release and material change report as may be required under Securities Laws of the Qualifying Jurisdictions and shall comply with all other applicable filing and other requirements under the Securities Laws of the Qualifying Jurisdictions including, without limitation, any requirements necessary to qualify the issuance and distribution of the Special Warrant Shares and the Warrants. The Corporation shall not file any such new or amended disclosure documentation without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable any press release or material change report without giving the Underwriters an opportunity for review of the proposed forms;

(i)

Prior to completion of the distribution of the Special Warrant Shares and the Warrants under the Final Prospectus, the Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in paragraphs (g) and (h) above; and

(j)

The Corporation recognizes that it is fundamental to the Purchasers that the distribution of the Special Warrant Shares and the Warrants be qualified under the Final Prospectus so that the Special Warrant Shares and the Warrants will be tradable in such Qualifying Jurisdictions without the necessity of the holder thereof filing a prospectus or effecting the trade in a manner which falls within one of the various Private Placement Exemptions under applicable securities legislation or subject to any statutory or regulatory hold periods or trade restrictions in such Qualifying Jurisdictions (provided such trade is not a "control distribution" as defined by the applicable Securities Laws). The Corporation acknowledges that it is for this reason that the Corporation has agreed that the Preliminary Prospectus and the Final Prospectus are to be filed with the securities regulators in the Qualifying Jurisdictions and receipts are to be obtained therefore within the time periods contemplated by this Agreement. Accordingly, it shall be a term of the Special Warrant Indenture that in the event that the Final Prospectus has not been filed and receipts issued therefore by each of the securities regulators in the Qualifying Jurisdictions on or prior to the Qualification Deadline, each Special Warrant holder will be entitled to receive 1.1 Special Warrant Shares and 0.55 Warrants for every Special Warrant exercised thereafter without the payment of additional consideration. In the event that the Final Prospectus has not been filed and a receipt issued therefore by each of the securities regulators in the Qualifying Jurisdictions on or before the Qualification Deadline, the Corporation will nevertheless continue to be obligated to use its reasonable best efforts to file and obtain receipts for the Final Prospectus until 5:00 p.m. (Toronto Time) on the Expiry Date.

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4.34

Delivery of Prospectuses

(a)

The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(i)

prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Final Prospectus copies of the Final Prospectus signed as required by the Securities Laws;

(ii)

as soon as they are available, copies of any Supplementary Material required to be filed under any of the Securities Laws, signed as required by the Securities Laws and including copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(iii)

at the time of delivery to the Underwriters pursuant to this Section 4.31 of the French language version of the Final Prospectus;

A.

an opinion of counsel in Quebec addressed to the Corporation and the Underwriters and dated the date of the Final Prospectus, to the effect that the French version thereof and any documents incorporated therein by reference (except for any financial statements and financial information which are the subject of the opinion of the auditors of the Corporation referred to below, as to which no opinion need to be expressed by Quebec counsel) is in all material respects a complete and proper translation of the English version thereof and that the English and French versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

B.

an opinion of the auditors of the Corporation addressed to the Corporation and the Underwriters and dated the date of the Final Prospectus, to the effect that the French version of the financial statements and financial information set forth therein or incorporated therein by reference and as to which no opinion has been expressed by Quebec counsel is in all material respects a complete and proper translation of the English version thereof and that the English and French versions thereof are not susceptible of any materially different interpretations with respect to any material matter contained therein;

(iv)

at the time of delivery to the Underwriters of the Final Prospectus, comfort letters from the auditors of the Corporation dated the date of the Final Prospectus and satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information contained in or incorporated by reference into the Final Prospectus which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letter which must be filed with securities regulatory authorities pursuant to Securities Laws; and

(v)

as soon as possible following receipt of a decision document in respect of the Final Prospectus, without charge, such number of commercial copies of the Final Prospectus in the City of Toronto as the Underwriters shall reasonably require.

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(b)

The delivery to the Underwriters of the Final Prospectus, or any Supplementary Material shall constitute the representation and warranty of the Corporation to the Underwriters that, at the time of such delivery:

(i)

such documents contain full, true and plain disclosure of all material facts relating to the Underlying Securities, and no material facts have been omitted therefrom which are necessary to make the statements therein not misleading in light of the circumstances in which they are made;

(ii)

such documents contain no misrepresentations; and

(iii)

such documents comply in all material respects with the Securities Laws;

provided, however, that the foregoing representations and warranties will not apply with respect to information and statements contained in the Preliminary Prospectus and the Final Prospectus or misrepresentations with respect thereto or omissions therefrom which relate solely to the Underwriters.

The representations, warranties and covenants of the Corporation set out in the schedules to this Agreement are hereby incorporated by reference.

5.

Conditions to Purchase Obligation

5.1

The following are conditions of the Purchasers' obligations to close the purchase of the Special Warrants from the Corporation as contemplated hereby, which conditions the Corporation covenants to exercise its commercially reasonable best efforts to have fulfilled at or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Underwriters on their own behalf and on behalf of the Purchasers:

(a)

the Corporation shall and provide the Underwriters with evidence that it has made and/or obtained the necessary filings, approvals, consents and acceptances to or from, as the case may be, the Securities Commissions and the TSX required to be made or obtained by the Corporation in connection with the Offering, on terms which are acceptable to the Corporation and the Underwriters, acting reasonably, prior to the Closing Date, it being understood that the Underwriters will do all that is reasonably required to assist the Corporation to fulfil this condition;

(b)

the TSX shall have conditionally approved the listing of the Special Warrant Shares and the Warrant Shares, subject to compliance with the standard conditions of the TSX;

(c)

the Corporation's board of directors shall have authorized and approved the Transaction Documents and all matters relating thereto;

(d)

the Corporation shall deliver a certificate of the Corporation signed on behalf of the Corporation by the President and any other authorized director or officer of the Corporation addressed to the Underwriters and to the Purchasers and dated the date of the Closing Date, in form and content satisfactory to the Underwriters' counsel, acting reasonably, certifying for and on behalf of the Corporation, that:

(i)

the articles and by-laws of the Corporation attached to the certificate are full, true and correct copies, unamended, and in effect on the date thereof;

(ii)

 the minutes or other records of various proceedings and actions of the Corporation's Board of Directors attached to the certificate relating to the Special Warrants and the Underlying Securities are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

17

(iv)

to the knowledge of such officers, there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, business prospects, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its Subsidiaries (taken as a whole) as of the date of this Agreement that has not been generally disclosed;

(v)

the representations and warranties of the Corporation contained in this Agreement are true and correct as if made at the Time of Closing, with the same force and effect as if made by the Corporation as at the Time of Closing after giving effect to the transactions contemplated hereby;

(vi)

the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and

(viii)

no order, ruling or determination ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of the Special Warrants and the Underlying Securities or any of the Corporation's issued securities has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing and in effect, and no proceedings for such purpose are pending or threatened;

(e)

the Underwriters shall have received certificates, issued under section 72(8) of the Securities Act (Ontario) and similar provisions of the Securities Laws of the Qualifying Jurisdictions stating that the Corporation is not in default under the Securities Act (Ontario) and the Securities Laws of such other Qualifying Jurisdictions, respectively;

(f)

the Corporation will have caused a favourable legal opinion to be delivered by Stikeman Elliott LLP, its Canadian counsel, and Perkins Coie, its US counsel, addressed to the Underwriters and the Purchasers and Underwriters' counsel, substantially in the form annexed hereto as Schedule "E" and Schedule "F", respectively.  In giving such opinions, counsel to the Corporation shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact not within their knowledge to rely upon certificates of fact from responsible persons in a position to have knowledge of such facts and their accuracy including certificates of the Corporation's registrar and transfer agent, public officials and officers of the Corporation and consents, approvals and certificates of government officials and regulatory authorities. The Corporation agrees, and the aforesaid legal opinion shall expressly provide, that the Underwriters may deliver copies of the opinion to each of the addressees thereof;

(g)

the Corporation will have caused a favourable legal opinion addressed to the Underwriters, the Purchasers and Underwriters' Counsel, dated as of the Closing Date, in form and substance satisfactory to the Underwriters counsel, as to the incorporation and subsistence of Northern Orion Argentina Holdings SA, RAA Holdings SA, Copper Holdings International LLC, Minera Agua Rica LLC and Minera Agua Rica Succursal (the "Subsidiary Opinions"), the corporate power and authority of each of the Subsidiaries to carry on its business as presently carried on, and own its assets and as to the registered ownership of the issued and outstanding shares of the Subsidiaries; and

(h)

the Subscription Agreements and the certificates representing the Special Warrants having been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel.

6.

Closing

6.1

The Offering will be completed on the Closing Date at the offices of the Corporation's counsel, Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1H6 at the Time of Closing or such other place, date or time as may be agreed to between the Corporation and the Underwriters; provided that if the Corporation has not been able to comply with each of the covenants and conditions set out herein required to be complied with by the Time of

18

Closing or such other date and time as may be mutually agreed to, and the covenants and conditions set out in the Subscription Agreements required to be completed with by the Time of Closing or such other date and time as may be mutually agreed to the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

6.2

At the Time of Closing on the Closing Date, the Corporation shall deliver the following to the Underwriters:

(a)

certificates duly registered as the Underwriter may direct representing the Special Warrants being purchased by Non-US Purchasers including a certificate representing the Special Warrants purchased by certain Non-US Purchasers registered in the name of CDS & Co. or its nominee, or as otherwise directed by the Underwriters;

(b)

certificates duly registered as the Underwriters may direct representing the Special Warrants being purchased at the closing of the Offering by US Purchasers;

(c)

the requisite legal opinions and certificates as contemplated in Section 5 hereof; and

(d)

such further documentation as may be contemplated herein or the applicable regulatory authorities may reasonably require.

against delivery of the Subscription Agreements and other documentation required to be provided by or on behalf of the Purchasers or the Underwriters pursuant to this Agreement and deposit of the aggregate gross proceeds of the Offering with the Escrow Agent upon such terms and conditions as set out in the Special Warrant Indenture.

The Underwriters' Fee shall be due and payable to GMP, on behalf of the Underwriters, by the Escrow Agent, upon the satisfaction of the Release Conditions or upon the exercise of a Special Warrant(s) in accordance with its terms and conditions as set out in the Special Warrant Indenture.  The Underwriters acknowledge and agree that in the event that the Release Conditions are not satisfied or the Special Warrants are not exercised in accordance with their terms, and the Escrowed Proceeds are refunded to the Purchasers in accordance with the Special Warrant Indenture, the Underwriters shall not be entitled to the Underwriters' Fee, however, will be entitled to receive the Underwriters' Expenses as set forth in Section 11 hereto, and shall be entitled to receive a fee of $500,000 payable within three (3) business of the Release Deadline.

6.3

The Over-Allotment Option may be exercised by the Underwriters at any time prior to the date which is thirty (30) days from the Closing Date, but the Underwriters shall be under no obligation to exercise the Over-Allotment Option.  In the event the Corporation shall subdivide, consolidate or otherwise change its Common Shares during the period during which the Over-Allotment Option is exercisable, the number of Additional Special Warrants for which the Over Allotment Option may be exercised shall be similarly subdivided, consolidated or changed such that the Underwriters would be entitled to receive the same number and type of securities that they would have otherwise been entitled to receive had they fully exercised such Over-Allotment Option prior to such subdivision, consolidation or change.  The Issue Price shall be adjusted accordingly and notice shall be given to the Underwriters of such adjustment.  In the event that the Underwriters shall disagree with the foregoing adjustment, such adjustment shall be determined conclusively by the Corporation's auditors at the Corporation's expense.  The purchase and sale of the Additional Special Warrants shall be completed at the offices of Stikeman Elliott on such date agreed to by the Underwriters and the Company.

6.4

The conditions to purchase obligation set out in Section 5 (read as if the Closing Date referred to the Over-Allotment Closing and as if the Offering referred to the Over-Allotment Option) and the provisions of Section 6.2, shall apply mutatis mutandis to the Over-Allotment Closing with such amendment as necessary as to apply to the Additional Special Warrants.

6.5

All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to terminate their obligations (and those of the Purchasers) with respect to the Special Warrants by written notice to that effect given to the

19

Corporation prior to the Time of Closing. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions on their behalf and on behalf of the Purchasers without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters and the Purchasers, any such waiver or extension must be in writing.

7.

Termination of Purchase Obligation

7.1

Without limiting any of the foregoing provisions of this Agreement, and in addition to any other remedies which may be available to them, any of the Underwriters (on its own behalf and on behalf of the Purchasers) shall be entitled, at its  sole option, to terminate and cancel, without any liability on its part (or on the part of the Purchasers), its obligations under this Agreement with respect to the purchase of the Special Warrants up to that amount as set forth in section 8.1(a) hereto, for each respective Underwriter, by giving written notice to the Corporation at or at any time prior to the Time of Closing if:

(a)

any order to cease or suspend trading in any securities of the Corporation is made or threatened by the TSX, any of the Securities Commissions or other regulatory authority, which has not been rescinded, revoked or withdrawn;

(b)

any order or ruling is issued, any inquiry, investigation or other proceeding (whether formal or informal and including matters of regulatory transgression or unlawful conduct) in relation to the Corporation, its Subsidiaries or any of its principal shareholders is made, announced or threatened by any officer or official of the TSX or any of the Securities Commission, or any law or regulation is promulgated or changed, which, in the sole opinion of the Underwriters, operates to prevent or restrict trading in or distribution of the Common Shares, the Special Warrants or the Underlying Securities;

(c)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence including terrorism, accident, war, a new or change in any governmental regime or other condition or any law or regulation which in the sole opinion of the Underwriters may adversely affect or involve the financial markets generally or the business, operations or affairs of the Corporation, the Subsidiaries, or the market price or value of the Common Shares;

(d)

there should occur any material change or change in a material fact or the discovery of a material fact not otherwise disclosed in the Corporation's Information Record which, in the sole opinion of the Underwriters would be expected to have an adverse effect on the market price or value of the Common Shares, the Special Warrants or the Underlying Securities; or

(e)

the state of the Canadian, the United States or international financial markets is such that, in the sole opinion of the Underwriters, it would be unprofitable to offer or continue to offer the Special Warrants for sale;

the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of such Underwriter.

The Underwriters shall make reasonable efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events or circumstances referred to in this Section, provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters' entitlement to exercise this right at or at any time prior to the Time of Closing.

The Underwriters' rights of termination contained in this Section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.  The Corporation agrees that all terms, conditions and covenants in this agreement shall be construed as conditions and complied with so far as it relates to acts to be performed or caused to be performed by the Corporation, and any breach or failure by the Corporation to comply with any such conditions, or in the event that any representation or warranty given by

20

the Corporation becomes false and not rectified by the Time of Closing, shall entitle the Underwriters, or any one of them, at their sole option to terminate its obligations under this Agreement (and the obligations of the Purchasers) up to that amount as set forth in section 8.1(a) hereto, for each respective Underwriter, by notice to that effect.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other such terms and conditions or any other subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if same is in writing and signed by it.

7.2

If the obligations of the Underwriters and the Purchasers are terminated under this Agreement pursuant to the termination rights provided for in Section 7.1, the Corporation's liabilities to the Underwriters shall be limited to the Corporation's obligations under the indemnity, contribution and expense provisions of this Agreement.

8.

Underwriters' Obligations.

8.1

The Underwriters' obligations to purchase the Special Warrants in accordance with this Agreement shall be several and not joint in that:

(a)

each of the Underwriters shall severally be obligated to purchase only the percentage of such aggregate number of Special Warrants set opposite its name as follows:

Griffiths McBurney & Partners BMO Nesbitt Burns Inc. Canaccord Capital Corporation Pacific International Securities Inc. Yorkton Securities Inc. Salman Partners Inc. McFarlane Gordon Inc.	30% 30% 24% 5% 5% 5% 1%

(b)

if any of the Underwriters for whatever reason defaults in its obligation to take up and pay for its respective percentage of the Special Warrants, the other Underwriter(s) shall have the right, but not the obligation, to purchase on a pro rata basis (or such other basis as they may agree) all such Special Warrants not taken up and paid for by the defaulting Underwriter(s).

An Underwriter which stands ready to purchase its percentage as stipulated in (a) above of the aggregate number of Special Warrants to be purchased by the Underwriters under this Agreement will have no liability to the Company if another Underwriter defaults in its obligation to take up and pay for its percentage of such Special Warrants.  Nothing in this paragraph obliges the Company to sell under this Agreement less than all the Special Warrants, or will relieve from responsibility to the Company under this Agreement any Underwriter which has defaulted in its obligation to purchase its applicable percentage of the aggregate number of Special Warrants to be sold hereunder.

8.2

The Underwriters obligation to execute any certificate or deliver any documents pertaining to the Preliminary Prospectus or Final Prospectus, and any Supplemental Material,  shall be conditional upon compliance by the Corporation to the date of such execution and delivery with those representations, warranties and covenants contained in this Agreement to be complied with prior to the filing of the Preliminary Prospectus or Final Prospectus, and any Supplemental Material, as the case may be.

9.

Indemnity

9.1

The Corporation hereby agrees to indemnify and hold the Underwriters and/or any of their affiliates and each of the directors, officers, employees, partners, Underwriters and shareholders of the Underwriters (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several, including the aggregate amount paid in reasonable settlement of any actions, damages or liabilities, whether joint or several (including the proceedings or claims which have been approved by each of the Corporation and the Underwriters, acting reasonably), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made

21

against the Underwriters, to which the Underwriters and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of services rendered to the Corporation by the Underwriters and their Personnel hereunder or otherwise in connection with the matters referred to herein provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)

the Underwriters or their Personnel have been grossly negligent or dishonest or have committed any fraudulent act in the course of such performance or breached any of their legal obligations; and

(ii)

the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty or fraud referred to in (i).

If for any reason (other than the occurrence of any of the events itemized in (i) and (ii) above), the foregoing indemnification is unavailable to the Underwriters or insufficient to hold it harmless, then the Corporation shall contribute to the amount paid or payable by the Underwriters as result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand but also the relative fault of the Corporation and the Underwriters, as well as any relevant equitable considerations; provided that the Underwriters shall not in any event be liable to pay or contribute, in the aggregate, any amounts in excess of the amount of the fees actually received by the Underwriters pursuant to the letter agreement to which this indemnity is attached.

The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, to investigate the Corporation and/or the Underwriters and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of services rendered to the Corporation by the Underwriters, the Underwriters shall have the right to employ their own counsel in connection therewith, (provided that the Underwriters and their Personnel shall be required collectively to utilize only one legal counsel at the Company's expense unless a material conflict shall exist between them) and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by their Personnel in connection therewith at a reasonable per diem rate, as well as all out-of-pocket expenses) incurred by such Personnel in connection therewith shall be paid by the Corporation as they occur.

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any or their Personnel or after receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Underwriters will notify the Corporation in writing of the commencement thereof (provided that any delay or failure in so notifying shall not prejudice the Underwriters' right hereunder) and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed. The omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Underwriters except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Corporation would otherwise have under this indemnity had the Underwriters not so delayed in giving or failed to give the notice required hereunder.

The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel.  Upon the Corporation notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to the Underwriters for any legal expenses subsequently incurred by them in connection with such defence.  If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

Notwithstanding the foregoing paragraph, any Underwriter shall have the right, at the Corporation's expense, to employ counsel of such Underwriter's choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Corporation; or (ii) the Corporation has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Corporation or the Underwriter has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Underwriter which are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Underwriter's behalf) or that there is a conflict of interest between the Corporation and the Underwriters or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Corporation shall not have the right to assume or direct the defence on the Underwriter's behalf).

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Underwriters affected.  No admission of liability shall be made and the Corporation shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

The Corporation hereby acknowledges that GMP acts as trustee for the other indemnified parties of the Corporation's covenants under this indemnity with respect to such persons and GMP agrees to accept such trust and hold and enforce such covenants on behalf of such persons.

The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, the Underwriters and any of the Personnel of the Underwriters.  The foregoing provisions shall survive the completion of services rendered under the letter agreement to which this indemnity is attached or any termination of the authorization given by the letter agreement to which this indemnity is attached.

10.

Contribution

10.1

In the event that the indemnity provided for in Section 9 is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Corporation shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (excluding loss of profits or consequential damages) of the nature provided for above such that the Underwriters shall be responsible for that portion represented by the percentage that the amount of the Underwriters' Fee payable by the Corporation to the Underwriters bears to the gross proceeds from the sale of the Special Warrants and the Corporation shall be responsible for the balance, provided that, in no event, shall any Agent be responsible for any amount in excess of the aggregate amount of the Underwriters' Fee actually received by it. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall, in respect of the Underwriters, be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above, and (ii) the amount of the Underwriters' Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation or negligence shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this Section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section. The right to contribution provided in this Section shall be in addition and not in derogation of any other right to contribution which the Underwriters or the Corporation may have by statute or otherwise by law.

11.

Expenses

11.1

All expenses incurred from time to time in connection with the Offering, including the reasonable fees and disbursements of the Underwriters' counsel and all travel expenses, of or incidental to the sale, issue or distribution of the Special Warrants, the qualification for distribution of the Special Warrant Shares and the

23

Warrants and to all matters in connection with the transactions herein set forth (collectively, the "Underwriters' Expenses") shall be borne by the Corporation, whether or not the Offering is completed.  The Underwriters' Expenses shall be payable to GMP and the Underwriters, within five (5) business days after receipt of an invoice therefor by the Corporation.

12.

Action by Underwriters

12.1

All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to termination of purchase obligations, may be taken by GMP on behalf of itself and the other Underwriters and the execution of this Agreement by the other Underwriters and the Corporation shall constitute the Corporation's authority for providing notifications or requests hereunder to, accepting notifications, acknowledgements and receipts from, and for delivering the definitive documents constituting the Special Warrants to, or to the order of, GMP. GMP shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or communications to or with the Corporation.

13.

Survival of Warranties, Representations, Covenants and Agreements

13.1

All warranties, representations, covenants and agreements of the Corporation and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Purchasers and shall continue in full force and effect for the benefit of the Underwriters, the Purchasers and/or the Corporation, as the case may be, regardless of the closing of the Offering and regardless of any investigation which may be carried out by the Underwriters or on their behalf. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution shall survive and continue in full force and effect, indefinitely.

14.

General Contract Provisions

14.1

Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by facsimile, as follows:

if to the Corporation:

Northern Orion Explorations Ltd.

1040 West Georgia Street

Vancouver, British Columbia

V6E 3C9

Attention:

Robert Cross, Chairman

Facsimile No.:

(604) 688-6527

with a copy to:

Stikeman Elliott LLP

Suite 1700

666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Attention:

Neville McClure

Facsimile No.

(604) 681-1825

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or if to the Underwriters:

Griffiths McBurney & Partners

145 King Street West

Suite 1100

Toronto, Ontario M5H 1J8

Attention:

Mark Wellings

Facsimile No.:

(416) 943-6160

with a copy to:

Cassels Brock & Blackwell LLP

Scotia Plaza

2100 - 40 King Street West

Toronto, Ontario M5H 3C2

Attention:

Mark T. Bennett

Facsimile No.

(416) 350-6933

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being sent by facsimile and receipt confirmed during normal business hours at the location of the recipient, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

14.2

This Agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Corporation relating to the subject matter hereof and supersede all prior agreements between the Underwriters and the Corporation with respect to their respective rights and obligations in respect of the Offering.  Notwithstanding the foregoing, for greater certainty, those sections of the engagement letter dated as of April 9, 2003 between the Corporation and GMP under the heading "Financial Advisory Engagement" shall continue in full force and effect.

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14.3

This Agreement may be executed by facsimile and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate your acceptance by executing where indicated below and returning one originally executed copy to the Underwriters.

Yours very truly,

GRIFFITHS McBURNEY & PARTNERS

BMO NESBITT BURNS INC.

By: _"Mark Wellings"____

By: _"Egizio Bianchini"_______________

Mark Wellings

Egizio Bianchini

CANACCORD CAPITAL CORPORATION

PACIFIC INTERNATIONAL

SECURITIES INC.

By: _

"Peter Brown"___________

By: "Bert Quattrociocchi"___________

Peter Brown

Bert Quattrociocchi

YORKTON SECURITIES INC.

SALMAN PARTNERS INC.

By: "Kenneth Gillis"_________________

By: "Terrance K. Salman"

Kenneth Gillis

Terrance K. Salman

MCFARLANE GORDON INC.

By:  "Derek Webb"

Derek Webb

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date first above written.

NORTHERN ORION EXPLORATIONS LTD.

By: "Robert Cross"______

Robert Cross, Chairman

26

SCHEDULE "A"

TERM SHEET

NORTHERN ORION EXPLORATIONS LTD.

SPECIAL WARRANTS OFFERING

______________________________________________________

Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Underwriting Agreement to which this Schedule "A" is attached.

Issuer:

Northern Orion Explorations Ltd. (the "Corporation")

Offering:

Special Warrants exercisable to acquire one common share (individually a "Share" and collectively "Shares") and one-half of one common share purchase warrant (individually, a "Warrant" and collectively, "Warrants").  Each Share and one-half of a Warrant are collectively referred to herein as a "Unit".  Each whole Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $0.20 per Common Share at any time on or prior to the date that is 60 months following the Closing Date (as hereinafter defined).

Size:

684,931,507 Special Warrants for aggregate gross proceeds of Cdn$89,041,095.91.

Issue Price:

Cdn$0.13 per Special Warrant.

Underwriter's Option:

The Underwriters shall have an option to purchase up to an additional 158,061,117 Special Warrants (Cdn$20,547,945.21) at the Issue Price at any time prior to the date which is thirty (30) days following the Closing Date.

Selling Jurisdictions:

Each of the provinces of Canada (the "Qualifying Jurisdictions") and those other jurisdictions outside of Canada as agreed to by the Corporation and the Underwriters including the United States.

Use of Proceeds:

To fund the cash portion of the purchase price of the acquisition of an indirect 12.5% interest in the Bajo de la Alumbrera copper and gold mine in Argentina from Rio Algom Limited, a wholly owned subsidiary of BHP Billiton.

Acquisition Escrow:

The gross proceeds of the Offering (the "Escrowed Proceeds"), will be held in escrow on behalf of the Subscribers by a Canadian trust company or other escrow agent (the "Escrow Agent"), acceptable to the Corporation and the Underwriters and invested in short term obligations of the Government of Canada or in other short term investment grade debt obligations as agreed to by the Corporation or the Underwriters.  An aggregate of Cdn.$87.7 million of the gross proceeds of the Offering will be converted into US$65 million on the Closing and shall be deposited in escrow. The balance of the Escrowed Proceeds will be held in Canadian funds. In the event that prior to 5:00 p.m. (Toronto time) on July 31, 2003 (the "Acquisition Date"):

(i)

a definitive purchase and sale agreement among the Corporation, Wheaton River Minerals Ltd. and BHP Billiton in respect of the Acquisition in form and substance satisfactory to the Underwriters, acting reasonably, has been executed by the parties thereto;

(ii)

the Underwriters have received, in form and substance satisfactory to the Underwriters, a technical report prepared in compliance with National Instrument 43-101 with respect to the Agua Rica deposit;

27

(iii)

the Underwriters have received an opinion from U.S. legal counsel to the Corporation, in form and substance acceptable to the Underwriters and their legal counsel, to the effect that, although not free from doubt, the Corporation should not be a "passive foreign investment company," as defined in Section 1297 of the Internal Revenue Code, for the taxable year including the date of the closing of the Acquisition and ending December 31, 2003, with respect to the Special Warrants, the Warrants or the Common Shares receivable upon exercise thereof; and

(iv)

the Corporation and the Underwriters, acting reasonably, having delivered a joint notice to the Escrow Agent confirming that:

(A)

all conditions precedent to the Acquisition have been satisfied or waived on terms satisfactory to the Corporation and the Underwriters (other than the payment of the cash portion of the Acquisition purchase price); and

(B)

all shareholder, regulatory and other approvals have been obtained as necessary,

(collectively, the "Release Conditions"), the Escrowed Proceeds and accrued interest shall be released to the Corporation to permit the Corporation to satisfy the cash portion of the Acquisition purchase price.  In the event that Release Conditions have not been satisfied on or before the Release Deadline, the holders of the Special Warrants may elect to exercise the Special Warrants or to receive a refund of the Issue Price paid for the Special Warrants plus a pro-rata share of the interest earned on the Escrowed Proceeds.  To the extent that the Escrowed Proceeds are not sufficient to refund all amounts owing to Subscribers in accordance with the foregoing, the Corporation hereby agrees to fund any such shortfall.

Prospectus Condition:

The Special Warrants shall be exercisable by the holders thereof at any time after the Corporation obtains Shareholder Approval, and will be automatically exercised at 5:00 p.m. (Toronto time) on the earlier of the following dates (such date being the "Expiry Date"):

(i)

the later of (a) the third business day after a receipt is issued by the last of the relevant securities regulatory authorities in the Qualifying Jurisdictions (the "Securities Regulators") for a (final) prospectus qualifying the Units issuable on the exercise of the Special Warrants; and (b) the business day following the satisfaction of the Release Conditions; and

(ii)

four months and a day after the Closing Date.

The Corporation shall also use its reasonable best efforts to (i) file a preliminary prospectus with the Securities Regulators qualifying the issuance of the Units upon the exercise of the Special Warrants forthwith after the Closing Date and in no event later than 30 days from the Closing Date; (ii) promptly resolve all comments received or deficiencies raised by the Securities Regulators; (iii) file and obtain receipts from the Securities Regulators for the (final) prospectus (the "Final Prospectus") in the Qualifying Jurisdictions as soon as possible after such regulatory comments and deficiencies have been resolved and in any event prior to the date that is 90 days following the Closing Date (the "Qualification Deadline". Should the Corporation fail to obtain receipts from the Securities Regulators for a Final Prospectus prior to the Qualification Deadline, its obligations shall continue in effect until the Expiry Date.  If a receipt for the Final Prospectus has not been issued by each of the Securities Regulators on or before the Qualification Deadline, each Special Warrant will thereafter be exercisable for 1.1 Units (in lieu of one Unit) without payment of additional consideration.

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Underwriters' Fee:

The Corporation shall pay to the Underwriters a fee equal to 5.0% of the gross proceeds of the Offering which shall be payable to the Underwriters forthwith by the Escrow Agent upon satisfaction of the Release Conditions.  The Corporation will pay all expenses and fees relating to the Offering whether or not it is completed including the fees and expenses of the Underwriters' counsel.  In the event that the Release Conditions are not satisfied and the Special Warrants are not exercised in accordance with their terms, and the Escrowed Proceeds are returned to the Purchasers in accordance with the Special Warrant Indenture, the Underwriters shall not be entitled to the Underwriters' Fee, however, will be entitled to receive the Underwriters' expenses and shall be entitled to receive a fee of $500,000 payable within three (3) business days of the Release Deadline.

Type of Offering:

Underwritten special warrant financing, subject to formal underwriting agreement.  The Special Warrants will be sold by private placement without an Offering Memorandum.  Private placement into the United States to accredited investors pursuant to Rule 506 of Regulation D.

United States Restrictions:

The Special Warrants, Warrants and Underlying Shares have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to U.S. persons unless such securities are registered unde the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Minimum Subscription:

Subscribers must invest the following minimum amounts(1):

Alberta, British Columbia - Non-Accredited Investors:

$97,000(2)

Manitoba, New Brunswick, Prince Edward Island:

$97,000

Quebec, Saskatchewan, Nova Scotia:

$150,000

Newfoundland and Labrador:

$100,000

(1) There is no minimum purchase amount for those Subscribers purchasing as "Accredited Investors" in the provinces of Ontario, British Columbia or Alberta.

(2) This minimum amount does not apply to those Subscribers purchasing pursuant the "Friends and Family Exemption" in British Columbia and Alberta.

Eligibility:

Eligible for RRSPs, RRIFs, DPSPs and RESPs.

Closing Date:

On or about May 29, 2003, or such later date as the Corporation and the Underwriters shall agree.

Syndicate:

Griffiths McBurney & Partners

BMO Nesbitt Burns Inc.

Canaccord Capital Corporation

Pacific International Securities Inc.

Yorkton Securities Inc.

Salman Partners

McFarlane Gordon Inc.

29

SCHEDULE "B"

UNITED STATES OFFERS AND SALES

As used in this Schedule "B", the following terms have the following meanings:

"Accredited Investor" means an accredited investor as that term is defined in Rule 501(a) Regulation D;

"Affiliate" means an affiliate as that term is defined in Rule 501(b) of Regulation D;

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Special Warrants or Underlying Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Special Warrants or Underlying Securities;

"Foreign Issuer" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depository receipts by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a Public Offering;

"GMP U.S." means Griffiths McBurney & Partners Corp.;

"Public Offering" means a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a U.S. person as that term is defined in Regulation S; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this Schedule "B" shall have the meanings assigned to them in the Agreement to which this Schedule "B" is attached.

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Representations, Warranties and Covenants of the Corporation

1.

The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

(a)

The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest with respect to any securities in the same class of securities as the Special Warrants and Underlying Securities.

(b)

None of the Corporation, its Affiliates or any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts or has engaged or will engage in any form of General Solicitation or General Advertising in the United States with respect to any of the Special Warrants or Underlying Securities. The Corporation has not and will not enter into any contractual arrangement with respect to the distribution of the Special Warrants except for this Agreement and the Subscription Agreements.

(c)

None of the Corporation or any of its Affiliates, or any person acting on behalf of the foregoing has made or will make, directly or indirectly, offers or sales of any security, or solicited offers to buy any Special Warrant or Underlying Security, under circumstances that would require the registration of the Special Warrants or Underlying Securities under the U.S. Securities Act.

(d)

The Corporation is not, and as a result of the sale of the Special Warrants and the Acquisition contemplated hereby will not be, an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be  registered under Section 8 of the United States Investment Company Act of 1940, as amended.

(e)

The form of declaration annexed hereto will be satisfactory for the purposes of removing any U.S. legends placed on certificates representing the Special Warrants or certificates representing any Underlying Securities (unless there is a change of applicable laws or evidence to the contrary). Upon receipt by Pacific Corporate Trust Company of the original certificate representing the Special Warrants and Underlying Securities as the case may be, together with a signed declaration in the form annexed hereto, (with a copy of same to the Corporation at 1040 West Georgia Street, Vancouver, British Columbia, V6E 3C9) the Corporation shall cause its transfer agent and registrar to remove any U.S. legend within 24 hours of such receipt, excluding weekends and holidays.

(f)

Except with respect to the offer and sale of the Special Warrants offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States or to any U.S. Person except securities sold pursuant to an exemption from the registration requirements of the U.S. Securities Act.

(g)

Neither the Corporation nor any of its predecessors or affiliates (as defined in the U.S. Securities Act) has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining themselves for failure to comply with Rule 503 of the U.S. Securities Act.

(h)

Within fifteen days after the first sale of Special Warrants in the United States or to a U.S. Person, the Corporation will prepare and file with the SEC a notice on Form D with respect to the Special Warrants and will file all amendments required to be filed as a result of subsequent sales of Special Warrants in the United States or to a U.S. Person.

2.

Each Underwriter represents, warrants and covenants to the Corporation that, in connection with all sales of the Special Warrants in the United States or to, or for the account or benefit of, a U.S. person:

(a)

It acknowledges that the Special Warrants and Underlying Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has offered and sold and will offer and sell the Special Warrants and Underlying Securities only in accordance with Rule 903 of Regulation S or as provided in paragraphs (b) through (j) below. Accordingly, neither it or its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in (i) any Directed Selling Efforts with respect to the Special Warrants or Underlying Securities, (ii) any offer to sell or any solicitation of an offer to buy, any Special Warrants or Underlying Securities to any person in the United States, and (iii) any sale of Special Warrants or Underlying Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States.

31

(b)

Except for a subscription agreement (a "Subscription Agreement"), in the form attached hereto as Exhibit I to the Schedule B, entered into with each Purchaser who is a U.S. Person (a "U.S. Purchaser"), it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Special Warrants and Underlying Securities, except with its affiliates or with the prior written consent of the Corporation.

(c)

All offers and sales of the Special Warrants in the United States will be effected by U.S. broker-dealer affiliates of the Underwriters (collectively, the "Placement Underwriters") in accordance with all applicable U.S. broker-dealer requirements.

(d)

No written material will be used in connection with the offer or sale of the Special Warrants and Underlying Securities in the United States.

(e)

Immediately prior to making an offer to such offerees, it had reasonable grounds to believe and did believe that each offeree was an Accredited Investor.

(f)

No form of General Solicitation or General Advertising will be used in connection with the offer or sale of the Special Warrants in the United States.

(g)

Offers and sales of Special Warrants in the United States shall not be made in a manner involving a Public Offering.

(h)

Prior to any sale of Special Warrants in the United States, it shall cause each U.S. Purchaser to execute a Subscription Agreement.

(i)

At least one business day prior to Closing, the transfer agent will be provided with a list of all U.S. Purchasers.

(j)

At the closing, each U.S. broker dealer who sold any Special Warrants together with their Canadian affiliate will provide a certificate, substantially in the form of Exhibit II to this Schedule B, relating to the manner of the offer and sale of the Special Warrants in the United States.

32

EXHIBIT I TO SCHEDULE "B"
FORM OF U.S. SUBSCRIPTION AGREEMENT

NORTHERN ORION EXPLORATIONS LTD.
Private Placement of Securities

Please refer to closing item ●

33

EXHIBIT II TO SCHEDULE "B"
AGENT'S CERTIFICATE

NORTHERN ORION EXPLORATIONS LTD.
Private Placement of Securities

Ladies and Gentlemen:

In connection with the private placement of Special Warrants of Northern Orion Explorations Ltd. (the "Corporation"), with U.S. accredited investors (the "U.S. Private Placees"), the undersigned, do hereby certify that:

(a)

[NAME OF U.S. AFFILIATE] is a duly registered broker or dealer with the United States Securities and Exchange Commission (the "SEC") and is a member in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(b)

all offers and sales of the Special Warrants in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(c)

other than the Subscription Agreement which included a term sheet, no written material relating to the Special Warrants was used in connection with the offer or sale of the Special Warrants in the United States;

(d)

[GMP:] we had reasonable grounds to believe and did believe that each offeree was an "accredited investor" as defined in Rule 501(a)(1)(2)(3) or (7) (" Institutional Accredited Investor") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, on the date hereof, we continue to believe that each U.S. Private Placee is an Institutional Accredited Investor;

[BMO:] we had reasonable grounds to believe and did believe that each offeree was an "accredited investor" as defined in Rule 501(a) under the U.S. Securities Act ("Accredited Investor") and, on the date hereof, we continue to believe that each U.S. Private Placee is an Accredited Investor;

(e)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Special Warrants in the United States or to, or for the account or benefit of, U.S. persons;

(f)

the offering of the Special Warrants in the United States has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(g)

prior to any sale of Special Warrants in the United States, we caused each U.S. Private Placee to sign a Subscription Agreement in the form of Exhibit I to Schedule B to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ____________

 day of________

, 2003.

[CANADIAN AFFILIATE]

[U.S. AFFILIATE]

By: ______________________________

By: _______________________________

Name:

Name:

Title:

Title:

34

SCHEDULE "C"

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Minera Mantua Inc.	Ontario	100%
Minera Cobre S.A.	Cayman Islands	100%
Northern Orion Argentina Holdings S.A.	Cayman Islands	100%
Northern Orion Holdings S.A.	Cayman Islands	100%
RAA Holdings S.A.	Cayman Islands	100%
GMA Holdings S.A.	Cayman Islands	100%
Cobre Mantua S.A.	Cuba	50%
Recursos Americanos Argentinos S.A.	Argentina	100%
Minera San Jorge S.A.	Argentina	100%
Agua Rica S.A.	Argentina	100%
Minera Agua Rica LLC	Delaware	100%
Copper Holdings International LLC	Delaware	100%

35

SCHEDULE "D"
OUTSTANDING CONVERTIBLE SECURITIES

1.

17,100,000 options to purchase Common Shares exercisable at prices ranging from $0.13 to $0.17 per share, with expiry dates ranging from July 30, 2004 to April 24, 2008.

2.

73,800,000 Common Share purchase warrants exercisable at prices ranging from $0.075 to $0.20 per share, with expiry dates ranging from December 31, 2003 to May 8, 2005.

3.

US$3 million convertible instrument, convertible into Common Shares at a rate of CAD$0.20 of principal amount per share until November 8, 2003, and at CAD$0.175 until May 8, 2004.

36

SCHEDULE "E"
FORM OF OPINION

[NTD: attach final form of opinion]

37

SCHEDULE "F"

FORM OF U.S. OPINION

May [29], 2003

To Each of the Parties Listed on Exhibit A Attached Hereto

Re:

Northern Orion Explorations Ltd.

Ladies and Gentlemen:

We have acted as United States counsel for Northern Orion Explorations Ltd. (the "Corporation"), in connection with the issuance and sale (the "Offering") by the Corporation of up to [842,992,624] special warrants of the Corporation (the "Special Warrants"), each special warrant exercisable to acquire, for no additional consideration, one common share of the Corporation and one-half of one common share purchase warrant of the Corporation.  We understand that a portion of the Special Warrants will be sold in the United States to accredited investors as defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the "Securities Act"), through Griffiths McBurney & Partners Corp. and BMO Nesbitt Burns Corp. (the "U.S. Selling Agents").  We are rendering this opinion pursuant to Section 5.1(f) of the Underwriting Agreement dated May [29], 2003 between the Corporation and the Underwriters named therein (the "Underwriting Agreement").  Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Underwriting Agreement.

As to matters of fact bearing upon the opinions set forth below, we have, with your consent, relied solely upon, and have not independently verified the accuracy of, the representations, warranties and other statements of all parties contained in the Underwriting Agreement.  We have also examined and relied upon representations made by the Corporation, the Underwriters and the purchasers of the Special Warrants (the "Purchasers"), as applicable, in (i) that certain special warrant indenture dated May [29], 2003 between the Corporation and Pacific Corporate Trust Company, (ii) that certain warrant indenture dated May [29], 2003 between the Corporation and Pacific Corporate Trust Company, (iii) the forms of U.S. and non-U.S. subscription agreements (the "Subscription Agreements"), (iv) the form of Special Warrant certificate and (v) the form of warrant certificate (together, the "Offering Materials").  In rendering such opinions, we have further relied upon the following assumptions, the accuracy of which we have not independently verified:

(a)

Each signature is genuine; each document submitted to us as an original is authentic; and each document submitted to us as a copy conforms to the original.

38

(a)

The Offering has been and will be completed in the manner described in the Offering Materials.

(b)

Each Purchaser that is a U.S. person or a person in the United States has executed and delivered a U.S. Subscription Agreement and each Purchaser outside the United States has executed and delivered a non-U.S. Subscription Agreement, each in the form provided to us.

(c)

No commission will be paid or given directly or indirectly for soliciting the conversion of Special Warrants into warrants and common shares.

(e)

Neither the Corporation nor anyone on behalf of the Corporation engaged in any general solicitation, general advertising or directed selling efforts in connection with the sale of the Special Warrants.

(f)

The Corporation will file a Form D with the United States Securities and Exchange Commission in proper form within 15 days of the Closing.

Based upon the examinations, assumptions, qualifications and exceptions stated herein, we are of the opinion that the Special Warrants may be offered and sold by the Corporation and the Underwriters, through the U.S. Selling Agents, in the United States in the manner contemplated by the Offering Materials without registration under the Securities Act.

The opinions expressed above are subject to the following exclusions and qualifications:

a.

We are qualified to practice law in the state of Washington and do not express any opinion in this letter concerning any laws other than Washington state law and the federal laws of the United States of America, and we express no opinion with respect to the laws, regulations or ordinances of any county, municipality, or governmental subdivision or agency of whatever description or character, or with respect to matters that may be affected by the laws of any other jurisdiction or that may be affected by pending or proposed legislation.

b.

Our opinion relates only to Section 5 of the Securities Act and we have not considered any other law in rendering such advice.  In particular, we express no opinion on compliance with state or federal requirements for the registration of broker-dealers or the effect that any non-compliance may have on the sale of the Special Warrants.  We further express no opinion concerning the availability of any exemption from registration under state securities or "blue sky" laws of any state.  We express no opinion as to compliance with the anti-fraud provisions of applicable securities laws.  We also offer no opinion as to the adequacy or accuracy of any information given, disclosed or made available to prospective purchasers in connection with the offer or sale by the Corporation of the Special Warrants.

39

c.

Our opinion is subject to the further limitation that offers or sales of securities (other than the Special Warrants) by or for the Corporation during the six-month period prior to or following the Closing may be integrated with the sale of the Special Warrants and render unavailable the exemption from registration relied upon by the Corporation in connection with the sale of the Special Warrants.  We therefore offer no opinion as to the effect any such offerings for a six-month period before or after the date hereof may have upon the availability of any exemptions relied upon by the Corporation in connection with the sale of the Special Warrants.

d.

We express no opinion with respect to any subsequent reoffer or resale of Special Warrants.

This opinion is rendered only to you and is solely for your benefit in connection with the above transaction.  This opinion may not be relied upon by or disclosed to any other person for any purpose without our prior written consent.

Very truly yours,

40

SCHEDULE "G"

ENCUMBRANCES

1.

Royalty and Net Proceeds Agreement dated February 4, 2000 made between Northern Orion Explorations Ltd. ("NNO") and Miramar Mining Corporation ("Miramar") as amended by Amendment #1 to Royalty and Net Proceeds Agreement dated February 5, 2001.

2.

Securities Pledge Agreement dated February 4, 2000 and Amendment No. 1 made as of March 16, 2001 by NNO of shares of Minera Mantua Inc. in favour of Miramar.

3.

Charge Over Shares made as of February 4, 2000 between Miramar, NNO, Northern Orion Holdings S.A. and Northern Orion Argentina Holdings S.A. and Amendment No. 1 thereto made as of March 16, 2001.

4.

Credit Agreement made as of April 22, 2003 between RAA Holdings S.A. ("RAA") and Endeavour Mining Capital Corp. ("Endeavour")

5.

Guarantee of NNO dated May 7, 2003 in favour of Endeavour.

6.

Subsidiary Guarantee, Pledge and Security Agreement between RAA Holdings S.A., Copper Holdings International, LLC, ("CHI") Minera Agua Rica, LLC and Endeavour dated May 8, 2003.

7.

Cash Collateral Agreement between RAA, NNO and Endeavour dated May 7, 2003.

8.

Loan Agreement dated May 8, 2003 between NNO, MAR, CHI and BHP Minerals International Exploration Inc. ("BMIEI").

9.

Promissory Note in the amount of US$9,000,000 dated May 8, 2003 issued by RAA Holdings S.A. in favour of BMIEI.

10.

Subsidiary Guarantee, Pledge and Security Agreement dated May 8, 2003 between RAA, CHI, MAR and BMIEI.

11.

NNO Guarantee dated May 8, 2003 between NNO and BMIEI.

12.

Mortgage over certain of MAR's mining concessions in favour of BMIEI.

INDENTURE AMENDMENT AGREEMENT

THIS AGREEMENT made as of June 20, 2003,

BETWEEN:

NORTHERN ORION RESOURCES INC. (formerly NORTHERN ORION EXPLORATIONS LTD.), Suite 250 - 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 (the "Company")

AND

GRIFFITHS McBURNEY & PARTNERS, 145 King Street West, Suite 1100, Toronto, Ontario, M5H 1J8 ("GMP")

AND

BMO NESBITT BURNS INC., 1 First Canadian Place, 4th Floor, Toronto, Ontario, M5X 1H3 ("BMO")

AND

PACIFIC CORPORATE TRUST COMPANY, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 (the "Trustee")

WHEREAS:

A.

each of the Company, GMP, BMO and the Trustee are parties to a special warrant indenture dated May 29, 2003 relating to an offering of Special Warrants of the Company (the "Special Warrant Indenture");

B.

all capitalized terms used in this agreement have the meanings ascribed to them in the Special Warrant Indenture;

C.

the Company proposes to issue Special Warrants to Endeavour Mining Capital Corp. ("Endeavour Mining") as part of the Offering;

D.

the Company and Endeavour Mining have agreed that certain terms of the Special Warrant Indenture relating to the holding in escrow by the Trustee of the proceeds of the sale of the Special Warrants and the refunding to purchasers of the Refund Amount shall not apply to the Special Warrants purchased by Endeavour Mining; and

E.

Endeavour Mining has irrevocably agreed that it will exercise the Special Warrants that it will be acquiring under the terms of this Indenture Amendment Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.

The terms of the Special Warrant Indenture and the Special Warrant Certificate issued thereunder providing that the Trustee will hold the proceeds of the sale of the Special Warrants in escrow and respecting the refund to purchasers of the Refund Amount in certain circumstances shall not apply to the Special Warrants purchased by Endeavour Mining, including without limitation sections 2.2(3), 2.2(4), 5.2 and 14.3(3) and the whole of Article 13 of the Special Warrant Indenture.  The proceeds of the sale of the Special Warrants to Endeavour Mining shall be paid to the Company and will not form part of the Escrowed Proceeds.

2.

All Special Warrants held by Endeavour Mining shall be exercised or deemed exercised by Endeavour Mining prior to the Expiry Time including those circumstances where the Release Conditions are not satisfied by the Release Deadline, or in the event of a Default.

3.

In the event that prior to the Expiry Time, the holder has not exercised the Special Warrants issued pursuant to this Indenture Amendment Agreement, then all Special Warrants held by the holder shall be deemed to have been exercised into Units immediately prior to the Expiry Time without any further action on the part of the holder.

4.

The form of Special Warrant Certificate issued to Endeavour Mining in respect of its purchase of Special Warrants shall be in the form attached hereto as Schedule "A".

5.

This Indenture Amendment Agreement is applicable only to those Special Warrants originally issued to Endeavour Mining and does not effect, change or otherwise alter the terms of the Special Warrants previously issued pursuant to the Special Warrant Indenture or the Special Warrants being issued this date or hereafter to other purchasers.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NORTHERN ORION RESOURCES INC.

Per: (signed) "David Cohen"_________

GRIFFITHS McBURNEY & PARTNERS

Per: (signed) " Joanne Stansfield_________

BMO NESBITT BURNS INC.

Per: (signed) "Egizio Bianchini"______

PACIFIC CORPORATE TRUST COMPANY

Per: (signed) "Norman Hamade"_____

Per: (signed) "Marc Castonguay"

SCHEDULE "A"

FORM OF SPECIAL WARRANT CERTIFICATE TO BE ISSUED TO

ENDEAVOUR MINING CAPITAL CORP.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SPECIAL WARRANTS].

SPECIAL WARRANT CERTIFICATE
NORTHERN ORION RESOURCES INC.

(Incorporated under the laws of British Columbia)

CUSIP 66557D117

No. ●

●

SPECIAL WARRANTS entitling the Holder to acquire, subject to adjustment, one Unit of Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd.) Ltd. for each Special Warrant represented hereby

THIS CERTIFICATE IS TO CERTIFY that for value received ●

(herein referred to as the "Holder") is the registered holder of the number of Special Warrants of Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd.) (the "Company") stated above and is entitled to acquire for each Special Warrant represented hereby (without payment of any additional consideration) one Unit of the Company consisting of one common share in the capital of the Company (a "Common Share") and one half of one share purchase warrant, where each whole warrant (a "Warrant") entitles the Holder to acquire an additional Common Share at a price of $0.20 per Common Share until May 29, 2008, all in the manner and subject to the restrictions and adjustments set forth in the Special Warrant Indenture (as hereinafter defined), at any time during the Exercise Period (as herein defined).  Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Special Warrant Indenture.

The "Exercise Period" shall be the period commencing on the first Business Day following the date on which the Shareholder Approval has been received by the Company and expiring at the Expiry Time.

The "Expiry Time" shall be 5:00 p.m. (Toronto time) on the Expiry Date.

The "Expiry Date" shall be the earlier of:

(a)

the later of:

(i)

the Business Day following the satisfaction of the Release Conditions; and

(ii)

the third Business Day following the Qualification Date; and

(b)

four months and a day after the Closing Date.

The Special Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an indenture dated as of May 29, 2003 among the Company, GMP and the Trustee as amended June 20, 2003 (which indenture and amendments thereto together with all other instruments ancillary thereto is referred to herein as the "Special Warrant Indenture").  Reference is hereby made to the Special Warrant Indenture for a full description of the rights of the holders of the Special Warrants, the Company and the Trustee in respect thereof, and the terms and conditions upon which the Special Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Special Warrant Indenture were herein set forth.  By acceptance of this Certificate, the Holder assents to all provisions of the Special Warrant Indenture.  To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Special Warrant Indenture, the Special Warrant Indenture shall prevail.  The Company will furnish to the holder of this Certificate, upon request and without charge, a copy of the Special Warrant Indenture.

The Company shall use its reasonable best efforts to file the Prospectus (to qualify the distribution of the Underlying Securities upon exercise or deemed exercise of the Special Warrants in the Qualifying Jurisdictions) and to obtain the Final Receipt within 90 days after the Closing Date.

In the event that prior to the Expiry Time the Holder has not exercised the Special Warrants represented hereby, then all of the Special Warrants represented by this Certificate shall be deemed to have been exercised into Units immediately prior to the Expiry Time without any further action on the part of the Holder.

The Holder irrevocably agrees to exercise the Special Warrants represented by this Certificate, including in those circumstances where the Release Conditions are not satisfied by the Release Deadline or in the event of a Default.

Upon exercise or deemed exercise, the Special Warrants so exercised shall be void and of no value or effect.

Certificates representing the Common Shares and Warrants issued upon exercise or deemed exercise of the Special Warrants (reflecting any adjustments as provided herein and in the Special Warrant Indenture) shall, within three (3) Business Days after the Exercise Date, be mailed by the Company to the address of the Holder thereof last appearing on the register of Holders maintained by the Trustee.  The Warrants shall be issued pursuant to the terms of a Warrant Indenture.

Except in the circumstances provided in subsection 3.2(3) of the Special Warrant Indenture, the right to acquire Units may only be exercised by the Holder within the time set forth above by:

(a)

duly completing and executing the Exercise Form attached hereto; and

(b)

surrendering this Special Warrant Certificate to the Trustee at the principal transfer office of the Trustee in the City of Vancouver, British Columbia.

If the Special Warrants represented by this Certificate are exercised by the Holder prior to the Expiry Time, the Common Shares and Warrants making up the Units issued upon exercise of the Special Warrants and the Common Shares issuable upon exercise of the Warrants shall be subject to hold periods under applicable securities legislation and the certificates representing such securities shall be endorsed with legends to that effect.

The Special Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the offices referred to above.

Upon surrender of these Special Warrants, the person or persons in whose name or names the Units issuable upon exercise of the Special Warrants are to be issued shall be deemed for all purposes (except as provided in the Special Warrant Indenture) to be the holder or holders of record of such Units and the Company has covenanted that it will (subject to the provisions of the Special Warrant Indenture) cause a certificate or certificates representing the Units to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within three (3) Business Days.

The Special Warrant Indenture provides for adjustments to certain rights of holders including the number of common shares issuable upon exercise or deemed exercise of the Special Warrants upon subdivision, consolidation or reclassification of the Common Shares or any reclassification, capital reorganization, amalgamation or merger of the Company and certain distributions of securities, including rights, options or warrants to purchase Common Shares or securities convertible or exchangeable into Common Shares or assets of the Company.  The Holder should refer to the Special Warrant Indenture which provides for adjustments in certain other events.\

The terms and conditions relating to the Special Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Special Warrant Indenture.  The Special Warrant Indenture contains provisions making binding upon all Holders of Special Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants.

The holding of the Special Warrants evidenced by this Certificate shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the Company except such rights as may be provided in the Special Warrant Indenture or in this Certificate.

At any time prior to the Expiry Time, the Holder of this Certificate may, upon compliance with the reasonable requirements of the Trustee and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Units as are issuable under this Certificate.

The Special Warrants evidenced by this Certificate may only be transferred upon due execution and delivery to the Trustee of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Special Warrant Indenture and compliance with such other reasonable requirements as the Trustee may prescribe.

The Special Warrants represented hereby and securities which may be acquired hereunder have not been registered under the U.S. Securities Act and may not be transferred to or exercised by a person that is, or is acting on behalf of, any U.S. Person or person within the United States (collectively, a "U.S. Holder") unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act.  The Holder agrees to inform the Company promptly if he is or becomes a U.S. Holder.  In the event of a deemed exercise of the Special Warrants, unless the Holder has previously informed the Company that he is a U.S. Holder, the Holder shall be deemed to have represented and warranted to the Company as of the date of such exercise that he is not a U.S. Holder.

This Special Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Trustee under the Special Warrant Indenture.

The registered holder of this Special Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Special Warrant Certificate evidencing the Warrants registered in his name and all documents relating to such Special Warrants. Le detenteur inscrit du present certificat de bons de souscription reconnait expressement avoir demande et consenti que le present certificat attestant qu'il est le detenteur inscrit de bons de souscription, ainsi que tous les documents s'y rapportant, soient rediges en anglais seulement.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be signed as of the _____ day of ________, 2003.

NORTHERN ORION RESOURCES INC.

By: ____________________________________

Name:
Title:

This Special Warrant Certificate is one of the Special Warrant Certificates referred to in the Special Warrant Indenture.

PACIFIC CORPORATE TRUST COMPANY
Trustee, Vancouver

By: ____________________________________

Authorized Officer

EXERCISE FORM

To:

NORTHERN ORION RESOURCES INC.

And To:

PACIFIC CORPORATE TRUST COMPANY

(a)

The undersigned Holder of the Special Warrants evidenced by the within Certificate hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below and that number of Warrants which is 50% of such number of Common Shares, such Common Shares and Warrants being issuable upon exercise of such Special Warrants pursuant to the terms specified in the said Special Warrants and the Special Warrant Indenture.

(b)

The undersigned hereby acknowledges that he is aware that if the said right is being exercised before [the date which is four months and a day after the date of issuance of his Special Warrants], the Common Shares and Warrants received on exercise may be subject to restrictions on resale under applicable securities legislation.

(c)

In connection with this subscription: (check one)

 [  ] The undersigned hereby certifies that (i) he is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933), (ii) at the time of exercise he is not within the United States, and (iii) he is not exercising any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or Person within the United States; OR

[  ]  The undersigned is delivering a written opinion of U.S. Counsel to the effect that the Special Warrants and the Common Shares and Warrants to be delivered upon exercise hereof have been registered under the United States Securities Act of 1933 or are exempt from registration thereunder; OR

[  ]  The undersigned hereby certifies as follows:

(i)

the undersigned is a Person within the United States at the time of exercise and is an "accredited investor'' as defined in Rule 501(a) under the United States Securities Act of 1933;

(ii)

the undersigned acknowledges that he is acquiring the Common Shares and Warrants for his own account for investment purposes only, and not with a view to any resale, distribution or other disposition in violation of the United States Securities Act of 1933 or applicable state securities laws;

(iii)

the undersigned has been provided the opportunity to ask questions and solicit information concerning the business and financial condition of the Company, has utilized such access to his full satisfaction and has received from the Company all information he has requested; and

(iv)

the undersigned has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the Common Shares.

(d)

The undersigned hereby irrevocably directs that the Common Shares and Warrants be issued and delivered as follows:

Name(s) in full	Address(es) (include Postal Code)	Number(s) of Common Shares	Number of Warrants 50% of the number of Common Shares

TOTAL

(Please print full name in which certificate(s) are to be issued. If any of the Common Shares and Warrants are to be issued to a Person or Persons other than the Holder, the Holder must pay to the Trustee all requisite taxes or other government charges.)

Dated this _______ day of ________________________, ____________.

____________________________________                                                ____________________________________
Signature Guaranteed                                                                                 Signature of Registered Holder

____________________________________

Name of Registered Holder

 [  ]  Please check box if certificates representing these Common Shares and Warrants are to be delivered at the office of the Trustee where this Special Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address(es) set forth in (d) above.

Instructions:

The registered holder may exercise his right to receive Common Shares and Warrants by completing this form and surrendering this form and the Special Warrant Certificate representing the Special Warrants being exercised to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C., V6C 3B8.  Certificates for Common Shares and Warrants shall be delivered or mailed within three (3) Business Days after the exercise of the Special Warrants.

If the Exercise Form indicates that Common Shares and Warrants are to be issued to a person or persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Schedule "A" major chartered bank/trust company, or a member of an acceptable medallion guarantee program.  The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".  Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program.  In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company.

If the registered holder exercises his right to receive Common Shares and Warrants prior to the Expiry Date, the Common Shares and Warrants may be subject to a hold period and may be issued with a legend reflecting such hold period.

TRANSFER FORM

ANY TRANSFER OF SPECIAL WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To:

NORTHERN ORION RESOURCES INC.

And To:

PACIFIC CORPORATE TRUST COMPANY

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to ______________________________________, ________ Special Warrants represented by this Special Warrant Certificate and does hereby irrevocably appoint__________________________ _________________________as its attorney with full power of substitution to transfer the said Special Warrants on the appropriate register of the Trustee.

DATED this ______ day of __________________________, ____________.

 __________________________                                                 __________________________
Signature Guaranteed                                                               Signature of Registered Holder

________________________________

Name of Registered Holder

(The following to be completed by the transferee)

In connection with this transfer the undersigned transferee hereby certifies that (i) he is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933), (ii) at the time of transfer he is not within the United States, and (iii) he is not acquiring any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or Person within the United States.

__________________________                                                                __________________________
Signature Guaranteed                                                                             Signature of Transferee

__________________________                                                                __________________________
Date                                                                                                            Name of Transferee (Please Print)

Instructions:

Signature of the Holder must be the signature of the registered holder appearing on the face of this Special Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule "A" major chartered bank/ trust company or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

Special Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Special Warrant Indenture.  The transfer of Special Warrants may result in the Common Shares and Warrants received upon the exercise of the Special Warrants not being freely tradable in the jurisdiction of the purchaser.

ELECTION FORM

To:

Pacific Corporate Trust Company

10th Floor - 625 Howe Street

Vancouver, BC  V6C 3B8

The undersigned hereby elects to exercise ____________ Special Warrants represented by the within Special Warrant Certificate and encloses a duly completed and executed Exercise Form.

DATED this _______

 day of ___________

, 2003.

______________________________________________

Signature of Registered Special Warrantholder

______________________________________________

Name of Registered Special Warrantholder

______________________________________________

Address of Registered Special Warrantholder

NORTHERN ORION EXPLORATIONS LTD.

and

GRIFFITHS McBURNEY & PARTNERS

and

BMO NESBITT BURNS INC.

and

PACIFIC CORPORATE TRUST COMPANY

SPECIAL WARRANT INDENTURE

Stikeman Elliott LLP

Dated as of May 29, 2003

Page

ARTICLE 1 INTERPRETATION 2

1.1 DEFINITIONS 2
1.2 MEANING OF "OUTSTANDING" FOR CERTAIN PURPOSES 8
1.3 GENDER AND NUMBER 8
1.4 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC. 9
1.5 APPLICABLE LAW 9
1.6 LANGUAGE CLAUSE 9
1.7 STATUTORY REFERENCES 9
1.8 DAY NOT A BUSINESS DAY 9
1.9 TIME OF THE ESSENCE 9
1.10 CURRENCY 9
1.11 SCHEDULES 9

ARTICLE 2 ISSUE OF SPECIAL WARRANTS 10

2.1 ISSUE OF SPECIAL WARRANTS 10
2.2 TERMS OF SPECIAL WARRANTS 10
2.3 SPECIAL WARRANT CERTIFICATES 11
2.4 SIGNING OF SPECIAL WARRANT CERTIFICATES 11
2.5 CERTIFICATION BY THE TRUSTEE 11
2.6 HOLDER NOT A SHAREHOLDER 12
2.7 ISSUE IN SUBSTITUTION FOR LOST SPECIAL WARRANT CERTIFICATE 12
2.8 REGISTER FOR SPECIAL WARRANTS 13
2.9 TRANSFER OF SPECIAL WARRANTS 13
2.10 TRANSFEREE ENTITLED TO REGISTRATION 13
2.11 REGISTERS OPEN FOR INSPECTION 14
2.12 OWNERSHIP OF SPECIAL WARRANTS 14
2.13 EXCHANGE OF SPECIAL WARRANT CERTIFICATES 14
2.14 ISSUE OF GLOBAL CERTIFICATES 15

ARTICLE 3 EXERCISE OF SPECIAL WARRANTS 17

3.1 RIGHTS OF EXERCISE OF SPECIAL WARRANTS 17
3.2 METHOD OF EXERCISE OF SPECIAL WARRANTS 17
3.3 EFFECT OF EXERCISE OF SPECIAL WARRANTS 20
3.4 PARTIAL EXERCISE OF SPECIAL WARRANTS 21
3.5 CANCELLATION OF SPECIAL WARRANTS 21
3.6 SPECIAL WARRANTS VOID AFTER THE EXPIRY TIME 22
3.7 ACCOUNTING AND RECORDING 22
3.8 SECURITIES RESTRICTIONS 22

ARTICLE 4 ADJUSTMENT OF NUMBER OF COMMON SHARES 22

4.1 ADJUSTMENT UPON COMMON SHARE REORGANIZATION OR CAPITAL REORGANIZATION 22
4.2 ADJUSTMENT UPON RIGHTS OFFERING 24
4.3 ENTITLEMENT TO SHARES AND OTHER SECURITIES ON EXERCISE OF SPECIAL WARRANTS 27
4.4 NO ADJUSTMENT FOR STOCK OPTIONS, ETC. 27
4.5 DETERMINATION BY COMPANY'S AUDITORS 27
4.6 PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT 27
4.7 ACTION REQUIRING ADJUSTMENT 27
4.8 CERTIFICATE OF ADJUSTMENT 28
4.9 NOTICE OF SPECIAL MATTERS 28
4.10 NO ACTION AFTER NOTICE 28
4.11 PROTECTION OF TRUSTEE 28
4.12 ADJUSTMENTS CUMULATIVE 29

ii

ARTICLE 5 PURCHASES BY THE COMPANY 29
5.1 OPTIONAL PURCHASE BY THE COMPANY 29
5.2 MANDATORY REFUND BY THE COMPANY 29
ARTICLE 6 COVENANTS OF THE COMPANY 29
6.1 ISSUANCE OF UNITS 29
6.2 NO AMENDMENT TO COMMON SHARES 29
6.3 PROSPECTUS CLEARANCE 30
6.4 TO MAINTAIN CORPORATE EXISTENCE 30
6.5 TO MAINTAIN LISTING 30
6.6 NOTICE OF COMPLETION OF ACQUISITION 30
6.7 TO PAY TRUSTEE REMUNERATION AND EXPENSES 30
6.8 FINANCIAL STATEMENTS 30
6.9 TO PERFORM COVENANTS 31
6.10 TRUSTEE MAY PERFORM COVENANTS 31
6.11 CERTIFICATES OF NO DEFAULT 31
6.12 REPORTING ISSUER STATUS 31
6.13 SOLICITATION OF SPECIAL WARRANT EXERCISE 31
6.14 CONTRACTUAL RIGHT OF ACTION FOR RESCISSION 31
ARTICLE 7 ENFORCEMENT 32
7.1 SUITS BY HOLDERS OF SPECIAL WARRANTS 32
7.2 IMMUNITY OF SHAREHOLDERS, ETC 32
7.3 LIMITATION OF LIABILITY 32
7.4 WAIVER OF DEFAULT 33
ARTICLE 8 SUCCESSOR CORPORATIONS 33
8.1 CERTAIN REQUIREMENTS 33
8.2 VESTING OF POWERS IN SUCCESSOR 33
ARTICLE 9 MEETINGS OF HOLDERS OF SPECIAL WARRANTS 34
9.1 RIGHT TO CONVENE MEETING 34
9.2 NOTICE OF MEETINGS 34
9.3 CHAIRMAN 34
9.4 QUORUM 34
9.5 POWER TO ADJOURN 35
9.6 SHOW OF HANDS 35
9.7 POLL 35
9.8 VOTING 35
9.9 REGULATIONS 35
9.10 COMPANY AND TRUSTEE MAY BE REPRESENTED 36
9.11 POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION 36
9.12 MEANING OF "EXTRAORDINARY RESOLUTION" 37
9.13 POWERS CUMULATIVE 38
9.14 MINUTES 38
9.15 INSTRUMENTS IN WRITING 38
9.16 BINDING EFFECT OF RESOLUTIONS 38
ARTICLE 10 NOTICES 39
10.1 NOTICE TO THE COMPANY, THE UNDERWRITERS AND THE TRUSTEE 39
10.2 NOTICE TO HOLDERS OF SPECIAL WARRANTS 40
10.3 MAIL SERVICE INFORMATION 40
ARTICLE 11 CONCERNING THE TRUSTEE 41
11.1 TRUST INDENTURE LEGISLATION 41
11.2 NO CONFLICT OF INTEREST 41
11.3 REPLACEMENT OF TRUSTEE 41
11.4 EVIDENCE, EXPERTS AND ADVISERS 42

iii

THIS INDENTURE made as of May 29, 2003,

BETWEEN:

NORTHERN ORION EXPLORATIONS LTD., a company incorporated under the laws of British Columbia and having a head office at Suite 250 - 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 (the "Company")

AND

GRIFFTHS McBURNEY & PARTNERS, 145 King Street West,
Suite 1100, Toronto, Ontario, M5H 1J8 ("GMP")

AND

BMO NESBITT BURNS INC., 1 First Canadian Place, 4th Floor, Toronto, Ontario, M5X 1H3 ("BMO")

AND

PACIFIC CORPORATE TRUST COMPANY, having an office at 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 (the "Trustee")

WHEREAS:

A.

all capitalized terms used in these recitals have the meanings ascribed to them in section  below;

B.

the Company proposes to issue up to 842,992,624 Special Warrants;

C.

each Special Warrant shall entitle the Holder thereof to acquire, for no additional consideration, one Unit, each Unit consisting of one Common Share and one half of one Warrant upon the terms and conditions herein set forth;

D.

if the Final Receipt is not obtained by the Company prior to the Qualification Deadline, each Special Warrant shall thereafter be exercisable into 1.1 Common Shares and 0.55 of one Warrant without payment of additional consideration;

E.

the Company is duly authorized to create and issue the Special Warrants to be issued as herein provided;

F.

the net proceeds of the sale of Special Warrants are to be used to fund the cash portion of the Acquisition and, pursuant to the Underwriting Agreement, such proceeds are to be held in escrow by the Trustee until closing of the Acquisition as herein provided;

G.

all things necessary have been done and performed to make the Special Warrants, when issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

H.

the Trustee has agreed to act as the trustee of the Special Warrants on behalf of the Holders and to act as the escrow agent on behalf of the Holders and the Company in respect of the Escrowed Proceeds on the terms and conditions herein set forth;

I.

the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1

DEFINITIONS

In this Indenture, including the recitals and schedules hereto, the following words and phrases shall have the following meanings:

(a)

"Acquisition" means the acquisition by the Company with Wheaton River Minerals Ltd. of a 25% indirect interest in the Bajo de la Alumbrera gold/copper mine in Argentina from Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton, for a purchase price of US$180 million;

(b)

"Beneficial Owner" means a person that has a beneficial interest in a Special Warrant that is represented by a Global Certificate;

(c)

"BMO" means BMO Nesbitt Burns Inc.;

(d)

"Business Day" means any day (other than a Saturday, Sunday or statutory holiday) on which the principal transfer office of the Trustee in Vancouver, British Columbia is open for business;

(e)

"Closing Date" means May 29, 2003 or such other date or dates as may be agreed to by the Company and the Underwriters;

(f)

"Common Shares" means the common shares in the capital of the Company as such common shares are presently constituted;

(g)

"Company" means Northern Orion Explorations Ltd. and includes any Successor Corporation to or of Northern Orion Explorations Ltd. which has complied with the provisions of ;

(h)

"Company's Auditors" means an independent firm of chartered accountants duly appointed as auditors of the Company;

(i)

"Consolidation" means the consolidation of all of the Company's issued Common Shares on a one (1) for ten (10) basis pursuant to the Shareholder Approval;

(j)

"Convertible Security" means a security of the Company (other than the Special Warrants and the Warrants) or of any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

(k)

"Counsel" means a barrister or solicitor or firm of barristers or solicitors retained by the Trustee or retained or employed by the Company and acceptable to the Trustee, acting reasonably;

(l)

"Current Market Price" at any date, means the weighted average price per Common Share at which the Common Shares have traded:

(i)

on the TSX;

(ii)

if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Directors and approved by the Trustee; or

(iii)

if the Common Shares are not listed on any stock exchange, on any over-the-counter market as may be selected for this purpose by the Directors and approved by the Trustee;

during the last twenty (20) trading days ending the fifth trading day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares traded on the exchange or market, as the case may be, during such twenty (20) consecutive trading days by the aggregate number of Common Shares sold;

(m)

"Default" means the failure of the Company to satisfy the Release Conditions prior to the Release Deadline;

(n)

"Default Deadline" means 5:00 p.m. (Toronto time) on the third Business Day following the date of the Default;

(o)

"Default Notice" means the notice to be provided to the Trustee, the Underwriters and each Holder by the Company forthwith following a Default pursuant to subsection ;

(p)

"Depository" means The Canadian Depository for Securities Limited ("CDS"), or its successor or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Company, with the consent of the Trustee and GMP, acting reasonably, may designate;

(q)

"Director" means a director of the Company and "Directors" or "Board of Directors" means the board of directors of the Company or, whenever duly empowered, a committee of the board of directors of the Company, and reference to "action by the directors" means action by the directors of the Company as a board or action by a committee as a committee;

(r)

"dividends" means dividends or distributions (payable in cash or in securities, property or assets of equivalent value) declared payable on the Common Shares;

(s)

"dividends paid in the ordinary course" means such dividends declared payable on the Common Shares in any fiscal year of the Company to the extent that such dividends or distributions do not exceed in the aggregate, the greater of:

(i)

50% of the retained earnings of the Company as at the end of its immediately preceding fiscal year; and

(ii)

100% of the aggregate consolidated net income of the Company determined before computation of extraordinary or unusual items, for its immediately preceding fiscal year,

and for such purposes the amount of any dividends paid in other than cash or shares shall be the fair market value of such dividends as determined by the Directors;

(t)

"Escrowed Proceeds" has the meaning ascribed thereto in subsection ;

(u)

"Exercise Period" means the period commencing on the first Business Day following the date on which the Shareholder Approval has been received by the Company and expiring at the Expiry Time;

(v)

"Exercise Date" means with respect to any Special Warrant, the date on which the Special Warrant Certificate representing such Special Warrant is surrendered for exercise in accordance with the provisions of  hereof, including the date upon which Special Warrants are deemed to be exercised pursuant to subsection 3.2(3);

(w)

"Exercise Form" has the meaning ascribed thereto in subsection ;

(x)

"Expiry Date" has the meaning ascribed thereto in subsection ;

(y)

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

(z)

"Extraordinary Resolution" has the meaning ascribed thereto in sections  and 9.15;

(aa)

"Final Receipt" means a receipt for the Prospectus from the Regulatory Authorities and, if the Regulatory Authorities do not issue receipts on the same day, means the receipt issued by the last of the Regulatory Authorities;

(bb)

"Fiscal Advisory Fee" means that amount equal to 1% of the Company's portion of the price paid in connection with the Acquisition as determined in accordance with the engagement letter dated April 9, 2003 between the Company and GMP;

(cc)

"Global Certificate" means a Special Warrant Certificate that is registered in the name of the Depository, or its nominee, pursuant to section  for the purpose of being held by or on behalf of the Depository as custodian for Participants;

(dd)

"GMP" means Griffiths McBurney & Partners;

(ee)

"Holder" means a person for the time being who is the registered holder of a Special Warrant;

(ff)

"Holders' Request" means an instrument signed in one or more counterparts by Holders entitled to acquire in the aggregate not less than 20% of the aggregate number of Units which could be acquired pursuant to the exercise of all Special Warrants then unexercised and outstanding, requesting the Trustee to take some action or proceeding specified therein;

(gg)

"Indenture" or "this Indenture" and "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this instrument and not to any particular Article, section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

(hh)

"Indenture Legislation" has the meaning ascribed thereto in subsection ;

(ii)

"Offering" means the offering of Special Warrants pursuant to the Underwriting Agreement, this Indenture and applicable subscription agreements between the Company and the Subscribers, respectively;

(jj)

"Officers' Certificate" means a certificate signed by any one or more of the President, Secretary and any Director of the Company;

(kk)

"Participant" means a person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

(ll)

"Person" includes any individual, corporation, company, partnership, association, joint venture, trust, unincorporated association, government or governmental authority;

(mm)

"Prospectus" means the final prospectus of the Company to be filed with each of the Regulatory Authorities to qualify the distribution of the Underlying Securities upon exercise or deemed exercise of the Special Warrants;

(nn)

"Qualification Date" means the date on which the Final Receipt is received by the Company;

(oo)

"Qualification Deadline" means 5:00 p.m. (Toronto time) on that day which is 90 days following the Closing Date;

(pp)

"Qualifying Jurisdiction" means each of the provinces of Canada in which Subscribers are resident;

(qq)

"Refund Amount" means $0.13 per Special Warrant plus a pro rata share of any accrued interest on the Escrowed Proceeds;

(rr)

"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

(ss)

"Regulatory Authorities" means the securities commission or similar securities regulatory authority in each of the Qualifying Jurisdictions;

(tt)

"Release Certificate" means the certificate executed by the Company, GMP and BMO in the form attached as Schedule "B" hereto and addressed to the Trustee confirming that the Release Conditions have been satisfied;

(uu)

"Release Conditions" has the meaning ascribed thereto in subsection ;

(vv)

"Release Deadline" means the earlier of (i) July 31, 2003; and (ii) any day prior to this date on which the Company publicly announces the termination of the Acquisition, or such other date as the Holders shall determine in accordance with the terms of this Indenture;

(ww)

"Securities Laws" means, as applicable, the securities laws, regulations, rules, rulings and orders in the United States and each of the states of the United States and each of the provinces and territories of Canada, the applicable policy statements issued by the securities regulators in the United States and each of the states of the United States and each of the provinces and territories of Canada, and the rules of the TSX;

(xx)

"Shareholder Approval" means the approval by a special resolution of the shareholders of the Company at the Shareholders' Meeting of proposed amendments to the memorandum of the Company to increase the number of authorized Common Shares to a number sufficient to permit the issuance of the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants and the Warrants, if any, and to approve the issuance of such Common Shares as required by the TSX;

(yy)

"Shareholders' Meeting" means the general and extraordinary meeting of the shareholders of the Company to be held on June 16, 2003 and any adjournment thereof;

(zz)

"Special Warrant Certificate" means a certificate in substantially the form set out in Schedule "A" hereto, issued and certified hereunder to evidence one or more Special Warrants;

(aaa)

"Special Warrants" means the special warrants of the Company issued and certified hereunder and for the time being outstanding entitling registered holders thereof to acquire, for no additional consideration, Units in accordance with the terms hereof;

(bbb)

"Subscribers" means, collectively, all of the Persons who have subscribed for Special Warrants and "Subscriber" means any one of them;

(ccc)

"Subsidiary" means any corporation of which more than 50% of the votes attached to the outstanding voting shares are owned by or for the Company or by or for any corporation in like relation to the Company and includes any corporation in like relation to a Subsidiary;

(ddd)

"Successor Corporation" has the meaning ascribed thereto in section ;

(eee)

"Trustee" means Pacific Corporate Trust Company or its successor or successors for the time being as trustee hereunder, at its principal office in the City of Vancouver, British Columbia;

(fff)

"TSX" means the Toronto Stock Exchange;

(ggg)

"Underlying Securities" means the Common Shares and Warrants underlying the Special Warrants;

(hhh)

"Underwriters" means, collectively, GMP, BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Pacific International Securities Inc., Yorkton Securities Inc., Salman Partners and McFarlane Gordon Inc. and their lawful successors from time to time;

(iii)

"Underwriters' Fee" means that amount equal to 5% of the gross proceeds of the Offering, being $0.0065 per Special Warrant;

(jjj)

"Underwriting Agreement" means the underwriting agreement between the Underwriters and the Company dated May 29, 2003 in respect of the offering and sale of the Special Warrants;

(kkk)

"Unit" means one Common Share and one half of one Warrant;

(lll)

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(mmm)

"U.S. Person" has the meaning ascribed in Rule 902(k) of Regulation S;

(nnn)

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(ooo)

"Warrants" means the common share purchase warrants of the Company, each whole Warrant entitling the holder to acquire one Common Share at a price of $0.20 until May 29, 2008;

(ppp)

"Warrant Agency" means the principal transfer office of the Trustee in the City of Vancouver, British Columbia and such other locations as the Company may designate with the approval of the Trustee;

(qqq)

"Warrant Indenture" means the warrant indenture dated as of May 29, 2003 between the Company and Pacific Corporate Trust Company, as trustee, in respect of the Warrants; and

(rrr)

"written order of the Company", "written request of the Company", "written consent of the Company" and "certificate of the Company" mean respectively a written order, request, consent and certificate signed in the name of the Company by any one or more of the President, Secretary and any Director of the Company and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by the Company is a document signed on behalf of the Company by any one or more of such officers.

1.2

MEANING OF "OUTSTANDING" FOR CERTAIN PURPOSES

Except as provided in subsection  and section , every Special Warrant Certificate countersigned and delivered by the Trustee under this Indenture shall be deemed to be outstanding until it has been surrendered to the Trustee pursuant to this Indenture, provided however that:

(a)

a Special Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged, as the case may be, part of the Special Warrants;

(b)

where a Special Warrant Certificate has been issued in substitution for a Special Warrant Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Special Warrants outstanding; and

(c)

for the purpose of any provision of this Indenture entitling holders of outstanding Special Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Special Warrants owned legally or beneficially by the Company or any Subsidiary shall be disregarded, except that:

(i)

for the purpose of determining whether the Trustee will be protected in relying on any vote, consent, request or other instrument or other action, only the Special Warrants of which the Trustee has notice that they are so owned shall be so disregarded; and

(ii)

Special Warrants so owned that have been pledged in good faith other than to the Company or any Subsidiary shall not be so disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right to vote the Special Warrants in the pledgee's discretion free from the control of the Company or any Subsidiary pursuant to the terms of the pledge.

1.3

GENDER AND NUMBER

Words importing the singular number only include the plural and vice versa and words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa.

1.4

INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

The division of this Indenture into Articles, sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.5

APPLICABLE LAW

This Indenture, the Special Warrants and the Special Warrant Certificates shall be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

1.6

LANGUAGE CLAUSE

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up in English.

1.7

STATUTORY REFERENCES

References in this Indenture to any statute shall be deemed to be a reference to that statute including any regulations made under that statute, as amended, re-enacted or replaced from time to time.

1.8

DAY NOT A BUSINESS DAY

Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Special Warrant Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day.

1.9

TIME OF THE ESSENCE

Time shall be of the essence of this Indenture, the Special Warrants and the Special Warrant Certificates.

1.10

CURRENCY

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.11

SCHEDULES

Schedules "A", "B" and "C" to this Indenture are incorporated into this Indenture by reference.

ARTICLE 2
ISSUE OF SPECIAL WARRANTS

2.1

ISSUE OF SPECIAL WARRANTS

(1)

The Company hereby creates and authorizes the issue of Special Warrants, with the aggregate number of Special Warrants to be issued not to exceed 842,992,624 Special Warrants.  The issue price per Special Warrant is hereby authorized at $0.13.

(2)

Certificates for Special Warrants issued pursuant to subsection  shall be executed by the Company and certified by or on behalf of the Trustee.

2.2

TERMS OF SPECIAL WARRANTS

(1)

Each Special Warrant shall entitle the Holder thereof, upon exercise of the Special Warrant, to one Unit (subject to adjustment in accordance with subsection  or  hereof) at any time during the Exercise Period, without payment of any further consideration.  Immediately prior to the Expiry Time, the Special Warrants shall be deemed to be exercised with no further action taken by the Holders thereof, subject to the provisions hereof, without payment of any further consideration.

(2)

If the Final Receipt is not obtained by the Company prior to the Qualification Deadline, each Special Warrant shall thereafter be exercisable into 1.1 Common Shares (instead of one Common Share) and 0.55 of one Warrant (instead of 0.5 of one Warrant) without payment of additional consideration.

(3)

If the Release Conditions have not been satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to each Holder, the Trustee and the Underwriters.  Such notice shall provide that each Holder may elect to exercise all of such Holder's Special Warrants by completing the election form attached to his Special Warrant Certificate and delivering it to the Trustee prior to the Default Deadline.  For those Holders who have not delivered such election form prior to the Default Deadline, the Trustee shall return to each such Holder his respective Refund Amount.  Each Holder's Refund Amount shall be paid to such Holder within three (3) Business Days following the Default Deadline.

(4)

If the Shareholder Approval is not obtained at the Shareholder's Meeting, the Company shall, within five (5) days after the Shareholders' Meeting, pay to each Subscriber his respective Refund Amount.

(5)

The Special Warrants shall be exercisable by the Holders at any time after the Company obtains Shareholder Approval and shall be deemed to have been exercised without any action on the part of the Holder on the earlier of the following dates (such date being the "Expiry Date"):

(a)

the later of:

(i)

the Business Day following the satisfaction of the Release Conditions; and

(ii)

the third Business Day following the Qualification Date; and

(b)

four months and a day after the Closing Date.

(6)

No certificate evidencing fractional Special Warrants shall be issued or otherwise provided for and a Subscriber or a Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Special Warrant or claim thereto.

(7)

The number of Units which may be acquired pursuant to the exercise of the Special Warrants shall be adjusted in the events and in the manner specified in subsection  and .

(8)

All Special Warrants shall rank pari passu, whatever may be the actual date of issue thereof.

(9)

The Special Warrants and any rights thereunder shall expire in accordance with the provisions of section .

(10)

The Warrants forming part of the Units shall be issued pursuant to the terms of the Warrant Indenture.

2.3

SPECIAL WARRANT CERTIFICATES

Subject to Section , the Special Warrant Certificates to be issued to evidence the Special Warrants authorized for issuance pursuant to section  shall be issuable in registered form only, shall be in the English language and shall be substantially in the form set out in Schedule "A".  All Special Warrant Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as the Company may, with the approval of the Trustee, prescribe, and shall be issuable in any denomination excluding fractions.  Irrespective of any adjustments pursuant to subsection  or , Special Warrant Certificates shall continue to be in the form set out in Schedule "A" and shall continue to express the number of Units that may be acquired upon the exercise of the Special Warrants evidenced thereby prior to any such adjustment.

2.4

SIGNING OF SPECIAL WARRANT CERTIFICATES

The Special Warrant Certificates shall be signed by either the President or any Director of the Company.  The signature of such signing officer may be mechanically reproduced in facsimile and Special Warrant Certificates bearing such facsimile signature shall be binding upon the Company as if they had been manually signed by such signing officer.  Notwithstanding that any individual whose manual or facsimile signature appears on any Special Warrant Certificate as a signing officer may no longer hold office or a directorship, as applicable, at the date of issue of such Special Warrant Certificate or at the date of certification or delivery thereof, any Special Warrant Certificate signed as aforesaid shall, subject to section , be valid and binding upon the Company and the Holder thereof shall be entitled to the benefits of this Indenture.

2.5

CERTIFICATION BY THE TRUSTEE

(1)

Special Warrant Certificates evidencing the Special Warrants shall be certified by or on behalf of the Trustee on written direction of the Company.

(2)

No Special Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the Holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee substantially in the form of the certificate set out in Schedule "A", and such certification by the Trustee upon any Special Warrant Certificate shall be conclusive evidence as against the Company that the Special Warrant Certificate so certified has been duly issued hereunder and that the Holder is entitled to the benefits hereof.

(3)

The certification of the Trustee on Special Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Special Warrant Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Special Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.6

HOLDER NOT A SHAREHOLDER

Nothing in this Indenture or in the holding of a Special Warrant itself evidenced by a Special Warrant Certificate, or otherwise, shall be construed as conferring upon a Holder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions, except as may be provided herein or in the Special Warrant Certificates.

2.7

ISSUE IN SUBSTITUTION FOR LOST SPECIAL WARRANT CERTIFICATE

(1)

If any of the Special Warrant Certificates shall become mutilated or lost, destroyed or stolen, the Company, subject to applicable law and to subsection , shall issue and thereupon the Trustee shall certify and deliver a new Special Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Special Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate, and the substituted Special Warrant Certificate shall be in a form approved by the Trustee and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Special Warrant Certificates issued or to be issued hereunder.

(2)

The applicant for the issue of a new Special Warrant Certificate pursuant to this section  shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Trustee evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen satisfactory to the Company and to the Trustee in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Company and the Trustee in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of the Company and the Trustee in connection therewith.

2.8

REGISTER FOR SPECIAL WARRANTS

The Company shall cause to be kept by and at the Warrant Agency which is the principal transfer office of the Trustee in the City of Vancouver, British Columbia, a securities register in which shall be entered the names and addresses of Holders and the other particulars, prescribed by law, of the Special Warrants held by them.  The Company shall also cause to be kept by and at such office the register of transfers, and may also cause to be kept by the Trustee or such other registrar or registrars and at such other place or places as the Company may designate with the approval of the Trustee, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Warrant Agencies) in which shall be recorded the particulars of the transfers of Special Warrants registered in that branch register of transfers.

2.9

TRANSFER OF SPECIAL WARRANTS

(1)

Subject to subsection  and subsections , 3.2(6) and 3.2(7) below and such reasonable requirements as the Trustee may prescribe and all applicable securities legislation and requirements of regulatory authorities, the Special Warrants may be transferred on the register kept at the Warrant Agency by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Trustee only upon the surrendering of the relevant Special Warrant Certificate with the transfer form forming part thereof duly completed and signed.  After receiving the surrendered Special Warrant Certificate(s) and upon the person surrendering the same meeting the requirements set forth above, the Trustee shall issue to the transferee a Special Warrant Certificate representing the Special Warrants transferred.

(2)

No transfer of a Special Warrant shall be valid (i) unless made in accordance with the provisions hereof, (ii) until, upon compliance with such reasonable requirements as the Trustee may prescribe, such transfer is recorded on the register maintained by the Trustee pursuant to subsection (1) of this section , (iii) unless such registration shall be noted on the Special Warrant Certificate by the Trustee, and (iv) until all governmental or other charges arising by reason of such transfer have been paid.

2.10

TRANSFEREE ENTITLED TO REGISTRATION

The transferee of a Special Warrant shall, after the transfer form attached to the Special Warrant Certificate is duly completed and the Special Warrant Certificate and transfer form are lodged with the Trustee, and upon compliance with all other conditions in that regard required by this Indenture and by all applicable securities legislation and requirements of regulatory authorities, be entitled to have his name entered on the register as the owner of such Special Warrant free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous Holder of such Special Warrant, save in respect of equities of which the Company or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

2.11

REGISTERS OPEN FOR INSPECTION

The registers hereinbefore referred to shall be open at all reasonable times and upon reasonable notice for inspection by the Company, the Trustee or any Holder.  The Trustee shall, from time to time when requested to do so by the Company, furnish the Company with a list of the names and addresses of Holders of Special Warrants entered in the register kept by the Trustee and showing the number of Units which may then be acquired upon the exercise of the Special Warrants held by each such Holder.

2.12

OWNERSHIP OF SPECIAL WARRANTS

(1)

The Company and the Trustee may deem and treat the registered Holder of any Special Warrant Certificate as the absolute owner of the Special Warrant represented thereby for all purposes and the Company and the Trustee shall not be affected by any notice or knowledge to the contrary, except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.  For greater certainty, subject to applicable law, neither the Company nor the Trustee shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Special Warrant, and may transfer any Special Warrant on the direction of the person registered as Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(2)

Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Special Warrants held thereby.  The exercise of the Special Warrants in accordance with the terms hereof and the receipt by any such Holder of Units pursuant thereto shall be a good discharge to the Company and the Trustee with respect to such Special Warrants and neither the Company nor the Trustee shall be bound to inquire into the title of any such Holder except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

2.13

EXCHANGE OF SPECIAL WARRANT CERTIFICATES

(1)

Special Warrant Certificates, representing Special Warrants entitling the Holders to receive any specified number of Units, may, prior to the Expiry Time and during the Exercise Period and upon compliance with the reasonable requirements of the Trustee, be exchanged for another Special Warrant Certificate or Special Warrant Certificates entitling the Holder thereof to receive in the aggregate the same number of Units as are issuable under the Special Warrant Certificate or Special Warrant Certificates so exchanged.

(2)

Special Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Company with the approval of the Trustee.  Any Special Warrant Certificates tendered for exchange shall be surrendered to the Trustee and shall be cancelled.

(3)

Except as otherwise herein provided, the Trustee shall charge to the Holder requesting an exchange a reasonable sum for each new Special Warrant Certificate issued in exchange for Special Warrant Certificate(s); and payment of such charges and reimbursement to the Trustee or the Company for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

2.14

ISSUE OF GLOBAL CERTIFICATES

(1)

The Company may, at its sole option, specify, in a written order of the Company delivered to the Trustee, that some or all of the Special Warrants (other than Special Warrants issued to or for the account or benefit of a U.S. Person or a person in the United States) are to be represented by one or more Global Certificates registered in the name of the Depository or its nominee, and in such event the Company shall execute and the Trustee shall certify and deliver one or more Global Certificates that shall:

(a)

represent the aggregate number of outstanding Special Warrants to be represented by such Global Certificate(s);

(b)

be delivered by the Trustee to the Depository or pursuant to the Depository's instructions; and

(c)

bear a legend substantially to the following effect:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE COMPANY OR THE TRUSTEE, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.  THIS CERTIFICATE IS SUBJECT TO A MASTER LETTER OF REPRESENTATION OF THE COMPANY TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME."

(2)

Transfers of beneficial ownership in any Special Warrant represented by a Global Certificate will be effected only (i) with respect to the interest of a Participant, through records maintained by the Depository or its nominee for such Global Certificate, and (ii) with respect to the interest of any person other than a Participant, through records maintained by Participants.  Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Special Warrants represented by such Global Certificate may do so only through a Participant.

(3)

Notwithstanding subsection , no Special Warrant represented by a Global Certificate may be transferred or exercised at any time prior to the delivery of the Release Certificate to the Trustee under subsection  unless, prior to such transfer or exercise, the holder of such Special Warrant shall have (i) caused such Special Warrant to be represented by a definitive fully registered Special Warrant Certificate instead of such Global Certificate and (ii) taken all other action necessary to transfer or exercise such Special Warrant, as the case may be, in accordance with this Indenture.

(4)

The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(5)

Subject to subsections  and  neither the Company nor the Trustee shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Special Warrants.

(6)

If any Special Warrant is represented by a Global Certificate and any of the following events occurs:

(a)

the Depository or the Company has notified the Trustee that (1) the Depository is unwilling or unable to continue as Depository or (2) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Company is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

(b)

the Company has determined, in its sole discretion, with the consent of the Trustee, to terminate the book entry only system in respect of such Global Certificate and has communicated such determination to the Trustee in writing;

(c)

the Company or the Depository is required by applicable law to take the action contemplated in this subsection ; or

(d)

the book entry only system administered by the Depository ceases to exist;

then one or more definitive fully registered Special Warrant Certificates shall be executed by the Company and certified and delivered by the Trustee to the Depository in exchange for the Global Certificate(s) held by the Depository.

(7)

Fully registered Special Warrant Certificates issued and exchanged pursuant to subsection  shall be registered in such names and in such denominations as the Depository shall instruct the Trustee, provided that the aggregate number of Special Warrants represented by such Special Warrant Certificates shall be equal to the aggregate number of Special Warrants represented by the Global Certificate(s) so exchanged.  Upon exchange of a Global Certificate for one or more Special Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Trustee.

(8)

Notwithstanding anything herein or in the terms of the Special Warrant Certificates to the contrary, neither the Company nor the Trustee nor any agent thereof shall have any responsibility or liability for (i) the records maintained by the Depository relating to any ownership interests or any other interests in the Special Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Special Warrant represented by any Global Certificate (other than the applicable Depository or its nominee), (ii) for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest, or (iii) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

ARTICLE 3
EXERCISE OF SPECIAL WARRANTS

3.1

RIGHTS OF EXERCISE OF SPECIAL WARRANTS

Subject to the further provisions hereof, the Special Warrants may be exercised at any time during the Exercise Period.

3.2

METHOD OF EXERCISE OF SPECIAL WARRANTS

(1)

Subject always to the provisions of this Article 3 and compliance by both the Company and the Holder with applicable law, the Holder of any Special Warrant may exercise the right thereby conferred on him to acquire one Unit (subject to adjustment pursuant to subsection  or ) in respect of each Special Warrant held without further payment (except as may be required by subsection  by surrendering to the Trustee at the Warrant Agency the Special Warrant Certificate(s) held by him, together with the exercise form forming part of the Special Warrant Certificate (the "Exercise Form") duly completed and executed by the Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Trustee, acting reasonably.  A Special Warrant Certificate with the duly completed and executed Exercise Form shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Trustee at the Warrant Agency.

(2)

The Exercise Form shall be executed as set out in subsection  and shall specify:

(a)

the number of Units which the Holder wishes to acquire (being not more than that number which he is entitled to acquire pursuant to the Special Warrant Certificate(s) so surrendered); and

(b)

the person or persons in whose name or names such Units are to be issued, the address(es) of such person(s) and the number of Units to be issued to each such person if more than one is so specified.

If any of the Units subscribed for are to be issued to a person(s) other than the Holder, the signature set out in the Exercise Form shall be guaranteed by a Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Trustee, and the Holder shall pay or cause to be paid to the Company or the Trustee all applicable transfer or similar taxes, if any, and the Company shall not be required to issue or deliver certificates evidencing the said Units unless or until such Holder shall have paid to the Company or the Trustee on behalf of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(3)

Any Special Warrants not exercised at the Expiry Time in accordance with the provisions hereof and, if a Default has occurred, in respect of which an election form has been received by the Trustee in accordance with subsection  hereof, shall be deemed to have been exercised by such Holder without any further action on the Holder's part into Units immediately prior to the Expiry Time.  In the event of such deemed exercise, the Holder need not surrender the certificate representing his Special Warrants to the Trustee.

(4)

If the Release Conditions have been satisfied prior to the Release Deadline, the Company and GMP shall forthwith deliver an executed Release Certificate to the Trustee and if the Release Conditions have not been satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to the Underwriters and the Trustee, all in accordance with subsection .  Upon receipt by the Trustee of either of the notices referred to in this subsection , the Trustee shall forthwith give notice to the Holders as to whether the Release Conditions have been met in the manner set forth in section  and, in the case of the non-satisfaction of the Release Conditions prior to the Release Deadline, in accordance with the provisions of .

(5)

The certificates representing the Special Warrants and all certificates issued in exchange therefor or in substitution thereof prior to four months plus a day after their date of issuance shall bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SPECIAL WARRANTS]."

(6)

The certificates representing any Common Shares and Warrants making up the Units issuable upon exercise of the Special Warrants, all certificates representing Common Shares issuable upon the exercise of the Warrants and all certificates issued in exchange therefor or in substitution thereof prior to four months plus a day after the date of issuance of the Special Warrants shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS PLUS A DAY AFTER THE DATE OF ISSUANCE OF THE SPECIAL WARRANTS].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.";

provided that no such legends shall be placed on any such certificate issued to any Holder in any Qualifying Jurisdiction if a receipt is issued for the Prospectus by the Regulatory Authority in such Qualifying Jurisdiction prior to the date any such certificate is issued.

(7)

(a)

The Special Warrants and the Units issuable upon exercise of the Special Warrants have not been registered under the U.S. Securities Act and the Company has no current intention to effect such registration.  Each Special Warrant Certificate originally issued to or for the account or benefit of a U.S. Person or a person in the United States, and each Special Warrant Certificate issued in exchange therefor or in substitution thereof shall bear the following legend until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if the Special Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S at a time when the Company is a "foreign issuer" within the meaning of Regulation S at the time of transfer, any such legend may be removed by providing a declaration to the Trustee to the effect set forth in Schedule "C" to this Indenture (or as the Company may prescribe from time to time).

(b)

Upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing Underlying Securities issuable upon exercise of the Special Warrants and Common Shares issuable upon the exercise of the Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear the legend set forth in paragraph (7)(a) above and the following additional legend:

"DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S at a time when the Company is a "foreign issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to the Company's registrar and transfer agent to the effect set forth in Schedule "C" hereto (or as the Company may prescribe from time to time); and provided, further, that, if any such Common Shares are being sold within the United States in accordance with the exemption from registration under the U.S. Securities Act provided by Rules 144 or 144A thereunder, the legend may be removed by delivery to the registrar and transfer agent for the Common Shares and the Company of an opinion of counsel of recognized standing in form satisfactory to the Company, acting reasonably, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(c)

Any certificate representing Special Warrants issued to a transferee in a transfer outside the United States in accordance with Rule 904 of Regulation S shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS.  THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO A U.S. PERSON OR A PERSON IN THE UNITED STATES.  AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

(d)

If a Special Warrant Certificate bearing any legend set forth in subsection  hereof is tendered for transfer, and the Holder thereof has not obtained the prior written consent of the Company, the Trustee shall not register such transfer unless the Holder thereof provides to the Trustee a declaration of the Holder or the Holder's representative or opinion of counsel of recognized standing, in each case in form satisfactory to the Company, acting reasonably, confirming in reasonable detail that such transfer is permitted under applicable securities laws.

(e)

If a Special Warrant Certificate not bearing any legend set forth in subsection  hereof is tendered for transfer, the Trustee shall not register such transfer if it has reason to believe that the transferee is a U.S. Person, is in the United States or is acquiring the Special Warrants evidenced thereby for the account or benefit of a U.S. Person or a person in the United States.

(8)

If the principal transfer office of the Trustee in the city where the Warrant Agency is situate is for any reason not available to act in connection with the exchange of Special Warrant Certificates or exercise of Special Warrants as contemplated by this Indenture, the Company and the Trustee shall arrange for another office in such city to act in connection with the exchange of Special Warrant Certificates and exercise of Special Warrants and shall give notice of the change of such office to the Holders.

3.3

EFFECT OF EXERCISE OF SPECIAL WARRANTS

(1)

If the Special Warrants are duly exercised in accordance with sections  and , except a deemed exercise in accordance with subsection , the Units subscribed for shall be deemed to have been issued and the person or persons to whom such Units are to be issued shall be deemed to have become the holder or holders of record of such Units on the Exercise Date unless the transfer registers for the Units shall be closed on such date, in which case the Units subscribed for shall be deemed to have been issued and such person or persons shall be deemed to have become the holder or holders of record of the same on the date on which such transfer registers are re-opened.

(2)

In the case of Special Warrants which are exercised in accordance with the provisions of sections  and , except a deemed exercise in accordance with subsection , within three (3) Business Days after the Exercise Date of such Special Warrants, the Company shall cause to be mailed to the person in whose name the Units so subscribed for are to be delivered, as specified in the Exercise Form, at the address specified in such Exercise Form, or, if so specified in such Exercise Form, cause to be held for such person for pick-up at the Warrant Agency, certificates representing the Units to be issued pursuant to such Exercise Form, registered in such name.

(3)

In the case of Special Warrants which are deemed to be exercised pursuant to subsection , in circumstances where the Expiry Date is four months plus a day after the date of issuance of the Special Warrants, within three (3) Business Days after the Exercise Date the Company shall cause to be mailed to the address of the Holder of the Special Warrants so exercised last appearing on the register of Holders maintained by the Trustee pursuant to section , certificates representing the Units to be issued pursuant to any such exercise of Special Warrants, registered in the name of such Holder.

3.4

PARTIAL EXERCISE OF SPECIAL WARRANTS

(1)

The Holder of any Special Warrants may exercise his right to acquire Units in part and may thereby acquire a number of Units less than the aggregate number which he is entitled to acquire pursuant to the Special Warrant Certificate(s) surrendered in connection therewith.  In the event of any acquisition of a number of Units less than the number which the Holder is entitled to acquire, he shall, upon exercise thereof, be entitled to receive, without charge therefor, a new Special Warrant Certificate(s) representing the balance of the Units which he was entitled to acquire pursuant to the surrendered Special Warrant Certificate(s) and which were not then acquired.

(2)

Notwithstanding anything herein contained including any adjustment provided for in subsection  or , the Company shall not be required, upon the exercise of any Special Warrants, to issue fractions of Units or to distribute certificates which evidence the same.  Any fractional Units to which a Holder is entitled shall be aggregated to form whole Units with any remaining fractional Units rounded down to a whole Unit.

3.5

CANCELLATION OF SPECIAL WARRANTS

All Special Warrant Certificates surrendered to the Trustee pursuant hereto shall be cancelled and, after the expiry of any period of retention prescribed by law, destroyed by the Trustee, and the Trustee shall furnish the Company on request with a destruction certificate identifying the Special Warrant Certificates so destroyed, the number of Special Warrants evidenced thereby and the number of Units which could have been or were acquired pursuant to each destroyed Special Warrant Certificate.

3.6

SPECIAL WARRANTS VOID AFTER THE EXPIRY TIME

No Holder shall have any further rights under this Indenture or the Special Warrant Certificates (other than the right to receive Units in respect of Special Warrants duly exercised or deemed to be exercised prior to or at the Expiry Time, as the case may be), after the Expiry Time and the Special Warrants shall be null and void and of no effect.

3.7

ACCOUNTING AND RECORDING

(1)

The Trustee shall promptly account to the Company with respect to Special Warrants exercised.  Any securities or other instruments, from time to time received by the Trustee, shall be received in trust for, and shall be segregated and kept apart by the Trustee in trust for, the Company.

(2)

The Trustee shall record the particulars of Special Warrants exercised which shall include the names and addresses of the Persons who become holders of Units on exercise and the Exercise Date.  Within five (5) Business Days of each Exercise Date, the Trustee shall provide such particulars in writing to the Company.

3.8

SECURITIES RESTRICTIONS

Notwithstanding anything herein contained, Units shall only be issued by the Company (upon exercise or deemed exercise of the Special Warrants) in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing, in the event that the Special Warrants are exercised pursuant to sections  and  prior to the Expiry Time, the certificates representing the Units thereby issued shall bear such legends as may, in the opinion of counsel to the Company, be necessary in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares and/or the Warrants are listed, provided that if, at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid a violation of any such laws, or the Holder of any such legended certificate, at the Holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such Holder is entitled to sell or otherwise transfer such Units in a transaction in which such legends are not required such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

ARTICLE 4
ADJUSTMENT OF NUMBER OF COMMON SHARES

4.1

ADJUSTMENT UPON COMMON SHARE REORGANIZATION OR CAPITAL REORGANIZATION

The acquisition rights in effect at any date attaching to the Special Warrants shall be subject to adjustment from time to time as follows:

(1)

If, at any time prior to the Expiry Time, the Company shall:

(a)

subdivide, redivide or change its then the outstanding Common Shares into a greater number of shares; or

(b)

consolidate, reduce or combine its then outstanding Common Shares into a lesser number of shares; or

(c)

issue Common Shares or Convertible Securities to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

(any such event being herein called a "Common Share Reorganization"), then the number of Common Shares that a Holder is entitled to upon exercise shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the number of Common Shares that a holder was entitled to upon exercise of Special Warrants immediately prior to such effective date or record date by a fraction of which:

(a)

the numerator shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date; and

(b)

the denominator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization.

(1)

To the extent that any adjustment in the number of Common Shares issuable upon exercise of the Special Warrants occurs pursuant to subsection  as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares to which a Holder is entitled on the exercise of his Special Warrants shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the number of Common Shares to which such Holder is entitled on the exercise of his Special Warrants which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(2)

(a)

If, at any time prior to the Expiry Time, there occurs:

(i)

a reclassification or redesignation of the Common Shares or any other capital reorganization; or

(ii)

a consolidation, merger or amalgamation of the Company with or into any other corporation which results in the cancellation, reclassification or redesignation of the Common Shares or a change or conversion of the Common Shares into other shares or securities or the transfer of all or substantially all of the assets of the Company to another corporation or entity or the Company being controlled (within the meaning of the Income Tax Act (Canada)) by another corporation or entity;

(any such event being herein called a "Capital Reorganization"), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises his right to acquire Common Shares shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of his Special Warrants the kind and aggregate number of shares or other securities or property of the Company or of the Company or other entity resulting from such Capital Reorganization or any other corporation that a Holder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, such Holder had been the registered holder of the number of Common Shares to which he was theretofore entitled upon exercise of his Special Warrants.

(b)

If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Holders to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Special Warrants.  Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by the Board of Directors and by the Holders.

(c)

The Company shall not complete or facilitate a Capital Reorganization if the effect of such transaction is that:

(i)

all or substantially all of the assets of the Company become the property of, or are under the control of, or the Company is controlled (within the meaning of the Income Tax Act (Canada)) by another person (an "Acquiring Person"); and

(ii)

holders of Common Shares receive any other security in replacement of, or in addition to, or in consideration for their Common Shares;

unless, at or prior to the effective time of such Capital Reorganization, the Acquiring Person agrees to be bound by the terms of this Indenture by executing and delivering such supplement indenture, warrant or other document as may be satisfactory to the Company, acting reasonably.

4.2

ADJUSTMENT UPON RIGHTS OFFERING

(1)

(a)

If and whenever at any time from the date hereof and prior to the Expiry Time, the Company fixes a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of not more than 45 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the Current Market Price on such record date (any such issuance being herein called a "Rights Offering" and the Common Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being herein called the "Offered Shares"), the number of Common Shares issuable upon exercise of a Special Warrant shall be adjusted effective immediately after the applicable record date to a number that is the product of (1) the number of Common Shares issuable upon the exercise of a Special Warrant  in effect on the record date and (2) a fraction:

(i)

the numerator of which shall be the sum of (a) the number of Common Shares outstanding on the record date plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(ii)

the denominator of which shall be the sum of:

(A)

the number of Common Shares outstanding on the record date; and

(B)

the number arrived at when (I) either the product of (a) the number of Offered Shares so offered and (b) the price at which those shares are offered, or the product of (c) the conversion price thereof and (d) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (II) the Current Market Price of the Shares on the record date.

(b)

Any Offered Shares owned by or held for the account of the Company or a Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Common Shares issuable upon exercise of a Special Warrant shall be readjusted to number in effect immediately prior to the record date, and such number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities that are convertible into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(2)

(a)

If and whenever at any time from the date hereof and prior to the Expiry Time, the Company issues or distributes to all or substantially all the holders of Common Shares, (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within forty-five (45) days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets and that issuance or distribution does not constitute a dividend paid in the ordinary course or is not adjusted pursuant to subsection  or a Rights Offering (any of those non-excluded events being herein called a "Special Distribution"), the number of Common Shares issuable upon exercise of a Special Warrant shall be adjusted effective immediately after the record date at which the Holders of Common Shares are determined for purposes of the Special Distribution to a number that is the product of (1) the number of Common Shares issuable upon exercise of a Special Warrant in effect on the record date and (2) a fraction:

(i)

the numerator of which shall be the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Holders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date and (II) the Current Market Price thereof on that date; and

(ii)

the denominator of which shall be:

(A)

the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Shares which the Holders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date and (II) the Current Market Price thereof on the earlier of such record date and the date on which the Company announces its intention to make such Special Distribution;

less

(B)

the aggregate fair market value, as determined by the board, whose determination shall be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

(b)

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Common Shares issuable upon exercise of a Special Warrant shall be readjusted to the number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.3

ENTITLEMENT TO SHARES AND OTHER SECURITIES ON EXERCISE OF SPECIAL WARRANTS

All shares of any class or other securities which a Holder is at the time in question entitled to receive on the exercise of his Special Warrants, whether or not as a result of adjustments made pursuant to this , shall, for the purposes of the interpretation of this Indenture, be deemed to be shares or other securities which such Holder is entitled to acquire pursuant to such Special Warrants.

4.4

NO ADJUSTMENT FOR STOCK OPTIONS, ETC.

Notwithstanding anything in this , no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this Indenture or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture.

4.5

DETERMINATION BY COMPANY'S AUDITORS

In the event of any question arising with respect to the adjustments provided for in this , such question shall be conclusively determined by the Company's Auditors or if they are unwilling or unable to act, by such other firm of independent accountants as may be selected by the Directors, and they shall have access to all necessary records of the Company, and such determination shall be binding upon the Company, the Trustee, all Holders and all other persons interested therein.

4.6

PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Special Warrants, including the number of Units which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company has sufficient authorized capital and that the Company may validly and legally issue as fully-paid and non-assessable all the shares, warrants and other securities which the holders of such Special Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.7

ACTION REQUIRING ADJUSTMENT

In case the Company, after the date hereof, shall take any action affecting the Units, other than the actions described in this  which, in the opinion of the Directors or the Trustee would materially affect the rights of the Holders and/or the acquisition rights of the Holders, then that number of Common Shares which are to be received upon the exercise of the Special Warrants shall be adjusted in such manner, if any, and at such time, by action of the Directors, in their discretion as they may reasonably determine to be equitable to the Holders in such circumstances, subject to the prior consent of the TSX or any other exchange on which the Company's securities are then listed.

4.8

CERTIFICATE OF ADJUSTMENT

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in , deliver a certificate of the Company to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.9

NOTICE OF SPECIAL MATTERS

The Company covenants with the Trustee that, so long as any Special Warrant remains outstanding, it shall send notice to the Trustee and to the Holders in accordance with  of any intention to fix a record date that is prior to the Expiry Time for the issuance of rights, options or warrants (other than the Special Warrants) to all or substantially all the holders of its outstanding Common Shares.  Such notice shall specify the particulars of such event and the record date for such event, provided that the Company shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given.  The notice shall be sent in each case not less than 14 days prior to such applicable record date.

4.10

NO ACTION AFTER NOTICE

The Company covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the Holder of a Special Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notices set forth in section .

4.11

PROTECTION OF TRUSTEE

Except as provided in section , the Trustee:

(1)

shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by , or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(2)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Units or any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(3)

shall not be responsible for any failure of the Company to issue, transfer or deliver Units or certificates for the same upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this ; and

(4)

shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Company.

4.12

ADJUSTMENTS CUMULATIVE

The adjustments provided in this Article 4 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

ARTICLE 5
PURCHASES BY THE COMPANY

5.1

OPTIONAL PURCHASE BY THE COMPANY

Subject to compliance with securities legislation and approval of applicable regulatory authorities and subject to section ,  the Company may from time to time purchase by private contract or otherwise any of the Special Warrants.  Any such purchase shall be made at the lowest price or prices at which such Special Warrants are then obtainable (and agreed by the sellers of such Special Warrants), plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Company and the sellers of such Special Warrants may agree.  The Special Warrant Certificates representing Special Warrants purchased pursuant to this section  shall forthwith be delivered to and cancelled by the Trustee.  No Special Warrants shall be issued in replacement thereof.

5.2

MANDATORY REFUND BY THE COMPANY

In the event that the Release Conditions have not been satisfied prior to the Release Deadline, the Company is required to refund the purchase price of the Special Warrants to the Holders as contemplated by section  of this Indenture.

ARTICLE 6
COVENANTS OF THE COMPANY

6.1

ISSUANCE OF UNITS

The Special Warrants, when issued and countersigned as herein provided, shall be valid and enforceable against the Company and, subject to the provisions of this Indenture, the Company shall cause the Units to be acquired pursuant to the exercise of Special Warrants under this Indenture and the certificates representing such Units to be duly issued.  At all times prior to the Expiry Date, while any of the Special Warrants are outstanding and subject to obtaining the Shareholder Approval, the Company shall reserve and there shall be conditionally allotted but unissued out of its authorized capital that number of Common Shares sufficient to enable the Company to meet its obligations hereunder.  All Common Shares issued pursuant to the exercise of the Special Warrants and pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable.

6.2

NO AMENDMENT TO COMMON SHARES

So long as any Special Warrants are outstanding, the Company shall not amend the attributes of the Common Shares unless consented to by the Holders by Extraordinary Resolution.  For greater certainty, the Consolidation shall not constitute an amendment of the attributes of the Common Shares for the purposes of this section 6.2.

6.3

PROSPECTUS CLEARANCE

(1)

The Company is under no obligation to file a prospectus, registration statement or similar document  in any jurisdiction to qualify the distribution of the Special Warrants.

(2)

The Company shall use its commercially reasonable best efforts to file the Prospectus and to obtain the Final Receipt within 90 days after the Closing Date.  Upon issuance of the Final Receipt, the Company shall give notice thereof to the Trustee by facsimile or courier to the address of the Trustee set out in , which notice shall have attached to it a copy of the Final Receipt.

6.4

TO MAINTAIN CORPORATE EXISTENCE

The Company shall maintain its corporate existence for a period of not less than 12 months after the expiry date of the Warrants.

6.5

TO MAINTAIN LISTING

The Company shall use its commercially reasonable best efforts to ensure that all Common Shares outstanding or issuable from time to time (including, without limitation, the Common Shares issuable on the exercise of the Special Warrants and on the exercise of the Warrants) continue to be listed or are listed and posted for trading on the TSX for a period of not less than 12 months after the expiry of the Warrants.

6.6

NOTICE OF COMPLETION OF ACQUISITION

Upon the completion of the Acquisition, the Company shall give notice thereof to the Trustee by facsimile or courier to the address of the Trustee set out in .

6.7

TO PAY TRUSTEE REMUNERATION AND EXPENSES

The Company covenants that it shall pay to the Trustee from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expenses, disbursement or advance as may arise out of or result from the Trustee's negligence, wilful misconduct or bad faith.  The Trustee shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees.

6.8

FINANCIAL STATEMENTS

The Company shall furnish to the Trustee within 140 days (or such longer period as the Trustee in its discretion may consent to) after the end of its fiscal year a copy of the consolidated financial statements and of the report of the Company's Auditors thereon, and upon the written request of the Trustee, such other statements and reports as are furnished to the shareholders of the Company.

6.9

TO PERFORM COVENANTS

The Company shall perform and carry out all of the acts or things to be done by it as provided in this Indenture.

6.10

TRUSTEE MAY PERFORM COVENANTS

If the Company shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Holders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but, subject to , shall be under no obligation to perform said covenants or to notify the Holders of such performance by it.  All sums expended or advanced by the Trustee in so doing shall be repayable as provided in section .  No such performance, expenditure or advance by the Trustee shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

6.11

CERTIFICATES OF NO DEFAULT

At any time if requested by the Trustee, the Company shall deliver to the Trustee an Officers' Certificate stating that the Company has complied with all covenants, conditions or other requirements contained in this Indenture or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance.

6.12

REPORTING ISSUER STATUS

The Company shall maintain its "reporting issuer" or equivalent status in each of the Qualifying Jurisdictions not in default of the requirements of applicable securities laws for a period of not less than six (6) years after the date hereof, subject to completion of the Acquisition.

6.13

SOLICITATION OF SPECIAL WARRANT EXERCISE

The Company agrees not to pay any commission or other remuneration directly or indirectly for soliciting the exercise of Special Warrants.

6.14

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

The Company covenants with the Trustee to provide a right of rescission to each Holder as hereinafter set forth, which right shall be exercisable either by the Trustee on behalf of a Holder or by a Holder directly:

The Company has agreed that in the event that a holder of a Special Warrant who acquires a Common Share or Warrant upon the exercise of such Special Warrant as provided for in the Prospectus is or becomes entitled under the Securities Laws (as defined in this Indenture) to the remedy of rescission by reason of the Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrants, but also of the private placement transaction pursuant to which the Special Warrants were initially acquired and shall be entitled in connection with such rescission to a full refund from the Company of the amount of the purchase price paid to the Company  in respect of the Special Warrants.  In the event such holder is a permitted or lawful assignee of the interest of the original Special Warrant subscriber, such assignee shall be entitled to exercise such rights of rescission and refund as if such permitted assignee were such original subscriber.  The provisions of this section are a direct contractual right extended by the Company (but specifically not by any Underwriter or the directors, officers or other agent of the Company) to holders of Special Warrants (including the Underwriters), assignees (in respect of whom such rights are hereby granted to, and received by, the Underwriters in trust for assignees) of such holders and holders of Underlying Securities acquired by such holders on exercise of Special Warrants and are in addition to any other right or remedy available to a holder of Special Warrants under section 130 of the Securities Act (Ontario) or otherwise at law.  The foregoing contractual rights of action for rescission shall be subject to the defence described under section 130(2) of the Securities Act (Ontario) which is incorporated herein by reference, mutatis mutandis.

ARTICLE 7
ENFORCEMENT

7.1

SUITS BY HOLDERS OF SPECIAL WARRANTS

Subject to section , all or any of the rights conferred upon any Holder by any of the terms of the Special Warrant Certificates or this Indenture may be enforced by the Holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Holders.

7.2

IMMUNITY OF SHAREHOLDERS, ETC.

The Trustee and, by their acceptance of the Special Warrant Certificates and as part of the consideration for the issue of the Special Warrants, the Holders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, Director, officer, employee or agent of the Company or any Successor Corporation relating to any covenant, agreement, representation or warranty by the Company contained herein or in the Special Warrant Certificates.

7.3

LIMITATION OF LIABILITY

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to the private property of, any of the past, present or future Directors or shareholders of the Company or any Successor Corporation nor any of the past, present or future officers, employees or agents of the Company or any Successor Corporation, but only the property of the Company or any Successor Corporation shall be bound in respect thereof.

3.4

WAIVER OF DEFAULT

Upon the happening of any default hereunder:

(1)

the Holders of not less than 51% of the Special Warrants then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(2)

the Trustee shall have the power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable, if, in the Trustee's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Holders, as applicable, to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

ARTICLE 8
SUCCESSOR CORPORATIONS

8.1

CERTAIN REQUIREMENTS

Prior to the exercise or deemed exercise of the Special Warrants, the Company shall not, directly or indirectly, sell, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other corporation and shall not amalgamate (except with a wholly-owned Subsidiary) or merge with or into any other corporation (any such other corporation being herein referred to as a "Successor Corporation") unless:

(1)

the Successor Corporation executes, before or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor Corporation of the due and punctual observance and performance of all the covenants and obligations of the Company under this Indenture; and

(2)

such transaction shall be to the satisfaction of the Trustee, acting reasonably, and in the opinion of Counsel, be upon such terms so as to substantially preserve and not impair in any material respect the rights and powers of the Trustee or of the Holders hereunder.

8.2

VESTING OF POWERS IN SUCCESSOR

Whenever the conditions of section  have been duly observed and performed, the Successor Corporation shall possess and from time to time may exercise each and every right and power of the Company under this Indenture in the name of the Company or otherwise and any act or proceeding by any provision of this Indenture required to be done or performed by any Directors or officers of the Company may be done and performed with like force and effect by the Directors or officers of such Successor Corporation.

ARTICLE 9
MEETINGS OF HOLDERS OF SPECIAL WARRANTS

9.1

RIGHT TO CONVENE MEETING

The Trustee may at any time and from time to time and shall on receipt of a written request of the Company or a Holders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders.  In the event of the Trustee failing within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting.  Every such meeting shall be held in the City of Vancouver, British Columbia, or at such other place as may be approved or determined by the Trustee.

9.2

NOTICE OF MEETINGS

At least 21 days' notice of any meeting of the Holders shall be given to the Holders in the manner provided in  and a copy thereof must be sent to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it.  Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

9.3

CHAIRMAN

An individual (who need not be a Holder) designated in writing by the Trustee, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose an individual present to be chairman.

9.4

QUORUM

Subject to section , at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and entitled to acquire at least 20% of the aggregate number of Units which could be acquired pursuant to the exercise of all of the then outstanding Special Warrants, provided that at least two Persons entitled to vote thereat are personally present or represented by proxy.  If a quorum is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting.  At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not be entitled to acquire at least 20% of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants.

9.5

POWER TO ADJOURN

The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6

SHOW OF HANDS

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided.  At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7

POLL

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Holders and/or proxies for Holders, a poll must be taken in such manner and either at once or after an adjournment, as the chairman directs.  Questions other than Extraordinary Resolutions shall, if a poll is taken, be decided by a majority of the votes cast on the poll.

9.8

VOTING

On a show of hands, every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote.  On a poll, each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Unit to which that Person is entitled to acquire pursuant to the Special Warrant or Special Warrants held or represented by that Person.  A proxy need not be a Holder.  In the case of joint Holders of a Special Warrant, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Special Warrants of which they are joint Holders.  The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of any Special Warrants held or represented by him, but shall not have a second or deciding vote.

9.9

REGULATIONS

(1)

The Trustee or the Company with the approval of the Trustee, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(a)

providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b)

for the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)

generally, the calling of meetings of Holders and the conduct of business thereat.

(2)

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted.  Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to section ), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10

COMPANY AND TRUSTEE MAY BE REPRESENTED

The Company and the Trustee, by their respective officers or directors, and the legal advisers of the Company and the Trustee, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Special Warrants held by them or otherwise.

9.11

POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION

Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(1)

to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders and/or the Trustee against the Company, or against its property, whether such rights arise under this Indenture or the Special Warrant Certificates or otherwise;

(2)

to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Special Warrant Certificates which must be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(3)

to sanction any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other corporation or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if section  has been complied with;

(4)

to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(5)

to waive and direct the Trustee to waive any default of the Company hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution;

(6)

to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing any of the covenants of the Company contained in this Indenture or the Special Warrant Certificates, or for the execution of any trust or power hereunder;

(7)

to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith; and

(8)

to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders.

Notwithstanding the foregoing, no approval by or sanction of the Holders is required by the Company in respect of the Acquisition.

9.12

MEANING OF "EXTRAORDINARY RESOLUTION"

(1)

The expression "Extraordinary Resolution" when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who are entitled to acquire at least 20% of the aggregate number of Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants and passed by the affirmative votes of the Holders entitled to acquire at least 75% of the aggregate number of Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants represented at the meeting and voted on a poll upon such resolution.

(2)

If, at any such meeting, the Holders entitled to acquire at least 20% of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman.  Not less than seven days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in .  Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.  At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection  shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders entitled to acquire at least 20% of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants are not present in person or by proxy at such adjourned meeting.

(3)

Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13

POWERS CUMULATIVE

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

9.14

MINUTES

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

9.15

INSTRUMENTS IN WRITING

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article provided may also be taken and exercised by Holders entitled to acquire at least 75% of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

9.16

BINDING EFFECT OF RESOLUTIONS

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with section  shall be binding upon all the Holders of Special Warrants, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE 10
NOTICES

10.1

NOTICE TO THE COMPANY, THE UNDERWRITERS AND THE TRUSTEE

(1)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Company, the Trustee or the Underwriters shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by facsimile transmission:

if to the Company:

Northern Orion Explorations Ltd.
Suite 250 - 1075 West Georgia Street
Vancouver, BC V6E 3C9

Attention:

David Cohen
Fax:

(604) 434-1487

with a copy to:

Stikeman Elliott LLP
Barristers & Solicitors
Suite 1700, Park Place
666 Burrard Street
Vancouver, BC  V6C 2X8

Attention:

Neville McClure
Fax:

(604) 681-1825

if to the Underwriters:

Griffiths McBurney & Partners
145 King Street West
Suite 1100
Toronto, Ontario
M5H 1J8

Attention:

Mark Wellings
Fax:

(416) 367-8164

with a copy to:

Cassels Brock & Blackwell LLP
Barristers & Solicitors
2100 Scotia Plaza
40 King Street West
Toronto, Ontario, M5H 3C2

Attention:

Mark T. Bennett
Fax:

(416) 350-6933

if to the Trustee:

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC   V6C 3B8

Attention:

Manager, Corporate Trust
Fax:

(604) 689-8144

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by facsimile transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(2)

The Company, the Trustee or the Underwriters, as the case may be, may from time to time notify the others in the manner provided in subsection  of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company, the Trustee or the Underwriters, as the case may be, for all purposes of this Indenture.

10.2

NOTICE TO HOLDERS OF SPECIAL WARRANTS

Except as herein otherwise expressly provided and subject to section , any notice required or permitted to be given to Holders under the provisions of this Indenture shall be deemed to be validly given if personally delivered or if sent by ordinary post to the Holders at their addresses appearing in one of the registers hereinbefore mentioned.  Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed.  Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon.  In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

10.3

MAIL SERVICE INFORMATION

(1)

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Trustee, the Underwriters or the Company would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(a)

in the case of the Trustee, the Underwriters or the Company, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with section  by facsimile or other means of prepaid transmitted or recorded communication; and

(b)

in the case of Holders, published once (i) in the Cities of Toronto and Vancouver, such publication to be made in the national edition of The Globe & Mail or in a daily newspaper of general circulation published in such cities; and (ii) in such other place or places and manner, if any, as the Trustee may require.

(2)

Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected in all of the cities in which publication is required pursuant to subsection .

ARTICLE 11
CONCERNING THE TRUSTEE

11.1

TRUST INDENTURE LEGISLATION

(1)

The expression "Indenture Legislation" means the provisions, if any, of the Company Act (British Columbia) and any other statute of Canada or any province thereof, and of any regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations under trust indentures, to the extent that such provisions may at the time be in force and applicable to this Indenture or the Company.

(2)

The Company and the Trustee agree that each shall at all times in relation to this Indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of Indenture Legislation.

(3)

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

11.2

NO CONFLICT OF INTEREST

The Trustee represents to the Company that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its role as a fiduciary hereunder.  In the event of a material conflict of interest arising in the Trustee's role as fiduciary hereunder the Trustee shall, as soon as practicable but in any case within 20 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Company.  Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Special Warrant Certificate(s) shall not be affected in any manner whatsoever by reason hereof.

11.3

REPLACEMENT OF TRUSTEE

(1)

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company at least 45 days' notice in writing or such shorter notice as the Company may accept as sufficient.  The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Trustee and to appoint a new trustee.  If the Trustee resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Company shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Trustee or any Holder may apply to a judge of a court having jurisdiction, on such notice as such Judge may direct, for the appointment of a new trustee; but any new trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Holders.  Any new trustee appointed under any provision of this section must be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the applicable trust indenture legislation of any other province, in that other province, and must be a corporation which is independent of the Company and has no material conflict of interest.  On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2)

Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party or any corporation succeeding to the trust business of the Trustee, shall be the successor trustee under this Indenture without the execution of any instrument or any further act.

11.4

EVIDENCE, EXPERTS AND ADVISERS

(1)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Indenture Legislation or as the Trustee may reasonably require by written notice to the Company.

(2)

In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Trustee pursuant to any provision hereof or any Indenture Legislation or pursuant to a request of the Trustee, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Trustee in good faith believes to be genuine.

(3)

Proof of the execution of an instrument in writing, including a Holders' Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

(4)

The Trustee may, at the expense of the Company, employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Trustee.

11.5

TRUSTEE MAY DEAL IN SECURITIES

Subject to section , the Trustee may buy, sell, lend upon and deal in securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

11.6

TRUSTEE NOT ORDINARILY BOUND

Except as otherwise specifically provided herein, the Trustee shall not, subject to the provisions of Indenture Legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained.

11.7

TRUSTEE NOT REQUIRED TO GIVE SECURITY

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.8

TRUSTEE NOT REQUIRED TO GIVE NOTICE OF DEFAULT

The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.  Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

11.9

ACCEPTANCE OF TRUST

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.10

DUTIES OF TRUSTEE

The Trustee, in exercising its powers and discharging its duties hereunder, shall:

(1)

act honestly and in good faith with a view to the best interests of the Holders; and

(2)

exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

11.11

ACTIONS BY TRUSTEE

(1)

Subject only to section , the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Holders hereunder shall be conditional upon the Holders delivering to the Trustee:

(a)

a Holder's Request or Extraordinary Resolution directing the Trustee to take such act, action, or proceeding;

(b)

sufficient funds to commence or continue such act, action or proceeding; and

(c)

an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(2)

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3)

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Trustee the Special Warrants held by them, for which Special Warrants the Trustee shall issue receipts.

11.12

PROTECTION OF TRUSTEE

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(1)

the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Special Warrant Certificates (except the representation contained in section  or in the certificate of the Trustee on the Special Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(2)

nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

(3)

the Trustee shall not be bound to give notice to any person or persons of the execution hereof.

11.13

INDEMNIFICATION OF THE TRUSTEE

The Trustee shall at all times be indemnified and saved harmless by the Company from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Trustee contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Trustee.  The foregoing provisions of this section do not apply to the extent that in any circumstances there has been acts of negligence or wilful misconduct by the Trustee or a failure by the Trustee or its employees to act honestly and in good faith or to discharge the Trustee's obligations under section .  This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Trustee.

ARTICLE 12
SUPPLEMENTAL INDENTURES

12.1

SUPPLEMENTAL INDENTURES

(1)

From time to time the Trustee and, when authorized by a resolution of its Directors, the Company may, subject to the provisions hereof, and they shall, when required by this Indenture, execute, acknowledge and deliver, by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)

adding to the covenants of the Company herein contained for the protection of the Holders in addition to those herein specified;

(b)

making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Special Warrant Certificates which do not affect the substance thereof and which, in the opinion of the Trustee, it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications shall not be prejudicial to the interests of the Holders;

(c)

adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof;

(d)

evidencing the succession, or successive successions, of other corporations to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)

giving effect to any Extraordinary Resolution passed as provided in Article 9;

(f)

setting forth adjustments in the application of the provisions of Article 4; and

(g)

for any other purpose not inconsistent with the terms of this Indenture.

(2)

The Trustee may also, without the consent or concurrence of the Holders, by supplemental Indenture or otherwise, concur with the Company in making any changes or corrections in this Indenture which it has been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Holders are in no way prejudiced thereby.

ARTICLE 13
CONCERNING THE PROCEEDS OF THE OFFERING

13.1

ESCROW ARRANGEMENTS

(1)

The gross proceeds of the Offering (the "Escrowed Proceeds") shall be delivered on the Closing Date by the Underwriters to the Trustee and held in escrow by the Trustee, invested in short term obligations of the Government of Canada or in other short term investment grade debt obligations as agreed and directed by the Company and the Underwriters in writing, for and on behalf of the Subscribers, the Company and the Underwriters, all in accordance with the provisions of this Article 13.  The Canadian dollar equivalent of such portion of the Escrowed Proceeds equal to US$65 million shall be converted into US$65 million on the Closing Date and such US$65 million shall be deposited in escrow with the Trustee.  The balance, if any, of the Escrowed Proceeds will be held by the Trustee in Canadian funds.

(2)

For the purposes of this Indenture, "Release Conditions" means the following conditions:

(a)

a definitive purchase and sale agreement among the Company, Wheaton River Minerals Ltd. and BHP Billiton, or their respective affiliates, in respect of the Acquisition in form and substance satisfactory to the Underwriters, acting reasonably, has been executed by the parties thereto;

(b)

the Underwriters have received, in form and substance satisfactory to the Underwriters, acting reasonably, a technical report prepared in compliance with National Instrument 43-101 with respect to the Agua Rica deposit;

(c)

the Underwriters have received an opinion from U.S. legal counsel to the Company, in form and substance acceptable to the Underwriters and their legal counsel, to the effect that, although not free from doubt, the Company should not be a "passive foreign investment company," as defined in Section 1297 of the United States Internal Revenue Code, for the taxable year including the date of the closing of the Acquisition and ending December 31, 2003, with respect to the Special Warrants, the Warrants or the Common Shares issuable upon exercise thereof; and

(d)

the Company and the Underwriters, acting reasonably, have delivered a joint notice to the Trustee confirming that:

(i)

all conditions precedent to the Acquisition have been satisfied or waived on terms satisfactory to the Company and the Underwriters (other than the payment of the cash portion of the Acquisition purchase price); and

(ii)

all shareholder, regulatory and other approvals (including, without limitation, the Shareholder Approval) have been obtained as necessary.

(3)

Upon receipt of the Release Certificate by the Trustee prior to the Release Deadline, the Escrowed Proceeds, less the Underwriters' Fee, the Underwriters' pro rata portion of the interest earned on the Escrowed Proceeds, the Fiscal Advisory Fee and the expenses of the Underwriters in connection with the Offering, and the remaining interest earned on the Escrowed Proceeds shall be released by the Trustee to the Company to permit the Company to satisfy the payment of the cash portion of the purchase price of the Acquisition.  The Underwriters' Fee, the Underwriters' pro rata portion of the interest earned on the Escrowed Proceeds, the Fiscal Advisory Fee and any unpaid expenses of the Underwriters in connection with the Offering shall be released by the Trustee to GMP, the aggregate amount of such fee and expenses to be confirmed in writing by the Company and GMP to the Trustee prior to such release.  For the purposes of this subsection 13.1(3) and subsections 13.1(4) and (5), the pro rata portion of the interest earned on the Escrowed Proceeds payable to the Underwriters shall be equal to 5% of the aggregate interest earned on the full amount of the Escrowed Proceeds or on the amount of Escrowed Proceeds representing the purchase price of Special Warrants which are exercised, as applicable.

(4)

Subject to subsection , in the event that the Release Conditions are not satisfied prior to the Release Deadline, the Escrowed Proceeds shall be held in trust for the benefit of the Company to provide the Refund Amount to all Holders who do not deliver an election form in accordance with subsection (1).

(5)

If and to the extent Special Warrants are exercised by any Holder thereof prior to the Expiry Date, then the Trustee shall release to the Company from escrow an amount equal to the Escrowed Proceeds for the Special Warrants so exercised less the Underwriters' Fee earned on the sale of the Special Warrants so exercised, the Underwriters' pro rata portion of the interest earned (between the Closing Date and the date such Special Warrants are exercised) on that portion of the Escrowed Proceeds representing the purchase price paid for the Special Warrants so exercised, and pro rata portion of the Underwriters' unpaid expenses referred to in subsection , which amount shall be immediately released to GMP, and the remaining interest earned on the Escrowed Proceeds representing the purchase price paid for the Special Warrants so exercised shall be released to the Company.  For greater certainty, any Holder who exercises Special Warrants prior to the satisfaction of the Release Conditions shall not be entitled to receive the Refund Amount in respect of the Special Warrants so exercised.

13.2

REFUND OF ESCROWED PROCEEDS

(1)

If the Release Conditions have not been satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to each Holder, the Trustee and the Underwriters.  Such notice shall provide that each Holder may elect to exercise all of such Holder's Special Warrants by completing the election form attached to his Special Warrant Certificate and delivering it to the Trustee prior to the Default Deadline.  For those Holders who have not made such an election prior to the Default Deadline, the Trustee shall return to each such Holder his respective Refund Amount.  Each Holder's Refund Amount shall be paid to such Holder within three (3) Business Days following the Default Deadline.

(2)

If the Shareholder Approval is not obtained at the Shareholders' Meeting, the Company shall, within five (5) days after the Shareholders' Meeting, pay to each Subscriber his respective Refund Amount.

(3)

In the event that the Escrowed Proceeds are not sufficient to satisfy the Refund Amounts payable to all Holders who do not elect to exercise their Special Warrants pursuant to subsection  or to all Holders pursuant to subsection  should the Shareholder Approval not be obtained, the Company shall fund any such shortfall.

(4)

Any payments made pursuant to this  shall be made in accordance with subsection (5) and shall be mailed by the Trustee to such Holders at their address last appearing on the register of the Special Warrants maintained by the Trustee or by wire transfer or delivery of a cheque to the Depository, as applicable.  All Special Warrant Certificates representing Special Warrants in respect of which the Refund Amounts have been paid to the Holders shall be deemed to have been cancelled on the Default Deadline or on the date which is within five (5) days after the Shareholders' Meeting, as applicable, and the Trustee shall record the deemed cancellation of such Special Warrant Certificates on the register of the Special Warrants.  The Trustee shall furnish the Company with a certificate identifying the Special Warrant Certificates deemed to have been cancelled.  All Special Warrants represented by Special Warrant Certificates which have been deemed to have been cancelled pursuant to this subsection  shall be without further force and effect whatsoever.

(5)

All disbursements of money made in accordance with the provisions of this  shall be made by cheque drawn upon a Canadian Schedule I chartered bank or by official cheque drawn upon the account of the Trustee made payable to or to the order of the persons entitled to disbursement or by wire transfer or delivery of such cheque to the Depository, as applicable, and in the correct amount (less all amounts required to be withheld by the Company by law, including without limitation, under the Income Tax Act (Canada)).  If the Trustee delivers any such cheque or makes any such wire transfer, the Trustee shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not paid on due presentation or such wire transfer is not received; provided that in the event of the non-receipt of such cheque or wire transfer by the payee, or the loss or destruction thereof, the Trustee, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque or a replacement wire transfer in the amount of such non-received wire transfer.

13.3

GMP ACTING AS AGENT FOR ALL UNDERWRITERS

For all purposes of this Article 13, whenever a direction, notice, consent, authorization or other instrument or agreement is to be delivered by the Underwriters to the Trustee hereunder, both the Trustee and the Company shall be entitled to rely on any instrument or agreement signed by GMP, acting as agent for all Underwriters, and the signature of any other Underwriter shall not be required.

ARTICLE 14
GENERAL PROVISIONS

14.1

EXECUTION

This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

14.2

FORMAL DATE

This Indenture may be referred to as bearing the formal date May 29, 2003 irrespective of the actual date of execution hereof.

14.3

SATISFACTION AND DISCHARGE OF INDENTURE

Upon the earlier of:

(1)

the date by which there shall have been delivered to the Trustee for exercise or destruction all Special Warrant Certificates theretofore certified hereunder;

(2)

the Expiry Time; or

(3)

upon the payment to the Holders of the Refund Amount payable to the last of the Holders to whom such payment is due under section .

and if all certificates representing Units, if any, required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Trustee in accordance with such provisions, this Indenture shall cease to be of any force and effect and the Trustee, on demand of and at the cost and expense of the Company and upon delivery to the Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.  Notwithstanding the foregoing, the indemnities provided to the Trustee by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.

14.4

PROVISIONS OF INDENTURE AND SPECIAL WARRANTS FOR
THE SOLE BENEFIT OF PARTIES AND HOLDERS

Nothing in this Indenture or in the Special Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NORTHERN ORION EXPLORATIONS LTD.

Per: ____________________________________

Per: ____________________________________

GRIFFITHS McBURNEY & PARTNERS

Per: (signed) "Robert Cross"____

Per: (signed) "Mark Wellings"__

BMO NESBITT BURNS INC.

Per: (signed) "Mark Wellings"__

Per: ____________________________________

PACIFIC CORPORATE TRUST COMPANY

Per: (signed) "Yasmine Juma"

Per: (signed) "Dianna Reimer"__

SCHEDULE "A"
to the Special Warrant Indenture between Northern Orion Explorations Ltd.,

Griffiths McBurney & Partners, BMO Nesbitt Burns Inc. and

Pacific Corporate Trust Company dated as of May 29, 2003

FORM OF SPECIAL WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SPECIAL WARRANTS].

[For U.S. Persons, persons in the United States or persons acting for the account or benefit of a U.S. Person or a person in the United States, the following legend is to be applied in addition to the foregoing legend.]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

SPECIAL WARRANT CERTIFICATE
NORTHERN ORION EXPLORATIONS LTD.

(Incorporated under the laws of British Columbia)

CUSIP 66557D117

No. ●

●

SPECIAL WARRANTS entitling the Holder to acquire, subject to adjustment, one Unit of Northern Orion Explorations Ltd. for each Special Warrant represented hereby

THIS CERTIFICATE IS TO CERTIFY that for value received ●

(herein referred to as the "Holder") is the registered holder of the number of Special Warrants of Northern Orion Explorations Ltd. (the "Company") stated above and is entitled to acquire for each Special Warrant represented hereby (without payment of any additional consideration) one Unit of the Company consisting of one common share in the capital of the Company (a "Common Share") and one half of one share purchase warrant, where each whole warrant (a "Warrant") entitles the Holder to acquire an additional Common Share at a price of $0.20 per Common Share until May 29, 2008, all in the manner and subject to the restrictions and adjustments set forth in the Special Warrant Indenture (as hereinafter defined), at any time during the Exercise Period (as herein defined).  Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Special Warrant Indenture.

The "Exercise Period" shall be the period commencing on the first Business Day following the date on which the Shareholder Approval has been received by the Company and expiring at the Expiry Time.

The "Expiry Time" shall be 5:00 p.m. (Toronto time) on the Expiry Date.

The "Expiry Date" shall be the earlier of:

(a)

the later of:

2

(i)

the Business Day following the satisfaction of the Release Conditions; and

(ii)

the third Business Day following the Qualification Date; and

(b)

four months and a day after the Closing Date.

The Special Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an indenture (which indenture together with all other instruments ancillary thereto is referred to herein as the "Special Warrant Indenture") dated as of May 29, 2003 among the Company, GMP and Pacific Corporate Trust Company (the "Trustee").  Reference is hereby made to the Special Warrant Indenture for a full description of the rights of the holders of the Special Warrants, the Company and the Trustee in respect thereof, and the terms and conditions upon which the Special Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Special Warrant Indenture were herein set forth.  By acceptance of this Certificate, the Holder assents to all provisions of the Special Warrant Indenture.  To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Special Warrant Indenture, the Special Warrant Indenture shall prevail.  The Company will furnish to the holder of this Certificate, upon request and without charge, a copy of the Special Warrant Indenture.

The Escrowed Proceeds shall be deposited in escrow with the Trustee, as escrow agent.  If the Release Conditions have not been satisfied prior to the earlier of  (i) July 31, 2003 and (ii) any day prior to this date on which the Company publicly announces the termination of the Acquisition, or such other date as the Holders shall determine in accordance with the terms of the Special Warrant Indenture (the "Release Deadline"), all Holders shall receive a Default Notice in accordance with the terms of the Special Warrant Indenture.  Unless a Holder elects to exercise all of his Special Warrants by completing the Election Form attached to this Certificate and delivering same to the Trustee prior to the Default Deadline, the Company will deliver to such Holders the Refund Amount in the manner provided in the Special Warrant Indenture.

The Company shall use its reasonable best efforts to file the Prospectus (to qualify the distribution of the Underlying Securities upon exercise or deemed exercise of the Special Warrants in the Qualifying Jurisdictions) and to obtain the Final Receipt within 90 days after the Closing Date.

In the event that prior to the Expiry Time the Holder has not exercised the Special Warrants represented hereby, and, if Default has occurred, the Trustee has received the attached election form from the Holder, then all of the Special Warrants represented by this Certificate shall be deemed to have been exercised into Units immediately prior to the Expiry Time without any further action on the part of the Holder.

Upon exercise or deemed exercise, the Special Warrants so exercised shall be void and of no value or effect.

Certificates representing the Common Shares and Warrants issued upon exercise or deemed exercise of the Special Warrants (reflecting any adjustments as provided herein and in the Special Warrant Indenture) shall, within three (3) Business Days after the Exercise Date, be mailed by the Company to the address of the Holder thereof last appearing on the register of Holders maintained by the Trustee.  The Warrants shall be issued pursuant to the terms of a Warrant Indenture.

3

Except in the circumstances provided in subsection  of the Special Warrant Indenture, the right to acquire Units may only be exercised by the Holder within the time set forth above by:

(a)

duly completing and executing the Exercise Form attached hereto; and

(b)

surrendering this Special Warrant Certificate to the Trustee at the principal transfer office of the Trustee in the City of Vancouver, British Columbia.

If the Special Warrants represented by this Certificate are exercised by the Holder prior to the Expiry Time, the Common Shares and Warrants making up the Units issued upon exercise of the Special Warrants and the Common Shares issuable upon exercise of the Warrants shall be subject to hold periods under applicable securities legislation and the certificates representing such securities shall be endorsed with legends to that effect.

The Special Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the offices referred to above.

Upon surrender of these Special Warrants, the person or persons in whose name or names the Units issuable upon exercise of the Special Warrants are to be issued shall be deemed for all purposes (except as provided in the Special Warrant Indenture) to be the holder or holders of record of such Units and the Company has covenanted that it will (subject to the provisions of the Special Warrant Indenture) cause a certificate or certificates representing the Units to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within three (3) Business Days.

The Special Warrant Indenture provides for adjustments to certain rights of holders including the number of common shares issuable upon exercise or deemed exercise of the Special Warrants upon subdivision, consolidation or reclassification of the Common Shares or any reclassification, capital reorganization, amalgamation or merger of the Company and certain distributions of securities, including rights, options or warrants to purchase Common Shares or securities convertible or exchangeable into Common Shares or assets of the Company.  The Holder should refer to the Special Warrant Indenture which provides for adjustments in certain other events.

The terms and conditions relating to the Special Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Special Warrant Indenture.  The Special Warrant Indenture contains provisions making binding upon all Holders of Special Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants.

The holding of the Special Warrants evidenced by this Certificate shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the Company except such rights as may be provided in the Special Warrant Indenture or in this Certificate.

4

At any time prior to the Expiry Time, the Holder of this Certificate may, upon compliance with the reasonable requirements of the Trustee and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Units as are issuable under this Certificate.

The Special Warrants evidenced by this Certificate may only be transferred upon due execution and delivery to the Trustee of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Special Warrant Indenture and compliance with such other reasonable requirements as the Trustee may prescribe.

The Special Warrants represented hereby and securities which may be acquired hereunder have not been registered under the U.S. Securities Act and may not be transferred to or exercised by a person that is, or is acting on behalf of, any U.S. Person or person within the United States (collectively, a "U.S. Holder") unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act.  The Holder agrees to inform the Company promptly if he is or becomes a U.S. Holder.  In the event of a deemed exercise of the Special Warrants, unless the Holder has previously informed the Company that he is a U.S. Holder, the Holder shall be deemed to have represented and warranted to the Company as of the date of such exercise that he is not a U.S. Holder.

This Special Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Trustee under the Special Warrant Indenture.

The registered holder of this Special Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Special Warrant Certificate evidencing the Warrants registered in his name and all documents relating to such Special Warrants. Le detenteur inscrit du present certificat de bons de souscription reconnait expressement avoir demande et consenti que le present certificat attestant qu'il est le detenteur inscrit de bons de souscription, ainsi que tous les documents s'y rapportant, soient rediges en anglais seulement.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be signed as of the _____ day of ________, 2003.

NORTHERN ORION EXPLORATIONS LTD.

By: _____________________________________

Name:
Title:

5

This Special Warrant Certificate is one of the Special Warrant Certificates referred to in the Special Warrant Indenture.

PACIFIC CORPORATE TRUST COMPANY
Trustee, Vancouver

By: ______________________________________

Authorized Officer

6

EXERCISE FORM

To:

NORTHERN ORION EXPLORATIONS LTD.

And To:

                       PACIFIC CORPORATE TRUST COMPANY

(a)

The undersigned Holder of the Special Warrants evidenced by the within Certificate hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below and that number of Warrants which is 50% of such number of Common Shares, such Common Shares and Warrants being issuable upon exercise of such Special Warrants pursuant to the terms specified in the said Special Warrants and the Special Warrant Indenture.

(b)

The undersigned hereby acknowledges that he is aware that if the said right is being exercised before [the date which is four months and a day after the date of issuance of his Special Warrants], the Common Shares and Warrants received on exercise may be subject to restrictions on resale under applicable securities legislation.

(c)

In connection with this subscription: (check one)

[  ]  The undersigned hereby certifies that (i) he is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933), (ii) at the time of exercise he is not within the United States, and (iii) he is not exercising any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or Person within the United States; OR

[  ]  The undersigned is delivering a written opinion of U.S. Counsel to the effect that the Special Warrants and the Common Shares and Warrants to be delivered upon exercise hereof have been registered under the United States Securities Act of 1933 or are exempt from registration thereunder; OR

[  ]  The undersigned hereby certifies as follows:

(i)

the undersigned is a Person within the United States at the time of exercise and is an "accredited investor'' as defined in Rule 501(a) under the United States Securities Act of 1933;

(ii)

the undersigned acknowledges that he is acquiring the Common Shares and Warrants for his own account for investment purposes only, and not with a view to any resale, distribution or other disposition in violation of the United States Securities Act of 1933 or applicable state securities laws;

(iii)

the undersigned has been provided the opportunity to ask questions and solicit information concerning the business and financial condition of the Company, has utilized such access to his full satisfaction and has received from the Company all information he has requested; and

7

(iv)

the undersigned has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the Common Shares.

(d)

The undersigned hereby irrevocably directs that the Common Shares and Warrants be issued and delivered as follows:

Name(s) in full	Address(es) (include Postal Code)	Number(s) of Common Shares	Number of Warrants 50% of the number of Common Shares

TOTAL

(Please print full name in which certificate(s) are to be issued. If any of the Common Shares and Warrants are to be issued to a Person or Persons other than the Holder, the Holder must pay to the Trustee all requisite taxes or other government charges.)

Dated this _______ day of ________________________, ____________.

__________________________________
Signature Guaranteed                                                                            Signature of Registered Holder

                                                                                                                _______________________________________

                                                                                                                Name of Registered Holder

[   ]   Please check box if certificates representing these Common Shares and Warrants are to be delivered at the office of the Trustee where this Special Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address(es) set forth in (d) above.

8

Instructions:

The registered holder may exercise his right to receive Common Shares and Warrants by completing this form and surrendering this form and the Special Warrant Certificate representing the Special Warrants being exercised to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C., V6C 3B8.  Certificates for Common Shares and Warrants shall be delivered or mailed within three (3) Business Days after the exercise of the Special Warrants.

If the Exercise Form indicates that Common Shares and Warrants are to be issued to a person or persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Schedule "A" major chartered bank/trust company, or a member of an acceptable medallion guarantee program.  The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".  Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program.  In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company.

If the registered holder exercises his right to receive Common Shares and Warrants prior to the Expiry Date, the Common Shares and Warrants may be subject to a hold period and may be issued with a legend reflecting such hold period.

9

TRANSFER FORM

ANY TRANSFER OF SPECIAL WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To:

NORTHERN ORION EXPLORATIONS LTD.

And To:

                PACIFIC CORPORATE TRUST COMPANY

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to ______________________________________, ________ Special Warrants represented by this Special Warrant Certificate and does hereby irrevocably appoint__________________________ _________________________as its attorney with full power of substitution to transfer the said Special Warrants on the appropriate register of the Trustee.

DATED this ______ day of __________________________, ____________.

______________________________
Signature Guaranteed                                                                        Signature of Registered Holder

                                                                                                                                                 ______________________________________________

                                                                                                             Name of Registered Holder

(The following to be completed by the transferee)

In connection with this transfer the undersigned transferee hereby certifies that (i) he is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933), (ii) at the time of transfer he is not within the United States, and (iii) he is not acquiring any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or Person within the United States.

__________________________
Signature Guaranteed                                                                            Signature of Transferee

__________________________
Date                                                                                                        Name of Transferee (Please Print)

10

Instructions:

Signature of the Holder must be the signature of the registered holder appearing on the face of this Special Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule "A" major chartered bank/ trust company or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

Special Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Special Warrant Indenture.  The transfer of Special Warrants may result in the Common Shares and Warrants received upon the exercise of the Special Warrants not being freely tradable in the jurisdiction of the purchaser.

11

ELECTION FORM

To:

Pacific Corporate Trust Company

10th Floor - 625 Howe Street

Vancouver, BC

V6C 3B8

The undersigned hereby elects to exercise ____________ Special Warrants represented by the within Special Warrant Certificate and encloses a duly completed and executed Exercise Form.

DATED this _______

 day of ___________

, 2003.

______________________________________________________

Signature of Registered Special Warrantholder

______________________________________________________

Name of Registered Special Warrantholder

______________________________________________________

Address of Registered Special Warrantholder

SCHEDULE "B"

to the Special Warrant Indenture between Northern Orion Explorations Ltd.,

Griffiths McBurney & Partners, BMO Nesbitt Burns Inc.

Pacific Corporate Trust Company dated as of May 29, 2003

RELEASE CERTIFICATE

TO:

Pacific Corporate Trust Company

RE:

Special Warrant Indenture (the "Special Warrant Indenture") dated as of May 29, 2003 between Northern Orion Explorations Ltd., Griffiths McBurney & Partners, BMO Nesbitt Burns Inc. and Pacific Corporate Trust Company

Pursuant to Article 13 of the Special Warrant Indenture, the undersigned hereby certifies that the Release Conditions, other than receipt of all shareholder, regulatory and other approvals, have been satisfied.

Pursuant to subsection 13.1(3) of the Special Warrant Indenture, the Escrowed Proceeds are to be released as follows:

(a)

$_______________ to the Company;

(b)

$_______________ to GMP for the Underwriters' Fee and earned interest thereon;

(c)

$_______________ to GMP for the Underwriters' expenses; and

(d)

$_______________ to GMP for the Fiscal Advisory Fee.

Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Special Warrant Indenture.

DATED this              day of                        , 2003.

NORTHERN ORION EXPLORATIONS LTD.

By: ______________________________________

      Authorized Signing Officer

2

GRIFFITHS McBURNEY & PARTNERS

By: ______________________________________

      Authorized Signing Officer

BMO NESBITT BURNS INC.

By: ______________________________________

      Authorized Signing Officer

The Company further confirms that all shareholder, regulatory and other approvals (including, without limitation, the Shareholder Approval) have been obtained.

NORTHERN ORION EXPLORATIONS LTD.

By:  _________________________________
                                                                              Authorized Signing Officer

SCHEDULE "C"

to the Special Warrant Indenture between Northern Orion Explorations Ltd.,

Griffiths McBurney & Partners, BMO Nesbitt Burns Inc. and

Pacific Corporate Trust Company dated as of May 29, 2003

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO:

Pacific Corporate Trust Company
as registrar and transfer agent
for Special Warrants of Northern Orion Explorations Ltd.

The undersigned (a) acknowledges that the sale of the securities of Northern Orion Explorations Ltd. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Company as that term is defined in Rule 405 of the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a Designated Offshore Securities Market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any Directed Selling Efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________                ________________________________
                                                                        Print Name of Seller

By:  _____________________________

Name:

Title:

RIO ALGOM LIMITED

and

WHEATON RIVER MINERALS LTD.

and

NORTHERN ORION EXPLORATIONS LTD.

AGREEMENT

for the sale and purchase of

the Alumbrera Interests

Page

ARTICLE 1

INTERPRETATION

1

ARTICLE 2

SALE OF THE ALUMBRERA INTERESTS

11

ARTICLE 3

CONSIDERATION

12

ARTICLE 4

CONDITIONS PRECEDENT

14

ARTICLE 5

PRE-COMPLETION UNDERTAKINGS

18

ARTICLE 6

COMPLETION

18

ARTICLE 7

POST-COMPLETION UNDERTAKINGS AND

ACKNOWLEDGEMENTS

23

ARTICLE 8

RIO ALGOM WARRANTIES

24

ARTICLE 9

PURCHASERS' WARRANTIES

25

ARTICLE 10

CLAIMS AGAINST RIO ALGOM

26

ARTICLE 11

CLAIMS AGAINST WHEATON AND NORTHERN ORION

29

ARTICLE 12

PURCHASERS' DISCLOSURE DOCUMENTS

32

ARTICLE 13

ENTIRE AGREEMENT

33

ARTICLE 14

VARIATION ETC

33

ARTICLE 15

ASSIGNMENT

33

ARTICLE 16

ANNOUNCEMENTS

33

ARTICLE 17

COSTS

34

-i-

ARTICLE 18

INVALIDITY

35

ARTICLE 19

COUNTERPARTS

35

ARTICLE 20

NOTICES

35

ARTICLE 21

GOVERNING LAW AND JURISDICTION

36

ARTICLE 22

FURTHER ASSURANCE

37

SCHEDULE 1

ALUMBRERA INTERESTS

1

SCHEDULE 2

RIO ALGOM AGREEMENTS

1

SCHEDULE 3

RIO ALGOM WARRANTIES

1

SCHEDULE 4

PARENTS' WARRANTIES

1

SCHEDULE 5

COMPLETION STEPS

1

SCHEDULE 6

CAPITALIZATION

1

SCHEDULE 7

RIO ALGOM PERSONS

1

SCHEDULE 8

WHEATON PERSONS

1

SCHEDULE 9

NORTHERN ORION PERSONS

1

- ii -

SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made effective as of the 2nd day of April, 2003

BETWEEN

RIO ALGOM LIMITED, a corporation amalgamated under the laws of the Province of Ontario, Canada, whose registered office is at Suite 4200, Toronto Dominion Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6, Canada

- and -

WHEATON RIVER MINERALS LTD., a corporation incorporated under the laws of the Province of Ontario, Canada, whose principal office is at Suite 1560, 200 Burrard Street, Vancouver, B.C., V6C 3L6, Canada

- and -

NORTHERN ORION EXPLORATIONS LTD., a corporation incorporated under the laws of the Province of British Columbia, Canada, whose head office is at Suite 250, 1075 West Georgia Street, Vancouver, B.C., V6E 3C9, Canada

IT IS AGREED as follows:

ARTICLE 1
INTERPRETATION

1.1

In this Agreement and all Schedules hereto, the following expressions shall have the following meanings:

"50% of the Shareholder Subordinated Loan Agreement Assigned Rights" has the meaning given in paragraph  of Schedule ;

"Accounts" means in relation to any financial year of MEB, Cayman Acquisition Co. or Canada Acquisition Co.:

(i)

the audited balance sheet of that company (and the audited consolidated balance sheet, if any, of that company and its subsidiaries) as at the Accounts Date in respect of that financial year; and

(ii)

the audited income statement of that company (and the audited consolidated income statement, if any, of that company and its subsidiaries) in respect of that financial year,

together with any notes, reports or statements included in or annexed to them;

"Accounts Date" means in relation to any financial year of any company, the last day of that financial year;

"Agreement Among Guarantors" means the agreement dated as of February 26, 1997 made between MIM, Wheaton (as assignee of North) and Rio Algom;

"Agreement Among Sponsors" means the agreement dated as of November 30, 2000 made among MAA, MIM, Wheaton (as assignee of North) and Rio Algom;

"Alumbrera Consideration" means the consideration for the Alumbrera Interests specified in Clause ;

"Alumbrera Interests" means together the shares, loans receivable, contractual rights and other assets described in Schedule ;

"Alumbrera Project" means the development, establishment and operation of the copper and gold mining facilities with respect to the Bajo de la Alumbrera deposit in Northwestern Argentina operated by MAA;

"Applicable Laws" shall mean, with respect to any person, any law (including common law and the laws of equity), constitution, statute, treaty, regulation, rule, ordinance, order, decision, directive, declaration, decree, injunction, writ, judgment, ruling or award from or issued by any Official Body applicable to such person or any of its properties, assets, officers, directors or employees;

"Assigned Loan Rights" means together 50% of the Shareholder Subordinated Loan Agreement Assigned Rights, the RBI Subordinated Loan Agreement Assigned Rights and the MNR Subordinated Loan Agreement Assigned Rights and the rights and obligations of Rio Algom under the Common Security Agreement and Transfer Restrictions Agreement in respect of the Subordinated Loans and the foregoing;

"Assigned MEB Share Rights" mean the MEB Shares and the rights and obligations of Rio Algom as a shareholder of MEB under the MEB Shareholders Agreement, the MEB Funding Agreement and the MAA Shareholders Agreement, being the rights and obligations which were originally those of Rio Algom Investments Inc.

"Business Day" means a day on which banks generally are open in Houston, Bermuda, Toronto, Vancouver and London, England for the transaction of normal banking business;

"Canada Acquisition Co." means Canada Pampas Ltd., a corporation incorporated under the laws of the Province of Ontario whose shares and any outstanding debt will be held 50% by Northern Orion Canco and 50% by Wheaton Canco, and which corporation will acquire the Assigned Loan Rights;

"Cayman Acquisition Co." means Cayman Pampas Ltd., a corporation incorporated under the laws of the Cayman Islands whose shares and any outstanding debt will be held 50% by Northern Orion Cayco and 50% by Wheaton Cayco, and which corporation will acquire the Assigned MEB Share Rights;

"Claim Against Northern Orion" means any claim for breach of a Northern Orion Warranty;

"Claim Against Rio Algom" means any claim for breach of a Rio Algom Warranty;

"Claim Against Wheaton" means any claim for breach of a Wheaton Warranty;

"Common Security Agreement" means the agreement dated as of February 26, 1997, as amended and assigned and now made among MAA, MIP, MEB, Wheaton Alumbrera (as assignee of Wheaton Cayman, assignee of the rights and obligations of Affiliates of North Limited under certain Subordinated Loan Agreements (as defined therein)), Rio Algom as assignee of the rights and obligations of RBI and certain of the rights and obligations of MEB under certain Subordinated Loan Agreements (as defined therein), ABN AMRO Bank (Belgie) N.V., a banking company organised under the laws of the Netherlands, Australia and New Zealand Banking Group Limited, a banking company organised under the laws of Australia, Canadian Imperial Bank of Commerce, a commercial bank organised under the laws of Canada, Citibank, N.A., a national banking association organised under the laws of the United States of America, for itself, as administrative agent for the Bank Lenders and as Collateral Accounts Sub-Agent (both expressions as defined therein), Dresdner Bank AG, a banking corporation organised under the laws of the Federal Republic of Germany, Kreditanstalt fur Wiederaufbau, a public corporation under the laws of the Federal Republic of Germany, Eximbank and the Trustee;

"Common Warranties" has the meaning assigned to the term in Part  of Schedule ;

"Completion" means completion of the sale and purchase of the Alumbrera Interests under this Agreement;

"company" means a company, body corporate, association or society, or body politic and corporate, however and wherever incorporated;

"Conditions Precedent" means the conditions specified in  below;

"Disclosure Document" has the meaning assigned to the term in  below;

"Disclosure Letter" means the letter from Rio Algom to the Parents signed and delivered immediately before entry into of this Agreement disclosing for the purposes of this Agreement:

(iii)

information constituting exceptions to the Rio Algom Warranties; and

(iv)

particulars of other matters referred to in this Agreement;

"Easement Support Agreement" means the agreement dated as of February 26, 1997 made among MIM, Wheaton (as assignee of North), Rio Algom, MAA and the Trustee;

"EDC" has the meaning assigned to the term in Clause ;

"EFIC" has the meaning assigned to the term in Clause ;

"Effective Date" means April 2, 2003;

"Eximbank" means Export-Import Bank of the United States, an agency of the United States of America;

"Financial Statements" mean the unaudited consolidated financial statements of MEB for the fiscal years ended 2002, 2001 and 2000 each consisting of a balance sheet, a statement of income, a statement of retained earnings and a statement of changes in financial position and any notes to such financial statements;

"Guarantee and Confidentiality Undertaking" means the Guarantee and Confidentiality Undertaking dated as of February 26, 1997 made among Rio Algom, Wheaton (as assignee of North) and the other parties hereto and appended to the amended and restated MAA Shareholders Agreement;

"Last Accounts" means in relation to any company, the Accounts of that company in respect of its most recently completed financial year;

"LIBOR" means the rate per annum, calculated in the basis of a year of 360 days, which is equal to the arithmetic mean (rounded, if necessary, to the nearest fifth decimal place) of the respective offered rates for US$ deposits for a period of 90 days as they appear on the Reuters display page designated as "LIBO" (or such other page as may replace such page on such service, or on another service designated by the British Bankers' Association for the purpose of displaying the rates at which US$ deposits are offered by leading banks in the London inter-bank market) at or about 11:00 a.m. (London time) on the date two London business days prior to the relevant day;

"Loss" means any and all loss, liability, damage, cost or expense actually suffered or incurred by a Party resulting from any breach of a Warranty, including the reasonable costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto, but

(v)

excluding loss of profits, indirect or consequential damages, special damages, and excluding any contingent liability until it becomes actual;

(vi)

reduced by any net tax benefit to the Party who has suffered the Loss; and

(vii)

reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other person;

"MAA" means Minera Alumbrera Limited (Argentine Branch), a branch registered under the laws of Argentina of Minera Alumbrera Limited, a company incorporated under the laws of Antigua and Barbuda;

"May 2003 Payment" has the meaning assigned to the term in Clause 5.2;

"MAA Shareholders Agreement" means the amended and restated shareholders agreement dated as of February 26, 1997 made between MEB, MIP, MAA, Rio Algom, Medina and MIM, as subsequently amended;

"MEB" means Musto Explorations (Bermuda) Limited, a company incorporated under the laws of Bermuda;

"MEB Funding Agreement" means the agreement made as of February 26, 1997 between Wheaton (as assignee of North), Medina, Wheaton Cayman (as assignee of NFB), Rio Algom and MEB;

"MEB Shareholders Agreement" means the agreement dated as of February 26, 1997 between Wheaton (as assignee of North), Medina, Wheaton Cayman (as assignee of NFB), Rio Algom and MEB;

"MEB Shares" means the issued shares in MEB at the date of this Agreement and at Completion which are registered in the name of Rio Algom (and any other members of the Rio Algom Group);

"Medina" means Medina Ltd., a company incorporated under the laws of Bermuda;

"MIGA" means the Multilateral Investment Guarantee Agency;

"MIM" means M.I.M. Holdings Limited, a company incorporated under the laws of Queensland, Australia;

"MIP" means Mount Isa Pacific Pty. Ltd., a company incorporated under the laws of Queensland, Australia;

"MNR Subordinated Loan Agreement" means the MNR subordinated loan agreement dated as of September 4, 1997, as amended, restated and now made among MAA, MIP, Wheaton Alumbrera (as assignee of Wheaton Cayman, the assignee of NFB) and Rio Algom (as assignee of RBI);

"MNR Subordinated Loan Agreement Assigned Rights" has the meaning given in paragraph  of Schedule ;

"MNR Subordinated Loan Agreement Assignment and Assumption Agreement" means the assignment and assumption agreement dated as of February 28, 2001 between RBI and Rio Algom with respect to the MNR Subordinated Loan Agreement;

"NFB" means North Finance (Bermuda) Limited, a company incorporated under the laws of Bermuda;

"North" means North Limited (ACN 005 233 689), a company incorporated under the laws of Victoria, Australia;

"North Finance" means North Finance Limited (ABN 73 008 581 217), a company incorporated under the laws of the Australian Capital Territory;

"Northern Orion" means Northern Orion Explorations Ltd., a corporation incorporated under the laws of the Province of British Columbia;

"Northern Orion Canco" means Northern Orion Canada Pampas Ltd., a direct wholly-owned subsidiary of Northern Orion incorporated under the laws of the Province of Ontario whose assets at Completion will include 50% of the issued and outstanding shares and debt of Canada Acquisition Co.;

"Northern Orion Canco Note" has the meaning assigned to the term in Clause ;

"Northern Orion Cayco" means Northern Orion Cayman Pampas Ltd., a direct wholly-owned subsidiary of Northern Orion Canco incorporated under the laws of the Cayman Islands whose assets at Completion will include 50% of the issued and outstanding shares and debt of Cayman Acquisition Co.;

"Northern Orion Loan" has the meaning assigned to the term in Clause ;

"Northern Orion Security Agreement" has the meaning assigned to the term in Clause ;

"Northern Orion Warranties" means the warranties set out in Part  and Part  of Schedule ;

"OBCA" means the Business Corporations Act (Ontario);

"Official Body" means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, judicial entity or arbitrator, whether foreign or domestic;

"Original Wheaton Agreement" means the agreement between Rio Algom and Wheaton Cayman evidenced by letters dated March 6, 2003, March 20, 2003 and April 3, 2003;

"Parents" means, together, Wheaton and Northern Orion;

"Parents' Alumbrera Interests" means those Alumbrera Interests which do not constitute Assigned Loan Rights or Assigned MEB Share Rights, including the rights and obligations of Rio Algom under the MEB Funding Agreement, the MEB Shareholders Agreement and the Transfer Restrictions Agreement which Rio Algom has as an original party to these agreements and not as successor to Rio Algom Investments Inc. or assignee of RBI;

"Parents' Disclosure Letter" means the letter from the Parents to Rio Algom signed and delivered immediately before entry into of this Agreement disclosing for the purposes of this Agreement:

(viii)

information constituting exceptions to the Parents' Warranties; and

(ii)

particulars of other matters referred to in this Agreement;

"Parents' Group" at any time means the group of companies comprising the Parents and their respective subsidiaries at that time and shall be deemed to include Canada Acquisition Co., Cayman Acquisition Co., Wheaton Canco, Wheaton Cayco, Northern Orion Canco and Northern Orion Cayco;

"Parents Security Agreements" mean the Wheaton Security Agreement and the Northern Orion Security Agreement;

"Parents' Warranties" means, collectively, the Wheaton Warranties and the Northern Orion Warranties;

"Parties" means Rio Algom, Wheaton and Northern Orion and "Party" means any one of them;

"Permit" shall mean any and all permits, licences, concessions, approvals, certificates, consents, certificates of approval, rights, privileges or franchises, registrations (including any required export/import approvals) and exemptions of any nature and other authorizations, including any environmental permits, conferred or otherwise granted by any Official Body and used or required in connection with the Alumbrera Project or the business of MEB as currently being conducted;

"person" includes an individual, partnership, company, corporation, joint stock company, trust (including a business trust), unincorporated association, joint venture and other entity and any Official Body;

"Properties" shall mean the lands and premises of which MAA is the registered, recorded or beneficial owner or holder, or in which it has been granted, leased or conceded any right, title or interest by any person;

"RBI" means RAL (Barbados) Inc., a company incorporated under the laws of Barbados;

"RBI Subordinated Loan Agreement" means the subordinated loan agreement dated as of February 26, 1997, between RBI and MAA, as subsequently amended;

"RBI Subordinated Loan Agreement Assigned Rights" has the meaning given the term in paragraph  of Schedule ;

"RBI Subordinated Loan Agreement Assignment and Assumption Agreement" means the assignment and assumption agreement dated February 28, 2001 between RBI and Rio Algom with respect to the RBI Subordinated Loan Agreement;

"Reimbursement Agreement" means the agreement dated as of November 30, 2000 made among MAA, MIM, Wheaton (as assignee of North) and Rio Algom;

"Rio Algom" means Rio Algom Limited, a corporation amalgamated under the laws of the Province of Ontario, Canada and (i) the successor by amalgamation to the rights and obligations of Rio Algom Investments Inc. under the Alumbrera Agreements and (ii) the assignee of the rights of RBI under the MNR Subordinated Loan Agreement and the RBI Subordinated Loan Agreement;

"Rio Algom Agreements" means, collectively, the agreements described in Schedule  and "Rio Algom Agreement" means any one of them;

"Rio Algom Group" at any time means together (a) BHP Billiton plc, BHP Billiton Limited and their respective subsidiaries at that time and (b) Rio Algom and its subsidiaries at that time (but in any case excluding, for the avoidance of doubt, MEB);

"Rio Algom Warranties" means the warranties set out in Schedule ;

"Rio Tinto" means Rio Tinto Limited, a company incorporated in the State of Victoria, Australia;

"RTFL" means Rio Tinto Finance Limited (ACN 008 559 046), a company incorporated under the laws of the Australian Capital Territory, Australia;

"Schedules" means Schedules  to 9 to this Agreement and "Schedule" shall be construed accordingly;

"Security Agreement" means the agreement dated as of April 6, 2001 made among MAA, MIM, Wheaton (as assignee of North), Rio Algom, Wheaton Alumbrera (as assignee of Wheaton Cayman, assignee of RTFL) and the Trustee;

"security interest" means any security interest of any nature whatsoever including, without limitation, any mortgage, charge, pledge, lien, assignment by way of security or other encumbrance or similar interest under the laws of any relevant jurisdiction;

"Senior Lenders" has the meaning assigned to the term in the Common Security Agreement;

"Shareholder Subordinated Loan Agreement" means the amended and restated shareholder subordinated loan agreement dated as of June 6, 1996 between MAA, MIP and Wheaton Alumbrera (as assignee of Wheaton Cayman) and Rio Algom as assignees of the original interests of MEB, as subsequently amended;

"Shareholder Subordinated Loan Agreement Assignment and Assumption Agreement" means the assignment and assumption agreement dated as of February 28, 2001 between MEB and Rio Algom with respect to the Shareholder Subordinated Loan Agreement;

"Subordinated Loans" means the aggregate outstanding indebtedness owed by MAA to Rio Algom pursuant to the MNR Subordinated Loan Agreement, RBI Subordinated Loan Agreement and Shareholder Subordinated Loan Agreement;

"subsidiary" in relation to a particular company, has the meaning assigned to the term in Section 1(2) of the OBCA as in force at the date hereof;

"Taxes" means all taxes, including all income, sales, goods and services, value-added, capital, capital gains, transfer, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, custom, stamp or excise duties, fees, assessments, re-assessments, levies or similar charges in the nature of a tax including government pension plan and plan contributions, employment insurance payments and workers compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties, imposed by any Official Body, and whether disputed or not;

"Transfer Restrictions Agreement" means the agreement dated as of February 26, 1997 between MIM, Wheaton (as assignee of North), Rio Algom, MIP, MEB, Wheaton Alumbrera (as assignee of Wheaton Cayman, as assignee of North Finance), Citibank, N.A., as administrative agent for the Bank Lenders (as defined in the Common Security Agreement), Kreditanstalt Fur Wiederaufbau, Eximbank and the Trustee;

"Trustee" means Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) or such other entity which is for the time being trustee on behalf of the Senior Lenders;

"US$" or "US dollar" means the lawful currency for the time being of the United States of America;

"UTE Agreement" means the agreement dated April 27, 1994 between Yacimientos Mineros de Agua de Dionisio (YMAD) and Minera Alumbrera Limited, as amended;

"Warranties" means collectively the Rio Algom Warranties and the Parents' Warranties;

"Wheaton" means Wheaton River Minerals Ltd., a corporation incorporated under the laws of the Province of British Columbia and the assignee of the rights and obligations of North under the agreements referred to in this Clause ;

"Wheaton Alumbrera" means Wheaton River (Alumbrera) Ltd., a company organised under the laws of the Province of Ontario;

"Wheaton Cayman" means Wheaton River (Cayman Islands) Ltd., a company incorporated under the laws of the Cayman Islands and the assignee of certain of the rights and obligations of Medina, RTFL, NFB, and North Finance under the agreements referred to in this Clause ;

"Wheaton Loan" has the meaning assigned to the term in Clause ;

"Wheaton Canco" means Wheaton River Canada Pampas Ltd., a direct wholly-owned subsidiary of Wheaton incorporated under the laws of the Province of Ontario whose assets at Completion will include 50% of the issued and outstanding shares and debt of Canada Acquisition Co.;

"Wheaton Canco Note" has the meaning assigned to the term in Clause ;

"Wheaton Cayco" means Wheaton River Cayman Pampas Ltd., a direct wholly-owned subsidiary of Wheaton Canco incorporated under the laws of the Cayman Islands whose assets at Completion will include 50% of the issued and outstanding shares and debt of Cayman Acquisition Co.;

"Wheaton Security Agreement" has the meaning assigned to the term in Clause ; and

"Wheaton Warranties" means the warranties set out in Part  and Part  of Schedule .

Other terms may be defined elsewhere in this Agreement and, unless otherwise indicated, shall have such meaning indicated throughout this Agreement.

1.2

In this Agreement and the Schedules hereto, unless the context otherwise requires:

(a)

the division of this Agreement into articles, clauses and schedules and the insertion of a contents page and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, clause and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words "hereto", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Agreement and not to any particular section or portion of it. References to an Article, Clause or Schedule refer to the applicable article, clause or schedule of this Agreement;

(b)

unless specified otherwise, reference in this Agreement to a statute refers to that statute as it may be amended from time to time, or to any restated or successor legislation of comparable effect;

(c)

references to any document or agreement, including this Agreement, include such document or agreement as amended, novated, substituted, varied, supplemented or replaced from time to time;

(d)

words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all or any other gender;

(e)

all accounting and financial terms used herein, unless specifically provided to the contrary, shall be interpreted and applied in accordance with generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its Handbook concerning treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers;

(f)

any reference to the term "including" means "including without limitation" and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

(g)

nothing in this Agreement is intended expressly or by implication to, or shall, confer upon any person, other than the Parties, Canada Acquisition Co. and Cayman Acquisition Co., any rights or remedies of any kind;

(h)

if any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day; and

(i)

any reference to a document "in the agreed form" is to the form of the relevant document agreed between the Parties after the execution of this Agreement and delivered at Completion for execution (in each case with such amendments as may be agreed by or on behalf of Rio Algom and the Parents).

1.3

The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement. Any reference to "this Agreement" shall include the Schedules.

ARTICLE 2
SALE OF THE ALUMBRERA INTERESTS

2.1

On and subject to the terms and conditions set forth herein, Rio Algom shall sell all but not less than all of the Alumbrera Interests and the Parents shall (i) cause Canada Acquisition Co. to purchase all but not less than all of the Assigned Loan Rights; (ii) cause Cayman Acquisition Co. to purchase all but not less than all of the Assigned MEB Share Rights and (iii) severally, as to 50% each, acquire the Parents' Alumbrera Interests; and in each case together with (except as otherwise provided herein) all rights which at the Effective Date were, or at any time thereafter and prior to Completion became, attached to them, free from all security interests, options, claims, or other third party rights (including rights of pre-emption) of any nature whatsoever other than (y) the security interest in the Assigned Loan Rights granted to the Trustee on behalf of the Senior Lenders pursuant to the Common Security Agreement and (z) all rights of persons (other than members of the Rio Algom Group) under the Rio Algom Agreements.

ARTICLE 3
CONSIDERATION

3.1

The total consideration (the "Alumbrera Consideration") payable for the Alumbrera Interests shall be US$180,000,000.  Each Parent severally agrees to cause Canada Acquisition Co. and Cayman Acquisition Co. to pay 50% of the portion of the Alumbrera Consideration payable by, as the case may be, Canada Acquisition Co. or Cayman Acquisition Co., in accordance with the provisions hereof. The Alumbrera Consideration payable in respect of the Assigned Loan Rights shall be paid by Canada Acquisition Co. and the Alumbrera Consideration payable in respect of the Assigned MEB Share Rights shall be paid by Cayman Acquisition Co.

3.2

The Alumbrera Consideration shall be allocated among the Alumbrera Interests as follows:

(a)

for the Assigned Loan Rights, the sum of US$71,500,000;

(b)

for the Assigned MEB Share Rights, the sum of US$108,500,000; and

(c)

for the Parents' Alumbrera Interests, the assumption by the Parents, severally and as to 50% each, of the obligations of Rio Algom thereunder.

3.3

On Completion: (i) Canada Acquisition Co. shall assume and agree to perform and discharge all of the obligations and liabilities of Rio Algom in relation to the Assigned Loan Rights, (ii) Cayman Acquisition Co. shall assume and agree to perform and discharge all of the liabilities and obligations of Rio Algom in relation to the Assigned MEB Share Rights, (iii) the Parents shall severally, as to 50% each, assume and agree to perform and discharge all of the obligations and liabilities of Rio Algom in relation to the Parents' Alumbrera Interests and (iv) the Parents shall severally agree, as to 50% each, to release and to indemnify and hold Rio Algom harmless in respect of all such liabilities and obligations.

3.4

Subject to Clauses  and , the Alumbrera Consideration shall be payable in cash at Completion by wire transfer to such account as Rio Algom may direct not less than 24 hours before Completion.

3.5

If Wheaton so elects prior to the date of Completion, Rio Algom shall lend an amount of up to US$25,000,000 to Wheaton Canco to be used to fund a portion of the Alumbrera Consideration payable by Canada Acquisition Co., such amount, if any, being referred to as the "Wheaton Loan". Notwithstanding the preceding sentence, Rio Algom shall only be obliged to extend the Wheaton Loan to the extent that Wheaton is unable to obtain sufficient financing to fund the entire amount of Wheaton's 50% share of the Alumbrera Consideration (US$90,000,000). The Wheaton Loan shall mature on May 30, 2005 and bear interest at the annual rate of LIBOR plus 2% payable monthly in arrears on the 15th day of each month. LIBOR shall be determined on the first business day of each calendar quarter with reference to LIBOR in effect on the last business day of the preceding calendar quarter. The Wheaton Loan will be evidenced by a promissory note from Wheaton Canco (the "Wheaton Canco Note") in favour of Rio Algom in the agreed form. The promissory note will be secured by a first priority security interest in favour of Rio Algom over: (i) all shares and debt of Canada Acquisition Co. owned by Wheaton Canco; (ii) all shares and debt of Wheaton Cayco; and (iii) all shares and debt of Cayman Acquisition Co. owned by Wheaton Cayco pursuant to a security agreement or security agreements (the "Wheaton Security Agreement") between Rio Algom, Canada Acquisition Co., Wheaton Canco, Wheaton Cayco, Cayman Acquisition Co. and Wheaton in the agreed form and which shall contain covenants, including but not limited to the covenants set out in Clauses  and .

3.6

Wheaton agrees with Rio Algom that while any indebtedness under the Wheaton Canco Note remains outstanding:

(a)

no indebtedness will be incurred by Canada Acquisition Co., Wheaton Cayco or Cayman Acquisition Co. (other than indebtedness to shareholder(s) of the debtor in respect of which such shareholder(s) have granted security in favour of Rio Algom pursuant to the Parents' Security Agreements or other agreement acceptable to Rio Algom, acting reasonably);

(b)

no security will be created or permitted to exist in respect of the Alumbrera Interests or any assets held by Canada Acquisition Co., Cayman Acquisition Co. or Wheaton Cayco, except security in favour of Rio Algom and security heretofore granted or hereafter required to be granted in respect of the Alumbrera Interests pursuant to the Rio Algom Agreements (as in force on the date hereof);

(c)

all indebtedness incurred by Wheaton Canco from time to time and all security granted from time to time on the property and assets of Wheaton Canco will be subordinated and postponed to repayment in full of the Wheaton Canco Note and the security constituted by the Wheaton Security Agreement, by agreement acceptable to Rio Algom, acting reasonably; and

(d)

without Rio Algom's prior written approval (which approval will not be unreasonably withheld):

(i)

neither Wheaton Canco nor Wheaton Cayco will assign any of its shares, beneficial interests, participation rights in or other equivalents to equity interests (however designated) in Wheaton Cayco, Canada Acquisition Co. or Cayman Acquisition Co. or any rights, options, warrants or other securities exercisable for, exchangeable for or convertible into an equity interest in any of them (such equity interests and rights to acquire equity interests being collectively referred to as "equity interests") or any indebtedness of Wheaton Cayco, Canada Acquisition Co. or Cayman Acquisition Co. held by it;

(ii)

none of Wheaton Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will issue any equity interests (other that equity interests issued to its shareholder(s) in respect of which such shareholder(s) have granted security in favour of Rio Algom pursuant to the Parents' Security Agreements or other agreement acceptable to Rio Algom, acting reasonably);

(iii)

none of Wheaton Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will incur any liabilities or obligations, other than indebtedness permitted by Clause  above;

(iv)

Canada Acquisition Co., Cayman Acquisition Co. and MEB will not transfer, directly or indirectly, any of the Assigned Loan Rights or Assigned MEB Share Rights or shares in MAA held by MEB and indirectly forming a portion of the Alumbrera Interests; and

(v)

none of Wheaton Canco, Wheaton Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will engage in any business or activities other than in connection with holding, directly or indirectly, interests in the Alumbrera Project, it being understood that the sole purpose of Canada Acquisition Co. and Cayman Acquisition Co. will be to hold the Alumbrera Interests acquired by them;

3.7

While any portion of the Wheaton Loan remains outstanding Wheaton shall cause the following amounts to be paid to Rio Algom on account of the Wheaton Loan: (i) 37.5% of all payments made by MAA in respect of the Subordinated Loans and (ii) 18.75% of all dividends paid by MAA to MEB. Such payments will be made to Rio Algom within two Business Days of MAA making the relevant payment and shall be applied first to accrued and unpaid interest and thereafter to the principal amount owing on the Wheaton Loan.

3.8

If Northern Orion so elects prior to the date of Completion, Rio Algom shall lend an amount of up to US$30,000,000 to Northern Orion Canco to be used to fund a portion of the Alumbrera Consideration payable by Canada Acquisition Co., such amount, if any, being referred to as the "Northern Orion Loan". Notwithstanding the preceding sentence, Rio Algom shall only be obliged to extend the Northern Orion Loan to the extent that Northern Orion is unable to obtain sufficient financing to fund the entire amount of Northern Orion's 50% share of the Alumbrera Consideration (US$90,000,000).  The Northern Orion Loan shall mature on May 30, 2005.  The principal amount up to and including US$25,000,000 outstanding under the Northern Orion Loan shall bear interest at the annual rate of LIBOR plus 2% payable monthly in arrears on the 15th day of each month and the balance of the outstanding principal amount in excess of US$25,000,000 shall bear interest at the annual rate of LIBOR plus 5% payable monthly on the 15th day of each month. LIBOR shall be determined on the first business day of each calendar quarter with reference to LIBOR in effect on the last business day of the preceding calendar quarter. The Northern Loan will be evidenced by a promissory note from Northern Orion Canco (the "Northern Orion Canco Note") in favour of Rio Algom in the agreed form.  The promissory note  will be secured by a first priority security interest in favour of Rio Algom over: (i) all shares and debt of Canada Acquisition Co. owned by Northern Orion Canco; (ii) all shares and debt of Northern Orion Cayco; and (iii) all shares and debt of Cayman Acquisition Co. owned by Northern Orion Cayco pursuant to a security agreement or security agreements (the "Northern Orion Security Agreement") between Rio Algom, Canada Acquisition Co., Northern Orion Canco, Northern Orion Cayco, Cayman Acquisition Co. and Northern Orion in the agreed form and shall: (i) provide that, in the event of any default by Northern Orion Canco in the repayment of the Northern Orion Canco Note, Wheaton shall be entitled to purchase the Northern Orion Canco Note and Northern Orion Security Agreement from Rio Algom upon payment by Wheaton of an amount equal to the outstanding indebtedness of Northern Orion Canco to Rio Algom, and (ii) contain covenants, including but not limited to the covenants set out in Clauses  and .

3.9

Northern Orion agrees with Rio Algom that while any indebtedness under the Northern Orion Canco Note remains outstanding:

(a)

no indebtedness will be incurred by Canada Acquisition Co., Northern Orion Cayco or Cayman Acquisition Co. (other than indebtedness to shareholder(s) of the debtor in respect of which such shareholder(s) have granted security in favour of Rio Algom pursuant to the Parents' Security Agreements or other agreement acceptable to Rio Algom, acting reasonably);

(b)

no security will be created or permitted to exist in respect of the Alumbrera Interests or any assets held by Canada Acquisition Co., Cayman Acquisition Co. or Northern Orion Cayco, except security in favour of Rio Algom and security heretofore granted or hereafter required to be granted in respect of the Alumbrera Interests pursuant to the Rio Algom Agreements (as in force on the date hereof);

(c)

all indebtedness incurred by Northern Orion Canco from time to time and all security granted from time to time on the property and assets of Northern Orion Canco will be subordinated and postponed to repayment in full of the Northern Orion Canco Note and the security constituted by the Northern Orion Security Agreement, by agreement acceptable to Rio Algom, acting reasonably; and

(d)

without Rio Algom's prior written approval (which approval will not be unreasonably withheld):

(i)

neither Northern Orion Canco nor Northern Orion Cayco will assign any of its shares, beneficial interests, participation rights in or other equivalents to equity interests (however designated) in Northern Orion Cayco, Canada Acquisition Co. or Cayman Acquisition Co. or any rights, options, warrants or other securities exercisable for, exchangeable for or convertible into an equity interest in any of them (such equity interests and rights to acquire equity interests being collectively referred to as "equity interests") or any indebtedness of Northern Orion Cayco, Canada Acquisition Co. or Cayman Acquisition Co. held by it;

(ii)

none of Northern Orion Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will issue any equity interests (other that equity interests issued to its shareholder(s) in respect of which such shareholder(s) have granted security in favour of Rio Algom pursuant to the Parents' Security Agreements or other agreement acceptable to Rio Algom, acting reasonably);

(iii)

none of Northern Orion Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will incur any liabilities or obligations, other than indebtedness permitted by Clause  above;

(iv)

Canada Acquisition Co., Cayman Acquisition Co. and MEB will not transfer, directly or indirectly, any of the Assigned Loan Rights or Assigned MEB Share Rights or shares in MAA held by MEB and indirectly forming a portion of the Alumbrera Interests; and

(v)

none of Northern Orion Canco, Northern Orion Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will engage in any business or activities other than in connection with holding, directly or indirectly, interests in the Alumbrera Project, it being understood that the sole purpose of Canada Acquisition Co. and Cayman Acquisition Co. will be to hold the Alumbrera Interests acquired by them;

3.10

Northern Orion shall guarantee the Northern Orion Loan.  If Northern Orion Canco defaults in payment of all or part of the Northern Orion Loan, Northern Orion shall be directly liable to Rio Algom, as primary obligor, for payment of the amount in default and interest payable thereon pursuant to Clause .

3.11

If any member of the Parents' Group fails to pay any sum which it is obliged to pay under this Agreement or in respect of the Wheaton Loan or the Northern Orion Loan on the date on which such payment is due, such member shall pay interest on the amount the payment of which is in default at an annual rate equal to LIBOR plus 10% from time to time (as well after as before judgment) for the period from and including the due date to but excluding the date upon which such amount together with all interest on it is paid in full. Interest payable under this Clause  shall be calculated in the manner set forth in Clauses  and , capitalised at the end of each calendar month and paid without the need for the payee to make a demand for it.

3.12

Rio Algom shall be entitled to assign any or all of its rights under the Wheaton Canco Note and the Northern Orion Canco Note and under the related Parent Security Agreement or other security (i) to BHP Billiton plc. or BHP Billiton Limited or to any wholly-owned subsidiary of either of them without consent; and (ii) to any other person with the prior consent of Wheaton, in the case of the Wheaton Canco Note and Wheaton Security Agreement or Northern Orion, in the case of the Northern Orion Canco Note and Northern Orion Security Agreement, such consent not to unreasonably be withheld or delayed.

ARTICLE 4
CONDITIONS PRECEDENT

4.1

Each of the conditions precedent set out in this Clause  shall be for the mutual benefit of the Parties. Completion by each Party of its obligations in respect of the sale and purchase of the Alumbrera Interests shall be conditional upon each of the following conditions precedent having been satisfied in full at or before the time of Completion unless waived by all Parties in writing:

(a)

the prior written consent of the Supermajority Lenders (as defined in the Common Security Agreement) to the transfer (including by way of security) of the Alumbrera Interests (and the assumption of related obligations) under this Agreement and the Parents' Security Agreements having been obtained;

(b)

if the Eximbank Guarantee (as defined in or for the purposes of the Transfer Restrictions Agreement) is in effect, the written consent of Eximbank to the identity and jurisdiction of the Parents, Canada Acquisition Co. and Cayman Acquisition Co. as the transferees of the MEB Shares and the Assigned Loan Rights having been obtained;

(c)

the consent of the Trustee on behalf of the Senior Lenders to the transfer, assumption and assignment of 50% of Rio Algom's rights and obligations under the Easement Support Agreement in favour of Wheaton and of the remaining 50% of Rio Algom's rights and obligations under the Easement Support Agreement in favour of Northern Orion;

(d)

confirmation having been obtained from each of the Export Finance Development Corporation ("EFIC") and/or the Export Development Corporation ("EDC") that it has consented to the transfer of the Alumbrera Interests, as set forth in the EFIC/EDC Policy dated February 26, 1997;

(e)

such consents and assignments having been obtained from MIGA as may be necessary to effect the transactions contemplated hereby;

(f)

all other material consents and approvals of third parties which in each case are required in connection with the transactions contemplated herein having been obtained;

(g)

all consents, approvals and authorisations of and filings with and notifications to governmental authorities and regulatory agencies which in each case are necessary for the transactions contemplated herein having been obtained or effected and all applicable waiting periods, if any, under any applicable law, statute, regulation or rule having expired or terminated (as the case may be), including any necessary approval of the Bermuda monetary authorities;

(h)

no law or governmental or court order or any legal proceeding to or by which, in any case, any of Rio Algom, the Parents, Cayman Acquisition Co., Canada Acquisition Co., Wheaton Canco, Wheaton Cayco, Northern Orion Canco, Northern Orion Cayco or any person in which any of the Alumbrera Interests is, at the date of this Agreement, vested or any of the Alumbrera Interests is subject or bound having been entered, issued or commenced between the date of this Agreement and the date of Completion which has the effect or seeks to have the effect of prohibiting the sale and purchase of the Alumbrera Interests or other transactions contemplated herein or making such transactions illegal;

(i)

an acknowledgement having been obtained from MAA in the agreed form addressed to Rio Algom, the Parents, Cayman Acquisition Co. and Canada Acquisition Co. of the assignments by Rio Algom effected by or under the assignment agreements referred to in Clauses  and , duly executed by MAA;

(j)

there shall have been received the certificate signed by MAA and addressed to the Trustee on behalf of the Senior Lenders and Eximbank as required by Section 2.07(c) of the Transfer Restrictions Agreement;

(k)

a certificate from Rio Algom to the Trustee on behalf of the Senior Lenders and Eximbank to the effect that neither the transfer of the MEB Shares nor the transfer of the Subordinated Loans, individually or in the aggregate, is reasonably expected to have a material adverse effect upon (i) the security interests in the Subordinated Loans created or purported to be created for the benefit of the Senior Lenders by or pursuant to the Common Security Agreement or the Security Documents or (ii) the rights of the Senior Lenders under any existing political risk insurance policy or under any security interest in the UTE Agreement or the mining lease, MAA's rights of exploration or exploitation or mining concessions, if any, provided that Rio Algom may state in such certificate that it makes no certification with respect to the perfection of any security interests referenced in subclauses (i) and (ii) above;

(l)

a consent, acknowledgement and certificate of Wheaton, Northern Orion, Cayman Acquisition Co. and Canada Acquisition Co. addressed to the Trustee on behalf of the Senior Lenders and Eximbank as required by Section 2.07(d) of the Transfer Restrictions Agreement;

(m)

MIM and MIP (i) confirming that, in connection with the transfer of the Alumbrera Interests hereunder, it will not assert that any of Wheaton, Northern Orion, Canada Acquisition Co. or Cayman Acquisition Co. is not of reasonable stature in the mining industry and cannot reasonably be expected to be able to satisfy the obligations of Rio Algom in respect of the Alumbrera Project and all other conditions to the sale of the Alumbrera Interests set forth in the MAA Shareholders Agreement shall have been complied with and (ii) providing such other consents and other approvals as may reasonably be required of them under the Rio Algom Agreements; and

(n)

All board and other internal approvals reasonably required by Rio Algom and each of the Parents for the completion of the transactions contemplated herein shall have been obtained.

4.2

Each of the conditions precedent set out in this Clause  shall be for the exclusive benefit of Rio Algom and Rio Algom may waive any or all of them in whole or in part in writing. Completion by Rio Algom of its obligations in respect of the sale and purchase of the Alumbrera Interests shall be conditional upon each of the following conditions precedent having been satisfied in full at or before the time of Completion:

(a)

the Parents having delivered the documents referred to in Clause ;

(b)

Rio Algom and the other members of the Rio Algom Group having received releases in form and substance satisfactory to Rio Algom, in respect of all obligations and liabilities in respect of MEB, MAA, the Alumbrera Project and the financing provided to MEB and MAA to fund development and operation of the Alumbrera Project, including under all Rio Algom Agreements;

(c)

Rio Algom having received such opinions of the Parents' respective counsel and of counsel for MEB and MAA as it may reasonably require; and

(d)

the Parents having complied with all of their other covenants and obligations under this Agreement.

4.3

Each of the conditions precedent set out in this Clause  shall be for the exclusive benefit of Wheaton and Wheaton may waive any or all of them in whole or in part in writing. Completion by Wheaton of its obligations in respect of the sale and purchase of the Rio Algom Interests shall be conditional upon each of the following conditions precedent having been satisfied in full at or before the time of Completion:

(a)

Wheaton being satisfied that the financial and technical information presented in the economic summary provided by Rio Algom to Northern Orion on February 13, 2003 is materially accurate;

(b)

Wheaton having received such opinions of Rio Algom's counsel and of counsel for MAA and MEB as Wheaton may reasonably require;

(c)

Rio Algom having delivered all of the documents referred to in Clause ; and

(d)

Rio Algom having complied with all of its covenants and other obligations under this Agreement.

4.4

Each of the conditions precedent set out in this Clause  shall be for the exclusive benefit of Northern Orion and Northern Orion may waive any or all of them in whole or in part in writing. Completion by Northern Orion of its obligations in respect of the sale and purchase the Alumbrera Interests shall be conditional upon each of the following conditions precedent having been satisfied in full at or before the time of Completion:

(a)

Northern Orion being satisfied that the financial and technical information presented in the economic summary provided by Rio Algom to Northern Orion on February 13, 2003 is materially accurate;

(b)

Northern Orion having raised net cash proceeds of not less than US$60,000,000, after payment of commissions and other expenses, in order primarily to fund (in whole or in part) 50% of the Alumbrera Consideration;

(c)

Northern Orion having received such opinions of Rio Algom's counsel and of counsel for MAA and MEB as Northern Orion may reasonably require;

(d)

Rio Algom having delivered all of the documents referred to in Clause ; and

(e)

Rio Algom having complied with all of its covenants and other obligations under this Agreement.

4.5

Each of the Parents undertakes with Rio Algom:

(a)

to make, or cause Canada Acquisition Co. and Cayman Acquisition Co. to make, all appropriate applications for consent, approval or authorisations, notifications and filings required under any applicable legislation to be made by such Parent, Cayman Acquisition Co. and Canada Acquisition Co. forthwith after execution of this Agreement (to the extent not already made); and

(b)

to use their reasonable commercial efforts to ensure that the Condition Precedent specified in, as the case may be, Clause  or  is fulfilled as soon as reasonably practicable and in any event prior to the date of Completion.

4.6

Wheaton undertakes with Rio Algom and Northern Orion to use all reasonable commercial efforts to ensure that the Conditions Precedent referred to in Clause  are fulfilled as soon as reasonably practicable and in any event prior to the date of Completion.

4.7

Northern Orion undertakes with Wheaton and Rio Algom to use all reasonable commercial efforts to ensure that the Conditions Precedent referred to in Clauses  and  are fulfilled as soon as reasonably practicable and in any event prior to the date of Completion.

4.8

Rio Algom undertakes with the Parents to use all reasonable commercial efforts to ensure that the Conditions Precedent referred to in Clauses  to , ,  and  are fulfilled as soon as reasonably practicable and in any event prior to the date of Completion.

4.9

Rio Algom shall keep the Parents advised of the progress towards fulfilment of the Conditions Precedent specified in Clause  and shall notify the Parents promptly after Rio Algom becomes aware of each such Condition Precedent being fulfilled. Each Parent shall keep Rio Algom advised of its progress towards fulfilment of the Conditions Precedent specified in Clauses , ,  and  and shall notify Rio Algom promptly after it becomes aware of each such Condition Precedent being fulfilled.

4.10

Subject to Clause , if any of the Conditions Precedent (save for those the fulfilment of which has been waived in writing in accordance with the terms of this Agreement and other than those for the benefit of Northern Orion as set forth in Clause ) has not been fulfilled prior to the date of Completion, this Agreement (other than Clause , , ,  and ) shall, unless the Parties otherwise agree, automatically terminate and no Party shall have any claim of any nature whatsoever against any other Party under this Agreement (save in respect of its accrued rights arising from any prior breach of this Agreement).

ARTICLE 5
PRE-COMPLETION UNDERTAKINGS

5.1

Rio Algom shall ensure that, pending Completion, neither Rio Algom nor any of its subsidiaries shall do or procure any act or omission which, if the Rio Algom Warranties were repeated at or at any time up to Completion, would constitute or give rise to a breach of any Rio Algom Warranty as so repeated.

5.2

The Parties acknowledge that, on or about May 30, 2003, Rio Algom received a payment from MAA in respect of principal and interest on the Subordinated Loans in the net amount of US$11,209,928.88 (after deduction of Argentine withholding taxes).  The Parties agree that Rio Algom received such payment subject to and burdened by the terms of this Agreement and that, on Completion, Canada Acquisition Co. will be entitled to and Rio Algom shall remit the amount of US$2,802,482.22 (the "May 2003 Payment"), representing 25% of such net amount to Canada Acquisition Co., as contemplated by Clause 6.2(b) and that Rio Algom shall be entitled to retain the balance. If the amount of the loan advance requested by Northern Orion pursuant to Clause 3.8 exceeds US$25,000,000, then notwithstanding Clause 3.8, the amount which Rio Algom is actually obliged to lend to Northern Orion Canco in respect of the Northern Orion Loan pursuant to said Clause 3.8 shall be reduced by an amount equal to the lesser of (i) $1,401,241.11 and (ii) the amount by which the advance requested by Northern Orion exceeds US$25,000,000.

5.3

Neither Rio Algom nor any of its subsidiaries shall, pending Completion, create any security interest in or over the Alumbrera Interests.

ARTICLE 6
COMPLETION

6.1

Completion shall take place at the offices of Fasken Martineau DuMoulin LLP at Suite 4200, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1N6 (or at such other place or places as Rio Algom and the Parents may agree) after all the Conditions Precedent set forth in  have been fulfilled or waived but shall, in any event, take place no later than June 23, 2003. The events referred to in the following provisions of this  shall take place on Completion in the manner set forth in Schedule ..

6.2

On Completion, Rio Algom shall deliver to:

(a)

Cayman Acquisition Co., an instrument of transfer of the MEB Shares duly executed by Rio Algom (and any other company in the Rio Algom Group which, immediately prior to Completion, is registered in the register of members of MEB) together with the relevant share certificates;

(b)

Canada Acquisition Co., a cheque in the amount determined in accordance with Clause 5.2;

(c)

Cayman Acquisition Co., an irrevocable direction to withhold from the Alumbrera Consideration payable to Rio Algom, the amount of the Wheaton Loan and to deliver such amount to Wheaton Canco on behalf of Rio Algom;

(d)

Cayman Acquisition Co., an irrevocable direction to withhold from the Alumbrera Consideration payable to Rio Algom, the amount of the Northern Orion Loan and to deliver such amount to Northern Orion Canco on behalf of Rio Algom;

(e)

Canada Acquisition Co., assignment and assumption agreements, in form and substance acceptable to Rio Algom and the Parents acting reasonably, assigning to Canada Acquisition Co. the Assigned Loan Rights duly executed by Rio Algom;

(f)

Cayman Acquisition Co., Wheaton and Northern Orion, as applicable, assignment and assumption agreements, in form and substance acceptable to Rio Algom and the Parents acting reasonably, assigning and transferring to Cayman Acquisition Co., Wheaton and Northern Orion, as applicable, in accordance with Clause  all the rights and obligations of Rio Algom under each of the Rio Algom Agreements, other than any Assigned Loan Rights, duly executed by Rio Algom;

(g)

Cayman Acquisition Co., letters from Mr. Ian Ashby, resigning from his position as a director of MAA, a member of the UTE Management Committee and a director of MEB and from Mr. John A.H. Bush resigning from his position as a director of MEB, the letters in each case containing confirmation that the signatory has no claims (whether statutory, contractual or otherwise) against the company concerned for compensation for loss of office or termination of employment or for unpaid remuneration or otherwise;

(h)

Cayman Acquisition Co., a release executed by Rio Algom releasing, on behalf of itself and any relevant companies in the Rio Algom Group, MAA and MEB from any liability which MAA or MEB may owe to Rio Algom and other companies in the Rio Algom Group except in the ordinary course of business, under the Rio Algom Agreements or as contemplated in this Agreement;

(i)

the Parents, a certificate of the company secretary or other appropriate officer or director of Rio Algom in the agreed form:

(i)

to the effect that the articles and by-laws attached to the certificate are correct and complete copies of Rio Algom's articles and by-laws as in effect at the date of Completion;

(ii)

to the effect that the resolutions of the board of directors of Rio Algom attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by Rio Algom under this Agreement are correct and complete copies of the relevant resolutions;

(iii)

attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents referred herein on behalf of Rio Algom and certifying the genuineness of such signatures; and

(iv)

to the effect that the Rio Algom Warranties are true and correct in all material respects (except for those which are qualified by the term material, which shall be true and correct in all respects) as if made on the date of Completion.

6.3

On Completion, the Parents (in the case of each Parent, severally with the other Parent as to 50% each with respect to Canada Acquisition Co. and Cayman Acquisition Co., and otherwise only with respect to matters involving such Parent's Group) shall cause to be delivered to Rio Algom:

(a)

by Cayman Acquisition Co. the portion of the Alumbrera Consideration payable upon Completion by it;

(b)

by Canada Acquisition Co. the portion of the Alumbrera Consideration payable on Completion by Canada Acquisition Co.;

(c)

by Wheaton Canco and Northern Orion Canco, the Wheaton Canco Promissory Note and the Northern Orion Promissory Note, respectively;

(d)

from Northern Orion the guarantee in respect of its obligations referred to in Clause  in form and substance acceptable to Rio Algom and Northern Orion;

(e)

assignment and assumption agreements in form and substance acceptable to Rio Algom and the Parents, acting reasonably, assigning to Canada Acquisition Co. the Assigned Loan Rights duly executed by the Canada Acquisition Co.;

(f)

assignment and assumption agreements, in form and substance acceptable to Rio Algom and the Parents, acting reasonably, assigning to Cayman Acquisition Co., Wheaton and Northern Orion, as applicable, in accordance with Clause  all of the rights and obligations of Rio Algom under each of the other Rio Algom Agreements duly executed by Cayman Acquisition Co., Wheaton and Northern Orion, as applicable;

(g)

the consent, acknowledgement and certificate of the Parents, Canada Acquisition Co. and Cayman Acquisition Co. in the agreed form addressed to the Trustee and Eximbank, duly executed by such Parties and delivered pursuant to Clause ;

(h)

the Wheaton Security Agreement and the Northern Orion Security Agreement, duly executed by the parties thereto and certificates evidencing all outstanding shares and debt of Canada Acquisition Co., Cayman Acquisition Co., Wheaton Cayco and Northern Orion Cayco duly endorsed for transfer as required by the terms and conditions of the Wheaton Security Agreement and the Northern Orion Security Agreement;

(i)

an agreement in form satisfactory to Rio Algom whereby the Parents, Cayman Acquisition Co. and Canada Acquisition Co. severally assume and agree to perform and discharge all of the liabilities and obligations of Rio Algom and other members of the Rio Algom Group in relation to the Alumbrera Interests and agree to indemnify and hold harmless Rio Algom and all other members of the Rio Algom Group in respect of all such obligations and liabilities, all as contemplated in Section ; and

(j)

a certificate of the company secretary or other appropriate officer or director of Wheaton in the agreed form:

(i)

to the effect that the articles and by-laws attached to the certificate are correct and complete copies of the constitutional documents of Wheaton and each of Wheaton Canco, Wheaton Cayco, Cayman Acquisition Co. and Canada Acquisition Co. as in effect at the date of Completion;

(ii)

to the effect that the resolutions of the board of directors of Wheaton and each of Cayman Acquisition Co. and Canada Acquisition Co. attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by Wheaton, Cayman Acquisition Co. or Canada Acquisition Co. under this Agreement is a correct and complete copy of the relevant resolutions;

(iii)

attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of Wheaton, Wheaton Canco, Wheaton Cayco, Cayman Acquisition Co. and Canada Acquisition Co. and certifying the genuineness of such signatures; and

(iv)

to the effect that the Wheaton Warranties are true and correct in all material respects as of the date of Completion (except for those which are qualified by the term material, which shall be true and correct in all respects); and

(k)

a certificate of the company secretary or other appropriate officer or director of Northern Orion in the agreed form:

(i)

to the effect that the articles and by-laws attached to the certificate are correct and complete copies of the constitutional documents of Northern Orion and each of Northern Orion Canco, Northern Orion Cayco, Cayman Acquisition Co. and Canada Acquisition Co. as in effect at the date of Completion;

(ii)

to the effect that the resolutions of the board of directors of Northern Orion and each of Northern Orion Canco, Northern Orion Cayco, Cayman Acquisition Co. and Canada Acquisition Co. attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Parent, Cayman Acquisition Co. or Canada Acquisition Co. under this Agreement is a correct and complete copy of the relevant resolutions;

(iii)

attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of Northern Orion, Cayman Acquisition Co. and Canada Acquisition Co. and certifying the genuineness of such signatures; and

(iv)

to the effect that the Northern Orion Warranties are true and correct in all material respects as of the date of Completion (except for those which are qualified by the term material, which shall be true and correct in all respects).

6.4

Completion is conditional upon each of Rio Algom and the Parents complying with their obligations under this . If Rio Algom or either Parent fails to comply fully with its obligations under this  and Completion does not occur and subject to Clause :

(a)

each Party must return to the others all documents delivered to it under this ;

(b)

each Party must repay to the others all payments received by it under this ; and

(c)

each Party must do everything reasonably required by the other Parties to reverse any action taken under this ,

without prejudice to any other rights which a Party may have in respect of that failure by another of them, except as expressly provided herein.

6.5

Notwithstanding any other provision of this Agreement, if (i) the Conditions Precedent set out in Clause  are not satisfied; (ii) Northern Orion fails to comply with any provision of this Agreement, or (iii) Northern Orion is unable to obtain all necessary funding or consents to enable it to fulfil its obligations hereunder, with the result that Northern Orion does not complete the transactions contemplated herein at the time for Completion as determined in accordance with this Agreement, Northern Orion shall cease to be a party to this Agreement and (w) all of Northern Orion's rights and obligations hereunder (other than the Conditions Precedent set out in Clause ) shall be deemed to be assumed by Wheaton; (x) all references herein to Northern Orion shall be deemed to be references to Wheaton; (y) all references to Northern Orion Canco and Northern Orion Cayco shall be deemed to be references to Wheaton Canco and Wheaton Cayco, respectively; and (z) Wheaton and Rio Algom shall be obliged to proceed with the purchase and sale of the Alumbrera Interests as set forth and on the terms and conditions set out herein, provided that the date of Completion shall be extended past the date as otherwise so determined by the number of days between April 3, 2003 and the date on which Northern Orion has informed Wheaton in writing of its inability to obtain all such necessary funding or consents or the relevant event in (i) or (ii) above occurs.

6.6

In the event that Completion does not occur in the manner contemplated by this Agreement (other than by reason of Rio Algom failing to comply with its obligations hereunder): (i) this Agreement shall be terminated without prejudice to any of the rights and remedies of Rio Algom, Northern Orion or Wheaton, except as expressly provided herein; (ii) Wheaton shall be deemed to have forever waived its pre-emption right under Section 2.4 of the MEB Shareholders Agreement and released Rio Algom from any past, present or future liability or obligation with respect to such right; (iii) Rio Algom, BHP Billiton and their representatives, associates and affiliates shall be deemed to have released Wheaton and its representatives, associates and affiliates from any past, present or future liability or obligation with respect to such right and with regard to this Agreement, the Original Wheaton Agreement and the Proposed Transaction (as defined in the Original Wheaton Agreement); and (iv) Wheaton shall not object, under Section 2.04 of the MEB Shareholders Agreement, to the transfer of the MEB Shares to a third party.

ARTICLE 7
POST-COMPLETION UNDERTAKINGS AND ACKNOWLEDGEMENTS

7.1

The Parents undertake with Rio Algom (in its own right and as trustee for and on behalf of each other company in the Rio Algom Group) that:

(a)

they shall procure that, as soon as reasonably practicable after Completion and in any event within one month afterwards, MEB shall cease in any manner whatsoever from using or displaying any trade marks or names, designs or logos owned or primarily used by a company or companies in the Rio Algom Group or any confusingly similar mark, name or logo;

(b)

after Completion, MEB shall not hold itself out as being in any way connected with or interested in the Rio Algom Group; and

(c)

while any portion of the Wheaton Loan or Northern Orion Loan remains outstanding, Rio Algom will receive, within 120 days after the end of the respective financial years of MEB, Cayman Acquisition Co. and Canada Acquisition Co., the Accounts of such companies as well as other financial information reasonably requested by Rio Algom.

ARTICLE 8
RIO ALGOM WARRANTIES

8.1

Rio Algom makes the Rio Algom Warranties to the Parents, all of which Rio Algom Warranties shall be deemed to be given at the date of this Agreement and as at the date of Completion and acknowledges that the Parents have entered into this Agreement (inter alia) in reliance upon the Rio Algom Warranties.

(a)

Rio Algom shall bear no liability in respect of any Claim Against Rio Algom if the facts or circumstances giving rise thereto are disclosed or referred to in the Disclosure Letter or provided for or stated to be exceptions under the terms of this Agreement or are otherwise known to the Parents at the date of this Agreement. For the purposes of this Clause , the expressions "known to the Parents", "of which the Parents are aware" or similar expressions mean the awareness or (as the case may be) knowledge, information and belief at the relevant time of any of the persons listed on Part A of Schedules 8 and .

8.2

Each of the Rio Algom Warranties shall be construed as a separate warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Rio Algom Warranty or any other term of this Agreement.

8.3

Subject to Clause , the rights and remedies of the Parents in respect of the Rio Algom Warranties shall not, unless this Agreement expressly provides otherwise, be affected by: (a) Completion or (b) the termination or rescission of this Agreement by the Parents (or any failure by the Parents to so terminate or rescind).

8.4

Rio Algom undertakes to notify the Parents in writing promptly if it becomes aware before Completion of any breach of any Rio Algom Warranty or any circumstance arising after the date of this Agreement which constitutes a breach of any Rio Algom Warranty.

8.5

The Parents hereby acknowledge that they do not enter into this Agreement in reliance on any warranties or undertakings howsoever or to whomsoever made except in so far as such are embodied in the Rio Algom Warranties and the undertakings and indemnities contained in this Agreement.

8.6

Any amount paid by Rio Algom to the Parents for breach of any of the Rio Algom Warranties or any other term of this Agreement shall be treated as a reduction in the Alumbrera Consideration.

8.7

The expressions "known to Rio Algom" and "so far as Rio Algom is aware" or similar expression qualifying any Rio Algom Warranty set out in Part B of Schedule  means the awareness at the date of this Agreement, of those persons listed in Part A of Schedule  7 attached to this Agreement, such persons having made reasonable enquiries of those persons listed in Part B of Schedule 7 attached to this Agreement.

8.8

Each Parent hereby warrants that none of the persons referred to in, as the case may be, Schedules 8 or 9 has any knowledge of any facts, matters or events which mean that Rio Algom is in breach of any of the Rio Algom Warranties.

ARTICLE 9
PARENTS' WARRANTIES

9.1

Wheaton makes the Wheaton Warranties to Rio Algom.  Northern Orion makes the Northern Orion Warranties to Rio Algom.  The Parents severally, make the Common Warranties.  All of the Wheaton Warranties, Northern Orion Warranties and Common Warranties shall be deemed to be given at the date of this Agreement and as of the date of Completion and each of Wheaton and Northern Orion acknowledges that Rio Algom has entered into this Agreement (inter alia) in reliance upon such warranties.

(a)

Neither Wheaton nor Northern Orion shall bear any liability in respect of any Claim Against Wheaton or Claim Against Northern Orion, as the case may be, if the facts or circumstances giving rise thereto are disclosed or provided for or stated to be exceptions under the terms of this Agreement or are otherwise known to Rio Algom at the date of this Agreement. For the purposes of this Clause , the expressions "known to Rio Algom", "of which Rio Algom is aware" or similar expressions mean the awareness or (as the case may be) knowledge, information and belief at the relevant time of any of the persons listed in Part A of Schedule 7.

9.2

Each of the Parents' Warranties shall be construed as a separate warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Parents' Warranty or any other term of this Agreement.

9.3

The rights and remedies of Rio Algom in respect of the Parents' Warranties shall not, unless this Agreement expressly provides otherwise, be affected by: (a) Completion or (b) the termination or rescission of this Agreement by Rio Algom (or any failure by Rio Algom to so terminate or rescind).

9.4

Each of Northern Orion and Wheaton undertakes to notify Rio Algom in writing promptly if it becomes aware before Completion of any breach of any Parents' Warranty or of any circumstance arising after the date of this Agreement which constitutes a breach of any Parents' Warranty.

9.5

Rio Algom hereby acknowledges that it does not enter into this Agreement in reliance on any warranties or undertakings howsoever or to whomsoever made except in so far as such are embodied in the Parents' Warranties and the undertakings and indemnities contained in this Agreement.

9.6

The expressions "known to Wheaton" and "so far as Wheaton is aware" or similar expression qualifying any Wheaton Warranty means the awareness at the date of this Agreement, of those persons listed in Part A of Schedule 8 attached to this Agreement, such persons having made reasonable enquiries of those persons listed in Part B of Schedule 8 attached to this Agreement.

9.7

The expressions 'known to Northern Orion" and "so far as Northern Orion is aware" or similar expression qualifying any Northern Orion Warranty means the awareness at the date of this Agreement, of those persons listed in Part A of Schedule 9 attached to this Agreement, such persons having made reasonable enquiries of those persons listed in Part B of Schedule 9 attached to this Agreement.

9.8

Rio Algom hereby warrants that it does not have any knowledge of any facts, matters or events which mean that either of the Parents is in breach of any of the Parents' Warranties.

ARTICLE 10
CLAIMS AGAINST RIO ALGOM

10.1

Rio Algom shall not be liable for any Loss in respect of any Claim Against Rio Algom made by the Parents:

(a)

unless it receives from the Parents on or before the date which is 18 months from the date of this agreement, written notice containing reasonably full details of the Claim Against Rio Algom including the Parents' estimate (on a without prejudice basis) of the amount of Loss in relation to such Claim Against Rio Algom;

(b)

unless Rio Algom's liability would exceed US$100,000 (in which event the Parents shall be entitled to claim the whole amount of such Loss and not merely the excess only) provided that for this purpose there shall be aggregated liability for other Claims Against Rio Algom arising out of or attributable to the same or related facts, circumstances or events;

(c)

under a Rio Algom Warranty set out in Part B of Schedule  unless and until the aggregate amount of the liability of Rio Algom in respect of Losses under all Claims Against Rio Algom made by the Parents under the Rio Algom Warranties set out in Part B of Schedule  exceeds US$5,000,000 (in which event the Parents shall be entitled to claim the whole amount of such Losses and not merely the excess only);

(d)

based upon a liability which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable, provided that this sub-clause  shall not operate to avoid a Claim Against Rio Algom made in reasonable particularity (based on the facts then known to the Parents) in respect of a contingent liability within the applicable time limit specified in sub-clause  above;

(e)

if and to the extent that provision or reserve was made in the Last Accounts of MAA or MEB for the matter giving rise to the Claim Against Rio Algom;

(f)

to the extent that any Loss is (without prejudice to the Parents' duty to mitigate or to Clause ) recovered under a policy of insurance by the Parents, Cayman Acquisition Co., Canada Acquisition Co., MAA or MEB; and

(g)

if and to the extent that such Loss arises or is increased as a result of:

(i)

the passing of, or change in, any legislation after the date of this Agreement, or any increase in the rates of taxation or any imposition of taxation after the date of this Agreement which has retrospective effect; or

(ii)

any change in accounting or taxation policy or practice of or affecting the Parents, Cayman Acquisition Co., Canada Acquisition Co., MEB or MAA (including the method of submission of taxation returns) introduced or having effect after the date of this Agreement provided that (in the case of MEB or MAA) such change was not required by standard accounting practice or law in effect or as announced as at the date of this Agreement.

10.2

The aggregate amount of the liability of Rio Algom to the Parents' Group for all Losses under the Rio Algom Warranties set out in Schedule  shall not exceed an amount equal to the amount of the Alumbrera Consideration less the aggregate outstanding indebtedness under the Wheaton Loan and the Northern Orion Loan from time to time.

10.3

If either Parent becomes aware of any matter which is likely to result in the Parents being entitled to make a Claim Against Rio Algom for breach of any Rio Algom Warranty:

(a)

the Parents shall provide Rio Algom (copy to the other Parent) with prompt notice thereof but in any event not later than 30 days after a senior officer of such Parent becomes aware of such matter. Rio Algom shall then have a period of 30 days within which to respond in writing to such notice. If Rio Algom and the Parents are not able to resolve the matter within 60 days after receipt of such notice the Parents shall be free to pursue such remedies as may be available;

(b)

the Parents shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any loss or liability which would give rise to a Claim Against Rio Algom; and

(c)

the Parents shall use all reasonable commercial efforts to procure that MEB and MAA shall provide Rio Algom, at Rio Algom's cost, with all reasonable facilities to investigate any such matter;

10.4

If either Parent becomes aware of any matter which is likely to result in a Claim Against Rio Algom by reason of a claim by or liability to a third party:

(a)

such Parents shall provide Rio Algom (copy to the other Parent) with prompt notice thereof but in any event not later than 30 days after a senior officer of such Parent becomes aware of such matter;

(b)

the claim shall not be admitted, compromised or settled without Rio Algom's prior written consent (such consent not to be unreasonably withheld or delayed);

(c)

Rio Algom shall be entitled at its own expense in its absolute discretion to take such action as it shall deem necessary to avoid, dispute, resist, appeal, compromise or contest such claim or liability (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of the Parents, Cayman Acquisition Co., Canada Acquisition Co. or MEB (as the case may be) and to have the conduct of any related proceedings, negotiations or appeals; and

(d)

the Parents will give and will use all reasonable commercial efforts to procure that MEB and MAA give all such information and assistance (including access to any books, correspondence or other documents or records of the company concerned and the right to copy the same) for the purpose of avoiding, disputing, resisting, appealing, compromising or contesting any such claim or liability,

Provided that, in the case of  and :

(i)

Rio Algom shall indemnify the Parents, Cayman Acquisition Co., Canada Acquisition Co., MEB or MAA (as the case may be) against all costs, charges, liabilities and expenses that such companies may incur as a result of Rio Algom taking such action as aforesaid and, if so required by the Parents, shall provide a reasonable estimate of the costs, charges and expenses that the Parents, Cayman Acquisition Co., Canada Acquisition Co., MEB or MAA may incur as a result of taking such action as is then requested by Rio Algom;

(ii)

Rio Algom agrees to keep the Parents reasonably informed and to consult the Parents as to the progress of any such claim and the defence thereof and to have due regard to any representations made by the Parents;

(iii)

Rio Algom shall not, without the Parents' prior written consent (such consent not to be unreasonably withheld or delayed), compromise or settle any such claim or liability unless Rio Algom shall have admitted liability under the Rio Algom Warranty or Rio Algom Warranties to which such claim or liability relates (subject to any applicable limitations hereunder);

(iv)

Rio Algom shall not, without the Parents' prior written consent, consent to any injunctive or equitable relief on terms which, in the Parents' reasonable opinion, would materially and adversely affect the future conduct of the business of MEB or MAA; and

(v)

if either Parent, Cayman Acquisition Co., Canada Acquisition Co., MEB or MAA elects to participate in the defence of a third party claim it shall be assisted by its counsel and bear its own costs of participating in such defence unless: (i) such person and Rio Algom have agreed to the retention of such counsel, or (ii) the representation of such person and Rio Algom by common counsel would be inappropriate due to the actual or potential differing interests among them.

Upon making payment to a Parent of any amount in respect of a Loss, Rio Algom shall, to the extent of such payment, be subrogated to all rights of such Parent against any third party in respect of the Loss to which the payment relates. Until a Parent recovers full payment of its Loss, any and all claims of Rio Algom against any such third party on account of such Loss shall be postponed and subordinated in right of payment to the rights of the Parent against such third party.

10.5

If the amount of any Loss shall be reduced by:

(a)

any net tax benefit to a Parent, MEB, Cayman Acquisition Co., Canada Acquisition Co.,  Wheaton Canco, Wheaton Cayco, Northern Orion Canco or Northern Orion Cayco, as applicable; or

(b)

any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other person,

the amount of such reduction (less any costs, expenses (including taxes) or premiums incurred in connection therewith), together with interest thereon from the date of payment thereof at the annual rate of LIBOR plus 2%, shall promptly be repaid by such party to Rio Algom.

10.6

Rio Algom shall be entitled to set off against any Loss payable to Wheaton, Wheaton Canco or Wheaton Cayco, any or all of the outstanding indebtedness under the Wheaton Loan.

10.7

Rio Algom shall be entitled to set off against any Loss payable to Northern Orion, Northern Orion Canco or Northern Orion Cayco, any or all of the outstanding indebtedness under the Northern Orion Loan.

10.8

A failure to give timely notice as provided in Clauses  or  shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise damaged as a result of such failure.

ARTICLE 11
CLAIMS AGAINST WHEATON AND NORTHERN ORION

11.1

Neither Wheaton nor Northern Orion shall be liable for any Loss in respect of any Claim Against Wheaton or Claim Against Northern Orion made by Rio Algom:

(a)

unless it receives from Rio Algom on or before the date which is 18 months from the date of this Agreement written notice containing reasonably full details of the Claim Against Wheaton or Claim Against Northern Orion including Rio Algom's estimate (on a without prejudice basis) of the amount of Loss in relation to such Claim Against Wheaton or Claim Against Northern Orion;

(b)

unless the Parents' aggregate liability would exceed US$100,000 (in which event Rio Algom shall be entitled to claim the whole amount of such Loss and not merely the excess only) provided that for this purpose there shall be aggregated liability for other Claims Against Wheaton or Claims Against Northern Orion arising out of or attributable to the same or related facts, circumstances or events;

(c)

based upon a liability which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable, provided that this sub-clause  shall not operate to avoid a Claim Against Wheaton or a Claim Against Northern Orion made in reasonable particularity (based on the facts then known to Rio Algom) in respect of a contingent liability within the applicable time limit specified in sub-clause  above;

(d)

to the extent that any Loss is (without prejudice to Rio Algom's duty to mitigate or to Clause ) recovered under a policy of insurance by Rio Algom;

(e)

if and to the extent that such Loss arises or is increased as a result of:

(i)

the passing of, or change in, any legislation after the date of this Agreement, or any increase in the rates of taxation or any imposition of taxation after the date of this Agreement which has retrospective effect; or

(ii)

any change in accounting or taxation policy or practice of or affecting Rio Algom, MEB or MAA (including the method of submission of taxation returns) introduced or having effect after the date of this Agreement provided that (in the case of MEB or MAA) such change was not required by standard accounting practice or law in effect or as announced as at the date of this Agreement.

11.2

The aggregate amount of the liability of each Parent individually to Rio Algom for all Losses under the Wheaton Warranties or Northern Orion Warranties, as applicable, shall not exceed an amount equal to the outstanding principal amounts of the Wheaton Loan or the Northern Orion Loan, respectively, from time to time.

11.3

Wheaton shall have no liability in respect of the Northern Orion Warranties set forth in Part A of Schedule 4 and Northern Orion shall have no liability in respect of the Wheaton Warranties set forth in Part B of Schedule 4.  The liability of each Parent individually to Rio Algom in respect of the Common Warranties shall be several, as to 50% each.

11.4

If Rio Algom becomes aware of any matter which is likely to result in the Parents being entitled to make a Claim Against Wheaton or Claim Against Northern Orion for breach of any Parents' Warranty:

(a)

Rio Algom shall provide Wheaton or Northern Orion, as applicable (copy to the other parent), with prompt notice thereof but in any event not later than 30 days after a senior officer of Rio Algom becomes aware of such matter. Wheaton or Northern Orion, as applicable, shall then have a period of 30 days within which to respond in writing to such notice. If Rio Algom and Wheaton or Northern Orion, as applicable, are not able to resolve the matter within 60 days after receipt of such notice Rio Algom shall be free to pursue such remedies as may be available; and

(b)

it shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any loss or liability which would give rise to a Claim Against Wheaton or Claim Against Northern Orion;

11.5

If Rio Algom becomes aware of any matter which is likely to result in a Claim Against Wheaton or a Claim Against Northern Orion by reason of a claim by or liability to a third party:

(a)

Rio Algom shall provide Wheaton or Northern Orion, as applicable (copy to the other Parent), with prompt notice thereof but in any event not later than 30 days after becoming aware of such matter;

(b)

the claim shall not be admitted, compromised or settled without the prior written consent of Wheaton or Northern Orion, as applicable, (such consent not to be unreasonably withheld or delayed); and

(c)

Wheaton or Northern Orion, as applicable, shall be entitled at its own expense in its absolute discretion to take such action as it shall deem necessary to avoid, dispute, resist, appeal, compromise or contest such claim or liability (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of Rio Algom and to have the conduct of any related proceedings, negotiations or appeals.

Provided that, in the case of  and :

(i)

Wheaton or Northern Orion, as applicable, shall indemnify Rio Algom against all costs, charges, liabilities and expenses that it may incur as a result of either of them taking such action as aforesaid and, if so required by Rio Algom, shall provide a reasonable estimate of the costs, charges and expenses that Rio Algom may incur as a result of taking such action as is then requested by either of them;

(ii)

the Parents agree to keep Rio Algom reasonably informed and to consult Rio Algom as to the progress of any such claim and the defence thereof and to have due regard to any representations made by either of them;

(iii)

no Parent shall, without Rio Algom's prior written consent (such consent not to be unreasonably withheld or delayed), compromise or settle any such claim or liability unless such Parent shall have admitted liability under the Parents' Warranty or Parents' Warranties to which such claim or liability relates (subject to any applicable limitations hereunder); and

(iv)

if Rio Algom elects to participate in the defence of a third party claim it shall be assisted by its counsel and bear its own costs of participating in such defence unless: (i) Rio Algom and the Parents have agreed to the retention of such counsel or (ii) the representation of Rio Algom, Wheaton or Northern Orion by common counsel, as the case may be, would be inappropriate due to the actual or potential differing interests among them.

Upon making payment to Rio Algom of any amount in respect of a Loss, a Parent shall, to the extent of such payment, be subrogated to all rights of Rio Algom against any third party in respect of the Loss to which the payment relates. Until Rio Algom recovers full payment of its Loss, any and all claims of a Parent against any such third party on account of such Loss shall be postponed and subordinated in right of payment to the rights of Rio Algom against such third party.

11.6

If the amount of any Loss shall be reduced by:

(a)

any net tax benefit to Rio Algom; or

(b)

any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other person,

the amount of such reduction (less any costs, expenses (including taxes) or premiums incurred in connection therewith), together with interest thereon from the date of payment thereof at the annual rate of LIBOR plus 2%, shall promptly be repaid by such party to Wheaton or Northern Orion, as applicable.

11.7

A failure to give timely notice as provided in Clauses  or  shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise damaged as a result of such failure.

ARTICLE 12
PARENTS' DISCLOSURE DOCUMENTS

12.1

The Parents acknowledge that, except insofar as any such information is the subject of a Rio Algom Warranty in which event the provisions of  and  shall apply in relation thereto, all information which may have been or may after the date of this Agreement be provided to the Parents by any company in the Rio Algom Group or any of the directors, officers, agents or advisers of any such company to facilitate the preparation of a prospectus, offering memorandum, circular, annual information form or any other disclosure document issued or filed or to be issued or filed by a Parent or any other company in the Parents' Group or for the purposes of any agreement entered into or to be entered into by a Parent or any other company in such Parent's Group with any underwriter, banker, investor or other person (a "Disclosure Document") has been or will be so provided at the relevant Parent's sole risk. The Parents further acknowledge that no company in the Rio Algom Group at the date of this Agreement nor any of the directors, officers or employees, agents or advisers of any company in the Rio Algom Group has any liability for any representation, statement, forecast or opinion of any kind made or expressed or to be made or expressed in or any omission from any Disclosure Document and each of the Parents, severally and not jointly, undertakes with Rio Algom (in its own right and as trustee for and on behalf of each other company in the Rio Algom Group at the date of this Agreement and the directors, officers and employees, agents and advisers of each company in the Rio Algom Group) to indemnify Rio Algom, each such other company and each such director, officer and employee, agent and adviser and keep Rio Algom, each such other company and each such director, officer and employee, agent and adviser indemnified from and against, and to reimburse Rio Algom on demand with respect to, any and all costs, expenses, losses, damages and liabilities suffered or incurred by Rio Algom and/or any such other company and/or any such director, officer or employee, agent or adviser arising out of or in connection with any claim that any Disclosure Document of such Parent contained a misrepresentation for purposes of any applicable Canadian provincial or territorial securities legislation or was otherwise untrue or misleading in any respect and/or that Rio Algom and/or any such other company and/or any such director, officer or employee, agent or adviser owed any duty to any person in relation to such a Disclosure Document.

ARTICLE 13
ENTIRE AGREEMENT

13.1

This Agreement (including all Schedules and Appendices hereto) together constitute the entire agreement and understanding between the parties in connection with the sale and purchase of the Alumbrera Interests and supercede all prior agreements and other understandings (oral or written) between Rio Algom, on one hand, and the Parents, on the other.

13.2

No Party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement.

ARTICLE 14
VARIATION ETC.

14.1

No variation, amendment or other modification of this Agreement (or any document entered into pursuant to this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the Parties and no variation, amendment or other modification of this Agreement (or any document entered into pursuant to this Agreement) will require the consent or approval of any other person.

ARTICLE 15
ASSIGNMENT

15.1

Rio Algom may assign its rights hereunder in its sole discretion provided that any assignee of such rights shall agree to be bound by the terms of this Agreement. Neither Parent shall be entitled to assign the benefit of any provision of this Agreement without the prior written approval of Rio Algom except as otherwise contemplated herein.

ARTICLE 16
ANNOUNCEMENTS

16.1

Rio Algom and the Parents shall keep confidential the existence and terms of this Agreement and will not disclose the same to any person other than the others except:

(a)

for the purpose of obtaining any consent, certificate, approval or other authorization required to fulfil any Condition Precedent set out in Clause 4.1;

(b)

by Wheaton and Northern Orion to lenders, investors and financial and professional advisors for the purposes of obtaining financing to complete, or otherwise in connection with, the transactions contemplated herein;

(c)

where required by applicable law;

(d)

where required by any recognised stock exchange on which its securities or those of any company in, in the case of Rio Algom, the Rio Algom Group or, in the case of the Parents, the Parents' Group are listed;

(e)

to such of its officers and professional advisers as may be necessary for ordinary business purposes; or

(f)

with the prior written consent of the other Parties.

16.2

Each of the Parties shall consult with the other Parties as to the proposed wording of any public announcement concerning the sale and purchase of the Alumbrera Interests and the terms of this Agreement. No Party shall make any public announcement concerning such matters without the prior approval of each of the others (such approval not to be unreasonably withheld or delayed) except where the Party seeking to make any such public announcement is required to do so by applicable law or by any recognised stock exchange having jurisdiction in circumstances where prior consultation with the other Parties is not practicable.

ARTICLE 17
COSTS

17.1

Except as otherwise provided herein, each of the parties shall pay its own costs incurred in connection with the negotiation, preparation and implementation of this Agreement and the transactions contemplated herein.

17.2

Any and all bank, insurance and similar charges by financial institutions in incurred in connection with obtaining Senior Lender or other consents required or advisable in connection with the transactions contemplated hereby will be borne equally between Northern Orion and Rio Algom.

17.3

Northern Orion shall obtain and bear the cost of any legal opinions that may be required by MAA in connection with the provision by MAA of the certificate required of MAA under the Transfer Restrictions Agreement.

17.4

All goods and services tax or value added tax, stamp duty, registration fees, transfer fees and other similar duties, fees and taxes (including fines, penalties and interest but excluding any income tax, capital gains tax or other taxes of a similar nature) which may be payable or determined to be payable on or in connection with this Agreement, the transactions contemplated by this Agreement and any instruments or documents executed under this Agreement or contemplated by it shall be borne by the Parents.

17.5

Should Rio Algom or any other company in the Rio Algom Group at the date of this Agreement incur any reasonable out-of-pocket costs or expenses in the course of providing to a Parent or any other company in the relevant Parent's Group information or assistance requested by the Parents or such other company in connection with the preparation by the Parent or any other company in the Parent's Group of any Disclosure Document including, without limitation, (i) any cost or expense associated with the preparation of financial statements and any related audit reports or other audit or expert comfort in respect of Rio Algom, the Rio Algom Group or any of the Alumbrera Interests and (ii) any technical or other expert's report or other information relating to the Alumbrera Interests or any of them, such

Parent shall, on demand made by Rio Algom accompanied by reasonable evidence of such costs and expenses, pay to Rio Algom (on its own behalf or as trustee for and on behalf of the relevant company in the Rio Algom Group) a sum equal to such costs and expenses. For the avoidance of doubt, the Parent shall not be liable for any cost or expense associated with the preparation of any document or information which had been prepared prior to the commencement of Northern Orion's due diligence in connection with the transactions contemplated by this Agreement and the review of which constituted part of such due diligence.

ARTICLE 18
INVALIDITY

18.1

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement.

ARTICLE 19
COUNTERPARTS

19.1

This Agreement and any amendments hereto may be entered into in any number of counterparts and by the Parties to it on separate counterparts, each of which, when executed and delivered, shall be an original, but all the counterparts shall together constitute one and the same instrument.

ARTICLE 20
NOTICES

20.1

Any notice under this Agreement shall be in writing and signed by or on behalf of the Party giving it and may be served or delivered by leaving it or sending it by fax to the address, fax number and for the attention of the relevant Party set out in Clause  (or as otherwise notified from time to time hereunder). Any notice so served or delivered in person or by fax shall be deemed to have been received:

(a)

in the case of delivery in person, when delivered; and

(b)

in the case of delivery by fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages, the correct destination fax machine number and the result of the transmission as "OK".

20.2

The addresses of the Parties for the purpose of Clause  are as follows:

Rio Algom	Rio Algom Limited c/o BHP Billiton - Base Metals 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056
For the attention of:	Legal Department
Fax:	713 961 8507
with a copy to (for informational purposes only and not constituting notice):	Fasken Martineau DuMoulin LLP 66 Wellington St. West Suite 4200, Toronto Dominion Bank Tower Toronto-Dominion Centre Toronto, Ontario, Canada M5K 1N6
For the attention of:	Bruce Blain
Fax:	416 364 7813
Wheaton	Wheaton River Minerals Ltd. Suite 1560 200 Burrard Street Vancouver, B.C. V6C 3L6 Canada
For the attention of:	Chief Executive Officer
Fax:	+1 604 696 3001
with a copy to (for informational purposes only and not constituting notice):	Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, ON M5H 3C2
For the attention of:	Paul Stein
Fax:	416 360 8877
Northern Orion	Northern Orion Explorations Ltd. Suite 250, 1075 West Georgia Street, Vancouver, B.C., V6E 3C9
For the attention of:	Chief Executive Officer
Fax:	604 434 1487
with a copy to (for informational purposes only and not constituting notice):	Stikeman Elliott LLP 1700-666 Burrard St. Vancouver, BC, V6C 2X8
For the attention of:	Michael Allen
Fax:	604 681 1825

ARTICLE 21
GOVERNING LAW AND JURISDICTION

21.1

This Agreement is governed by and shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

21.2

Each of the Parties irrevocably agrees that the courts of the Province of Ontario shall have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this Agreement ("Proceedings") and, for these purposes, each of Rio Algom and the Parents irrevocably submits to the jurisdiction of the Ontario courts and waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in any Ontario court shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

ARTICLE 22
FURTHER ASSURANCE

22.1

Each of the Parties shall do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as the other of them may from time to time reasonably require, whether on or after Completion, for the purpose of giving to Canada Acquisition Co., Cayman Acquisition Co. and the Parents title to the Alumbrera Interests and assuring to Rio Algom or other companies in the Rio Algom Group the consideration for the Alumbrera Interests as specified in this Agreement and each of the Parties shall pay all the reasonable costs and expenses incurred by the other of them in complying with such other's obligations under this  to the extent that that other is not otherwise required to take or procure such action pursuant to this Agreement.

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AS WITNESS this Agreement has been signed on behalf of the Parties as of the date first written above.

RIO ALGOM LIMITED
By:	"Brad Mills"
Brad Mills
President

By:	"Glenn Kellow"
Glenn Kellow
Vice-President, Chief Financial Officer

WHEATON RIVER MINERALS LTD.
By:	"Iand Telfer"
Name: Ian Telfer
Title: Chairman and Chief Executive Officer

NORTHERN ORION EXPLORATIONS LTD.
By:	"David Cohen"
Name: David Cohen
Title: President and Chief Executive Officer

SCHEDULE 1
Alumbrera Interests

1.

All the issued shares in the capital of MEB registered in the name of Rio Algom (and any other companies in the Rio Algom Group) at the date of this Agreement and immediately prior to Completion.

2.

All of Rio Algom's rights and obligations under the Shareholder Subordinated Loan Agreement and the Shareholder Subordinated Loan Agreement Assignment and Assumption Agreement, including the right of Rio Algom to receive payment of 50% of the outstanding principal and interest owing by MAA pursuant to the Shareholder Subordinated Loan Agreement (the "50% of the Shareholder Subordinated Loan Agreement Assigned Rights").

(a)

All of Rio Algom's rights and obligations under the MNR Subordinated Loan Agreement and the MNR Subordinated Loan Agreement Assignment and Assumption Agreement, including the right of Rio Algom to receive repayment of the outstanding principal and interest owing by MAA pursuant to the MNR Subordinated Loan Agreement (the "MNR Subordinated Loan Agreement Assigned Rights").

(b)

All of Rio Algom's rights and obligations under the RBI Subordinated Loan Agreement and the RBI Subordinated Loan Agreement Assignment and Assumption Agreement, including the right of Rio Algom to receive repayment of the outstanding principal and interest owing by MAA pursuant to the RBI Subordinated Loan Agreement (the "RBI Subordinated Loan Agreement Assigned Rights").

3.

All the rights and obligations of Rio Algom under each of the other Rio Algom Agreements.

SCHEDULE 2
Rio Algom Agreements

1.

Common Security Agreement.

2.

Transfer Restrictions Agreement.

3.

Agreement Among Guarantors.

4.

Easement Support Agreement.

5.

Reimbursement Agreement.

6.

Agreement Among Sponsors.

7.

Security Agreement.

8.

Guarantee and Confidentiality Undertaking.

9.

MEB Shareholders Agreement.

10.

MEB Funding Agreement.

11.

MAA Shareholders Agreement.

12.

MNR Subordinated Loan Agreement.

13.

MNR Subordinated Loan Agreement Assignment and Assumption Agreement.

14.

RBI Subordinated Loan Agreement.

15.

RBI Subordinated Loan Agreement Assignment and Assumption Agreement.

16.

Shareholder Subordinated Loan Agreement.

17.

Shareholder Subordinated Loan Agreement Assignment and Assumption Agreement.

SCHEDULE 3
Rio Algom Warranties

Part A - Capacity of Rio Algom

1.

Rio Algom is a company existing under the laws of the Province of Ontario.

2.

Rio Algom has full power and authority to enter into and perform this Agreement and this Agreement has been duly authorised by Rio Algom and constitutes binding obligations on Rio Algom in accordance with its terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

3.

The execution and delivery of, and performance by Rio Algom of its obligations  under, this Agreement and the vesting of the Alumbrera Interests in the Parents as contemplated by this Agreement will not:

(a)

result in a breach of any provision of its articles or by-laws; or

(b)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which Rio Algom is a party or by which it is bound; or

(c)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any agreement to which Rio Algom is party or by which is bound,

except, in the case of paragraphs  and , for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of Rio Algom or any person in which any of the Alumbrera Interests is, at the date of this Agreement, vested to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of the Parents to receive the benefit of the transactions contemplated by this Agreement.

Part B - Alumbrera Interests

1.

MEB

(a)

All of the MEB Shares are fully-paid or properly credited as fully-paid.

(b)

Other than rights of persons (other than members of the Rio Algom Group) under the Rio Algom Agreements, 50% of the issued shares in MEB are beneficially owned by Rio Algom free from all security interests, options, claims or other third party rights (including, without limitation, rights of pre-emption) of any nature whatsoever;

2.

Subsidiaries and Other Interests

So far as Rio Algom is aware:

(a)

MEB is the legal and beneficial owner of 92,901,000 IMZ Common Shares of US$1.00 each and 1,000,000 IMZ Preferred Shares of US$0.01 each in the capital of MAA; and

(b)

save in respect of the shares referred to in paragraph  above, MEB does not own or have any interest of any nature in any shares or other securities issued by any company.

(c)

So far as Rio Algom is aware:

(i)

MEB is duly incorporated and organized and validly subsisting under the laws of Bermuda;

(ii)

MEB has full corporate power and authority to own or lease its properties and to carry on the business as now being conducted by it;

(iii)

MEB is duly qualified to do business in each jurisdiction in which the nature of its material business or the location of its material  properties or its employees make such qualifications necessary; and

(iv)

MEB is in good standing in each of such jurisdictions.

(d)

So far as Rio Algom is aware:

(i)

all outstanding shares of MEB have been duly authorized and validly issued as fully paid and non-assessable and are registered in the name of Rio Algom and Wheaton as set forth in Part A of Schedule 6 annexed hereto; and

(ii)

there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any shares in the capital of MEB or any securities of MEB, or any right capable of becoming any of the foregoing, other than as contemplated by this Agreement or the Rio Algom Agreements.

3.

Insolvency etc.

So far as Rio Algom is aware:

(a)

no order has been made, petition presented or meeting convened for the purpose of considering a resolution for, the winding up of MEB;

(b)

no petition has been presented for an administration order to be made in relation to MEB;

(c)

no receiver has been appointed in respect of the whole or any substantial part of any of the property, assets and/or undertaking of MEB;

(d)

no composition in satisfaction of the debts of MEB, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members, has been proposed, sanctioned or approved; and

(e)

no distress, execution or other process has been levied in respect of the whole or any substantial part of any of the property, assets and/or undertaking of MEB.

4.

Assigned Rights

(a)

The Assigned Loan Rights are owned by Rio Algom free and clear of any security interest, option, restriction or claim, other than (i) the security interest in the Assigned Loan Rights granted to the Trustee on behalf of the Senior Lenders under the Common Security Agreement and (ii) all rights of the persons (other than members of the Rio Algom Group) under the Rio Algom Agreements.

(b)

Neither Rio Algom nor any other company within the Rio Algom Group at the date of this Agreement is in material breach of any of its obligations under any of the Shareholder Subordinated Loan Agreement, the MNR Subordinated Loan Agreement, the RBI Subordinated Loan Agreement and (with respect to the Assigned Loan Rights) the Common Security Agreement and Rio Algom is not aware of any facts which, with the giving of notice or lapse of time or both, would constitute any such material breach.

(c)

There is owing to Rio Algom as at the Effective Date according to the books and records of MAA:

(i)

under the Shareholder Subordinated Loan Agreement the principal sum of US$14,631,993.30 and accrued and unpaid interest of US$5,179,631.83;

(ii)

under the MNR Subordinated Loan Agreement the principal sum of US$50,267,314.48 and accrued and unpaid interest of US$14,501,798.42; and

(iii)

under the RBI Subordinated Loan Agreement the principal sum of US$2,214,579.56 and accrued and unpaid interest of US$559,618.52.

Each of the amounts referred to in this paragraph  is, at the date of this Agreement, payable free of any set-off or counterclaim except as may be provided in any such agreement or required by law or any of the Rio Algom Agreements and except for the payment referred to in Clause 5.2.

5.

Rio Algom Agreements etc.

Rio Algom is not in material breach of any of its obligations under any Rio Algom Agreement and Rio Algom is not aware of any facts which, with the giving of notice or lapse of time or both, would constitute any such material breach.  So far as Rio Algom is aware, no other party to any Rio Algom Agreement is in material breach of any such agreement.

6.

Information

Rio Algom has made available for inspection by or provided to the Parents and/or their authorised representatives, among other information, a true copy of each of the Rio Algom Agreements, as the same may have been amended or substituted.

7.

Completeness

Except as contemplated in this Agreement, so far as Rio Algom is aware, no company in the Rio Algom Group shall after Completion, on the basis of its assets, liabilities and contractual position as at Completion, have any direct or indirect interest in (a) any shares of MAA or MEB or (b) any indebtedness owing by MAA or MEB (other than indebtedness (if any) in the ordinary course of business) or (c) any assets of MAA or MEB (other than in the ordinary course of business) or (d) the Alumbrera Project (other than in the ordinary course of business) except pursuant to the Wheaton Security Agreement and the Northern Orion Security Agreement.

8.

Completion

Completion (as defined in and for the purposes of the Common Security Agreement) has occurred.

9.

Dividends

MEB has not declared any dividends prior to the date of this Agreement which, at the date of this Agreement, remain unpaid.

10.

Incorporation and Status of MAA

So far as Rio Algom is aware:

(i)

MAA is duly incorporated and organized and validly subsisting under the laws of Antigua;

(ii)

MAA has full corporate power and authority to own or lease the Properties and to operate the Alumbrera Project in the manner in which it is currently being operated;

(iii)

MAA is duly qualified to do business in Antigua and Argentina, being the only jurisdictions in which the nature of the operation of the Alumbrera Project or the location of MAA's material Properties or its employees make such qualifications necessary; and

(iv)

MAA is in good standing in each of such jurisdictions.

11.

Capital Stock of MAA

So far as Rio Algom is aware:

(i)

all outstanding shares of MAA have been duly authorized and validly issued as fully paid and non-assessable and are registered in the name of MEB and MIP as set forth in Schedule 6 annexed hereto; and

(ii)

there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any shares in the capital of MAA or any securities of MAA, or any right capable of becoming any of the foregoing, other than as contemplated by this Agreement or the Rio Algom Agreements.

12.

Financial Statements of MEB

Rio Algom has delivered to the Parents true and accurate copies of the Financial Statements and, so far as Rio Algom is aware, the Financial Statements do not contain any material inaccuracies.

13.

Corporate Records of MEB

So far as Rio Algom is aware:

(i)

the corporate records and minute books of MEB contain complete and accurate minutes of all meetings of directors and shareholders of MEB held since its date of incorporation; and

(ii)

the share certificate books, register of shareholders, register of transfers and register of directors of each of MEB are complete and accurate.

14.

Litigation

So far as Rio Algom is aware, there is no material action, suit, litigation, arbitration or proceeding in progress or, pending against or relating to MEB in Bermuda nor is there any outstanding judgment, decree, injunction, ruling order, decision, direction, declaration, writ or award of any Bermudan Official Body relating to MEB which has not been complied with.

15.

Tax Matters

So far as Rio Algom is aware:

(i)

MEB has duly filed within the times and within the manner prescribed by Applicable Laws, all Tax returns and reports which are required to be filed by, or with respect to MEB;

(ii)

such returns and reports reflect accurately all material liabilities for Taxes for MEB for the periods covered thereby;

(iii)

all material Taxes payable by, or due from, MEB have been fully paid or adequately disclosed and fully provided for in the books and financial statements of MEB;

(iv)

no examination of any Tax return of MEB is currently in progress;

(v)

there are no outstanding agreements or waivers extending the statutory period providing for an extension of time with respect to the assessment or re-assessment of any Tax or the filing of any Tax return by, or any payment of any Tax by, or levying of any government charge against MEB;

(vi)

there are no actions, audits, assessments, re-assessments, suits, proceedings, investigations or claims now threatened or pending against MEB in respect of Taxes or any matters under discussion with any Official Body relating to Taxes asserted by any such authority;

(vii)

MEB has withheld from each payment made by it to any of its present or former employees, officers, directors and to all persons the amount of all Taxes and other deductions required to be withheld therefrom and has paid the same to the proper taxing or other authority within the time prescribed under any applicable legislation or regulation or, if not due, has made adequate provision in its books and records and financial statements therefor; and

(viii)

MEB has charged, collected and remitted on a timely basis or, if not due, has accrued all material Taxes as required under Applicable Law on any sale, supply, or delivery whatsoever, made by or to MEB.

16.

Contractual and Regulatory Approvals

So far as Rio Algom is aware and except as specified in this Agreement, MEB is not under any obligation under (i) Applicable Law; (ii) any material contract or agreement or (iii) otherwise, to request or obtain the consent of any person and no material permits, licenses, certifications, authorizations or approvals of, or notifications to, waivers from or filings with any Official Body are required to be obtained by MEB:

(i)

in connection with the execution, delivery or performance by Rio Algom of this Agreement or the completion of any of the transactions contemplated herein;

(ii)

to avoid the loss of any material Permit as a result of the completion of any of the transactions contemplated herein;

(iii)

in order to maintain any material contract or agreement of MEB in good standing following the completion of any of the transactions contemplated herein; or

(iv)

in order that the authority of MEB to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated hereunder.

17.

Absence of Changes

So far as Rio Algom is aware, since the date of the Financial Statements:

(i)

MEB has conducted its business in the ordinary course, has not incurred any material debt, obligation or liability out of the ordinary course of such business or of an unusual or extraordinary nature and has used its reasonable commercial efforts to preserve such business and its material properties; and

(ii)

other than as disclosed in the notes to the Financial Statements, there has been no material change in the accounting principles, policies, practices or procedures of MEB in respect of its business or the application of the foregoing to such business.

SCHEDULE 4
Parents' Warranties

Part A - Northern Orion Warranties

1.

Northern Orion is a company existing under the laws of the Province of British Columbia.

2.

Northern Orion has full power and authority to enter into and perform this Agreement and all other documents delivered by it at Completion and each of them has been duly authorised by Northern Orion and constitutes binding obligations on Northern Orion in accordance with their respective terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

3.

The execution and delivery of, and performance by Northern Orion of its obligations under this Agreement and all other documents delivered by it at Completion will not:

(a)

result in a breach of any provision of its articles or by-laws; or

(b)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which Northern Orion is a party or by which it is bound; or

(c)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any agreement to which Northern Orion is party or by which is bound,

except, in the case of paragraphs  and , for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of Northern Orion to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom, to receive the benefit of the transactions contemplated by this Agreement.

4.

As at the date of Completion, Northern Orion Canco and Northern Orion Cayco will be companies existing under the laws of their respective jurisdictions of incorporation.

5.

As at the date of Completion, each of Northern Orion Canco and Northern Orion Cayco will have full power and authority to enter into and perform all documents delivered by them at Completion and each of such documents will have been duly authorised by Northern Orion Canco or Northern Orion Cayco, as applicable, and will constitute binding obligations on Northern Orion Canco or Northern Orion Cayco, as applicable, in accordance with their respective terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

6.

As at the date of Completion, the execution and delivery of, and performance by Northern Orion Canco and Northern Orion Cayco of their respective obligations under the documents delivered by them at Completion will not:

(a)

result in a breach of any provision of their respective articles or by-laws; or

(b)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which either of them  is a party or by which it is bound; or

(c)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any agreement to which either of them is party or by which is bound,

except, in the case of paragraphs (b) and (c) for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of either of them to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom of them to receive the benefit of the transactions contemplated by this Agreement.

Part B - Wheaton Warranties

1.

Wheaton is a company existing under the laws of the Province of Ontario.

2.

Wheaton has full power and authority to enter into and perform this Agreement and all other documents delivered by it at Completion and each of them has been duly authorised by Wheaton and constitutes binding obligations on Wheaton in accordance with its terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

3.

The execution and delivery of, and performance by Wheaton of its obligations  under, this Agreement and all other documents delivered by it at Completion will not:

(a)

result in a breach of any provision of its articles or by-laws; or

(b)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which Wheaton is a party or by which it is bound; or

(c)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any agreement to which Wheaton is party or by which is bound,

except, in the case of paragraphs  and , for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of Wheaton to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom to receive the benefit of the transactions contemplated by this Agreement.

4.

As at the date of Completion, Wheaton Canco and Wheaton Cayco will be companies existing under the laws of their respective jurisdictions of incorporation.

5.

As at the date of Completion, each of Wheaton Canco and Wheaton Cayco will have full power and authority to enter into and perform all documents delivered by them at Completion and each of such documents will have been duly authorised by Wheaton Canco or Wheaton Cayco, as applicable, and will constitute binding obligations on Wheaton Canco or Wheaton Cayco, as applicable, in accordance with their respective terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

6.

As at the date of Completion, the execution and delivery of, and performance by Wheaton Canco and Wheaton Cayco of their respective obligations under the documents delivered by them at Completion will not:

(a)

result in a breach of any provision of their respective articles or by-laws; or

(b)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which either of them  is a party or by which it is bound; or

(c)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any agreement to which either of them is party or by which is bound,

except, in the case of paragraphs (b) and (c) for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of either of them to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom to receive the benefit of the transactions contemplated by this Agreement.

Part C - Common Warranties

As at the date of Completion:

2.

Canada Acquisition Co. and Cayman Acquisition Co. will be companies existing under the laws of their respective jurisdictions of incorporation.

3.

Each of Canada Acquisition Co. and Cayman Acquisition Co. will have full power and authority to enter into and perform all documents delivered by them at Completion and each of such documents will have been duly authorised by Canada Acquisition Co. or Cayman Acquisition Co., as applicable, and constitutes binding obligations on Canada Acquisition Co. or Cayman Acquisition Co., as applicable, in accordance with their respective terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

4.

The execution and delivery of, and performance by Canada Acquisition Co. and Cayman Acquisition Co. of their respective obligations under the documents delivered by them at Completion and the vesting of the Alumbrera Interests in them as contemplated by this Agreement will not:

(a)

result in a breach of any provision of their respective articles or by-laws; or

(b)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which either of them  is a party or by which it is bound; or

(c)

subject to satisfaction of the conditions precedent in Clause  above, result in a material breach of any agreement to which either of them is party or by which is bound,

except, in the case of paragraphs (b) and (c) for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of either of them to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom to receive the benefit of the transactions contemplated by this Agreement.

SCHEDULE 5
Completion Steps

The transactions contemplated by this Agreement shall be deemed to occur sequentially in the following order at the time of Completion:

1.

Rio Algom shall deliver to Cayman Acquisition Co. the irrevocable directions referred to in Clauses  and .

2.

Rio Algom shall assign to Cayman Acquisition Co. the Assigned MEB Share Rights and Cayman Acquisition Co. shall pay an amount equal to: (i) the Wheaton Loan to Wheaton Canco; (ii) the Northern Orion Loan to Northern Orion Canco; and (iii) the balance of the Alumbrera Consideration payable by Cayman Acquisition Co. to Rio Algom and Cayman Acquisition Co. shall assume all liabilities and obligations of Rio Algom in connection therewith.

3.

Wheaton Canco and Northern Orion Canco shall deliver the promissory notes referred to in Clause  evidencing the Wheaton Loan and the Northern Orion Loan.

4.

The Parties shall deliver the Parents' Security Agreements (including the guarantee evidencing Northern Orion's obligations referred to in Clause ).

5.

Rio Algom shall transfer to Canada Acquisition Co. the Assigned Loan Rights in consideration of the payment of US$71,500,000 and Canada Acquisition Co. shall assume all liabilities and obligations of Rio Algom in connection therewith.

6.

The Parties shall deliver the assignment and assumption agreements referred to in Clauses  and .

7.

The Parties shall deliver the assignment and assumption agreements required to effect the transfer of the Parents' Alumbrera Interests.

8.

Rio Algom shall remit to Canada Acquisition Co. the payment referred to in Clause 5.2.

SCHEDULE 6
Capitalization

Part A - MEB

Registered Holder	Number of Shares
Wheaton River (Cayman Islands) Ltd.	44,856,000
Rio Algom Limited	44,856,000

Part B - MAA

Registered Holder	Number of Shares
Musto Explorations (Bermuda) Limited	92,901,000 IMZ Common Shares 1,000,000 IMZ Preferred Shares
Mount Isa Pacific Pty. Ltd.	92,901,000 MIM Common Shares 1,000,000 MIM Preferred Shares

SCHEDULE 7
Rio Algom Persons

Part A

Ian Ashby

Glenn Kellow

Brad Mills

Part B

Paul Benson

Brink VanSchalkwyk

Cristian Ulloa

Larry Stoehr

Christine Clynes

Willie Murray

Jane Belcher

Glen Greaney

Brian Huisman

Chris Massey

Michael Neumann

Mary Prendergast

Peter DeZwart

SCHEDULE 8
Wheaton Persons

Part A

Ian Telfer
Dennis Bergen
Derek Price
Peter Barnes

Part B

Ian Telfer
Dennis Bergen
Derek Price
Peter Barnes

SCHEDULE 9
Northern Orion Persons

Part A

David Cohen
Shannon Ross

Part B

David Cohen
Shannon Ross

N O R T H E R N O R I O N R E S O U R C E S I N C. Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9 TEL: (604) 689-9663 FAX: (604) 434- 1487

June 16, 2003

Maluti Services Limited

4699 South Piccadilly

West Vancouver, BC

V7W 1J8

Attention : Mr. David Cohen

Dear Mr. Cohen,

Re:

Terms of Management Contract between Maluti Services Limited (MS) and

Northern Orion Explorations Ltd. (NNO)

The following amends and restates the terms of an agreement dated March 1, 2003 by which MS provides management services to NNO:

1.

Remuneration: For the term of the contract, the fee for management services is set at C$22,500 per month plus reimbursement of communications, entertainment and travel expenses.

2.

Exclusivity: MS is to provide the services and make available as required Mr. David Cohen to NNO as President and CEO of NNO, to provide corporate management services for NNO.  NNO has no right to the exclusive service of MS or Mr. Cohen and MS or Mr. Cohen may seek and undertake other engagements in any business, including the mining sector, subject to Corporate Governance Policies and Guidelines adopted by NNO.

3.

Term: The term of the engagement is for a period of two years commencing June 16, 2003, and is subject to extension by mutual agreement.

4.

Termination: Other than in the event of a change in the control of the NNO or a change in a majority of the members of the Board of Directors, NNO may terminate this agreement at anytime:

  for demonstrated cause; or

  with six months notice.

5.

Change in Control: In the event of a change in the control of NNO or a change in a majority of the members of the Board of Directors, NNO or MS may terminate this engagement only with notice of not less than 24 months. In addition, NNO will no longer receive the MS management services but will maintain any options to purchase NNO shares held by MS during the notice period.

6.

Termination by MS: MS may terminate this arrangement with written notice given to the Chairman of NNO and the notice period will be not less than 120 days.

7.

Expenses: MS will invoice NNO for communications, entertainment and travel expenses incurred each month and NNO shall use its best efforts to immediately reimburse MS for the amount of the expenses.

8.

Options: In the event that MS is awarded stock options in NNO for any reason, it is agreed that those options will be issued in the name of Maluti Services Ltd.

9.

Indemnity: NNO has entered into an Indemnity Agreement with MS and Cohen.

10.

Changes to the Understanding: No changes may be made to this agreement without the written consent of both NNO and MS.

To indicate your acceptance of this agreement, please indicate by signing and returning a copy of this letter to the undersigned.

Sincerely,	Agreed to this 16th day of June, 2003
(signed) "John K. Burns" _________________________
(signed) "David Cohen"____________________
Director Northern Orion Resources Inc.	David Cohen For: Maluti Services Limited

N O R T H E R N O R I O N R E S O U R C E S I N C. Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9 TEL: (604) 689-9663 FAX: (604) 434- 1487

June16, 2003

Garroch Financial Inc.

c/o Suite 940

1040 West Georgia  St.

Vancouver, BC

V6E 4H1

Attention : Mr. Robert Cross

Dear Mr. Cross;

Re:

Terms of Management Contract between Garroch Financial Inc. (GF) and Northern Orion Explorations Ltd. (NNO)

The following amends and restates the terms of an  agreement dated March 1, 2003, by which GF provides management services to NNO.

1.

Remuneration: For the term of the contract, the fee for management services is set at C$22,500 per month plus reimbursement of communications, entertainment and travel expenses.

2.

Exclusivity: GF is to provide the services and make available as required Mr. Robert Cross to NNO as Chairman of NNO, to provide corporate services for NNO.  NNO has no right to the exclusive service of GF or Robert Cross and GF or Robert Cross may seek and undertake other engagements in any business, including the mining sector, subject to Corporate Governance Policies and Guidelines adopted by NNO.

3.

Term: The term of the engagement is for a period of two years commencing June 16, 2003, and is subject to extension by mutual agreement.

4.

Termination: Other than in the event of a change in the control of the NNO or a change in a majority of the members of the Board of Directors, NNO may terminate this agreement at anytime:

  for demonstrated cause; or

  with six months notice.

5.

Change in Control: In the event of a change in the control of NNO or a change in a majority of the members of the Board of Directors, NNO or GF may terminate this engagement only with notice of not less than 24 months.  In addition, NNO will no longer receive the GF management services but will maintain any options to purchase NNO shares held by GF during the notice period.

6.

Termination by GF: GF may terminate this arrangement with written notice given to the Chairman of NNO and the notice period will be not less than 120 days.

7.

Expenses: GF will invoice NNO for communications, entertainment and travel expenses incurred each month and NNO shall use its best efforts to immediately reimburse GF for the amount of the expenses.

8.

Options: In the event that GF is awarded stock options in NNO for any reason, it is agreed that those options will be issued in the name of Robert Cross.

9.

Indemnity: NNO has entered into an Indemnity Agreement with GF and Cross.

10.

Changes to the Understanding: No changes may be made to this agreement without the written consent of both NNO and GF.

To indicate your acceptance of this amended and restated agreement, please indicate by signing and returning a copy of this letter to the undersigned.

Sincerely,	Agreed to effective the 16th day of June, 2003
(signed) "John K. Burns" _________________________
(signed) "Robert Cross"____________________
Director Northern Orion Resources Inc.	Robert Cross For: Garroch Financial Inc.

Execution Copy

LLC INTERESTS PURCHASE AGREEMENT

BETWEEN

BHP MINERALS INTERNATIONAL EXPLORATION INC.

AND

RAA HOLDINGS S.A.

DATED AS OF APRIL 23, 2003

PAGE

ARTICLE I

DEFINITIONS

1

1.1

Definitions

1

1.2

Interpretation

4

ARTICLE II

PURCHASE AND SALE

4

2.1

Purchase Price

4

2.2

The Closing

4

2.3

Payment of Purchase Price.

4

2.4

Deliveries

5

2.5

Delivery of Books and Records

6

ARTICLE III

CONDITIONS PRECEDENT TO PURCHASE AND SALE

6

3.1

Conditions Precedent to Obligations of Seller

6

3.2

Conditions Precedent to Obligations of Buyer

7

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

7

4.1

Organization

7

4.2

Qualification

7

4.3

Authorizations; Approvals

7

4.4

Absence of Conflicts

8

4.5

Litigation

8

4.6

Access to Information; Sophistication

8

4.7

Investment Representations

8

4.8

Brokers

9

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

9

5.1

Organization

9

5.2

Qualification

9

5.3

Authorizations; Approvals

9

5.4

Absence of Conflicts

9

5.5

Litigation

10

5.6

Brokers

10

5.7

Subject Interest

10

ARTICLE VI

SURVIVAL

10

6.1

Reliance on and Survival of Representations

10

ARTICLE VII

TERMINATION

10

7.1

Termination

10

7.3

Effect of Termination

11

ARTICLE VIII

INDEMNIFICATION

11

8.1

Seller's Indemnification

11

8.2

Buyer's Indemnification

11

8.3

Indemnification Procedure

11

ARTICLE IX

COVENANTS

12

9.1

Access to Business Information

12

9.2

License of Business Information

13

9.3

Regulatory and Other Authorizations and Consents

13

9.3

Public Announcements

13

9.5

Confidentiality

14

9.6

Further Assurances.

14

i

ARTICLE X

MISCELLANEOUS

14

10.1

Notices

14

10.2

Waiver

15

10.3

Amendments

15

10.4

Disputes

15

10.5

Remedy

17

10.6

Cooperation

17

10.7

Scope of Representations and Warranties

17

10.8

Fees and Expenses

18

10.9

No Third-Party Beneficiaries

18

10.10

Successors and Assigns

18

10.11

Severability

18

10.12

Counterparts

18

10.13

Governing Law

18

10.14

No Strict Construction

18

10.15

No Consequential Damages.

18

Exhibit A

-

Form of Assignment of Interests

Exhibit B

-

Form of Release

Exhibit C

-

Attorneys-in-fact

Exhibit D

-

Form of Loan Agreement

Schedule 5.5

Litigation

ii

LLC INTERESTS PURCHASE AGREEMENT

THIS LLC INTERESTS PURCHASE AGREEMENT (this "Agreement"), dated as of April 23, 2003 (the "Effective Date"), is made and entered into by and between BHP Minerals International Exploration Inc., a Delaware corporation ("Seller"), and RAA Holdings S.A., a Cayman Islands corporation ("Buyer").  Seller and Buyer are sometimes hereinafter referred to individually as a "Party" and collectively as the "Parties".

BACKGROUND

WHEREAS, Seller owns the Subject Interest (as defined below) in Copper Holdings International, LLC, a Delaware limited liability company (the "Company");

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Subject Interest; and

WHEREAS, Minera Agua Rica, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, is engaged in the exploration, development, mining and marketing of the Agua Rica project (the "Agua Rica Project");

NOW, THEREFORE, in consideration of premises and the mutual covenants and agreements set forth below and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

1.1

Definitions.  As used in this Agreement, the following terms shall have the following meanings:

"AAA" shall have the meaning set forth in Section 10.4(b).

"Affiliate" means any Person which Controls, is Controlled by, or is under common Control with a Party.  The Parties acknowledge and agree that BHP Billiton plc and its Affiliates shall be deemed to be Affiliates of BHP Billiton Limited and its Affiliates and vice versa for so long as BHP Billiton plc and BHP Billiton Limited are members of the same dual listed company structure.

"Agreement" shall have the meaning set forth in the introductory paragraph.

"Agua Rica Project" shall have the meaning set forth in the third recital.

"Argentine Antitrust Commission" means the Tribunal de Defensa de la Competencia and/or its related administrative agency, the Secretaria de la Competencia, la Desregulaciόn y la Defensa del Consumidor.

"Argentine Antitrust Law" means the Ley de Defensa de la Competencia and all regulatory decrees and regulations promulgated thereunder.

"Assignment of Interests" shall mean the Assignment of Interests substantially in the form of Exhibit A attached hereto.

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"Binding Offer" shall have the meaning set forth in Section 9.4.

"Business Day" means any day except Saturday, Sunday or any day on which banks are not open for business in the City of New York, New York.

"Buyer" shall have the meaning set forth in the introductory paragraph.

"Buyer Deliverables" shall have the meaning set forth in Section 2.4.

"Closing" shall have the meaning set forth in Section 2.2.

"Closing Date" shall have the meaning set forth in Section 2.2.

"Company" shall have the meaning set forth in the first recital.

"Commercially Reasonable Efforts" means efforts which are reasonably within the contemplation of the Parties at the time of entering into this Agreement and which do not require the performing Party to expend material funds or incur material obligations other than expenditures which are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing Party to satisfy its obligations hereunder.

"Contemplated Transactions" shall mean such transactions as are required to be consummated pursuant to this Agreement.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to an individual, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Effective Date" shall have the meaning set forth in the introductory paragraph.

"Encumbrance" shall mean any encumbrance, charge, lien, pledge, condemnation award, claim, restriction, security interest, mortgage, defect of title, joint ownership or other encumbrance or charge of any kind.

"Final Payment" shall have the meaning set forth in Section 2.3.

"Governmental Authority" shall mean any governmental authority or judicial, regulatory, or administrative body of any country or political subdivision thereof exercising jurisdiction over Buyer, Seller or the Company.

"Indemnified Party" shall mean, as applicable, (i) Buyer and its Affiliates, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing, or (ii) Seller and its Affiliates, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

"Indemnifying Party" shall have the meaning set forth in 8.3(a).

"Initial Payment" shall have the meaning set forth in Section 2.3.

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"Law" means any material laws, decrees, directives, rules, codes or regulations issued by Governmental Authorities.

"LIBOR" means the London Inter-Bank Offered Rate for the ninety (90) day period as quoted on the Reuters Screen LIBOR rounded to the fourth decimal point.

"Loan Agreement" shall mean the Loan Agreement substantially in the form of Exhibit D.

"Losses" shall have the meaning set forth in Section 8.1.

"Management Agreement" shall mean that Management Agreement of the Company, dated January 1, 2001, between the Company and Seller.

"MAR" means Minera Agua Rica, LLC, a wholly-owned subsidiary of the Company.

"Material Adverse Effect" shall mean a material adverse change in, or effect on the business, financial position, or results of operations of Buyer, Seller or the Company, as applicable.

"NNO" means Northern Orion Explorations Ltd., the ultimate parent of Buyer.

"Operating Agreement" shall mean that Operating Agreement of the Company, dated January 1, 2001, between Seller and Buyer.

"Party" and "Parties" shall have the meaning set forth in the introductory paragraph.

"Person" shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body.

"Promissory Note" shall mean the promissory note payable to Seller in the amount of the Final Payment, as described in the Loan Agreement.

"Purchase Price" shall have the meaning set forth in Section 2.1.

"Release" shall mean the Termination of Certain Agreements, Mutual Release & Indemnity, and Assumption Agreement, substantially in the form of Exhibit B.

"Securities Act" shall mean the United States Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

"Security Instruments" has the meaning set forth in the Loan Agreement.

"Seller" shall have the meaning set forth in the introductory paragraph.

"Seller Deliverables" shall have the meaning set forth in Section 2.4.

"Subject Interest" shall mean all of the limited liability company interest in the Company held by Seller, which is approximately 72%, constitutes Seller's entire remaining limited liability company interest in the Company and includes Seller's share of the profits and losses of the Company and its right to receive distributions of the Company's assets.

"Tax" shall mean all taxes, however denominated, including any interest, penalties or other additions becoming due or payable in respect thereof, imposed by any Governmental Authority.

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1.2

Interpretation.

(a)

Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words "include," "includes" and "including" do not limit the preceding terms or words and shall be deemed to be followed by the words "without limitation", (iv) the terms "hereof", "herein", "hereunder", "hereto" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) "or" is used in the inclusive sense of "and/or", (vi) the terms "day" and "days" mean and refer to calendar day(s), (vii) the terms "year" and "years" mean and refer to calendar year(s), and (viii) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)

Unless otherwise set forth in this Agreement, references in this Agreement to any document, instrument or agreement (including this Agreement) (A) includes and incorporates all Exhibits, Schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time.  All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c)

This Agreement is the result of discussions and negotiations between the Parties; as such, it shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

ARTICLE II
PURCHASE AND SALE

2.1

Purchase Price.  In consideration of the sum of Twelve Million Six Hundred Thousand and No/100 US Dollars (US$12,600,000.00) (the "Purchase Price"), and upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Seller shall sell, assign, transfer, and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, the Subject Interest, free and clear of all restrictions on transfer, purchase rights, warrants, options, contracts, commitments, and other Encumbrances.

2.2

The Closing.  Subject to other terms and conditions of this Agreement, the sale and purchase contemplated hereby (the "Closing") shall take place at the offices of King & Spalding, 1100 Louisiana, Suite 4000, Houston, Texas at 10:00 a.m. Central Time, on (a) the later of: (i) April 30, 2003 and (ii) within five (5) Business Days following the satisfaction or waiver of the conditions set forth in Article III that are contemplated to be satisfied prior to the Closing Date; or (b) such other date which Seller and Buyer shall mutually agree upon in writing.  The date on which the Closing shall occur is herein referred to as the "Closing Date".

2.3

Payment of Purchase Price.  An initial payment (the "Initial Payment") in the amount of Three Million Six Hundred Thousand and No/100 US Dollars (US$3,600,000.00) shall be made on the Closing Date, and a final payment (the "Final Payment") in the amount of Nine Million and No/100 US Dollars (US$9,000,000.00) shall be payable on or before June 30, 2005, as more particularly described in the Promissory Note.  The Initial Payment shall be made by wire transfer of immediately available funds to an account designated by Seller.

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2.4

Deliveries.  The purchase and sale of the Subject Interest pursuant to this Agreement shall be effected on the Closing Date by delivery of the following:

(a)

Seller shall deliver or cause to be delivered to Buyer the following (collectively, the "Seller Deliverables"):

(i)

the Assignment of Interests, duly executed by Seller;

(ii)

the Release, duly executed by Seller;

(iii)

the Loan Agreement, duly executed by Seller;

(iv)

the Security Instruments, duly executed by Seller, as applicable;

(v)

a certificate signed by an authorized representative of Seller to the effect that each of the conditions specified in clauses (b) and (c) of Section 3.2 is satisfied;

(vi)

a copy of resolutions of the Board of Directors of Seller, certified as of the Closing Date by the Secretary or an Assistant Secretary of Seller, which certified resolutions shall duly authorize the execution, delivery and performance of this Agreement, together with a certificate as to the incumbency of the persons executing such documents on its behalf, such certificate to be in a form and substance reasonably satisfactory to Buyer;

(vii)

resignations, effective as of the Closing Date, of each member of the Management Committee of the Company, other than those members, if any, appointed, effective as of the Closing Date pursuant to a written resolution of the members of the Company, in accordance with Buyer's written instructions to Seller not less than five (5) Business Days prior to the Closing Date; to this effect, Seller shall, immediately prior to executing the Assignment of Interests, adopt all resolutions (including appointment of new managers, change of the Operating Agreement) reasonably required by Buyer; and

(viii)

evidence revoking all powers of attorney which were granted by Seller to attorneys-in-fact of Minera Agua Rica, LLC, whose names are set forth on Exhibit C.

(b)

Buyer shall deliver or cause to be delivered to Seller the following (collectively, the "Buyer Deliverables"):

(i)

the Initial Payment;

(ii)

the Assignment of Interests, duly executed by Buyer;

(iii)

the Loan Agreement, duly executed by Buyer, MAR, the Company and NNO;

(iv)

the Security Instruments, duly executed by Buyer, the Company, MAR and NNO, as applicable;

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(v)

the Promissory Note, duly executed by Buyer;

(vi)

the Release, duly executed by Buyer, the Company, MAR and NNO, as applicable;

(vii)

a certificate signed by an authorized representative of Buyer to the effect that each of the conditions specified in clauses (b) and (c) of Section 3.1 is satisfied; and

(viii)

a copy of resolutions of the Board of Directors of Buyer, certified as of the Closing Date by the Secretary or an Assistant Secretary of Buyer, which certified resolutions shall duly authorize the execution, delivery and performance of this Agreement, together with a certificate as to the incumbency of the persons executing such documents on its behalf, such certificate to be in a form and substance reasonably satisfactory to Seller.

2.5

Delivery of Books and Records.  Within a reasonable period of time following the Closing Date, Seller shall use Commercially Reasonable Efforts to deliver or cause to be delivered to Buyer a copy of the books and records in Seller's possession as of the Effective Date, including all relevant accounting records, Tax records, organizational documents, third party contracts, and other relevant documents relating to the Agua Rica Project or the Company.

ARTICLE III
CONDITIONS PRECEDENT TO PURCHASE AND SALE

3.1

Conditions Precedent to Obligations of Seller.  The obligation of Seller to sell the Subject Interest shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)

Buyer shall have delivered or caused to be delivered the Buyer Deliverables;

(b)

Buyer's representations and warranties made herein shall have been true and correct in all material respects when made, and shall be true and correct in all material respects at and as of the Closing, with the same force and effect as though made at the Closing except to the extent that such representations and warranties relate to an earlier date;

(c)

Buyer shall have performed and complied in all material respects with all covenants, agreements and obligations in this Agreement to be performed or complied with prior to or at the Closing;

(d)

no action, proceeding, suit or investigation shall have been instituted nor shall governmental action before any court or other Governmental Authority be threatened in writing, nor shall any order, judgment or decree have been issued or proposed to be issued by any court or other Governmental Authority which does, or is reasonably likely to permanently set aside, restrain, enjoin or prevent the consummation of the Contemplated Transactions; and

(e)

each of the parties thereto (other than Seller) shall have executed the Release and the applicable Security Instruments.

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3.2

Conditions Precedent to Obligations of Buyer.  The obligation of Buyer to purchase the Subject Interest shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)

Seller shall have delivered or caused to be delivered the Seller Deliverables;

(b)

Seller's representations and warranties made herein shall have been true and correct in all material respects when made, and shall be true and correct in all material respects at and as of the Closing, with the same force and effect as though made at the Closing except to the extent that such representations and warranties relate to an earlier date;

(c)

Seller shall have performed and complied in all material respects with all covenants, agreements and obligations in this Agreement to be performed or complied with prior to or at the Closing;

(d)

no action, proceeding, suit or investigation shall have been instituted nor shall governmental action before any court or other Governmental Authority be threatened in writing, nor shall any order, judgment or decree have been issued or proposed to be issued by any court or other Governmental Authority which does, or is reasonably likely to permanently set aside, restrain, enjoin or prevent the consummation of Contemplated Transactions;

(e)

Seller shall have terminated all management contracts with the Company; and

(f)

each of the parties thereto (other than Buyer) shall have executed the Release and the applicable Security Instruments.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants as of the Effective Date and as of the Closing Date to Seller as follows:

4.1

Organization.  Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.  Buyer has all requisite power and authority to: (a) own and operate its properties and carry on its business as currently conducted; and (b) to execute this Agreement and perform its obligations hereunder.

4.2

Qualification.  Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business as now conducted or its assets make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Buyer.

4.3

Authorizations; Approvals.  The execution and delivery by Buyer of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all requisite action.  This Agreement has been duly executed and delivered by Buyer, and this Agreement constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.  Upon the execution and delivery thereof, all agreements, contracts, documents and instruments relating to this Agreement and the transactions

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contemplated hereby that are to be executed and delivered by Buyer will be so executed and delivered by a duly authorized officer of Buyer, will constitute the legal, valid and binding obligations of Buyer, and will be enforceable against Buyer in accordance with their terms.  Except for the filings by Buyer required by Argentine Antitrust Law, the expiration or earlier termination of all waiting periods under such law, and the approval of the Argentine Antitrust Commission, Buyer is not required to give any notice to, make any filing or register with, or obtain any consent, approval, authorization, waiver, permit, certificate or order of, any Governmental Authority or third party to consummate the transactions contemplated by this Agreement.

4.4

Absence of Conflicts.  Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will: (a) conflict in any material respect with, result in a material breach under, or give rise to any consent or preferential purchase right under (i) any Law applicable to Buyer, (ii) the constituent documents of Buyer, (iii) any material contract, agreement, lease, license or other arrangement to which Buyer is a party or by which it or any of its properties is bound, or (iv) any order, judgment, injunction, award or decree of any court or regulatory or governmental body, or (b) result in the creation or imposition of any material Encumbrance on any of the property of Buyer.

4.5

Litigation.  There are no actions, suits, proceedings or investigations pending or, to the knowledge of Buyer, threatened against Buyer before or by any Governmental Authority that would have a Material Adverse Effect on the ability of Buyer to purchase the Subject Interest pursuant to this Agreement.

4.6

Access to Information; Sophistication.  As a member of the Company, Buyer has extensive knowledge and experience with regard to the Company, including regarding the financial, technical and operating condition of the Company, and in financial and business matters in general, and as such is capable of evaluating the merits and risks of entering into this Agreement and purchasing the Subject Interest.  In addition, Buyer has had access to all Company information in order to fully evaluate the transactions contemplated hereunder and assess the adequacy of the Purchase Price, as well as any and all information deemed necessary or advisable in connection with the transactions contemplated hereunder.

4.7

Investment Representations.

(a)

Buyer understands that it may have to bear the economic risk of its purchase of the Subject Interest indefinitely and that it may not be possible for Buyer to liquidate its investment in the Company; that there is no established market for interests in the Company and no public market is likely to develop; that the interest will not be, and Buyer has no rights to require that the interest be, registered under the Securities Act or the securities laws of the various states, and, therefore, the interest cannot be resold, mortgaged, pledged, assigned, hypothecated or otherwise disposed of unless it is subsequently registered under the Securities Act or unless an exemption from such registration is available; that Buyer is purchasing the Subject Interest for investment for the account of Buyer and not with a view toward resale or other distribution thereof; that Buyer agrees not to resell, mortgage, pledge, assign, hypothecate or otherwise dispose of all or any part of the interest purchased by Buyer, except as permitted by Law, including, without limitation, any regulations under the Securities Act or applicable state securities laws; that the Company currently does not have any intention of registering the interest under the Securities Act; and that Rule 144 under the Securities Act may not be available as a basis for exemption from registration of any interest thereunder.

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(b)

Buyer has no current need for liquidity in connection with its purchase of the Subject Interest and has the ability to bear the economic risk of such purchase.

(c)

With respect to the tax and other legal consequences of the purchase of the Subject Interest, Buyer is relying solely upon the advice of its own tax and legal advisors.

4.8

Brokers.  There is no broker or finder or other person entitled to a commission or brokerage fee or payment in connection with this Agreement or the transactions contemplated hereby (including the sale of the Subject Interest) as a result of any agreement of, or action taken by, Buyer, any Affiliate of Buyer or any member, officer, or director of Buyer.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants as of the Effective Date and as of the Closing Date to Buyer as follows:

5.1

Organization.  Seller is a corporation validly existing and in good standing under the laws of the State of Delaware.  Seller has all requisite power and authority to: (a) own and operate its properties and carry on its business as currently conducted, and (b) to execute this Agreement and perform its obligations hereunder.

5.2

Qualification.  Seller is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business as now conducted or its assets make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Seller.

5.3

Authorizations; Approvals.  The execution and delivery by Seller of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all requisite action.  This Agreement has been duly executed and delivered by Seller, and this Agreement constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms.  Upon the execution and delivery thereof, all agreements, contracts, documents and instruments relating to this Agreement and the transactions contemplated hereby that are to be executed and delivered by Seller will be so executed and delivered by a duly authorized officer of Seller, will constitute the legal, valid and binding obligations of Seller, and will be enforceable against Seller in accordance with their terms.  Except for the filings by Seller required by Argentine Antitrust Law, the expiration or earlier termination of all waiting periods under such law, and the approval of the Argentine Antitrust Commission, Seller is not required to give any notice to, make any filing or register with, or obtain any consent, approval, authorization, waiver, permit, certificate or order of, any Governmental Authority or third party to consummate the transactions contemplated by this Agreement.

5.4

Absence of Conflicts.  Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will: (a) conflict in any material respect with, result in a material breach under, or give rise to any consent or preferential purchase right under (i) any Law applicable to Seller, (ii) the constituent documents of Seller, (iii) any material contract, agreement, lease, license or other arrangement to which Seller is a party or by which it or any of its respective properties is bound, or (iv) any order, judgment, injunction, award or decree of any court or regulatory or governmental body, or (b) result in the creation or imposition of any material Encumbrance on any of the property of Seller.

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5.5

Litigation.  Except as set forth in Schedule 5.5, there are no actions, suits, proceedings or investigations pending or, to the knowledge of Seller, threatened, against Seller before or by any Governmental Authority that would have a Material Adverse Effect on the ability of Seller to sell the Subject Interest pursuant to this Agreement.

5.6

Brokers.  There is no broker or finder or other person entitled to a commission or brokerage fee or payment in connection with this Agreement or the transactions contemplated hereby (including the sale of the Subject Interest) as a result of any agreement of, or action taken by, Seller, any Affiliate of Seller or any member, officer, or director of Seller.

5.7

Subject Interest.  As of the date hereof, Seller is the sole legal and beneficial owner and holder of record of the Subject Interest.  At the Closing, Seller shall transfer to Buyer good and valid title to the Subject Interest, free and clear of all restrictions on transfer, purchase rights, warrants, options, contracts, commitments, and other Encumbrances.

ARTICLE VI
SURVIVAL

6.1

Reliance on and Survival of Representations.  Except for the representations and warranties contained in Sections 4.3, 4.4, 5.3, 5.4 and 5.7, which shall survive the Closing Date indefinitely, the representations and warranties of the Parties herein, and in any certificates or other instruments delivered pursuant to this Agreement shall not survive the execution and delivery of this Agreement and the purchase of the Subject Interest by Buyer.

ARTICLE VII
TERMINATION

7.1

Termination.  This Agreement and the rights and obligations of the Parties hereunder may be terminated at any time on or prior to the Closing Date only in accordance with the following provisions:

(a)

This Agreement may be terminated and the transactions contemplated hereby abandoned by the mutual written consent of the Parties at any time prior to the Closing.

(b)

This Agreement may be terminated by Buyer, in which event the transactions contemplated hereby shall be abandoned by all Parties, if:

(i)

a final, nonappealable order to restrain or enjoin the consummation of the purchase and sale of any of the Subject Interest shall have been entered; or

(ii)

by written notice by Buyer or Seller if the Closing has not occurred on or prior to April 30, 2003 for any reason other than delay and/or nonperformance of the Party seeking such termination.

(c)

This Agreement may be terminated by Seller, in which event the transactions contemplated hereby shall be abandoned by all Parties, if:

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(i)

a final, nonappealable order to restrain or enjoin the consummation of the purchase and sale of the Subject Interest shall have been entered; or

(ii)

by written notice by Buyer or Seller if the Closing has not occurred on or prior to April 30, 2003 for any reason other than delay and/or nonperformance of the Party seeking such termination.

7.3

Effect of Termination.  In the event of any termination of this Agreement, the Parties shall have no obligation or liability to each other except that (a) the provisions of Section 7.2 and Article X, to the extent applicable, shall survive any such termination and (b) no such termination shall relieve any Party from liability for any breach of this Agreement prior to such termination.

ARTICLE VIII
INDEMNIFICATION

8.1

Seller's Indemnification.  Seller covenants and agrees to defend, indemnify and hold harmless Buyer and the Company and their respective Affiliates from and against any damages, claims, losses, liabilities, costs and expenses (including, without limitation, settlement costs and any legal, accounting or other expenses for defending any actions or threatened actions) (collectively, "Losses"), arising out of or resulting from:  (a) any inaccuracy in or breach of any representation or warranty made by Seller in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing; or (b) the failure of Seller to perform or observe fully any covenant, agreement or provision to be performed or observed by Seller pursuant to this Agreement or any other agreement executed in connection herewith.

8.2

Buyer's Indemnification.  Buyer covenants and agrees to defend, indemnify and hold harmless Seller and its Affiliates from and against any Losses arising out of or resulting from:  (a) any inaccuracy in or breach of any representation or warranty made by Buyer in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing; or (b) the failure by Buyer to perform or observe any covenant, agreement or condition to be performed or observed by it pursuant to this Agreement or any other agreement executed in connection herewith.

8.3

Indemnification Procedure

(a)

Procedures for Third Party Claims.  Promptly after receipt by an Indemnified Party of notice by a third party of a threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Loss, such Indemnified Party shall provide written notification to Buyer, on the one hand, or Seller, on the other hand, whoever is the appropriate indemnifying Party hereunder (the "Indemnifying Party"), within five (5) days after the Indemnified Party's knowledge of threatening or filing of such complaint or knowledge of the threatened or actual commencement of such audits, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) material prejudice to the Indemnifying Party with respect to such claim.  The Indemnifying Party shall have the right, upon written notice

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 delivered to the Indemnified Party within thirty (30) days thereafter, to assume the defense of such complaint, audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the reasonable fees and disbursements of such counsel.  If the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above within such thirty (30) day period, however, the Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and, if the Indemnifying Party agrees that such audit, investigation, action or proceeding is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifying Party for the Loss in question, the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding.  In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party's own expense.  The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use Commercially Reasonable Efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.  No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party.

(b)

Procedures for Direct Claims.  If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a third party claim covered by Section 8.3(a) hereof, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party.  Such notice shall specify the basis for such claim.  If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by arbitration in accordance with this Agreement.

ARTICLE IX
COVENANTS

9.1

Access to Business Information.  From and after the Closing Date, Buyer shall cause the Company to maintain copies of the Business Information (as defined in the Operating Agreement) in the possession of the Company at the time of the Closing, and shall prevent the Company from destroying any of such Business Information for a period of at least six (6) years following the date that the Company makes its last U.S. Tax return filing with respect to the 2002 Tax year without first allowing Seller, at Seller's expense, to make copies of such Business Information.  During that period, Buyer shall cause the Company: (a) to grant to Seller and its representatives reasonable cooperation, access and staff assistance during normal business hours and upon reasonable notice to all of such Business Information relating to the period prior to the Closing Date (including workpapers and correspondence with taxing authorities) that are not otherwise protected by legal privilege; (b) to

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afford Seller and its representatives the right, at Seller's expense, to take extracts therefrom and to make copies thereof; and (c) to have reasonable access to the employees of the Company, all to the extent reasonably necessary or appropriate for general business purposes, including (i) the preparation of Tax returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental Authority, (iv) the determination or enforcement of the rights and obligations of any Indemnified Party or (v) in connection with any actual or threatened action or proceeding; provided, however, that such requested cooperation, access and assistance shall not interfere with the normal business operations of the Company.  To the extent that Buyer shall, directly or indirectly, sell or otherwise transfer its interests in the Company subsequent to the Closing Date, Buyer agrees to use all Commercially Reasonable Efforts to obtain from the transferee of such interests an obligation to comply with the provisions of this Section 9.1, which obligation shall be enforceable by Seller as a third party beneficiary.

9.2

License of Business Information.  Buyer hereby agrees to grant to Seller, concurrently with the execution of this Agreement, an unrestricted, irrevocable, nonexclusive, fully paid up, perpetual license to use the Business Information for the purposes described in Section 9.1.

9.3

Regulatory and Other Authorizations and Consents.

(a)

Each Party shall use all Commercially Reasonable Efforts to: (a) satisfy all conditions precedent to the Parties' obligations hereunder and (b) obtain all authorizations, consents, orders, and approvals of, and to give all notices to and make all filings with, all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations under, this Agreement and will cooperate fully with the other Party in promptly seeking to obtain all such authorizations, consents, orders, and approvals, giving such notices, and making such filings.

(b)

No later than seven (7) days following the Effective Date, Buyer and Seller shall cease to be filed with the Argentine Antitrust Commission the pre-acquisition notification under Argentine Antitrust Law with respect to the transactions contemplated hereby.  Buyer and Sellers shall consult with each other as to the appropriate time of filing such notifications and shall use their best efforts to make such filings at the agreed upon time, to respond promptly to any requests for additional information made by such agency, and to cause the waiting periods under Argentine Antitrust Law to terminate or expire at the earliest possible date after the date of filing.

9.4

Public Announcements.  Subject to Paragraph 3 of that certain Binding Offer to Purchase BHPB's Ownership Interest in Copper Holdings International LLC, dated January 24, 2003 (the "Binding Offer"), prior to the Closing Date, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law, in which case the issuing party shall use its Commercially Reasonable Efforts to consult with and give written notice to the other Parties before issuing any such release or making any such public statement.

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9.5

Confidentiality.  Subject to Paragraph 3 of the Binding Offer, each Party shall, and shall cause its authorized representatives to, hold in strict confidence, and not disclose to any Person without the prior written consent of the other Party, or use in any manner except in connection with the Contemplated Transactions, all information obtained from such other Party in connection with the Contemplated Transactions, except that such information may be disclosed (a) where necessary to any Governmental Authority, (b) if required by court order or decree or applicable Law, (c) if it is ascertainable or obtained from public or published information, (d) if it is received from a third party not known to the recipient to be under an obligation to keep such information confidential, (e) if it is or becomes known to the public other than through disclosure by such party, (f) if the recipient can demonstrate it was in its possession prior to disclosure thereof in connection with the Agreement, or (g) if the recipient can demonstrate it was independently developed by it.

9.6

Further Assurances.  Each of Seller and Buyer shall cooperate, and use Commercially Reasonable Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Contemplated Transactions.  Seller will use Commercially Reasonable Efforts to ensure that the conditions set forth in Article III are satisfied, insofar as such matters are within the control of Seller, and Buyer will use Commercially Reasonable Efforts to ensure that the conditions set forth in Article III are satisfied, insofar as such matters are within the control of Buyer.  The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Contemplated Transactions, to use Commercially Reasonable Efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

ARTICLE X
MISCELLANEOUS

10.1

Notices.  Notices and other communications given under this Agreement, if any, shall be in writing and delivered personally or by facsimile, receipt confirmed, or sent by certified mail, return receipt requested, postage prepaid, or by overnight delivery or courier service to the Parties to this Agreement at the following addresses or to such other address as the Party to this Agreement whose address it is shall specify by notice to the other:

if to Seller:	BHP Minerals International Exploration Inc. 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: President Facsimile: (713) 961-8400
with a copy to:	BHP Billiton 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: Legal Department Facsimile: (713) 961-8507

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if to Buyer:	RAA Holdings S.A. P.O. Box 309 Ugland House, South Church Street Grand Cayman Cayman Islands BWI Attention: The President Facsimile: (604) 434-1487
with a copy to:	Northern Orion Explorations Ltd. 1075 West Georgia Street, Suite 250 Vancouver, B.C. VGE 3C9 Attention: The President Facsimile: (604) 434-1487
and:
DuMoulin Black 10th Floor - 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Attention: Sarge Berner Facsimile: (604) 687-3635

A notice shall be deemed to have been given to a Party to whom it is directed (a) upon actual receipt by such Party, if sent via courier, (b) upon dispatch by telecopier (with transmission confirmed), or (c) one business day after sent by overnight delivery service.

Waiver.  Any waiver of a provision hereof must be in writing and signed by the waiving Party.  No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver, by the Party taking such action of compliance by any other Party with any representations, warranties, covenants or agreements contained herein.  The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by any Party to exercise any right or privilege hereunder shall be deemed a waiver of such Party's rights or privileges hereunder or shall be deemed a waiver of such Party's rights to exercise the same at any subsequent time or times hereunder.

10.3

Amendments.  This Agreement may only be amended, modified, or supplemented by a written instrument executed by each of the Parties.

10.4

Disputes.

(a)

Binding Arbitration.  The Parties irrevocably and expressly agree that any dispute, controversy or claim of any and every kind or type, whether based on contract, tort, statute, regulations or otherwise, arising out of, connected with or relating in any way to this Agreement, the relationship of the Parties, the obligations of the Parties or the operations carried out under this Agreement, including any dispute as to the existence, validity, construction, interpretation, negotiation, performance, non-performance, breach, termination or enforceability of this Agreement, shall be exclusively settled through final and binding arbitration, it being the intention of the Parties that this is a broad form arbitration agreement designed to encompass all possible disputes among the Parties relating to this Agreement and the transactions contemplated hereby.  Buyer or Seller may submit such a dispute of claim to arbitration by notice to the other Party.

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(b)

Institutional Arbitration.  The arbitration shall be conducted in accordance with the International Arbitration Rules of the American Arbitration Association (the "AAA") as in effect on the date hereof.  Any procedural issues not determined under the arbitral rules selected pursuant to this Section 10.4 shall be determined by the applicable laws of the State of New York, other than those laws that would refer the matter to another jurisdiction.

(c)

Selection of Arbitrator.  If the amount in dispute involves less than U.S. $1 million, exclusive of interests and costs, then the arbitration shall be heard and determined by a sole arbitrator.  If there are only two (2) parties to a dispute (or if the parties can be conveniently grouped together into two groups based upon a common interest and common interest in the dispute), then each party or group shall jointly appoint the arbitrator within ten (10) days of the submission of a notice of the intention to arbitrate, or within ten (10) days of receipt of notice from the AAA of its grouping of the parties. If, within said ten (10) day period, the parties fail to agree on the arbitrator, the appointing authority for the implementation of such procedure shall be the AAA.  If there are three or more parties who cannot be grouped together based on a common interest and a common position in the dispute, or if there are three or more groups of parties, then the AAA shall appoint the arbitrator.  If the amount in controversy, exclusive of interests and costs, is U.S. $1 million or more or if the amount in dispute is unknown, or if relief other than damages is sought, then the arbitration shall be heard and determined by three (3) arbitrators, who shall be appointed by the AAA.  The arbitrator shall not have been an employee of the Sellers or the Buyer or have any financial interest in the dispute, controversy or claim.

(d)

Place of Arbitration.  Unless otherwise agreed by all parties to the arbitration, the site of the arbitration under this Agreement shall be New York, New York, U.S.A.

(e)

Decision.  The decision of the arbitrator shall be reduced to writing; final and binding without the right of appeal; the sole and exclusive remedy regarding any claims, counterclaims, issues or accountings presented to the arbitrators; and made and promptly paid in U.S. Dollars free of any deduction or offset.  Any costs or fees incident to enforcing the award, shall, to the maximum extent permitted by law, be charged against the side resisting such enforcement.

(f)

Award.  The award shall include interest from the date of the award until paid in full, at a rate of LIBOR plus four percent (4%) (on the basis of a 360-day year).

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(g)

Entry of Judgment.  Judgment on the award of the arbitral tribunal may be entered by any court of competent jurisdiction.

(h)

Notice.  All notices required for any arbitration proceeding shall be deemed properly given if sent in accordance with Section 10.1 of this Agreement.

(i)

Scope.  It is the intent of the Parties that the arbitration proceeding shall be conducted expeditiously, without initial recourse to the courts and without interlocutory appeals of the award to the courts.  However, if a disputing party refuses to honor its obligations under this Agreement to arbitrate, any other disputing party may obtain appropriate relief compelling arbitration in any court having jurisdiction over the disputing parties; the order compelling arbitration shall require that the arbitration proceedings take place in New York, New York, U.S.A. as specified above.  The disputing parties may apply to any court having jurisdiction for orders requiring witnesses to obey subpoenas issued by the arbitrators.  Notwithstanding the foregoing, any Party shall have the right to petition any competent court for the issuance of any restraining order, which will prevent a continued breach by a Party of its obligations under any non-competition or confidentiality agreement.

10.5

Remedy.  The Parties hereto recognize that irrevocable injury may result to one or more of such Parties in the event of a breach of this Agreement and that the acceptance of this Agreement by all of the Parties hereto was a material factor in each Party's decision to enter into this Agreement and to consummate the transactions contemplated herein.  Each Party hereto agrees that if it engages in any acts in violation of this Agreement, any other Party to this Agreement shall be entitled, in addition to such other remedies and damages as may be available to such Party, in law or equity, or otherwise, to a mandatory injunction compelling specific performance of the offending Party's obligations hereunder.

10.6

Cooperation.  After the execution hereof, the Parties hereto agree to execute and deliver such other instruments and take such other actions as are reasonably necessary to carry out such transactions as intended by the Parties hereto.

10.7

Scope of Representations and Warranties.  NOTWITHSTANDING ANYTHING STATED IN THIS AGREEMENT TO THE CONTRARY, BUYER AGREES THAT (A) SELLER HAS MADE NO REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS TO OR WITH BUYER RELATING TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED, AND (B) BUYER HAS NOT RELIED UPON ANY REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT.  EXCEPT AS OTHERWISE MAY BE EXPRESSLY PROVIDED HEREIN, BUYER EXPRESSLY ACKNOWLEDGES THAT SELLER IS MAKING NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH REGARD TO THE FINANCIAL OR OPERATING CONDITION OF THE COMPANY.  BUYER IS ACQUIRING THE PORTION OF THE COMPANY OWNED BY SELLER ON AN "AS-IS, WHERE-IS" BASIS.

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10.8

Fees and Expenses.   Each Party hereto shall bear its own respective expenses incurred in connection with this Agreement and in connection with all obligations required to be performed by each of them under this Agreement.  The Purchase Price is exclusive of Tax.  Buyer shall be responsible for, and shall bear and pay, any and all transfer, documentary, sales, use, stamp, registration and similar Taxes and fees (including any penalties and interest but not including any U.S. federal or state income Taxes applicable to the sale by Seller of the Subject Interest) incurred in connection with the transactions contemplated by this Agreement.  Buyer will, at its expense, file all necessary Tax returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and similar Taxes and fees.

10.9

No Third-Party Beneficiaries.   Except as provided in Section 9.1, this Agreement is for the sole benefit of and is binding upon the Parties hereto and their permitted successors and assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.10

Successors and Assigns.  Except as otherwise provided herein, no Party may assign its rights and obligations hereunder without the express written consent of the other Party.  All covenants and agreements contained in this Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of the respective successors and assigns of the Parties hereto whether so expressed or not.

10.11

Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

10.12

Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (including by facsimile) to the other Party.

10.13

Governing Law.  This Agreement shall be deemed to be a contract made under the laws of the State of Delaware, and for all purposes shall be construed in accordance with the laws of said State, without regard to principles of conflict of laws.

10.14

No Strict Construction.  The Parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

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10.15

No Consequential Damages.   Except to the extent such waiver may be prohibited by applicable Law, each Party waives any right it may have to claim or recover any special, exemplary, punitive or consequential damages, or any damages other than, or in addition to, actual damages.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation

By:__"Earl K. Moore"                                         __

Name:_Earl K. Moore_______________________

Title:__Vice President____________________

RAA HOLDINGS S.A., a Cayman Island corporation

By:__"David Cohen"        _____________________

Name: David Cohen_________________________

Title:_Director______________________________

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Schedule 5.5

LITIGATION

1.

Certain claims filed by Agrovite against BMIEI and Agua Rica S.A. regarding the ownership of certain surface lands located on the Agua Rica Project.

2.

Any potential claims made by Pedro Rodolfo Lucero as described in his letter to BMIEI dated March 10, 2003.

3.

Any potential claims relating to the Carta Acuerdo, dated September 24, 1998, between the Company and Jose Perez, as assigned to BHP pursuant to a letter agreement, dated November 1, 1998, among the Company, BHP and Jose Perez.

4.

Current and potential claims made against BMIEI by Lorenzo Emilio Parra.

Schedule 5.5 to LLC Interests Purchase Agreement

Exhibit A

FORM OF ASSIGNMENT OF INTERESTS

COPPER HOLDINGS INTERNATIONAL, LLC

THIS ASSIGNMENT OF INTERESTS (the "Assignment"), is by and among BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("Assignor"), and RAA HOLDINGS, S.A., a Cayman Islands corporation ("Assignee").

WHEREAS, pursuant to that certain LLC Interest Purchase Agreement between Assignor and Assignee dated April 23, 2003 (the "Purchase Agreement"), Assignor agreed to sell, and Assignee agreed to purchase, the limited liability company interests in Copper Holdings International, LLC, a Delaware limited liability company (the "Company"), held by Assignor; and

WHEREAS, Assignor desires to sell and assign to Assignee the Subject Interest, and Assignee desires to accept such assignment upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.

Assignment.  Assignor hereby sells and assigns to Assignee all of its right, title and interest in and to the Subject Interest, free and clear of all Encumbrances.

2.

Membership.  Upon the assignment of the Subject Interest, Assignee shall become the sole member of the Company, and shall have all rights and powers, and be subject to all restrictions and liabilities, of a member under the Operating Agreement and under the Delaware Limited Liability Company Act.

3.

Incorporation by Reference. The following provisions of the Purchase Agreement are hereby incorporated by reference into this Assignment (except that references therein to the Purchase Agreement shall be deemed to be references to the Assignment): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.4 (Disputes); Section 10.5 (Remedy); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

4.

Defined Terms.  Terms used, but not defined, herein shall have the meanings set forth in the Purchase Agreement.

Annex I to Release

IN WITNESS WHEREOF, the undersigned have executed this Assignment to be effective as of the [●] day of [●], 2003.

BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation

By:

Name:

Title:

RAA HOLDINGS, S.A., a Cayman Islands corporation

By:

Name:

Title:

 Exhibit A to LLC Interests Purchase Agreement

Exhibit B

FORM OF
TERMINATION OF CERTAIN AGREEMENTS,
MUTUAL RELEASE & INDEMNITY, AND
ASSUMPTION AGREEMENT

THIS TERMINATION OF CERTAIN AGREEMENTS, MUTUAL RELEASE & INDEMNITY, AND ASSUMPTION AGREEMENT (this "Agreement") is made and entered into as of [*], 2003 (the "Effective Date") by and between BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("BHP"), COPPER HOLDINGS INTERNATIONAL, LLC, a Delaware limited liability company (the "Company"), MINERA AGUA RICA, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("MAR"), RAA HOLDINGS S.A., a Cayman Islands corporation ("RAA") and NORTHERN ORION EXPLORATIONS LTD., a British Columbia corporation ("NNO").  Terms used, but not defined, herein and in the exhibits hereto shall have the meaning ascribed to such terms in that certain LLC Interests Purchase Agreement between BHP and NNO dated as of April 23, 2003 (the "Purchase Agreement").

W I T N E S S E T H:

WHEREAS, pursuant to the Purchase Agreement, BHP has sold, and RAA has purchased, the Subject Interest;

WHEREAS, it is a condition to the closing of the transactions contemplated by the Purchase Agreement that this Agreement be executed among the parties hereto; and

WHEREAS, the parties hereto desire to enter into this Agreement pursuant to the terms of the Purchase Agreement;

NOW, THEREFORE, for good and valuable consideration exchanged between the parties hereto, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.

NNO, RAA, the Company and MAR and their respective members, directors, officers, employees, Affiliates, agents and representatives hereby unconditionally and irrevocably forever RELEASE, DISCHARGE AND ACQUIT BHP and the Affiliates of BHP, and their respective shareholders, constituent partners, officers, directors, employees, heirs, successors and assigns (collectively, the "BHP Released Parties") from any and all Claims (as defined below), known or unknown, which it or its successors and assigns ever had, now have or hereafter can, shall or may have against the BHP Released Parties for, upon, or by reason of any matter, cause or thing whatsoever arising prior to, on or following the Effective Date out of, in connection with, or in any way related to, (a) any and all contracts or agreements between NNO, RAA, the Company or MAR or any of their respective Affiliates, on the one hand, and BHP or any of their respective Affiliates, on the other hand, including, but not limited to, the Operating Agreement and the Management Agreement (subject to Section 6 hereof), except the agreements listed on Annex I attached hereto (the "Excluded Agreements"), or (b) BHP's director or indirect ownership of the Company or MAR, and any right continuing or otherwise, in securities of the Company or its status as a member, partner, officer or director of the Company, MAR or their respective Affiliates or the actions of BHP's representatives as directors and officers thereof.

Annex I to Release

2.

BHP and its members, directors, officers, employees, Affiliates, agents and representatives hereby unconditionally and irrevocably forever RELEASE, DISCHARGE AND ACQUIT NNO, RAA, the Company and MAR and their respective Affiliates, and their shareholders, constituent partners, officers, directors, employees, heirs, successors and assigns (collectively, the "NNO Released Parties") from any and all Claims, known or unknown, which it or its successors and assigns ever had, now have or hereafter can, shall or may have against the NNO Released Parties for, upon, or by reason of any matter, cause or thing whatsoever arising prior to the Effective Date out of, in connection with, or in any way related to, (a) any and all contracts or agreements between NNO, RAA, the Company or MAR or any of their respective Affiliates, on the one hand, and BHP or any of their respective Affiliates, on the other hand, including, but not limited to, the Operating Agreement and the Management Agreement (subject to Section 6 hereof), except the Excluded Agreements, or (b) RAA's or NNO's director or indirect ownership of the Company or MAR, and any right continuing or otherwise, in securities of the Company or its status as a member, partner, officer or director of the Company or its Affiliates.

3.

Each of NNO, RAA, MAR and the Company, severally and jointly, shall be liable for and hereby unconditionally and irrevocably agree to indemnify, defend and hold harmless each of the BHP Released Parties from any and all Claims brought by any persons, or by reason of any matter, cause or thing whatsoever arising out of, in connection with, or in any way related to (a) any and all contracts or agreements between NNO, RAA, the Company, or MAR or any of their respective Affiliates, on the one hand, and BHP or any of their respective Affiliates, on the other hand, including, but not limited to, the Operating Agreement and the Management Agreement (subject to Section 6 hereof), except the Excluded Agreements, (b) BHP's direct or indirect ownership of the Company and MAR and any right in securities of the Company or MAR or its status as a member, partner, officer or director of the Company or its Affiliates, (c) the Assumed Obligations (as defined below), whether arising prior to or after the Effective Date, or (d) any actions taken from and after the Effective Date by any of the NNO Released Parties with respect to any of the assets transferred from BHP to MAR pursuant to that certain Contrato Definitivo de Transferencia de Fondo de Comercio, dated August 20, 2002, between BHP and MAR, as registered in the Inspeccion General de Justicia on March24, 2003 (the "Transfer Agreement").

4.

Effective as of the Effective Date, NNO, RAA, MAR and the Company, jointly and severally, hereby assume, and agree to fully and timely pay, perform and discharge (a) any and all Claims against the BHP Released Parties by any of Jose Perez, Lorenzo Emilio Parra or Pedro Rodolfo Lucero, notwithstanding any agreement or understanding to the contrary or whether any claims are existing now or after the Effective Date; and (b) any and all Claims in connection with the matters described in Annex II (the "Assumed Obligations").  In addition, from the Effective Date until completion of the process of registration of the transfer of the assets with the [name of registry in Catamarca] as contemplated by the Transfer Agreement, MAR shall maintain insurance with such insurers, in such amounts and against such risks as are reasonably satisfactory to BHP, and furnish BHP evidence thereof promptly upon request.  MAR shall cause BHP to be named as beneficiary of such insurance and shall provide BHP with copies of the policies of insurance and a certificate of the insurance that the insurance required by this Section 4 may not be canceled, reduced or affected in any manner without thirty (30) days' prior written notice to BHP.

Exhibit B to LLC Interests Purchase Agreement

5.

Pursuant to the terms of the Transfer Agreement, BHP shall use Commercially Reasonable Efforts to (a) mutually cooperate to perform the registration of the transfer of the going concern contemplated in the Transfer Agreement with the [Public Registry of Commerce of Catamarca?], and (b) deliver any other documentation reasonably requested by such entity to perform such registration in due time and manner.

6.

Each of the parties that are parties thereto agree to terminate, as of the Effective Date, any and all contracts or agreements between NNO, RAA, the Company or MAR or any of their respective Affiliates, on the one hand, and BHP or its Affiliates, on the other hand, and all obligations of the parties thereunder including, but not limited to, the Operating Agreement and the Management Agreement, except the Excluded Agreements.  Notwithstanding anything to the contrary contained herein, the parties' obligations under Sections 4.6, 4.7, and 7.2(d) of the Operating Agreement and under Section 6.4 of the Management Agreement, shall survive termination thereof.

7.

As used herein, the term "Claims" shall mean all actions, causes of action, suits, debts (including, without limitation, indebtedness for borrowed money), dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, liabilities (statutory or otherwise), obligations, claims (including, without limitation, claims brought by third parties claiming subrogation), damages, penalties, losses, costs, expenses (including, without limitation, attorneys' fees and disbursements) and demands whatsoever, at Law, in equity or otherwise.

8.

Each party hereto hereby represents and warrants to the other parties hereto as follows:

(a)

It is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.  It has all requisite power and authority to: (i) own and operate its properties and carry on its business as currently concluded; and (ii) to execute this Agreement and perform its obligations hereunder.

(b)

It is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business as now conducted or its assets make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on such party.

(c)

The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all requisite action.  This Agreement has been duly executed and delivered, and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms.  It is not required to give any notice, make any filing or register with, or obtain any consent, approval, authorization, waiver, permit, certificate or order of any Governmental Authority or third party to perform its obligations under this Agreement.

(d)

The execution and delivery of this Agreement will not conflict with, result in a breach under, or give rise to any consent or preferential purchase right under (i) any applicable Law, (ii) any of its constituent documents, (iii) any material contract, agreement, lease, license or other arrangement to which it is a party or by which it or any of its properties is bound, or (iv) any order, judgment, injunction, award or decree of any court or regulatory or governmental body.

 Exhibit B to LLC Interests Purchase Agreement

9.

This Agreement shall not apply to or release the rights and obligations of the parties under the Excluded Agreements or the provisions of the Operating Agreement and the Management Agreement referred to in Section 6 hereof.

10.

This Agreement and the releases and indemnities given hereunder are freely and voluntarily given and the parties acknowledge and represent that they have fully reviewed the terms contained herein, that they are fully informed with respect to the legal effect of this Agreement, and that they have voluntarily chosen to accept the terms and conditions.

11.

Notices and other communications given under this Agreement, if any, shall be in writing and delivered personally or by facsimile, receipt confirmed, or sent by certified mail, return receipt requested, postage prepaid, or by overnight delivery or courier service to the parties to this Agreement at the following addresses or to such other address as the party to this Agreement whose address it is shall specify by notice to the other:

if to BHP:

BHP Minerals International Exploration Inc.
1360 Post Oak Blvd., Suite 150
Houston, Texas  77056-3020
Attention:  President
Facsimile:  (713) 961-8400

with a copy to:

BHP Billiton Ltd.
1360 Post Oak Blvd., Suite 150
Houston, Texas  77056-3020
Attention:  Legal Department
Facsimile:  (713) 961-8507

if to any of the NNO Released Parties:	Northern Orion Explorations Ltd. 1075 West Georgia Street, Suite 250 Vancouver, B.C. VGE 3C9 Attention: President Facsimile: (604) 434-1487
with a copy to:	DuMoulin Black 10th Floor - 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Attention: Sarge Berner Facsimile: (604) 687-3635

 Exhibit B to LLC Interests Purchase Agreement

A notice shall be deemed to have been given to a party to whom it is directed (a) upon actual receipt by such party, if sent by courier (b) upon dispatch by telecopier (with transmission confirmed), or (c) one business day after sent by overnight delivery service.

12.

The following provisions of the Purchase Agreement are hereby incorporated by reference into this Agreement (except that references therein to the Purchase Agreement shall be deemed to be references to this Agreement): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.4 (Disputes); Section 10.5 (Remedy); Section 10.6 (Cooperation); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

[Signature Page Follows]

 Exhibit B to LLC Interests Purchase Agreement

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

COPPER HOLDING INTERNATIONAL, LLC,
a Delaware limited liability company

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

BHP MINERALS INTERNATIONAL
EXPLORATION INC., a Delaware corporation

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

NORTHERN ORION EXPLORATION LTD.,
a British Columbia corporation

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

RAA HOLDINGS S.A., a Cayman Island corporation

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

MINERA AGUA RICA, LLC, a Delaware limited liability company

i

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

Exhibit B to LLC Interests Purchase Agreement

Annex I

EXCLUDED AGREEMENTS

1.

LLC Interests Purchase Agreement, dated as of April 23, 2003, between BHP and RAA.

2.

Loan Agreement, dated as of [*], 2003, among BHP, RAA, NNO, the Company and MAR.

3.

Guarantee, Pledge and Security Agreement, dated as of [*], 2003, of RAA, the Company and MAR in favor of BHP.

4.

Guarantee, dated as of [*], 2003, of NNO in favor of BHP.

5.

Mortgage over Core Assets, dated as of [*], 2003, of MAR in favor of BHP.

6.

Promissory Note, dated as of [*], 2003, of RAA payable to the order of BHP.

7.

Termination of Certain Agreements, Mutual Release & Indemnity, and Assumption Agreement, dated as of [*], 2003, between BHP, NNO, RAA, the Company, and MAR.

8.

Settlement Agreement, effective as of April 23, 2003 among BHP, Agua Rica S.A., MAR, Agrovite S.A., and the shareholders of Agrovite, providing for the settlement of certain claims with respect to the ownership of certain surface lands located on the Agua Rica Project.

9.

Preliminary Purchase of Going Concern Agreement, dated January 28, 2002, between BHP and MAR.

10.

Transfer of Going Concern Agreement, dated as of August 26, 2002, between BHP Minerals International Exploration Inc. Argentina, a branch of BHP, and Minera Agua Rica LLC Sucursal Argentina, a branch of MAR.

Annex I to Release

Annex II

ASSUMED OBLIGATIONS

1.

Settlement Agreement among BHP, Agua Rica S.A., MAR, Agrovite S.A., and the shareholders of Agrovite, providing for the settlement of certain claims with respect to the ownership of certain surface lands located on the Agua Rica Project.

2.

Carta Acuerdo, dated September 24, 1998, between the Company and Jose Perez, as assigned to BHP pursuant to a letter agreement, dated November 1, 1998, among the Company, BHP and Jose Perez.

3.

Carta Acuerdo, dated May 26, 1999, between BHP and Lorenzo Emilio Parra.

4.

Carta Acuerdo, dated March 10, 1998, between the Company and Pedro Rodolfo Lucero, as assigned to BHP pursuant to a letter agreement, dated October 30, 2001, among the Company, BHP and Pedro Rodolfo Lucero.

5.

Settlement Letter Agreement, dated October 30, 2001, between BHP and Pedro Rodolfo Lucero, with respect to the Bruno claims, as described therein.

6.

Carta Acuerdo, dated June 11, 2002, among BHP, MAR and Pedro Rodolfo Lucero.

7.

Consulting Agreement, dated October 11, 2000, among BHP, Recursos Americanos Argentinos S.A., and Ricardo Alfredo Auriemma.

Annex II to Release

Exhibit C

ATTORNEYS-IN-FACT

Randall S. Jones

Roberto Pascual

Claudio Devaux

Earl K. Moore

Exhibit C to LLC Interests Purchase Agreement

Exhibit D

FORM OF LOAN AGREEMENT

Attached.

Exhibit D to LLC Interests Purchase Agreement

LOAN AGREEMENT

RAA HOLDINGS S.A.

AS OBLIGOR,

COPPER HOLDINGS INTERNATIONAL, LLC

AND

MINERA AGUA RICA, LLC

AS SUBSIDIARY GUARANTORS,

NORTHERN ORION EXPLORATIONS LTD.

AS PARENT GUARANTOR,

AND

BHP MINERALS INTERNATIONAL EXPLORATION INC.

AS OBLIGEE

[*], 2003

Exhibit D to LLC Interests Purchase Agreement

Page

ARTICLE I   DEFINITIONS

4

1.1

Certain Definitions.

4

1.2

Other Definitions.

4

ARTICLE II   DEFERRED PAYMENT

10

2.1

The Deferred Payment.

10

2.2

Promissory Note.

10

2.3

Default Interest.

11

2.4

Mandatory Prepayment.

11

2.5

Payment of the Deferred Payment

11

2.6

Foreclosure and other Proceeds

11

2.7

Security Instruments.

11

2.8

Guarantee Agreements.

12

2.9

Taxes.

12

ARTICLE III  DELIVERIES

13

3.1

Deliveries.

13

3.2

One Transaction.

14

ARTICLE IV  REPRESENTATIONS AND WARRANTIES

14

4.1

Organization.

14

4.2

Power and Authority; Due Authorization; Enforceability.

14

4.3

No Conflict.

15

4.4

No Consent.

15

4.5

Legal Proceedings.

15

4.6

Balance Sheet.

15

4.7

Capitalization.

16

4.8

No Liens.

16

4.9

Indebtedness.

16

4.10

Compliance with Laws.

16

4.11

Taxes.

16

4.12

Security Instruments.

16

4.13

Disclosure.

16

ARTICLE V   AFFIRMATIVE COVENANTS

16

5.1

Performance of Obligations.

17

5.2

Information Covenants.

17

5.3

Corporate Existence and Status.

18

5.4

Books and Records; Inspection Rights.

18

5.5

Compliance with Legal Requirements and Agreements.

18

5.6

Environmental, Health and Safety Laws.

18

5.7

Taxes.

18

5.8

Insurance.

18

5.9

Core Assets.

19

5.10

Payment of Liabilities.

19

5.11

Further Assurances.

19

5.12

Required Licenses; Permits; Etc.

19

Exhibit D to LLC Interests Purchase Agreement

ARTICLE VI  NEGATIVE COVENANTS

19

6.1

Merger; Consolidation; Transfer of Assets; Acquisitions; Line of

Business; Subsidiaries.                                                                                              20

6.2

Investments.

20

6.3

Restrictive Agreements.

20

6.4

Limitation on Issuance of Capital Stock.

20

6.5

Liens.

20

6.6

Restricted Payments.

21

6.7

Transactions with Affiliates.

21

ARTICLE VII  EVENTS OF DEFAULT; RELEASE OF COLLATERAL

21

7.1

Default.

21

7.2

Remedies.

22

7.3

Setoff.

22

7.4

Joint and Several Liability.

23

ARTICLE VIII  MISCELLANEOUS

23

8.1

Notices

23

8.2

Assignment.

24

8.3

Absolute Obligation.

24

8.4

Waiver.

24

8.5

Amendments.

24

8.6

Reimbursement

24

8.7

No Release.

24

8.8

Survival of Representations and Warranties.

25

8.9

Time.

25

8.10

Incorporation by Reference.

25

Schedules

Schedule 1.2

Mortgaged Assets

Schedule 4.7

Capitalization

Schedule 4.9

Exceptions to Indebtedness

Schedule 6.5(a)

Permitted Liens

Exhibits

Exhibit A

Form of NNO Guarantee Agreement

Exhibit B

Form of Subsidiary Guarantee, Pledge and Security Agreement

Exhibit C

Form of Promissory Note

Exhibit D to LLC Interests Purchase Agreement

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement"), dated as of [*], 2003, is made by and among RAA HOLDINGS S.A., a Cayman Island corporation ("Obligor"), COPPER HOLDINGS INTERNATIONAL, LLC, a Delaware limited liability company ("CHI"), and MINERA AGUA RICA, LLC, a Delaware limited liability company ("MAR"), NORTHERN ORION EXPLORATIONS LTD., a British Columbia corporation ("NNO"), and BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("Obligee").  Obligee, Obligor, NNO, CHI, and MAR are sometimes individually referred to in this Agreement as a "Party" and collectively as the "Parties."

WHEREAS, Obligor has agreed to purchase all of Obligee's limited liability company interests in CHI, as contemplated in the Purchase Agreement (as defined below); and

WHEREAS, pursuant to Section 2.3 of the Purchase Agreement, Obligor and Obligee have agreed that Nine Million Dollars ($9,000,000), representing a portion of the Purchase Price (the "Deferred Payment"), shall be paid by Obligor to Obligee in the future in accordance with the terms of this Agreement;

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1

Certain Definitions.  Except as otherwise defined herein, capitalized terms shall have the meanings set forth in the Purchase Agreement.

1.2

Other Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

"Agreement" has the meaning set forth in the introductory paragraph.

"Balance Sheet" has the meaning set forth in Section 4.6.

"Bankruptcy" means, with respect to any Obligated Party, (i) the inability of such Obligated Party generally to pay its debts as such debts become due, an admission in writing by such Obligated Party of its inability to pay its debts generally or the occurrence of a cesacion de pagos, or a general assignment by such Obligated Party for the benefit of creditors, (ii) the filing in any jurisdiction of any petition or answer by such Obligated Party seeking to adjudicate it bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Obligated Party or its debts under any Law relating to bankruptcy, insolvency or reorganization or relief of debtors (including the filing for concurso preventivo in the Republic of Argentina), or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Obligated Party or for any substantial part of its Property, (iii) corporate action taken by such Obligated Party to authorize any of the actions set forth above, (iv) the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization,

Exhibit D to LLC Interests Purchase Agreement

arrangement, present or future bankruptcy, insolvency or similar Law, or the filing of any such petition against such Obligated Party which petition shall not be dismissed within sixty (60) days, (v) the filing against such Obligated Party of a bankruptcy petition in the Republic of Argentina which is not timely contested by such Obligated Party; (vi) the declaration of bankruptcy or concurso preventivo, or (vii) without the consent or acquiescence of such Obligated Party, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Obligated Party or of all or any substantial part of the Property of such Obligated Party which order shall not be dismissed within sixty (60) days.

"Business Combination" means, with respect to any Obligated Party, a transaction or undertaking (or series of transactions or undertakings) in any form whatsoever, involving (i) a purchase or acquisition of Voting Stock if the consummation of such transaction would result in any Person beneficially owning thirty percent (30%) or more of the Voting Stock outstanding, or (ii) a merger, consolidation, combination, share exchange, reorganization or other extraordinary transaction with respect to such Obligated Party in which, upon consummation thereof, the other Person that is a party thereto, or the controlling Persons thereof, would acquire beneficial ownership of thirty percent (30%) or more of the Voting Stock outstanding.  A sale, issuance, transfer, conveyance, lease or other disposition of a material portion of the assets of any Obligated Party, whether by one transaction or a series of related transactions, shall constitute a Business Combination.

"Business Day" means any day except Saturday, Sunday or any day on which banks are not open for business in the City of New York, New York.

"Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into such an equity interest in such Person.

"Charter Documents" means, with respect to any particular entity, (i)  if a corporation, the articles or certificate of incorporation and the bylaws; (ii) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (iii) all equityholders' agreements, operating agreements, management agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (iv) any amendment or supplement to any of the foregoing.

"CHI" has the meaning set forth in the introductory paragraph.

"Collateral" means all collateral now existing or hereafter acquired, and all cash and non-cash proceeds thereof, in respect of which any Lien in favor of Obligee is granted or created under the terms of any of the Security Instruments, including the Mortgaged Assets.

Exhibit D to LLC Interests Purchase Agreement

"Consolidated Group" means NNO, Obligor, CHI, MAR and their respective Subsidiaries on a consolidated basis.

"Core Assets" has the meaning set forth in the Operating Agreement.

"Default Rate" has the meaning set forth in Section 2.3.

"Deferred Payment" has the meaning set forth in the recitals.

"Dollar," "Dollars" and "$" means currency of the United States of America which is at the time of payment legal tender for the payment of public and private debts in the United States of America.

"Endeavour" means Endeavour Mining Capital Corp.

"Endeavour Credit Agreement" means that certain Credit Agreement, dated as of [*], between NNO and Endeavour.

"Environmental, Health and Safety Laws" means any applicable Law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Substances as such requirements are enacted and in effect on or prior to the Closing Date.

"Event of Default" has the meaning set forth in Section 7.1.

"Financing Documents" means this Agreement, the Note, the Security Instruments, and any other instrument or agreement now or hereafter executed by any Obligated Party in connection herewith.

"GAAP" means generally accepted accounting principles in Canada as in effect from time to time.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement condition or otherwise) or (ii) entered into for the purpose of assuring in any other manner the blige of such Indebtedness or other obligation of the payment thereof or to protect such blige against loss in respect thereof (in whole or in part).  The term "Guarantee" as a verb has a corresponding meaning.

"Hazardous Substances" means (i) any hazardous or toxic waste, or any substance or material that is listed or otherwise included or described as a "hazardous" or "toxic" substance or "special" waste, or as a "contaminant," in any Environmental, Health and Safety Law, (ii) asbestos-containing material, (iii) medical and biological waste, (iv) polychlorinated biphenyls, (v) petroleum products, including gasoline, fuel oil, crude oil and constituents of such petroleum products and (vi) any other chemicals, materials or substances, exposure to which is prohibited, limited or regulated by any Environmental, Health and Safety Laws because they pose a hazard to human health or the environment.

Exhibit D to LLC Interests Purchase Agreement

"Incur" means issue, assume, Guarantee, incur or otherwise become liable for.

"Indebtedness" means, with respect to any Obligated Party on any date of the determination thereof (without duplication): (i) the principal of and premium, if any, in respect of (A) indebtedness of such Obligated Party for money borrowed and (B) indebtedness evidenced by notes, indentures, bonds or other similar instruments for the payment of which such Obligated Party is liable or responsible; (ii) capitalized lease obligations of such Obligated Party; (iii) all obligations of such Obligated Party issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Obligated Party and all obligations of such Obligated Party under any title retention agreement (including any such obligations under repurchase agreements, but excluding trade accounts payable and expense accruals arising in the ordinary course of business not overdue by more than sixty (60) days); (iv) all obligations of such Obligated Party for the reimbursement or indemnification of any other Person on any letter of credit, banker's acceptance or similar credit transaction; (v) the amount of all obligations of such Obligated Party with respect to the redemption, repayment or other repurchase of any Capital Stock; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Obligated Party is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; and (vii) all obligations of the type referred to in clauses (i) through (vi) of third Persons secured by any Lien on any Property of such Obligated Party (whether or not such obligation is assumed by such Obligated Party), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured.

"Law" means any statute, treaty, law, ordinance, rule, administrative interpretation, regulation, norm, standard, order, writ, injunction, judgment, decree or other requirement issued by any Governmental Authority.

"LIBOR" means the London Inter-Bank Offered Rate for the ninety (90) day period as quoted on the Reuters Screen LIBOR Page rounded to the fourth decimal point.

"Lien" means any mortgage, pledge, security interest, lien (statutory or otherwise), charge, encumbrance, hypothecation, assignment, deposit arrangement, or other arrangement having the practical effect of the foregoing or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having the same economic effect as any of the foregoing).

"MAR" has the meaning set forth in the introductory paragraph.

"Management Agreement" means that certain Management Agreement, dated January 1, 2002, between CHI and Obligee.

Exhibit D to LLC Interests Purchase Agreement

"Material Adverse Effect" means (i) any material adverse change or changes in, or material adverse effect on, the operations, business, properties, condition (financial or otherwise) of Obligor or Obligor and its Subsidiaries taken as a whole or of any Guarantor; (ii) an impairment of the ability of any Obligated Party to fully pay and perform under any of the Financing Documents; or (iii) any change or effect which calls into question the validity or enforceability of any Financing Document or Obligee's rights and remedies thereunder, including in the case of each of (i) - (iii) any change or effect resulting from changes in Laws.

"Maturity" means June 30, 2005 or such earlier date as may be established pursuant to any acceleration or mandatory prepayment provisions contained herein.

"Moody's" means Moody's Investor Services, Inc., or any successor entity in the business of rating securities.

"Mortgage" means the mortgage (hipoteca) over the Mortgaged Assets, granted by MAR in favor of Obligee, in form and substance satisfactory to Seller.

"Mortgaged Assets" means the mining concessions listed on Schedule 1.2, together with all the assets related to their operation.

"NNO" has the meaning set forth in the introductory paragraph.

"NNO Guarantee Agreement" means the NNO Guarantee Agreement, in substantially the same form and substance as Exhibit A, pursuant to which NNO shall Guarantee payment of the Obligations, as the same may be amended, modified, renewed, extended, or supplemented from time to time.

"Non-Excluded Taxes" means any Taxes other than (i) income, capital gains and similar taxes or (ii) franchise taxes imposed with respect to Obligee by the State of Delaware, U.S.A.

"Note" has the meaning set forth in Section 2.2.

"Obligated Party" means Obligor, the Subsidiary Guarantors, NNO or any other Person that holds assets on any Obligated Party's behalf or who is or becomes a party to any agreement that Guarantees or secures payment and performance of the Obligations or any part thereof.

"Obligations" means the Deferred Payment and all other obligations, indebtedness, liabilities, and other amounts of any kind or nature whatsoever owed to Obligee under the Financing Documents, now existing or hereafter arising, whether direct, indirect, related, unrelated, fixed, contingent, liquidated, unliquidated, joint, several, or joint and several, including the obligations, indebtedness, and liabilities of the Obligated Parties under this Agreement and the other Financing Documents, all interest accruing thereon, and all attorneys' fees and other expenses Incurred in the enforcement or collection thereof.

"Obligee" has the meaning set forth in the introductory paragraph.

"Obligor" has the meaning set forth in the introductory paragraph.

Exhibit D to LLC Interests Purchase Agreement

"Operating Agreement" means that certain Operating Agreement of Copper Holdings International, LLC, dated January 1, 2002, between Obligor and Obligee.

"Other Taxes" has the meaning set forth in Section 2.9(b).

"Party" and "Parties" has the meaning set forth in the introductory paragraph.

"Permitted Liens" means those Liens expressly permitted by Section 6.5.

"Property" means any interest in any kind of property, asset, whether real, personal or mixed, tangible or intangible.

"Purchase Agreement" means the LLC Interests Purchase Agreement dated as of April 23, 2003, among Obligor and Obligee.

"Royalty and Net Proceeds Agreement" means that certain Royalty and Net Proceeds Agreement, dated February 4, 2000, among Miramar Mining Corporation, NNO, Obligor and certain other parties, as amended.

"SEC" means the Securities and Exchange Commission.

"Security Instruments" means (i) the Mortgage, (ii) the NNO Guarantee Agreement, (iii) the Subsidiary Guarantee, Pledge and Security Agreement, and (iv) all financing statements and all other security instruments and documents given to Obligee in support of this Agreement and the Note, as the same may be amended, modified, renewed, extended, or supplemented from time to time.

"S&P" means Standard & Poor's, a division of McGraw Hill, Inc., or any successor entity in the business of rating securities.

"Subsidiary" means, with respect to any Person (the "parent") at any date, any other Person that is an entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (i) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (ii) that is, as of such date, otherwise controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

"Subsidiary Guarantors" means CHI and MAR and any of their respective Subsidiaries.

"Subsidiary Guarantee, Pledge and Security Agreement" means the Guarantee, Pledge and Security Agreement, in substantially the same form and substance as Exhibit B, providing for (i) the Guarantee of the payment and performance of the Obligations by the Subsidiary Guarantors to Obligee and (ii) the pledge in favor of Obligee of (A) approximately 72% of the limited liability company interests, or the rights of a member, in each of CHI and MAR and approximately 28% of the limited liability company interests, or the rights of a member, in each of CHI and MAR, as a second priority lien and security interest pursuant to the terms of an intercreditor agreement between Obligee and

Exhibit D to LLC Interests Purchase Agreement

Endeavor or, to the extent Endeavor no longer has a first priority lien and security interest in any limited liability company interests, or the rights of a member, in each of CHI and MAR, a first priority lien and security interest in 100% of the limited liability company interests, or the rights of a member, in each of CHI and MAR.

"Taxes" means any present or future taxes, levies, imposts, duties, fees, assessments, deductions, withholdings or other charges of whatever nature, including income, receipts, excise, property, sales, transfer, license, payroll, withholding, social security and franchise taxes now or hereafter imposed or levied by any Governmental Authority and all interest, penalties, additions to tax and similar liabilities with respect thereto.

"Transaction Documents" means the Purchase Agreement, the Financing Documents and all other documents, instruments and opinions executed and delivered in connection with the Contemplated Transactions.

"UCC" means the Uniform Commercial Code as in effect in the State of Delaware from time to time.  Unless otherwise defined herein, all terms defined in the UCC shall have the same meanings within this Agreement and the other Financing Documents.

"Voting Stock" means, in respect of any Person, all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

ARTICLE II
DEFERRED PAYMENT

2.1

The Deferred Payment.    Upon the terms and subject to the conditions hereof and the other Financing Documents, Obligee agrees to permit Obligor to defer the payment of the Deferred Payment as provided herein.  Obligor shall repay any unpaid portion of the Deferred Payment in full at Maturity.  If the Deferred Payment and Note are accelerated pursuant to any of the provisions of this Agreement or of the Security Instruments, all outstanding principal, interest, fees, costs and other amounts due under this Agreement, the Note or any Security Instrument shall be immediately paid by Obligor to Obligee, subject to the terms of this Agreement and any relevant Security Instrument.

2.2

Promissory Note.  The obligation of Obligor to repay the Deferred Payment shall be evidenced by a promissory note in substantially the same form and substance as Exhibit C, executed by Obligor, payable to the order of Obligee, in the amount of the Deferred Payment and dated the date hereof (the "Note").  Such Note shall not bear interest, except for default interest as provided in Section 2.2, and shall be secured by the Security Instruments and otherwise be in form and substance acceptable to Obligee.  Subject to the terms hereof, such Note shall be subject to acceleration upon the occurrence of an Event of Default and shall be subject to mandatory prepayments on the occurrence of certain events described herein.

Exhibit D to LLC Interests Purchase Agreement

2.3

Default Interest.  Upon the occurrence and during the continuance of any Event of Default, interest shall accrue and be payable by the Obligated Parties on the unpaid principal amount hereof, together with any and all past due interest and other past due amounts due hereunder, at a rate equal to four percent (4%) over LIBOR per annum (the "Default Rate"), which interest shall be payable on demand by Obligee.

2.4

Mandatory Prepayment.  Mandatory prepayment of the Obligations shall be made in whole upon (i) the consummation of a Business Combination; (ii) any third party financing of all or a portion of the Note and the Obligations; or (iii) any casualty or other insured damage to, or any loss, seizure, compulsory requisition, expropriation or nationalization of all or any part of, the Collateral.  Such prepayment shall be applied, first, to pay all accrued but unpaid default interest on the Note and shall then be applied to pay in full the outstanding principal amount hereof.

2.5

Payment of the Deferred Payment.  Obligor shall pay the Deferred Payment in full at Maturity directly to Obligee at its address specified in Section 10.1 of the Purchase Agreement or at such other address as may be designated by Obligee from time to time by delivering written notice to Obligor at least five (5) Business Days prior to Maturity.  If the Deferred Payment and Note are accelerated pursuant to any of the provisions of this Agreement or of the Security Instruments, the unpaid portion of the Deferred Payment and any Default Interest, fees, costs and other amounts due under this Agreement, the Note or any Security Instrument shall be immediately paid by Obligor to Obligee, subject to the terms of this Agreement and any relevant Security Instrument.  All payments hereunder shall be made in United States Dollars.

2.6

Foreclosure and other Proceeds.  Subject to the Royalty and Net Proceeds Agreement, if Obligee obtains any proceeds of the Collateral, then such proceeds shall be applied first, to pay any reasonable costs or fees of Obligee in obtaining or realizing such proceeds, second, to pay accrued and unpaid Default Interest, and third, to pay any remaining unpaid portion of the Deferred Payment.  After application in accordance with the preceding sentence of this Section 2.6, to the extent any proceeds remain, then such proceeds shall be delivered as the owner of such Collateral shall direct (including to any Obligee or such owner as directed under any agreement by such owner).

2.7

Security Instruments.  The Obligations are secured by this Agreement and the Security Instruments.  Each Obligated Party shall execute and deliver the applicable Security Instruments and shall abide by and perform fully the obligations contained therein.  In addition, (i) immediately upon execution of the Mortgage, MAR shall cause the Mortgage to be filed by a notary public with each of the Registro Nacional de la Propiedad Immueble de la Provincia de Catamarca and the Juzgado de Minas de la Provincia de Catamarca, (ii) promptly after the date hereof the Obligated Parties shall take all other action necessary to perfect the first priority security interest granted by the Mortgage and (iii) at their expense and at any time and from time to time, the Obligated Parties shall execute, endorse, acknowledge, file and/or deliver to Obligee any instruments, and take such further steps, in connection with the Collateral covered by any of the Security Instruments, as requested by the Obligee.

Exhibit D to LLC Interests Purchase Agreement

2.8

Guarantee Agreements.  The Obligations are Guaranteed by the Subsidiary Guarantors pursuant to the terms of the Subsidiary Guarantee, Pledge and Security Agreement and by NNO pursuant to the terms of the NNO Guarantee Agreement.

2.9

Taxes.

(a)

Any and all payments by Obligor under this Agreement and the Note shall be made free and clear of, and without deduction for any and all present or future Taxes.  If Obligor shall be required by Law to deduct any Taxes from or in respect of any sum payable under the Note, (i) if such Taxes are Non-Excluded Taxes, the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.9(a)), Obligee receives an amount equal to the sum it would have received had no such deductions been made; (ii) Obligor shall make such deductions; and (iii) Obligor shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable Law.  Within thirty (30) days after the date of any payment of Taxes, Obligor shall furnish to Obligee the original or a certified copy of a receipt evidencing payment thereof.  Obligor shall, within ten (10) days of demand therefore, pay Obligee for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this Section 2.9(a)) paid by Obligee, and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted.

(b)

In addition, Obligor shall pay any present or future stamp, documentary, excise property or similar Taxes, that arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or the other Financing Documents ("Other Taxes").

(c)

The Obligated Parties shall indemnify Obligee for any Non-Excluded Taxes and Other Taxes levied, imposed or assessed), on (and whether or not paid directly by) Obligee (whether or not such Non-Excluded Taxes or Other Taxes have been levied, imposed or assessed, and promptly upon notice thereof by Obligee, the Obligated Parties shall pay such Non-Excluded Taxes or Other Taxes directly to the relevant Governmental Authority (provided, however, that Obligee shall not be obligated to provide any such notice to any Obligated Party).  In addition, the Obligated Parties shall indemnify Obligee for any incremental Taxes that it may owe as a result of any failure of any Obligated Party to pay any Taxes when due to the appropriate Governmental Authority.  With respect to indemnification for Non-Excluded Taxes or Other Taxes actually paid by Obligee or the indemnification described in the immediately preceding sentence, such indemnification shall be made within fifteen (15) days after the date Obligee makes written demand therefore.  Obligor acknowledges that any payment made to Obligee or to any Governmental Authority in respect of the indemnification obligations of the Obligated Parties provided in this Section 2.9(c) shall constitute a payment in respect of which the provisions of Section 2.9(a) and this Section 2.9(c) shall apply.

Exhibit D to LLC Interests Purchase Agreement

ARTICLE III
DELIVERIES

3.1

Deliveries.  The Parties agree that as of the date hereof:

(a)

Note.  Obligor has executed and delivered the Note;

(b)

Subsidiary Guarantee, Pledge and Security Agreement.  The Subsidiary Guarantors and Obligor have executed and delivered to Obligee the Subsidiary Guarantee, Pledge and Security Agreement;

(c)

NNO Guarantee Agreement.  NNO has executed and delivered to Obligee the NNO Guarantee Agreement;

(d)

Mortgage.  MAR has executed and delivered the Mortgage;

(e)

Endeavour Intercreditor Agreement.

  Obligee and Endeavour have executed and delivered an intercreditor agreement providing Obligee certain rights with respect to 28% of the limited liability company interests in CHI, pledged by Obligor in favor of Endeavour pursuant to the Endeavour Credit Agreement;

(f)

Opinion of Delaware Counsel to the Obligated Parties.  [DELAWARE COUNSEL TO OBLIGATED PARTIES] has delivered a favorable written legal opinion, addressed to Obligee and covering such matters relating to the Obligated Parties, the Financing Documents and the transactions contemplated therein;

(g)

Opinion of Argentine Counsel to the Obligated Parties.  [ARGENTINE COUNSEL TO OBLIGATED PARTIES] has delivered a favorable written legal opinion, addressed to Obligee and covering such matters relating to the Obligated Parties, the Financing Documents and the transactions contemplated therein;

(h)

No Liens Certificates.  Except for the Liens described in Schedule 6.5(b), Obligee has received the results of a UCC search and a search in all appropriate registries in Argentina (including, without limitation, the applicable mine registry in the Province of Catamarca, the Real Estate Property Registry (Registro de la Propiedad Inmueble), the Registro de Juicios Universales and the Automobile Registry (Registro de la Propiedad Automotor) showing no financing statements, Liens or other documents on file against any Obligated Party or any of the Collateral in all appropriate jurisdictions, such search to be as of a date no more than five (5) days prior to the date hereof;

(i)

Transaction Documents.  Obligee and the applicable Obligated Parties have executed all the Transaction Documents, and Obligee has received satisfactory evidence that all conditions precedent thereto, other than execution of this Agreement, have been satisfied or waived with the consent of Obligee; and

(j)

Insurance Certificates.  The Obligated Parties have delivered to Obligee certificates of insurance, in form and substance acceptable to Obligee, describing the types and amounts of insurance (property and liability) covering any of the tangible insurable Collateral maintained by the Obligated Parties, effective as of the date first written above, naming Obligee as loss payee or additional insured, as the case may be.

Exhibit D to LLC Interests Purchase Agreement

3.2

One Transaction.  It is agreed that (i) all actions and transactions constituting the Closing under the Purchase Agreement (including the transfer and delivery of the Subject Interest) and (ii) all actions and transactions occurring on the Closing pursuant to this Agreement, shall be regarded as one single transaction so that, at the option of the Party having interest in the carrying out of the specific action or transaction, no action or transaction shall be deemed to have taken place unless and until (x) all other actions and transactions constituting the Closing under the Purchase Agreement and (y) all other actions and transactions occurring on the Closing pursuant to this Agreement, have taken place.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

To confirm Obligee's understanding concerning the Obligated Parties and their business, the Collateral and the Obligations, and to induce Obligee to enter into this Agreement, Obligor and NNO jointly and severally represent and warrant to Obligee as follows:

4.1

Organization.  NNO is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in every jurisdiction where the nature of its business and the ownership of its Property require it to be qualified.

4.2

Power and Authority; Due Authorization; Enforceability.

(a)

Each Obligated Party has all requisite corporate power and authority to conduct its business as presently conducted and to execute, deliver and perform its Obligations under this Agreement and the Financing Documents to which it is a party.  The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action by each Obligated Party.  This Agreement and the applicable Financing Documents have been duly and validly executed and delivered by each Obligated Party and constitute the valid, binding and enforceable Obligations of such Obligated Party, enforceable against it in accordance with their terms, except to the extent that the enforceability hereof or thereof may be limited by Bankruptcy, insolvency, reorganization or other Laws and judicial decisions of general application relating to or affecting the enforcement of creditors' rights generally or by general equitable principles.

(b)

Notwithstanding Obligee's responsibilities and decision-making authority as manager of CHI pursuant to the Operating Agreement and the Management Agreement, Obligor has been exclusively responsible for, and has been duly authorized and empowered by all necessary corporate action to make, all decisions on behalf of CHI and the other Obligated Parties with respect to the negotiation, preparation and execution of the Financing Documents.  The Obligated Parties acknowledge that, since Obligor is a member of CHI, the Obligated Parties have extensive knowledge and experience with regard to CHI and MAR, including regarding the financial, technical and operating condition of CHI and MAR, and in financial and business matters in general, and as such are capable of evaluating the merits and risks of entering into this Agreement and the other Financing Documents.  In addition, the Obligated Parties have had access to all information regarding CHI and MAR in order to fully evaluate the transactions contemplated herein, as well as any and all information deemed necessary or advisable in connection with the transactions contemplated hereunder, and have received sufficient consideration for granting a security interest in the Collateral (and the assumption of all obligations under the Financing Documents) as required in order to maintain such security interest in full force and effect at all times (including in the event of a bankruptcy, concurso preventivo or voluntary reorganization under Argentine law).

Exhibit D to LLC Interests Purchase Agreement

4.3

No Conflict.  The execution, delivery and performance by each Obligated Party of this Agreement and the Financing Documents to which it is a party do not (i) conflict with any provision of applicable Law, (ii) conflict with or violate any provision of the Charter Documents of any Obligated Party or any provision of any indenture, mortgage, agreement, contract or other instrument to which any Obligated Party is a party or by which any Obligated Party or any of the Collateral are bound or encumbered and (iii) conflict with, or result in a breach or violation of (or upon notice or lapse of time or both would result in such a conflict, breach or violation) under any such indenture, mortgage, agreement, contract or other instrument, which violation, individually or in the aggregate, would have a Material Adverse Effect.

4.4

No Consent.  Except for the filings and approvals as required by applicable Argentine Law in connection with the granting of the Mortgage, no authorization, consent, notice, approval, license, exemption of, or filing with any Governmental Authority is or shall be necessary for the valid execution, delivery or performance by any Obligated Party of this Agreement or any Financing Document.

4.5

Legal Proceedings.  No action or proceeding is now pending or, to any Obligated Party's knowledge, is threatened against NNO at Law, in equity or otherwise, before any court, Governmental Authority, or before any arbitrator or panel of arbitrators, which could reasonably be expected to have a Material Adverse Effect.  No investigation is pending or, to any Obligated Party's knowledge, is threatened by any court or Governmental Authority, the effect of which, individually or in the aggregate, would have a Material Adverse Effect.

4.6

Balance Sheet.  Obligor has delivered to Obligee a true, complete and accurate copy of the unaudited consolidated balance sheet of Obligor as of December 31, 2002 (the "Balance Sheet").  The Balance Sheet fairly presents the financial position of Obligor as of December 31, 2002 and has been prepared in accordance with GAAP applied on a consistent basis (subject to the absence of footnote disclosure).  Except as contemplated by the Transaction Documents or as reflected in, reserved against, or otherwise disclosed in, the Balance Sheet, Obligor has no liability or obligation as of the date hereof that would be required to be reflected in, reserved against on, or otherwise disclosed in, a balance sheet or the notes thereto prepared in accordance with GAAP.  There has been no change in or effect on the condition, financial or otherwise, of operations of Obligor since the effective date of the Balance Sheet which could reasonably be expected to have a Material Adverse Effect.

Exhibit D to LLC Interests Purchase Agreement

4.7

Capitalization.  The issued and outstanding equity interests of each Obligated Party other than NNO are set forth in Schedule 4.7.  All outstanding equity interests of RAA have been duly and validly issued, are fully paid and non-assessable.  Except as disclosed in Schedule 4.7, there are no outstanding securities convertible into or exchangeable for equity interests of any Obligated Party (other than NNO) or any outstanding rights to subscribe for or to purchase, or any options for the purchase of, or any agreement providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, its equity interests.

4.8

No Liens.  The Obligated Parties have good and indefeasible title to the Collateral, free and clear of all Liens other than Permitted Liens.

4.9

Indebtedness.  Except as disclosed in Schedule 4.9, none of Obligor or its Subsidiaries has any Indebtedness.  None of the Obligated Parties is subject to regulation under any requirement of Law that limits its ability to Incur Indebtedness.

4.10

Compliance with Laws.  Each Obligated Party is in compliance with all applicable Laws (including all labor and Environmental, Health & Safety Laws), except to the extent that noncompliance would not have a Material Adverse Effect.

4.11

Taxes.  Each of Obligor and NNO has filed all Tax returns (federal, state and local) required to be filed, including all income, franchise, employment, property and sales Taxes, and has paid all of its Tax liabilities, and neither Obligor nor NNO knows of any pending investigation of any Obligated Party under any Tax authority or of any pending but unassessed Tax liability of any Obligated Party.

4.12

Security Instruments.  The provisions of each Security Instrument are effective to create (and create) in favor of Obligee, a legal, valid and enforceable Lien in all right, title and interest in the Collateral, which Liens constitute (or will constitute, in the case of the Mortgage, upon its registration in the Juzgado de Minas de la Provincia de Catamarca) fully perfected first priority Liens on all right, title and interest of the applicable Obligated Parties in the Collateral, superior and prior to the rights of all third Persons, subject to no Liens other than as provided in the Security Instruments.

4.13

Disclosure.  No representation or warranty contained in any of the Financing Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not misleading as of the date made.  Except as may be set forth herein, there is no fact known to any Obligated Party which has had, or is reasonably expected to have, a Material Adverse Effect.

ARTICLE V
AFFIRMATIVE COVENANTS

To conform with the terms and conditions under which Obligee is willing to have credit outstanding to Obligor, and to induce Obligee to enter into this Agreement, each Obligated Party jointly and severally covenants and agrees that it shall perform and observe all the following affirmative covenants as are applicable to it, unless Obligee shall otherwise consent in writing:

Exhibit D to LLC Interests Purchase Agreement

5.1

Performance of Obligations.  Each Obligated Party shall, and shall cause each of its Subsidiaries to, duly and punctually pay and perform the Obligations.

5.2

Information Covenants.  Each applicable Obligated Party shall provide to Obligee:

(a)

as soon as available, but no later than one hundred forty (140) days after the end of each fiscal year of the Consolidated Group, audited consolidated financial statements of the Consolidated Group, including a balance sheet, as of the close of such fiscal year, an income statement and statement of changes in stockholders' equity and of cash flows for such fiscal year, all in reasonable detail, prepared in accordance with GAAP consistently applied, and with the report thereon of KPMG LLP - Canada or such other independent public accountants of recognized national standing selected by Obligor and acceptable to Obligee;

(b)

as soon as available, but no later than sixty (60) days after the end of each of the first three fiscal quarters of each fiscal year of the Consolidated Group, unaudited consolidated financial statements of the Consolidated Group, including a balance sheet, as of the end of such quarter, an income statement and statement of changes in stockholders' equity and of cash flows for such period, all in reasonable detail, prepared in accordance with GAAP consistently applied (subject to ordinary, good-faith year-end audit adjustments and the absence of footnotes);

(c)

together with the financial statements delivered pursuant to clauses (a) and (b) above, a certificate of the chief executive or chief financial officer of each Obligated Party stating that (i) such Obligated Party has kept, observed, performed, and fulfilled each covenant, term, and condition of this Agreement and the other Financing Documents during the preceding fiscal period through the date of the certificate of the chief executive or chief financial officer of such Obligated Party; and (ii) no Event of Default hereunder has occurred and is continuing (or if such officer has knowledge that an Event of Default has occurred and is continuing, specifying the nature of same, the period of existence of same and the action such Obligated Party proposes to take in connection therewith);

(d)

prompt written notice of the occurrence of any Event of Default, but not more than three (3) Business Days from the date of knowledge of any Event of Default or on the date of an occurrence of any Event of Default;

(e)

prompt written notice, but not more than three (3) Business Days, of the filing or commencement of any action, suit, or proceeding by or before any arbitrator or Governmental Authority against or, to the knowledge of such Obligated Party, affecting any Obligated Party or the Collateral which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect; and

(f)

prompt written notice, but not more than three (3) Business Days, of any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Exhibit D to LLC Interests Purchase Agreement

Each notice delivered under this Section 5.2 shall be accompanied by a written statement of an officer of the applicable Obligated Party setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

5.3

Corporate Existence and Status.  Each Obligated Party shall maintain its corporate existence and good standing under the Laws of the jurisdiction of its organization, and shall conduct its business in the manner in which it is now conducted.

5.4

Books and Records; Inspection Rights.  Obligor shall, and shall cause each of its Subsidiaries to, keep true books of records and accounts in which full and correct entries shall be made of all their business transactions, all in accordance with GAAP.  Obligor shall, and shall cause each of its Subsidiaries to, permit, upon two (2) Business Days prior notice to the chief executive officer or chief financial officer of any Obligated Party (or with no prior notice if an Event of Default then exists), officers and designated representatives of Obligee to visit and inspect any of the Collateral, and to examine the books and records of Obligor and of any of its Subsidiaries, all at such reasonable times and intervals during normal business hours and to such reasonable extent as Obligee may reasonably request.

5.5

Compliance with Legal Requirements and Agreements.  Obligor shall, and shall cause each of its Subsidiaries to: (i) comply with all Laws applicable to such Person or its business, including all Environmental, Health & Safety Laws; and (ii) comply with their Charter Documents and with all agreements, indentures, mortgages, and other instruments to which it is a party or by which it or any of its Property is bound, including the applicable Transaction Documents.

5.6

Environmental, Health and Safety Laws.  In addition to, and not in derogation of, the requirements of Section 5.5, Obligor shall, and shall cause each of its Subsidiaries to, comply with all applicable Environmental, Health and Safety Laws, and shall promptly notify Obligee, but not more than three (3) Business Days, following its receipt of any notice of a violation of any such Law, and indemnify Obligee and its respective officers, directors, employees and agents from and hold them harmless from all losses, costs, damages, liabilities, claims and expenses Incurred by or imposed upon Obligee on account of any Obligated Party's failure to perform its obligations under this Section 5.6.

5.7

Taxes.  Each applicable Obligated Party shall cause to be paid when due all Taxes and other governmental charges upon it, its income, its sales, its Properties (including the payment of the canons and other amounts owed in connection with the Mortgaged Assets), and federal and state Taxes withheld from its employees' earnings, unless such Taxes or other governmental charges shall be contested in good faith by appropriate actions or legal proceedings and such Obligated Party shall establish adequate reserves therefor in accordance with GAAP.

5.8

Insurance.  Obligor shall and shall cause each of its Subsidiaries to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to the Collateral and other Property which is used in or useful to their business which are of an insurable character against loss or damage of the kinds customarily insured against by corporations of established reputation engaged in the same or similar businesses and similarly situated, of such types and in such amounts as are customarily carried under similar circumstances by such other corporations.  Obligee shall be named as loss payee and additional insured, as applicable, on all such insurance policies.  Such policies of insurance (or the loss payable and additional insured endorsements delivered to Obligee) shall contain provisions pursuant to which the insurer agrees to provide ten (10) days prior written notice to Obligee in the event of any non-renewal, cancellation or amendment of any such insurance policy.

Exhibit D to LLC Interests Purchase Agreement

5.9

Core Assets.  Each Obligated Party will maintain, preserve, protect and keep the Core Assets in good standing, free and clear of all Liens other than Permitted Liens.

5.10

Payment of Liabilities.  Obligor shall and shall cause each of its Subsidiaries to, pay all liabilities, including: (i) any indebtedness for borrowed money or for the deferred purchase price of Property or services; (ii) any obligations under leases which have or should have been characterized as capitalized leases, as determined in accordance with GAAP; and (iii) any contingent liabilities, such as guaranties, for the obligations of others relating to indebtedness for borrowed money or for the deferred purchase price of Property or services or relating to obligations under leases which have or should have been characterized as capitalized leases, as determined in accordance with GAAP) as they become due beyond any period of grace under the instrument creating such liabilities, unless they are contested in good faith by appropriate actions or legal proceedings, such Obligated Party establishes adequate reserves therefor in accordance with GAAP, and such contesting shall not result in a Material Adverse Effect.

5.11

Further Assurances.  Each Obligated Party shall, and shall cause each of its Subsidiaries to, at its own cost and expense, cause to be promptly and duly taken, executed, acknowledged and delivered all such further acts, documents and assurances (i) as may from time to time be necessary or as Obligee may from time to time reasonably request in order to carry out the intent and purposes of the Financing Documents and the transactions contemplated thereby, including all such actions to establish, preserve, protect and perfect the estate, right, title and interest of Obligee to the Collateral (including Collateral acquired after the date hereof), including first priority Liens thereon, and (ii) as Obligee may from time to time reasonably request, to establish, preserve, protect and perfect Liens in favor of Obligee on any and all assets of the Obligated Parties and the proceeds thereof, now owned or hereafter acquired, that are not Collateral on the date hereof.

5.12

Required Licenses; Permits; Etc.  Each Obligated Party shall duly and lawfully obtain and maintain in full force and effect all licenses, concessions and permits as appropriate for the business being conducted and Collateral owned by such Obligated Party at any given time, the failure of which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

ARTICLE VI
NEGATIVE COVENANTS

To conform with the terms and conditions under which Obligee is willing to have credit outstanding to Obligor and to induce Obligee to enter into this Agreement, each Obligated Party jointly and severally covenants and agrees that it shall perform and observe all the following negative covenants as are applicable to it, unless Obligee shall otherwise consent in writing:

Exhibit D to LLC Interests Purchase Agreement

6.1

Merger; Consolidation; Transfer of Assets; Acquisitions; Line of Business; Subsidiaries.  Without prior written consent from Obligee, no Obligated Party (other than NNO) shall (i) liquidate or dissolve; (ii) undertake a Business Combination; or (iii) sell, lease, transfer or otherwise dispose of any of its Properties, other than sales in the ordinary course of business consistent with past practice, (iii) acquire any Person, or the business or a substantial portion of the Properties of any Person, (iv) engage in any line of business other than the business conducted by such Obligated Party as of the date of this Agreement, or (v) acquire or create any Subsidiaries; provided, that if any Obligated Party acquires or creates any Subsidiary in violation of this Agreement, all covenants contained in this Agreement pertaining to the Obligated Parties shall be deemed to apply as if it were named as an Obligated Party hereunder.  Notwithstanding the foregoing, the limitations set forth in this Section 6.1 shall not apply to the proposed purchase by NNO or any of its Affiliates of the 25% interest in the Baja de la Alumbrera mine currently held by Obligee.

6.2

Investments.  No Obligated Party (other than NNO) will (i) make any loans to any other Person; or (ii) make any investments (including the purchase of any ownership or similar interest in any Person or the purchase of any debt or equity securities or instruments issued by any such Person) other than cash equivalent investments.

6.3

Restrictive Agreements.  No Obligated Party (other than NNO) will, directly or indirectly, enter into, Incur, or permit to exist any agreement, other than this Agreement and the other Financing Documents, that prohibits, restricts, or imposes any condition upon the ability of any Obligated Party to create, Incur, or permit any Lien upon any of the Collateral, whether now owned or hereafter acquired.

6.4

Limitation on Issuance of Capital Stock.  No Obligated Party (other than NNO) shall issue any Capital Stock or any options or warrants to purchase securities convertible into Capital Stock.

6.5

Liens.  No Obligated Party (other than NNO) shall create, Incur, assume, or suffer to exist any Lien on any of the Collateral owned or hereafter acquired except:

(a)

Liens granted in favor of Obligee;

(b)

Liens set forth on Schedule 6.5(b);

(c)

Liens of warehousemen, mechanics, materialmen, workers, repairmen, common carriers or landlords and other similar Liens arising by operation of Law, Liens for Taxes or other governmental charges and other similar Liens arising by operation of Law, in each case for amounts that are not yet due and payable or that are being diligently contested in good faith by such Obligated Party, so long as adequate reserves are maintained by such Person for their payment in accordance with GAAP;

(d)

easements, rights-of-way, restrictions and other similar encumbrances on title to, or restrictions on the use of, real property, which, in the aggregate, do not materially detract from the value of the item of its Collateral subject thereto or materially interfere with the ordinary conduct of the business of any Obligated Party; and

Exhibit D to LLC Interests Purchase Agreement

(e)

leases and subleases granted in the ordinary course of business.

6.6

Restricted Payments.  Subject to the Endeavour Credit Agreement, no Obligated Party (other than NNO) shall (i) declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any of any of its Capital Stock or any warrants, options or rights to purchase any such Capital Stock, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or Property or in obligations of any Obligated Party; or (ii) make any optional or mandatory payment of principal of or interest on, or any optional or mandatory prepayment of principal of or interest on, or redemption (including by making payments to a sinking or analogous fund) or repurchase of, in each case any Indebtedness subordinated to the Obligations.

6.7

Transactions with Affiliates.  Obligor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any Property or the rendering of any service) with any Affiliate, other than on terms no less favorable to such Obligated Party as would be obtained in a comparable transaction with a Person not an Affiliate.

ARTICLE VII
EVENTS OF DEFAULT; RELEASE OF COLLATERAL

7.1

Default.  The occurrence of any of the following events shall constitute an event of default ("Event of Default") under this Agreement (whatever the reason for such event and whether or not it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree, order, rule or regulation of any Governmental Authority):

(a)

failure to pay when due the Obligations or any part thereof, including the failure to pay when due a mandatory prepayment pursuant to Section 2.3, and such failure shall continue unremedied for three (3) Business Days;

(b)

any representation, warranty or statement made or deemed made by any Obligated Party (or any of their respective officers) in any Financing Document or in any sworn affidavit, certificate, report, notice, or the financial statements furnished at any time in connection with this Agreement by any Obligated Party, or any other Person on any Obligated Party's behalf, shall be false, misleading, or erroneous in any material respect when made or deemed to have been made;

(c)

any Obligated Party shall fail to perform, observe or comply with any covenant, agreement or term contained in Article V or Article VI or fail to comply with any covenant, agreement or term contained in the Financing Documents (other than a payment default under this Agreement, which is covered by Section 7.1(a)), and such failure shall continue unremedied for ten (10) days after the earlier of (i) the date upon which any officer of any Obligated Party knew or should have known of such failure and (ii) notice by Obligee to Obligor;

Exhibit D to LLC Interests Purchase Agreement

(d)

this Agreement or any other Financing Document becomes unenforceable or is terminated by operation of Law or by any Obligated Party, or the enforceability of this Agreement or any other Financing Document shall be challenged in any court by any Obligated Party;

(e)

a Bankruptcy of any Obligated Party;

(f)

a final judgment or order requiring the payment of money in excess of $500,000 by any Obligated Party shall be rendered against any Obligated Party, and such judgment or order shall remain unsatisfied or undischarged and in effect for sixty (60) days without a stay of enforcement or extension;

(g)

a Material Adverse Effect;

(h)

any Event of Default shall have occurred under any of the Financing Documents; or

(i)

any Obligated Party fails to pay when due (whether at stated maturity by acceleration, on demand or otherwise, and after giving effect to any applicable grace period) the principal of or interest on any Indebtedness (other than the Obligations), or fails to observe or perform within any applicable grace period any covenants or agreements contained in any agreements or instruments relating to any Indebtedness, or any other event shall occur if the effect of such failure or other event is to accelerate, or to permit the holder of such Indebtedness or any other Person to accelerate, the maturity of such Indebtedness; or any such Indebtedness shall be required to be prepaid (other than by a regularly scheduled required prepayment) in whole or in part prior to its stated maturity.

7.2

Remedies.  Upon the occurrence and during the continuation of an Event of Default, Obligee may, in its sole discretion, declare the Obligations, including the costs of collection (including actual and reasonable attorneys' fees and disbursements if collected by or through an attorney at Law or in Bankruptcy, receivership or other judicial proceedings), immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are expressly waived.  Upon the occurrence of any Event of Default, Obligee may exercise all rights and remedies available to it in Law or in equity, under the Financing Documents or otherwise.  After Maturity or on failure of Obligor to make any payment under the Note or any other Financing Document, the Deferred Payment shall bear interest at the Default Rate.

7.3

Setoff.  Obligee shall have the right to set off and apply against the Obligations in such manner as Obligee may determine, at any time and without notice to any Obligated Party, any and all deposits (general or special, time or demand, provisional or final) or other sums at any time credited by or owing from Obligee to any Obligated Party whether or not the Obligations are then due.  As further security for the Obligations, each Obligated Party (other than NNO) hereby grants to Obligee a security interest in all money, instruments, and other Property of such Obligated Party now or hereafter held by Obligee, including Property held in safekeeping.  In addition to Obligee's right of setoff and as further security for the Obligations, each Obligated Party (other than NNO) hereby grants to Obligee a security interest in all deposits (general

Exhibit D to LLC Interests Purchase Agreement

or special, time or demand, provisional or final) and other accounts of such Obligated Party now or hereafter on deposit with or held by Obligee and all other sums at any time credited by or owing from Obligee to any Obligated Party.  The rights and remedies of Obligee hereunder are in addition to other rights and remedies (including other rights of setoff) which Obligee may have.

7.4

Joint and Several Liability.  Each Obligated Party acknowledges that all the Obligated Parties are jointly and severally liable for all of the Obligations of each Obligated Party under the Financing Documents.  Each Obligated Party expressly understands, agrees and acknowledges that (i) the Obligated Parties are all affiliated entities by common ownership, (ii) Obligee shall allow Obligor to defer payment of the Deferred Payment in reliance on a Lien upon the Collateral, (iii) each Obligated Party shall nonetheless benefit by Obligor's ability to defer payment of the Deferred Payment hereunder, and (iv) all of the representations, warranties, covenants, obligations, conditions, agreements and other terms contained in the Financing Documents to which any Obligated Party is a party shall be applicable to and binding upon each Obligated Party as set forth in the Financing Documents.

ARTICLE VIII
MISCELLANEOUS

8.1

Notices.  Notices and other communications given under this Agreement, if any, shall be in writing and delivered personally or by facsimile, receipt confirmed, or sent by certified mail, return receipt requested, postage prepaid, or by overnight delivery or courier service to the Parties to this Agreement at the following addresses or to such other address as the Party to this Agreement whose address it is shall specify by notice to the other:

if to Obligee:	BHP Minerals International Exploration Inc. 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: President Facsimile: (713) 961-8400
with a copy to:	BHP Billiton 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: Legal Department Facsimile: (713) 961-8507
if to any Obligated Party:	Northern Orion Explorations Ltd. 1075 West Georgia Street, Suite 250 Vancouver, B.C. VGE 3C9 Attention: President Facsimile: (604) 434-1487

Exhibit D to LLC Interests Purchase Agreement

with a copy to:	DuMoulin Black 10th Floor - 595 Howe Street Vancouver, B.C. V6C 2T5 Canada Attention: Sargent Berner Facsimile: (604) 687-3635

A notice shall be deemed to have been given to a Party to whom it is directed (i) upon actual receipt by such Party, if sent via courier, (ii) upon dispatch by telecopier (with transmission confirmed), or (iii) one (1) Business Day after sent by overnight delivery service.

8.2

Assignment.  No Obligated Party may assign or otherwise transfer its Obligations with respect to this Agreement without the prior written consent of Obligee.

8.3

Absolute Obligation.  The obligation of Obligor to pay the Deferred Payment and all other amounts payable hereunder to Obligee shall be absolute and unconditional, and the Obligated Parties shall make such payment without abatement, diminution or deduction regardless of any cause or circumstances whatsoever, including any defense, setoff, recoupment or counterclaim which the Obligated Parties may have or assert against Obligee or any other Person.

8.4

Waiver.  EACH OBLIGATED PARTY WAIVES PRESENTMENT AND DEMAND FOR PAYMENT, NOTICE OF DISHONOR, PROTEST AND NOTICE OF PROTEST OF THIS AGREEMENT, AND ALL OTHER NOTICES IN CONNECTION WITH THE DELIVERY, ACCEPTANCE, PERFORMANCE, DEFAULT OR ENFORCEMENT OF THIS AGREEMENT.

8.5

Amendments.

(a)

This Agreement may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively), with (and only with) the written consent of the Parties.

(b)

No amendment or waiver of the terms of this Agreement shall extend to or affect any obligation, covenant, agreement or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Parties nor any delay in exercising any rights shall operate as a waiver of any rights of Obligee.

8.6

Reimbursement.  Obligor hereby agrees to pay or reimburse Obligee for all reasonable costs, expenses or losses Incurred by Obligee in connection with the collection or enforcement of the provisions hereof or of its rights in connection with this Agreement (whether or not any formal action or proceeding is commenced), including the entire amount of legal or collection fees and disbursements reasonably Incurred by Obligee.

8.7

No Release.  The rights, powers and remedies provided to Obligee herein are cumulative and not exclusive of any right, power or remedy provided at Law or in equity. Failure or forbearance of Obligee to exercise any right hereunder or otherwise granted at Law or equity shall not affect or release any Obligated Party from its liability hereunder and shall not constitute a waiver of such right unless so stated by Obligee in writing and then only in the specific instance and for the specific purpose given.

Exhibit D to LLC Interests Purchase Agreement

8.8

Survival of Representations and Warranties.  All representations and warranties made in this Agreement or any other Financing Document or in any document, statement, or certificate furnished in connection with this Agreement shall survive the execution and delivery of this Agreement and the other Financing Documents, and no investigation by Obligee or any closing shall affect the representations and warranties or the right of Obligee to rely upon them.

8.9

Time.  Time is of the essence under this Agreement.

8.10

Incorporation by Reference.  The following provisions of the Purchase Agreement are hereby incorporated by reference into this Agreement (except that references therein to the Purchase Agreement shall be deemed to be references to this Agreement): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.5 (Remedy); Section 10.6 (Cooperation); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

[Signature Page Follows]

Exhibit D to LLC Interests Purchase Agreement

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the date first above written.

OBLIGATED PARTIES:

RAA HOLDINGS S.A. By: __________________________________ Name: ________________________________ Title: __________________________________	COPPER HOLDINGS INTERNATIONAL, LLC By: __________________________________ Name: ________________________________ Title: __________________________________
MINERA AGUA RICA, LLC By: __________________________________ Name: ________________________________ Title: __________________________________	NORTHERN ORION EXPLORATIONS LTD. By: __________________________________ Name: ________________________________ Title: __________________________________
OBLIGEE: BHP MINERALS INTERNATIONAL EXPLORATION INC. By: __________________________________ Name: ________________________________ Title: __________________________________

Exhibit D to LLC Interests Purchase Agreement

Schedule 1.2

MORTGAGED ASSETS

"Minas" and "Estaca-Minas" Mi Vida: 64 vein-type claims of 6 ha each.  (Official File "Expediente" numbers: 30-40/69, 43/69, 241/68, 44-47/69, 247/68, 48-50/69, 52-54/69, 63-64/71, 66/71, 68/71, 72-75/71, 78-79/71, 86-87/71, 92/71).  (384 ha)

Schedule 1.2 to Loan Agreement

Schedule 4.7

CAPITALIZATION

1.

All the issued and outstanding limited liability company interests in MAR are held beneficially and of record by CHI.

2.

All the issued and outstanding limited liability company interests in CHI are held beneficially and of record by RAA.

3.

All the issued and outstanding limited liability company interests in RAA are held beneficially and of record by Northern Orion Argentina Holdings SA.

4.

Approximately 72% of the limited liability company interests in each of MAR and CHI have pledged in favor of Obligee pursuant to the Guaranty, Pledge and Security Agreement dated as of [*], 2003.

5.

Approximately 28% of the limited liability company interests in each of MAR and CHI have pledged in favor of Endeavour pursuant to the Credit Agreement dated as of [*], 2003 between NNO and Endeavour.

Schedule 4.7 to Loan Agreement

Schedule 4.9

EXCEPTIONS TO INDEBTEDNESS

1.

Future payment obligations arising from or pursuant to the agreements and matters referred to in Schedule 5.5 hereof;

2.

Future payment obligations arising from or pursuant to the following:

(a)

Settlement Agreement among BHP, Agua Rica S.A., MAR, Agrovite S.A., and the shareholders of Agrovite, providing for the settlement of certain claims with respect to the ownership of certain surface lands located on the Agua Rica Project;

(b)

Carta Acuerdo, dated September 24, 1998, between the Company and Jose Perez, as assigned to BHP pursuant to a letter agreement, dated November 1, 1998, among the Company, BHP and Jose Perez;

(c)

Carta Acuerdo, dated May 26, 1999, between BHP and Lorenzo Emilio Parra;

(d)

Carta Acuerdo, dated March 10, 1998, between the Company and Pedro Rodolfo Lucero, as assigned to BHP pursuant to a letter agreement, dated October 30, 2001, among the Company, BHP and Pedro Rodolfo Lucero;

(e)

Settlement Letter Agreement, dated October 30, 2001, between BHP and Pedro Rodolfo Lucero, with respect to the Bruno claims, as described therein;

(f)

Carta Acuerdo, dated June 11, 2002, among BHP, MAR and Pedro Rodolfo Lucero;

(g)

Consulting Agreement, dated October 11, 2000, among BHP, Recursos Americanos Argentinos S.A., and Ricardo Alfredo Auriemma.

3.

Indebtedness to Endeavour Mining Corporation; and

4.

Indebtedness pursuant to the Financing Documents.

Schedule 4.9 to Loan Agreement

Schedule 6.5(a)

PERMITTED LIENS

1.

First priority Lien granted in favor of Endeavour Mining Capital Corp. pursuant to that certain [Security Instrument].

2.

Royalty and Net Proceeds Agreement.

Schedule 6.5(a) to Loan Agreement

Exhibit A

FORM OF NNO GUARANTEE AGREEMENT

THIS GUARANTEE (this "Guarantee"), dated as of [*], 2003, is made by NORTHERN ORION EXPLORATIONS LTD., a British Columbia corporation ("Guarantor"), and BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("Secured Party").  Guarantor and Secured Party are sometimes individually referred to in this Guarantee as a "Party" and collectively as the "Parties."

PRELIMINARY STATEMENTS

A.

Guarantor, through its wholly-owned subsidiary Northern Orion Argentina Holdings S.A., owns one hundred percent (100%) of the issued and outstanding shares of RAA Holdings S.A., a Cayman Islands corporation ("Borrower");

B.

Borrower, Guarantor, Secured Party and certain other parties are parties to a Loan Agreement, dated as of [*], 2003 (the "Loan Agreement"), providing for the deferred payment of a portion of the purchase price for certain limited liability company interests in Copper Holdings International, LLC, a Delaware limited liability company, which Secured Party agreed to sell to Borrower pursuant to the LLC Interests Purchase Agreement, dated as of April 23, 2003, by and among Borrower and Secured Party (the "Purchase Agreement"); and

C.

As a condition precedent to the consummation of the above-referenced transactions, Guarantor has agreed to provide Secured Party a guarantee to secure the payment by Borrower of the indebtedness owed under the Loan Agreement and the performance by Borrower of its obligations under the Purchase Agreement;

NOW, THEREFORE, to induce Secured Party to enter into the Loan Agreement and the Purchase Agreement and to allow Borrower to defer payment of a portion of the purchase price as described above, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantor and Secured Party hereby agree as follows:

1.

GUARANTEE.

(a)

Guarantor, for itself and its successors, assigns, and legal representatives, hereby absolutely, unconditionally and irrevocably guarantees to and for the benefit of Secured Party, its successors and assigns, (i) the punctual payment when due of any and all amounts, default interest, fees, costs, expenses, taxes and other sums owed by any Obligated Party hereunder or under any other Financing Documents (including all obligations of payment and indemnification and amounts which may be paid or incurred by Secured Party in collecting said indebtedness, obligations or liabilities); and (ii) the due and punctual performance and observance of all covenants required hereunder or under any other Financing Documents to be performed or observed by any Obligated Party (all such obligations being collectively referred to herein as the "Guaranteed Obligations").

Exhibit A to Loan Agreement

(b)

In order to induce Secured Party to enter into the Transaction Documents, Guarantor, subject to the terms of this Guarantee, does hereby absolutely and unconditionally guarantee to Secured Party and its successors and assigns, the payment, performance and discharge of the Guaranteed Obligations as and when the same shall become due.  This is a continuing guarantee of payment and performance and not of collection.  If Borrower shall fail or refuse to pay, perform or discharge any of the Guaranteed Obligations, Guarantor shall fully and punctually pay, perform and/or discharge the Guaranteed Obligations.  Guarantor further agrees that its obligations under this Guarantee shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(i)

the genuineness, validity, regularity, enforceability or any future amendment of, or any change in this Guarantee, any other Transaction Document or any other agreement, document or instrument to which Guarantor and/or Secured Party may become a party;

(ii)

the absence of any action to enforce this Guarantee or any other Transaction Document or the waiver or consent by Secured Party with respect to any of the provisions thereof;

(iii)

the existence, value or condition of, or failure by Secured Party to perfect its Lien against, any security for the Guaranteed Obligations or any action, or the absence of any action, by Secured Party in respect thereof (including the release of any such security); or

(iv)

any other action or circumstances which may otherwise constitute a legal or equitable discharge or defense of a surety or guarantor;

it being agreed by Guarantor that its obligations under this Guarantee shall not be discharged until the payment and performance, in full, of the Guaranteed Obligations.  Guarantor shall be regarded, and shall be in the same position, as principal debtors with respect to the Guaranteed Obligations.  Guarantor expressly waives all rights it may now or in the future have at Law, in equity, or otherwise, to compel Secured Party to proceed in respect of the Guaranteed Obligations against Borrower or any other party or to proceed against any security for the payment and performance of the Guaranteed Obligations before proceeding against, or as a condition to proceeding against, Guarantor.  Guarantor further expressly waives and agrees not to assert or take advantage of any defense based upon the failure of Secured Party to commence an action in respect of the Guaranteed Obligations against Borrower or any other party or any security for the payment and performance of the Guaranteed Obligations.  Guarantor agrees that any notice or directive given at any time to Secured Party which is inconsistent with the waivers in the preceding two sentences shall be null and void and may be ignored by Secured Party, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this Guarantee for the reason that such pleading or introduction would be at variance with the written terms of this Guarantee.  It is agreed between Guarantor and Secured Party that the foregoing waivers are of the essence of the transaction contemplated by the Financing Documents and that, but for this Guarantee and such waivers, Secured Party would decline to make the extensions of credit contemplated by the Loan Agreement.

Exhibit A to Loan Agreement

(c)

Obligations Paid in Accordance with Terms Thereof.  Guarantor guarantees that the Guaranteed Obligations will be paid in the lawful currency required by the Loan Agreement strictly in accordance with the terms and provisions of the Loan Agreement, free and clear of and without deduction for any present or future Tax, or other levy, impost or any other charge, if any, of any nature whatsoever now or hereafter imposed by any taxing authority.  If Guarantor is required by Law to deduct any Taxes from or in respect of payment of the Guaranteed Obligations, (i) if such Taxes are Non-Excluded Taxes, the sum payable shall be increased as much as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 1(c)), Secured Party receives an amount equal to the sum it would have received had no such deductions been made; (ii) Guarantor shall make such deductions; and (iii) Guarantor shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable Law.

(d)

Enforcement of Guarantee.  In no event shall Secured Party have any obligation (although it is entitled, at its option) to proceed against Borrower or any other Person or to proceed against any Property pledged to secure the Guaranteed Obligations before proceeding against Guarantor, and Secured Party may proceed, prior or subsequent to, or simultaneously with, the enforcement of Secured Party's rights hereunder, to exercise any right or remedy which it may have against any property, real or personal, as a result of any Lien it may have as security for all or any portion of the Guaranteed Obligations.

(e)

Waiver.  In addition to the waivers contained in Section 1(b) hereof, Guarantor waives, and agrees that it shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets or redemption Laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by Guarantor of its obligations under, or the enforcement by Secured Party of, this Guarantee.  Guarantor hereby waives diligence, presentment and demand (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of further security, release of further security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse change in Borrower's financial condition or any other fact which might materially increase the risk to Guarantor) with respect to any of the Guaranteed Obligations or all other demands whatsoever and waives the benefit of all provisions of Law which are or might be in conflict with the terms of this Guarantee.  Guarantor represents, warrants and agrees that, as of the date of this Guarantee, its obligations under this Section 1 are not subject to any counterclaim, offset or defense against Secured Party or Borrower of any kind.  Guarantor further agrees that its obligations under this Section 1 shall not be subject to any counterclaims, offsets or defenses against Secured Party or Borrower of any kind which may arise in the future, other than payment of the Guaranteed Obligations.  To the full extent allowed by Law, until all Guaranteed Obligations have been satisfied in full, if Guarantor is not an "insider", as contemplated by the United States Bankruptcy Code, 11 U.S.C. 101, then Guarantor shall have no right of subrogation and waives any right to enforce any remedy which Secured Party now has or may hereafter have against any Obligated Party or another guarantor, and waives any benefit of any right to participate in any security now or hereafter held by Secured Party.  If Guarantor is an "insider" (as defined above), then Guarantor waives such rights of subrogation permanently to the full extent allowed by Law.

Exhibit A to Loan Agreement

(f)

Benefits of Guarantee.  The provisions of this Guarantee are for the benefit of Secured Party and its successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between Borrower and Secured Party, the obligations of Borrower under the Transaction Documents.  In the event all or any part of the Guaranteed Obligations are transferred, endorsed or assigned by Secured Party to any Person or Persons pursuant to the Loan Agreement, any reference to "Secured Party" herein shall be deemed to refer equally to such Person or Persons.

(g)

Modification of Obligation, etc.  Subject to the terms and conditions of the Loan Agreement and the Purchase Agreement, if Secured Party shall at any time or from time to time, with or without the consent of, or notice to, Guarantor:

(i)

change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations;

(ii)

take any action under or in respect of the Transaction Documents in the exercise of any remedy, power or privilege contained therein or available to it at Law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(iii)

amend or modify, in any manner whatsoever, the Transaction Documents;

(iv)

extend or waive the time for Guarantor's, Borrower's or any other Person's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Transaction Documents, or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(v)

take and hold security or collateral for the payment of the Guaranteed Obligations guaranteed hereby or sell, exchange, release, dispose of, or otherwise deal with, any Property pledged, mortgaged or conveyed, or in which Secured Party has been granted a Lien, to secure any indebtedness owed by Guarantor to Secured Party;

(vi)

release anyone who may be liable in any manner for the payment of any amounts owed by Guarantor to Secured Party;

Exhibit A to Loan Agreement

(vii)

modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of Guarantor are subordinated to the claims of Secured Party; and/or

(viii)

apply any sums by whomever paid or however realized to any amounts owing by Guarantor to Secured Party in such manner as Secured Party shall determine in its discretion;

then Secured Party shall incur no liability to Guarantor pursuant hereto as a result thereof, and no such action shall impair or release the obligations of Guarantor under this Guarantee.

(h)

Subrogation.  Guarantor hereby subordinates to the payment in full of the Guaranteed Obligations any and all rights, whether at Law, in equity, by agreement or otherwise, to subrogation, indemnity, reimbursement or any other similar claim, cause of action or remedy that otherwise would arise out of Guarantor's performance of its obligations to Secured Party under this Guarantee.  In furtherance of the forgoing, Guarantor agrees that it will not exercise, or seek to exercise, any such right or remedy or demand or accept any payment in respect thereof.

(i)

Election of Remedies, Etc.  Any election of remedies which results in the denial or impairment of the right of Secured Party to seek a deficiency judgment against Borrower shall not impair Guarantor's obligation to pay the full amount of the Guaranteed Obligations.  In the event Secured Party shall bid at any foreclosure or trustee's sale or at any private sale permitted by Law or the Financing Documents, Secured Party may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by Secured Party but shall be credited against the Guaranteed Obligations.

(j)

Continuing Guarantee.  Guarantor agrees that this Guarantee is a continuing guarantee and shall remain in full force and effect until the payment and performance in full of the Guaranteed Obligations, whether or not Guarantor remains an Affiliate of Borrower, unless and until Secured Party consents in writing to release Guarantor from its obligations hereunder.  If Guarantor is no longer an Affiliate of Borrower, Secured Party shall release Guarantor from its obligations hereunder only if (i) a new guarantee is executed by a new guarantor; (ii) the new guarantee has substantially the same terms as this Guarantee; and (iii) the new guarantor has equal or greater financial capability to satisfy the obligations under the new guarantee.  Secured Party shall not be required to consent to releasing Guarantor under any other circumstances.

2.

REPRESENTATIONS AND WARRANTIES.  Guarantor represents and warrants to Secured Party that:

(a)

The execution, delivery and performance by Guarantor of this Guarantee and the other Financing Documents to which it is a party and the creation of all Liens provided for herein and therein: (i) will not violate any applicable Law; (ii) will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Guarantor is a party or by which it or any of its Property is bound; (iii) will not result in the creation or imposition of any Lien upon any of the Property of Guarantor other than those in favor of Secured Party, all pursuant to this Guarantee and the other Financing Documents; and (iv) do not require the consent or approval of any Governmental Authority or any other Person, except those which have been duly obtained, made or complied with and are in full force and effect.

Exhibit A to Loan Agreement

(b)

This Guarantee and each of the other Financing Documents to which Guarantor is a party have been duly executed and delivered and constitute a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms.

The representations and warranties set forth in this Section 2 shall survive the execution and delivery of this Guarantee.

3.

REINSTATEMENT.  This Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against Borrower or Guarantor for liquidation or reorganization, should Borrower or Guarantor become insolvent or make an assignment for the benefit of creditors, or should a receiver or trustee be appointed for all or any significant part of the assets of Borrower or Guarantor, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable Law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a "voidable preference," "fraudulent conveyance," "fraudulent transfer" or otherwise, all as though such payment or performance had not been made.  In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

4.

TERMINATION OF THIS GUARANTEE.  No termination or cancellation (regardless of cause or procedure) of the Loan Agreement shall in any way affect or impair the powers, obligations, duties, rights and liabilities of the Parties in any way with respect to (i) any transaction or event occurring prior to such termination or cancellation, or (ii) any of Guarantor's undertakings, agreements, covenants, warranties and representations contained in this Guarantee and all such undertakings, agreements, covenants, warranties and representations shall survive such termination .

5.

INCORPORATION BY REFERENCE.  The following provisions of the Purchase Agreement are hereby incorporated by reference into this Guarantee (except that references therein to the Purchase Agreement shall be deemed to be references to this Guarantee): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.5 (Remedy); Section 10.6 (Cooperation); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

Exhibit A to Loan Agreement

6.

CERTAIN DEFINITIONS.  Except as otherwise defined herein, capitalized terms shall have the meanings set forth in the Loan Agreement or the Purchase Agreement, as applicable.

[Signature Page Follows]

Exhibit A to Loan Agreement

IN WITNESS WHEREOF, the Parties have executed this Guarantee as of the date first above written.

GUARANTOR:

NORTHERN ORION EXPLORATIONS LTD., a British Columbia corporation

By: ________________________________________

Name: ______________________________________

Title: _______________________________________

SECURED PARTY:

BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation

By: ________________________________________

Name: ______________________________________

Title: _______________________________________

Exhibit A to Loan Agreement

Exhibit B

FORM OF SUBSIDIARY GUARANTEE,
PLEDGE AND SECURITY AGREEMENT

THIS GUARANTEE, PLEDGE AND SECURITY AGREEMENT (this "Agreement"), dated as of [*], 2003, is made by and among RAA HOLDINGS S.A., a Cayman Island corporation ("RAA"), COPPER HOLDINGS INTERNATIONAL, LLC, a Delaware limited liability company ("CHI"), MINERA AGUA RICA, LLC, a Delaware limited liability company ("MAR"), and BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("Secured Party").  MAR and CHI are sometimes individually referred to in this Agreement as a "Guarantor" and collectively as the "Guarantors."  CHI and RAA are sometimes individually referred to in this Agreement as "Pledgor" and collectively as "Pledgors."  MAR, CHI and RAA are sometimes individually referred to in this Agreement as a "Related Party" and collectively as the "Related Parties."  The Related Parties and Secured Party are sometimes individually referred to in this Agreement as a "Party" and collectively as the "Parties."

PRELIMINARY STATEMENTS

A.

RAA is the record and beneficial owner of one hundred percent (100%) of the issued and outstanding limited liability company interests of CHI, and CHI is the record and beneficial owner of one hundred percent (100%) of the issued and outstanding limited liability company interests of MAR;

B.

The Related Parties, Secured Party and Northern Orion Explorations Ltd. are parties to a Loan Agreement, dated as of [*], 2003 (the "Loan Agreement"), providing for the deferred payment of a portion of the purchase price for certain limited liability company interests in CHI, which Secured Party agreed to sell to RAA pursuant to the LLC Interests Purchase Agreement, dated as of April 23, 2003, by and among RAA and Secured Party (the "Purchase Agreement");

C.

The Related Parties are members of one group of companies, and each Guarantor has obtained and will obtain direct and material benefit from RAA's ability to defer payment of a portion of the purchase price pursuant to the Loan Agreement; and

D.

As a condition precedent to the consummation of the above-referenced transactions, each Guarantor has agreed to guarantee the obligations of RAA pursuant to the Loan Agreement and the Purchase Agreement, and each Pledgor has agreed to grant Secured Party a security interest upon the collateral herein described to secure the payment by RAA of the indebtedness owed under the Loan Agreement and the performance by RAA of its obligations under the Purchase Agreement and the Release (as defined in the Purchase Agreement);

NOW, THEREFORE, to induce Secured Party to enter into the Loan Agreement and the Purchase Agreement and to allow RAA to defer payment of a portion of the purchase price as described above, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Exhibit B to Loan Agreement

1.

SECURITY FOR GUARANTEED OBLIGATIONS.  The "Guaranteed Obligations" means:  (i) the punctual payment when due of any and all amounts, default interest, fees, costs, expenses, Taxes and other sums owed by any Obligated Party under the Release, this Agreement or any other Financing Documents (including all obligations of payment and indemnification and amounts which may be paid or incurred by Secured Party in collecting said indebtedness, obligations or liabilities); and (ii) the due and punctual performance and observance of all covenants required under the Release, this Agreement or any other Financing Documents to be performed or observed by any Obligated Party.

2.

GUARANTEE.

(a)

In order to induce Secured Party to enter into the Transaction Documents, each Guarantor, subject to the terms of this Agreement, does hereby absolutely and unconditionally guarantee to Secured Party and its successors and assigns, the payment, performance and discharge of the Guaranteed Obligations as and when the same shall become due, whether at stated maturity or by acceleration.  This is a continuing guarantee of payment and performance and not of collection.  If RAA shall fail or refuse to pay, perform or discharge any of the Guaranteed Obligations, Guarantors shall fully and punctually pay, perform and/or discharge the Guaranteed Obligations.  Guarantors further agree that their obligations under this Agreement shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(i)

the genuineness, validity, regularity, enforceability or any future amendment of, or any change in this Agreement, any other Transaction Document or any other agreement, document or instrument to which any Related Parties and/or Secured Party may become a party;

(ii)

the absence of any action to enforce this Agreement or any other Transaction Document or the waiver or consent by Secured Party with respect to any of the provisions thereof;

(iii)

the existence, value or condition of, or failure by Secured Party to perfect its Lien against, any security for the Guaranteed Obligations or any action, or the absence of any action, by Secured Party in respect thereof (including the release of any such security); or

(iv)

any other action or circumstances which may otherwise constitute a legal or equitable discharge or defense of a surety or guarantor;

(v)

it being agreed by Guarantors that their obligations under this Agreement shall not be discharged until the payment and performance, in full, of the Guaranteed Obligations.  Guarantors shall be regarded, and shall be in the same position, as principal debtors with respect to the Guaranteed Obligations.  Guarantors expressly waive all rights they may now or in the future have at Law, in equity, or otherwise, to compel Secured Party to proceed in respect of the Guaranteed Obligations against RAA or any other party or to proceed against any security for the payment and performance of the Guaranteed Obligations before proceeding against, or as a condition to proceeding against, Guarantors.  Guarantors further expressly waive and agree not to assert or take advantage of any defense based upon the failure of Secured Party to commence

Exhibit B to Loan Agreement

an action in respect of the Guaranteed Obligations against RAA or any other party or any security for the payment and performance of the Guaranteed Obligations.  Guarantors agree that any notice or directive given at any time to Secured Party which is inconsistent with the waivers in the preceding two sentences shall be null and void and may be ignored by Secured Party, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this Agreement for the reason that such pleading or introduction would be at variance with the written terms of this Agreement.  It is agreed between Guarantors and Secured Party that the foregoing waivers are of the essence of the transaction contemplated by the Financing Documents and that, but for this Agreement and such waivers, Secured Party would decline to make the extensions of credit contemplated by the Loan Agreement.

(b)

Obligations Paid in Accordance with Terms Thereof.  Guarantors guarantee that the Guaranteed Obligations will be paid in the lawful currency required by the Loan Agreement strictly in accordance with the terms and provisions of the Loan Agreement, free and clear of and without deduction for any present or future Tax, or other levy, impost or any other charge, if any, of any nature whatsoever now or hereafter imposed by any taxing authority.  If Guarantor is required by Law to deduct any Taxes from or in respect of payment of the Guaranteed Obligations, (i) if such Taxes are Non-Excluded Taxes, the sum payable shall be increased as much as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2(b)), Secured Party receives an amount equal to the sum it would have received had no such deductions been made; (ii) Guarantors shall make such deductions; and (iii) Guarantors shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable Law.

(c)

Enforcement of Guarantee.  In no event shall Secured Party have any obligation (although it is entitled, at its option) to proceed against RAA or any other Person or to proceed against any Property pledged to secure the Guaranteed Obligations before proceeding against Guarantors, and Secured Party may proceed, prior or subsequent to, or simultaneously with, the enforcement of Secured Party's rights hereunder, to exercise any right or remedy which it may have against any property, real or personal, as a result of any Lien it may have as security for all or any portion of the Guaranteed Obligations.

(d)

Waiver.  In addition to the waivers contained in Section 2(a) hereof, Guarantors waive, and agree that they shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets or redemption Laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by Guarantors of their obligations under, or the enforcement by Secured Party of, this Agreement.  Guarantors hereby waive diligence, presentment and demand (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of further security, release of further security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse

Exhibit B to Loan Agreement

change in RAA's financial condition or any other fact which might materially increase the risk to Guarantors) with respect to any of the Guaranteed Obligations or all other demands whatsoever and waives the benefit of all provisions of Law which are or might be in conflict with the terms of this Agreement.  Guarantors represent, warrant and agree that, as of the date of this Agreement, their obligations under this Section 2 are not subject to any counterclaim, offset or defense against Secured Party or RAA of any kind.  Guarantors further agree that their obligations under this Section 2 shall not be subject to any counterclaims, offsets or defenses against Secured Party or RAA of any kind which may arise in the future, other than payment of the Guaranteed Obligations.  To the full extent allowed by Law, until all Guaranteed Obligations have been satisfied in full, if any Guarantor is not an "insider", as contemplated by the United States Bankruptcy Code, 11 U.S.C. 101, then such Guarantor shall have no right of subrogation and waives any right to enforce any remedy which Secured Party now has or may hereafter have against any Obligated Party or another guarantor, and waives any benefit of any right to participate in any security now or hereafter held by Secured Party.  If any Guarantor is an "insider" (as defined above), then such Guarantor waives such rights of subrogation permanently to the fullest extent allowed by Law.

(e)

Benefits of Guarantee.  The provisions of this Agreement are for the benefit of Secured Party and its successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between RAA and Secured Party, the obligations of RAA under the Transaction Documents.  In the event all or any part of the Guaranteed Obligations are transferred, endorsed or assigned by Secured Party to any Person or Persons pursuant to the Loan Agreement, any reference to "Secured Party" herein shall be deemed to refer equally to such Person or Persons.

(f)

Modification of Obligation, etc.  Subject to the terms and conditions of the Loan Agreement and the Purchase Agreement, if Secured Party shall at any time or from time to time, with or without the consent of, or notice to, Guarantors:

(i)

change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations;

(ii)

take any action under or in respect of the Transaction Documents in the exercise of any remedy, power or privilege contained therein or available to it at Law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(iii)

amend or modify, in any manner whatsoever, the Transaction Documents;

Exhibit B to Loan Agreement

(iv)

extend or waive the time for Guarantors', RAA's or any other Person's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Transaction Documents, or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(v)

take and hold security or collateral for the payment of the Guaranteed Obligations guaranteed hereby or sell, exchange, release, dispose of, or otherwise deal with, any Property pledged, mortgaged or conveyed, or in which Secured Party has been granted a Lien, to secure any indebtedness owed by Guarantors to Secured Party;

(vi)

release anyone who may be liable in any manner for the payment of any amounts owed by Guarantors to Secured Party;

(vii)

modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of Guarantors are subordinated to the claims of Secured Party; and/or

(viii)

apply any sums by whomever paid or however realized to any amounts owing by Guarantors to Secured Party in such manner as Secured Party shall determine in its discretion;

then Secured Party shall incur no liability to Guarantors pursuant hereto as a result thereof, and no such action shall impair or release the obligations of Guarantors under this Agreement.

(g)

Subrogation.  Each Guarantor hereby subordinates to the payment in full of the Guaranteed Obligations any and all rights, whether at Law, in equity, by agreement or otherwise, to subrogation, indemnity, reimbursement or any other similar claim, cause of action or remedy that otherwise would arise out of any Guarantor's performance of its obligations to Secured Party under this Agreement.  In furtherance of the forgoing, each Guarantor agrees that it will not exercise, or seek to exercise, any such right or remedy or demand or accept any payment in respect thereof.

(h)

Election of Remedies, Etc.  Any election of remedies which results in the denial or impairment of the right of Secured Party to seek a deficiency judgment against RAA shall not impair Guarantors' obligation to pay the full amount of the Guaranteed Obligations.  In the event Secured Party shall bid at any foreclosure or trustee's sale or at any private sale permitted by Law or the Financing Documents, Secured Party may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by Secured Party but shall be credited against the Guaranteed Obligations.

(i)

Continuing Guarantee.  Guarantors agree that this Guarantee is a continuing guarantee and shall remain in full force and effect until the payment and performance in full of the Guaranteed Obligations.

Exhibit B to Loan Agreement

3.

PLEDGE.  Each Pledgor, for itself and its successors, assigns and legal representatives, hereby pledges and assigns unto Secured Party, and grants to Secured Party a lien and security interest in and to the following (the "Pledged Collateral"):

(a)

limited liability company interests consisting of the following (collectively, the "Pledged Interests"): with respect only to RAA, as pledgor, approximately 72% of the limited liability company interests in each of CHI and MAR, as a first priority lien and security interest, and approximately 28% of the limited liability company interests in each of CHI and MAR, as a second priority lien and security interest pursuant to the terms of an intercreditor agreement between Secured Party and Endeavor or, in the event Endeavour no longer holds a first priority lien and security interest in any limited liability company interests of CHI, 100% of the limited liability company interests of each of CHI and MAR;

(b)

subject to the Royalty and Net Proceeds Agreement, all distributions, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Interests;

(c)

all other property hereafter delivered to Pledgors in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such property and all cash, securities, interest, dividends, rights, and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all thereof; and

(d)

without affecting the obligations of any Obligated Party under any provision of any Financing Document prohibiting such action, in the event of any consolidation or merger in which any Pledgor is not the surviving corporation, all equity interests of the successor corporation formed by or resulting from such consolidation or merger.

provided, however, that, notwithstanding any provision herein to the contrary, unless and until an Event of Default has occurred, Pledgors shall be entitled to vote the Pledged Interests and to receive, use, consume and otherwise appropriate to its own use, any and all cash dividends and distributions on the Pledged Interests permitted by the provisions of the Loan Agreement without any further consent of the Secured Party; provided, further that immediately upon the occurrence of an Event of Default, Pledgors' right to use and take any such permitted cash dividends and distributions shall cease, and all cash payments shall revert to the Secured Party's possession and control as herein provided.

4.

DELIVERY OF PLEDGED COLLATERAL.

(a)

All certificates representing or evidencing the Pledged Interests shall be delivered to and held by or on behalf of Secured Party, pursuant hereto, and shall be accompanied by duly executed, undated instruments of transfer or assignment in blank, all in form and substance satisfactory to Secured Party.  Secured Party shall have the right, at any time after the occurrence and during the continuance of an Event of Default and without notice to Pledgors, to transfer to or to register in the name of Secured Party or any of its nominees any or all of the Pledged Interests.  In addition, Secured Party shall have the right at any time after the occurrence and during the continuance of an Event of Default to exchange certificates or instruments representing or evidencing Pledged Interests for certificates or instruments of smaller or larger denominations.

Exhibit B to Loan Agreement

Upon request by Secured Party, Pledgors shall, and shall cause the issuers of the Pledged Interests to, execute and deliver all instruments and documents, and take all further action, that may be reasonably necessary or desirable, or that Secured Party may reasonably request, in order to perfect and protect any security interest granted or purported to be granted in the Pledged Interests, to establish "control" (as such term is defined in the UCC) by Secured Party over such Pledged Interests to exercise and enforce its rights and remedies hereunder with respect to such Pledged Interests, including, and as applicable, (i) to register the security interest granted hereby upon the books of the issuers of the Pledged Interests in accordance with Article 8 of the UCC, and (ii) to deliver to Secured Party an Acknowledgment of Pledge duly executed by the issuers of the Pledged Interests in form and substance satisfactory to Secured Party.

(b)

Pledgors hereby authorize Secured Party, its counsel or representative, at any time and from time to time, to file financing statements and amendments thereof, including those that describe the collateral covered by such financing statements as "72% of the limited liability company interests owned by Pledgor in Copper Holdings International, LLC" and "72% of the limited liability company interests owned by Copper Holdings International, LLC in Minera Agua Rica, LLC" or words of similar effect, in such jurisdictions as Secured Party may deem necessary or desirable in order to perfect the security interests granted by Pledgors under this Agreement.  A carbon, photostatic, electronic, facsimile or other reproduction of this Agreement or of any financing statement covering the Pledged Collateral or any part thereof shall be sufficient as a financing statement and may be filed as a financing statement.

(c)

No Related Party shall change its name, identity, or corporate structure (whether by merger, consolidation, conversion or otherwise) in any manner or take any other action that might make any financing statement filed in connection with this Agreement seriously misleading unless such Related Party shall have given Secured Party thirty (30) days prior written notice thereof and shall have taken all action deemed necessary or desirable by Secured Party to make each financing statement not seriously misleading.

(d)

The issuers of the Pledged Interests hereby (i) acknowledge receipt of this Agreement and (ii) confirm that a pledge of all of Pledgor's right, title and interest in, to and under the Pledged Interests has been registered or otherwise duly noted in the books and records of the issuers of such Pledged Interests in the name of the Secured Party.

5.

REPRESENTATIONS AND WARRANTIES.  The Related Parties jointly and severally represent and warrant to Secured Party that:

(a)

The execution, delivery and performance by the Related Parties of this Agreement and the other Financing Documents to which any Related Party is a party and the creation of all Liens provided for herein and therein: (i) will not violate any applicable Law; (ii) will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any Related Party is a party or by which it or any of its Property is bound; (iii) will not result in the creation or imposition of any Lien upon any of the Property of any Related Party other than those in favor of Secured Party, all pursuant to this Agreement and the other Financing Documents; and (iv) do not require the consent or approval of any Governmental Authority or any other Person, except those which have been duly obtained, made or complied with and are in full force and effect.

Exhibit B to Loan Agreement

(b)

This Agreement and each of the other Financing Documents to which any Related Party is a party have been duly executed and delivered and constitute a legal, valid and binding obligation of such Related Party, enforceable against such Related Party in accordance with its terms.

(c)

The value of the consideration received and to be received by each Guarantor is reasonably worth at least as much as the liability and obligations of such Guarantor under its respective Guarantee, and such liability and obligations may reasonably be expected to benefit such Guarantor directly or indirectly.

(d)

Neither Guarantor is "insolvent" on the date hereof (that is, the sum of each Guarantor's absolute and contingent liabilities does not exceed the fair market value of such Guarantor's assets); neither Guarantor will be rendered "insolvent" upon executing this Guarantee; each Guarantor's capital is adequate for the business in which such Guarantor is engaged and intends to be engaged; and neither Guarantor has hereby incurred, nor does any Guarantor intend to incur or believe that it will incur, debts which will be beyond its ability to pay as such debts mature.

(e)

Subject to the Royalty and Net Proceeds Agreement, Pledgors are, and at the time of delivery of the Pledged Interests of Pledgors to Secured Party pursuant to Section 10 hereof will be, the sole holders of record and the sole beneficial owners of the Pledged Collateral, free and clear of any Lien thereon or affecting the title thereto except for (i) the Lien created by this Agreement , and (ii) with respect only to approximately 28% of the limited liability company interest in CHI pledged by RAA, the existing first priority lien and security interest in favor of Endeavor.

(f)

Subject to the Royalty and Net Proceeds Agreement, Pledgors have the authority to pledge, assign, transfer, deliver, deposit and set over to Secured Party the Pledged Collateral as provided herein.

(g)

None of the Pledged Interests has been issued or transferred in violation of the securities registration, securities disclosure or similar Laws of any jurisdiction to which such issuance or transfer may be subject.

(h)

The Pledged Interests with respect to each issuer thereof constitute the percentage interest and type of interest described in Section 3(a).  As of the date hereof, (i) no subscription, warrant, option or other rights to purchase or acquire any interest in CHI or MAR is authorized and outstanding, and (ii) there is no commitment by CHI or MAR to issue any such interests, warrants, options or other such rights or securities.

Exhibit B to Loan Agreement

(i)

The pledge of the Pledged Collateral is not in contravention of any Law or of any agreement to which any Guarantor is a party or by which it is otherwise bound, and no consent, approval, authorization or other order of, or other action by, any Person or notice to or filing with, any Person is required for the pledge by Pledgors of the Pledged Collateral pursuant to this Agreement.

(j)

All action (including, without limitation, all filings, registrations and recordings) necessary or desirable to create, protect and perfect such security interest and Lien granted to Secured Party hereby in respect of each item of the Pledged Collateral has been duly accomplished.

The representations and warranties set forth in this Section 5 shall survive the execution and delivery of this Agreement.

6.

COVENANTS.  The Related Parties jointly and severally covenant and agree that, from and after the date of this Agreement until full payment and performance of the Guaranteed Obligations:

(a)

Without the prior written consent of Secured Party, no Pledgor will sell, assign, transfer, pledge, or otherwise encumber any of its rights in or to the Pledged Collateral or any unpaid distributions or payments with respect thereto except pursuant to this Agreement.

(b)

No Pledgor will, subsequent to the date of this Agreement, without the prior written consent of Secured Party, cause or take any action to, or fail to take any action the result of which is to, permit CHI or MAR to issue or grant any warrants, options of any nature or other instruments convertible into interests in CHI or MAR or issue any additional interests in CHI or MAR.

(c)

Each Related Party will, at its expense, promptly execute, acknowledge and deliver all such instruments and take all such action as Secured Party from time to time may reasonably request in order to perfect and protect the Lien granted or purported to be granted hereby or to enable Secured Party to exercise and enforce its rights and remedies hereunder with respect to the Pledged Collateral.

(d)

Subject to the Royalty and Net Proceeds Agreement, each Pledgor has and will defend title to the Pledged Collateral and the Liens of Secured Party thereon against the claim of any Person and will maintain and preserve such Liens, subject, however, to the existing first priority lien and security interest in favor of Endeavor pledged by RAA with respect to approximately 28% of the limited liability company interests in CHI.

(e)

Pledgors will pay all Taxes, assessments and charges levied, assessed or imposed upon the Pledged Collateral before the same become delinquent or become Liens upon any of such Pledged Collateral.

Exhibit B to Loan Agreement

7.

REMEDIES UPON AN EVENT OF DEFAULT.

(a)

Upon the occurrence of an Event of Default and during the continuation thereof, Secured Party may exercise all rights of a secured party under the UCC. In addition, Secured Party is hereby authorized and empowered to transfer and register in its name or in the name of its nominee the whole or any part of the Pledged Collateral, exercise the voting rights with respect thereto, collect and receive all cash distributions made thereon, and, in its sole discretion, sell in one or more sales after ten (10) days' notice of the time and place of any public sale or of the time after which a private sale is to take place (which notice Pledgors agree is commercially reasonable), with five (5) days' previous notice to any Related Party or advertisement, the whole or any part of the Pledged Collateral and otherwise act with respect to the Pledged Collateral as though Secured Party was the legal and record owner thereof.  Pledgors hereby irrevocably constitute and appoint Secured Party as the proxy and attorney-in-fact of Pledgors, with full power of substitution to exercise any of the rights provided in the preceding sentence; provided that Secured Party shall not have any duty to exercise any such right or to preserve the same and shall not be liable for any failure to do so or for any delay in doing so.  Any sale shall be made at a public or private sale at Secured Party's offices or elsewhere to be named in the notice of sale, either for cash or upon credit or for future delivery at such price as Secured Party may deem fair, and Secured Party may be the purchaser of the whole or any part of the Pledged Collateral so sold and hold the same thereafter in its own right free from any claim of Pledgors or any right of redemption, which Pledgors hereby waive to the extent permitted by applicable Law.  Each sale shall be made to the highest bidder, but Secured Party reserves the right to reject any and all bids at such sale which, in its discretion, it shall deem inadequate.  Demands of performance, except as otherwise herein specifically provided for, notices of sale, advertisements and the presence of property at sale are hereby waived and any sale hereunder may be conducted by an auctioneer or any officer of agent of Secured Party.

(b)

If, at the original time or times appointed for the sale of the whole or any part of the Pledged Collateral, the highest bid, if there be but one sale, shall be inadequate to discharge in full all the Guaranteed Obligations, or if the Pledged Collateral be offered for sale in lots, if at any of such sales, the highest bid for the lot offered for sale would indicate to Secured Party, in its discretion, the unlikelihood of the proceeds of the sales of the whole of the Pledged Collateral being sufficient to discharge all the Guaranteed Obligations, Secured Party may, on one or more occasions and in its discretion, postpone any of said sales by public announcement at the time of sale or the time of previous postponement of sale, and no other notice of such postponement or postponements of sale need be given, any other notice being hereby waived; provided that any sale or sales made after such postponement shall be after five (5) days' notice to Pledgors.

(c)

If, at any time that Secured Party shall determine to exercise its rights to sell the whole or any part of the Pledged Collateral hereunder, such Pledged Collateral or the part thereof to be sold shall not, for any reason whatsoever, be effectively registered under the Securities Act of 1933, as amended (the "Act"), Secured Party may, in its discretion (subject only to applicable requirements of Law), sell such Pledged Collateral or part thereof by private sale in such manner and under such circumstances as Secured Party may deem necessary or advisable, but subject to the other requirements of this Section 7(c), and shall not be required to effect such registration or to cause the same to be effected.  Without limiting the generality of the foregoing, in any such event Secured Party in its discretion (i) may, in accordance with applicable securities Laws, proceed to make such private sale notwithstanding that a registration statement for the purpose of registering such Pledged Collateral or part thereof could be or shall have been filed under said Act (or similar statute), (ii) may approach and negotiate with a single possible purchaser to effect such sale, (iii) may restrict such sale to a purchaser who will represent and agree that such purchaser is purchasing for its own account, for investment and not with a view to the distribution or sale of such Pledged Collateral or part thereof, and (iv) may place all or any part of the Pledged Collateral with an investment banking firm for private placement, which firm shall be entitled to purchase all or any part of the Pledged Collateral for its

Exhibit B to Loan Agreement

own account.  If any of the Pledged Collateral shall not be freely distributable to the public without registration under the Act (or similar statute), then Secured Party shall not be required to effect such registration or cause the same to be effected but, in its discretion (subject only to applicable requirements of Law), may require that any sale hereunder (including a sale at auction) be conducted subject to restrictions (i) as to the financial sophistication and ability of any Person permitted to bid or purchase at any such sale, (ii) as to the content of legends to be placed upon any certificates representing the Pledged Collateral sold in such sale, including restrictions on future transfer thereof, (iii) as to the representations required to be made by each Person bidding or purchasing at such sale relating to that Person's access to financial information about the issuers of the Pledged Interests and such Person's intentions as to the holding of the Pledged Collateral so sold for investment, for its own account, and not with a view of the distribution thereof, and (iv) as to such other matters as Secured Party may, in its discretion, deem reasonably necessary or appropriate in order that such sale (notwithstanding any failure so to register) may be effected in compliance with the UCC and other Laws affecting the enforcement of creditors' rights and the Act and all applicable state securities Laws.

(d)

Pledgors acknowledge that, notwithstanding the legal availability of a private sale or a sale subject to the restrictions described above in paragraph (c), Secured Party may, in its discretion, elect to register any or all the Pledged Collateral under the Act (or any applicable state securities Law).  Guarantors, however, recognize that Secured Party may be unable to effect a public sale of any or all the Pledged Collateral and may be compelled to resort to one or more private sales thereof.  Guarantors also acknowledge that any such private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agree that any such private sale shall be deemed to have been made in a commercially reasonable manner.  Secured Party shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit the issuers of the Pledged Interests to register such securities for public sale under the Act, or under applicable state securities Laws, even if they would agree to do so.

(e)

The Related Parties agree that following the occurrence and during the continuation of an Event of Default they will not at any time plead, claim or take the benefit of any appraisal, valuation, stay, extension, moratorium or redemption Law now or hereafter in force in order to prevent or delay the enforcement of this Agreement, or the absolute sale of the whole or any part of the Pledged Collateral or the possession thereof by any purchaser at any sale hereunder, and the Related Parties waive the benefit of all such Laws to the extent they lawfully may do so.  The Related Parties agree that they will not interfere with any right, power and remedy of Secured Party provided for in this Agreement or now or hereafter existing at Law or in equity or otherwise, or the exercise or beginning

Exhibit B to Loan Agreement

of the exercise by Secured Party of any one or more of such rights, powers, or remedies.  No failure or delay on the part of Secured Party to exercise any such right, power or remedy and no notice or demand which may be given to or made upon the Related Parties by Secured Party with respect to any such remedies shall operate as a waiver thereof, or limit or impair Secured Party's right to take any action or to exercise any power or remedy hereunder, without notice or demand, or prejudice its rights as against the Related Parties in any respect.  The Related Parties waive all claims, damages and demands against Secured Party arising out of the repossession, retention or sale of the Pledged Collateral.

(f)

Pledgors will pay all Taxes, assessments and charges levied, assessed or imposed upon the Pledged Collateral before the same become delinquent or become Liens upon any of such Pledged Collateral.

8.

APPLICATION OF PROCEEDS.  Subject to the Royalty and Net Proceeds Agreement, any cash held by Secured Party as Pledged Collateral and all cash proceeds received by Secured Party in respect of any sale of, liquidation of, or other realization upon all or any part of the Pledged Collateral shall be applied or distributed by Secured Party as follows:

(a)

first, to Secured Party in an amount sufficient to pay in full the reasonable expenses of Secured Party in connection with such sale, disposition or other realization, including all expenses, liabilities and advances reasonably incurred or made by Secured Party in connection therewith, including, without limitation, reasonable attorneys' fees;

(b)

second, to the payment of accrued but unpaid interest, fees and prepayment premiums, if any, on the Guaranteed Obligations under the Transaction Documents;

(c)

third, to the payment of unpaid principal of the Guaranteed Obligations under the Transaction Documents; and

(d)

finally, to the payment to the appropriate Pledgor, its successors and assigns, or as a court of competent jurisdiction may direct, of any surplus remaining therefrom.

9.

POWER OF ATTORNEY.  Each Related Party appoints Secured Party, or any other Person whom Secured Party may designate, as such Related Party's attorney, with power, upon the occurrence and during the continuance of a Default or an Event of Default, to endorse such Related Party's name on any checks, notes, acceptances, money orders, drafts or other form of payment or security representing a portion of the Pledged Collateral that may come into Secured Party's possession and to do all things reasonably necessary to carry out the terms of this Agreement.  Each Related Party ratifies and approves all such acts of such attorney.  Neither Secured Party nor any other Person designated by Secured Party as attorney hereunder will be liable for any acts or omissions, nor for any errors of judgment or mistakes of fact or Law except for those resulting from the gross negligence or willful misconduct of such Person.  This power, coupled with an interest, is irrevocable until the Guaranteed Obligations have been paid in full.

Exhibit B to Loan Agreement

10.

SECURED PARTY'S RIGHT TO TAKE ACTION.  In the event that any Pledgor fails or refuses promptly to perform any of its obligations set forth herein, including, without limitation, the obligation pursuant to 6(e) hereof to pay Taxes, assessments and other charges levied, assessed or imposed on the Pledged Collateral, or otherwise fails or refuses to pay any amount necessary for the preservation and protection of the Pledged Collateral, Secured Party shall have the right, without obligation, to do all things it deems necessary or advisable to discharge the same (including, without limitation, to pay any such Taxes, assessments, charges or other sums, together with interest and penalties thereon) and any sums paid by Secured Party, or the cost thereof, including, without limitation, actual and reasonable attorneys' fees, shall be reimbursed by Pledgors to Secured Party on demand and, until so reimbursed, shall bear interest at the Default Rate.

11.

REINSTATEMENT.  This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Related Party for liquidation or reorganization, should any Related Party become insolvent or make an assignment for the benefit of creditors, or should a receiver or trustee be appointed for all or any significant part of the assets of any Related Party, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Guaranteed Obligations, or any part thereof, is, pursuant to applicable Law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Guaranteed Obligations, whether as a "voidable preference," "fraudulent conveyance," "fraudulent transfer" or otherwise, all as though such payment or performance had not been made.  In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Guaranteed Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

12.

INDEMNITY.

(a)

The Related Parties shall jointly and severally indemnify and hold Secured Party, its Affiliates, and their respective officers, directors, employees, attorneys and agents (each, an "Indemnified Person"), harmless from and against any and all suits, actions, costs, fines, deficiencies, penalties, proceedings, claims, damages, losses, liabilities and expenses (including reasonable attorneys' fees and disbursements and other costs of investigations or defense, including those incurred upon any appeal) (each, a "Claim") which may be instituted or asserted against or incurred by such Indemnified Person as the result of or arising in connection with this Agreement, including any and all Taxes payable in connection with the delivery or registration of any of the Pledged Collateral as provided herein and any litigation, proceeding or investigation brought under any federal or state securities Laws with respect to any matter provided herein, and regardless of whether the Indemnified Person is a party to such Claim.

(b)

The provisions of Section 7(a) shall not affect, modify, supersede or limit a Party's rights or obligations under the indemnification provisions in the Loan Agreement or any other Transaction Document, and the indemnification provisions in any other Transaction Document shall not affect, modify, supersede or limit a Party's rights or obligations under Section 7(a).

Exhibit B to Loan Agreement

13.

LIMIT OF LIABILITY.  Each Guarantor shall be liable under this Agreement only for amounts aggregating up to the largest amount that would not render its obligations hereunder subject to avoidance under Section 548 of the United States Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act, and each other similar federal or state Law.

14.

FEES AND EXPENSES.  The Related Parties shall jointly and severally pay on demand all reasonable costs and expenses (including all actual and reasonable fees and expenses of counsel) of Secured Party in connection with this Agreement and the transactions contemplated hereby, including: (i) any amendment, modification or waiver of, or consent with respect to this Agreement or advice in connection with its rights hereunder; (ii) any litigation, contest, dispute, suit, proceeding or action (whether instituted by Secured Party, the Related Parties or any other Person) in any way relating to the Pledged Collateral, this Agreement or any other Financing Documents, whether as party, witness, or otherwise, including any litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against the Related Parties, including any litigation, contest, dispute, suit, case, proceeding or action (and any appeal or review) in connection with a case under the Bankruptcy Code, or any other applicable federal, state or foreign bankruptcy or similar insolvency Law; (iii) any attempt to enforce any rights of Secured Party against the Related Parties; (iv) any effort to verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of the Pledged Collateral; and (v) any Event of Default and any enforcement or collection proceedings resulting therefrom or any amendment, modification or waiver of, or consent with respect to, this Agreement in connection with any Event of Default; provided, however, that, in the case of any litigation of the kind described in clause (ii) above initiated by Secured Party against the Related Parties, if a judicial determination is entered against Secured Party and in favor of the Related Parties on every count of the complaint in such litigation, and such judicial determination is upheld on any appeal, then the Related Parties shall not be required to pay Secured Party's costs and expenses in connection with such litigation.

15.

TERMINATION OF THE LOAN AGREEMENT.  No termination or cancellation (regardless of cause or procedure) of the Loan Agreement shall in any way affect or impair the powers, obligations, duties, rights and liabilities of the Parties in any way with respect to (i) any transaction or event occurring prior to such termination or cancellation, (ii) the Pledged Collateral, or (iii) any of the Related Parties' undertakings, agreements, covenants, warranties and representations contained in this Agreement and all such undertakings, agreements, covenants, warranties and representations shall survive such termination.

16.

RETURN OF PLEDGED COLLATERAL.  Upon full payment of the Deferred Payment and any and all Default Interest and costs of collection as provided in the Loan Agreement, Pledgor shall be entitled to the return, upon its request and its expense, of such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof.

Exhibit B to Loan Agreement

17.

INCORPORATION BY REFERENCE.  The following provisions of the Purchase Agreement are hereby incorporated by reference into this Agreement (except that references therein to the Purchase Agreement shall be deemed to be references to this Agreement): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.5 (Remedy); Section 10.6 (Cooperation); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

18.

CERTAIN DEFINITIONS.  Except as otherwise defined herein, capitalized terms shall have the meanings set forth in the Loan Agreement or the Purchase Agreement, as applicable.

[Signature Page Follows]

Exhibit B to Loan Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

RAA HOLDINGS S.A., a Cayman Islands corporation, as Pledgor

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

COPPER HOLDINGS INTERNATIONAL, LLC, a Delaware limited liability company, as Pledgor and Guarantor

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

MINERA AGUA RICA, LLC, a Delaware limited liability company, as Guarantor

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

BHP MINERALS INTERNATIONAL EXPLORATION, INC., a Delaware corporation, as Secured Party

By:  ______________________________________

Name: ____________________________________

Title: ______________________________________

Exhibit B to Loan Agreement

Exhibit C

FORM OF PROMISSORY NOTE

$9,000,000.00

Houston, Texas

[●], 2003

FOR VALUE RECEIVED, RAA HOLDINGS, S.A., a Cayman Islands corporation ("Maker"), promises to pay to BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("Payee"), at [●], or at such other place as Payee may from time to time designate in writing, the principal sum of Nine Million Dollars ($9,000,000.00), which amount and any Default Interest shall be paid in accordance with the Loan Agreement (as defined below).

The rights, powers and remedies provided to Payee herein are cumulative and not exclusive of any right, power or remedy provided at law or in equity, and Payee may enforce any one or more remedies hereunder successively or concurrently, at its option.  No delay or failure on the part of Payee to exercise any right or remedy accruing to Payee hereunder, upon any default or breach by Maker of any term or provision hereof, shall be held to be an abandonment thereof.  No delay on the part of Payee in exercising any of its rights or remedies shall preclude Payee from the exercise thereof at any time during the continuance of any default or breach.  No waiver of a single default or breach shall be deemed a waiver of any subsequent default or breach.  All waivers under this Note must be in writing signed by the party entitled to enforce the right waived.  All amendments to this Note must be in writing and signed by both Maker and Payee.

This Note shall be deemed to be made in and in any and all respects shall be governed by, and construed in accordance with, the laws of the State of Delaware (without regard to principles of conflict of laws).

This Note is the Note referred to in and subject to and is issued pursuant to the terms of the Loan Agreement, dated [●], among Maker, Payee, Copper Holdings International, LLC, Minera Agua Rica, LLC and Northern Orion Explorations Ltd. (the "Loan Agreement").

Terms used, but not defined, herein shall have the meanings set forth in the Loan Agreement.

RAA HOLDINGS, S.A.

By: _______________________________

Name:

Title:

Exhibit C to Loan Agreement